SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated May 24, 2018

BT GROUP PLC

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

Enclosure: BT Group plc – Annual Report & Form 20-F 2018 as sent to shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Dan Fitz
Name: Dan Fitz
Title: Company Secretary

Date: May 24, 2018

2

Making it happen

BT Group plc
Annual Report & Form 20-F 2018

Where to find

more information

btplc.com

bt.com/annualreport

Delivering our Purpose Report

We’re using the power of

communications to make a

better world. That’s our purpose.

Read our annual update.

btplc.com/purposefulbusiness

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Welcome to BT Group plc’s

Annual Report & Form 20-F for 2018

This is the BT Annual Report for the year

ended 31 March 2018. It complies

with UK regulations and is part of the

Annual Report and Form 20-F for the

US Securities and Exchange Commission

to meet US regulations.

Throughout the report

look out for these:

Reference to other pages

within the report

Reference to further

reading online

Critical accounting

estimates and key

judgements

This Strategic Report was

approved by the Board on

9 May 2018

By order of the Board

Dan Fitz

Company Secretary

9 May 2018

Please see the cautionary statement regarding forward-looking statements on page 296.

Pages 1 to 130 form the Strategic Report. It includes Our strategy, Our business model, Our risks, the Operating review and the Group performance section.

The Governance section on pages 131 to 188 forms the Report of the Directors.

Highlights

Financial highlights
31 March 2018

£23.7bn
Revenue

(1.0)%
Change in underlying revenue excluding transit

£2.6bn
Profit before tax

20.5p
Basic earnings per share

£7.5bn
Adjusted EBITDA

£3.0bn
Normalised free cash flow

Read more in Group Performance **P118**

Jan du Plessis

New chairman

Jan du Plessis succeeded Sir Mike Rake, who stepped down after a decade in the role. Jan joined the Board as a non-executive director in June 2017 and became chairman on 1 November 2017.

Performance against 2017/18 outlook

	2017/18 outlook	2017/18 performance	2018/19 outlook
Change in underlying revenue[a,b,c]	Broadly flat	(1.0)%	Down 0.2%
Adjusted EBITDA[a,c]	£7.5bn – £7.6bn	£7.5bn	£7.3bn – £7.4bn
Capital expenditure[d]	–	–	c£3.7bn
Normalised free cash flow[a]	£2.7bn – £2.9bn	£3.0bn	£2.3bn – £2.5bn

[a] Defined on page 288 and 289.
[b] Excluding specific items, foreign exchange movements and the effect of acquisitions and disposals. For 2017/18 this excluded transit, but this is included for 2018/19.
[c] On an IAS 18 basis.
[d] Excluding BDUK clawback.

Connectivity is such a big part of all our lives. So we're focused on using it to help our customers create lasting memories and meaningful moments.

We're making that happen by connecting people to what matters to them, wherever they are.

Bringing people miles apart, closer together.

Building the best connected society

We're more than a business. We're a national asset, vital to connecting homes, businesses, families, individuals and ideas. We want to make sure that the UK remains one of the world's best connected countries. After all, we're the only business with the assets, scale and capabilities to make this happen.

Watch the ad
youtube.com/user/BTCampaigns

4 Annual Report 2018 BT Group plc

How we're making it happen

95%
superfast availability

No.1
'Best UK Mobile Network'

1.5m
premises passed with ultrafast broadband

90%
4G geographic coverage

2,400
extra frontline engineers

40MHz
of 3.4GHz spectrum secured

5 Annual Report 2018 BT Group plc

Allowing businesses to forge relationships and achieve great things.

Good for business

From start-ups to small companies, big household names, to public sector organisations, we help our business customers aim high and achieve great things. To make that happen we try to be innovative, fast and responsive in everything we do.

For more information
business.bt.com

6 Annual Report 2018 BT Group plc

How we're making it happen

1 team
new Enterprise unit bringing Business and Public Sector, and Wholesale and Ventures into one team

1.2m
we have around 1.2m customers from start-ups to large enterprises and public sector organisations

Robust actions
to improve the performance of Global Services

25,000
downloads of the new Business Service app

15
security operations centres around the globe

102%
rise in customers using BT Cloud Voice

7 Annual Report 2018 BT Group plc

Providing entertainment that everyone can enjoy.

Great services and content

Imagine a world where one joined-up network connects you to everything you need. Where access to news, music, movies, sport, gaming, banking, business, friends, family, customers and colleagues is there – wherever and whenever you want it. That's our vision and we're committed to making it happen.

Watch the ad
youtube.com/user/BTCampaigns

8 Annual Report 2018 BT Group plc

How we're making it happen

3 years
Premier League TV rights until the end of 2021/22

3
new TV channels and expanded boxset range

13,000
hours of live sport broadcast in the year

TV deal with Sky
to launch in early 2019

> 90m
nuisance calls diverted with BT Call Protect

9 Annual Report 2018 BT Group plc

And enabling people to be there for the moments that really matter.

Creating seamless customer experience

At its best, life flows from one great moment to the next. Sharing these moments brings us closer together. We're all about creating those seamless experiences – whether through joined-up services, sales and support or new products that blend fixed, mobile and TV.

Watch the ad
youtube.com/user/BTCampaigns

10 Annual Report 2018 BT Group plc

How we're making it happen

99.999%
availability in our core broadband network

No.1
EE sweeps the board in Root Metrics' network performance report

+20%
online chat up 20% this year as customers use our digital channels more

3.7%
fewer network faults

New apps
BT TV app lets customers watch their favourite shows on the go and record programmes remotely

1 team
Consumer business created from BT Consumer and EE

11 Annual Report 2018 BT Group plc

A welcome from our Chairman

My first impressions of BT are that we have great strength in our assets, people and capabilities, and this positions us well to deal with the challenges and opportunities ahead. It is important that we maintain our market leadership and play our part in supporting the UK as a world-class digital economy. As chairman I intend to support our people, engage with our stakeholders collaboratively, and build an even stronger reputation for our company.

Strong first impressions

I am honoured to be chairman of your company, BT.

I would like to take this opportunity to thank my predecessor, Sir Mike Rake, for his ten years of outstanding service to BT. I also want to thank the many people at BT who have made me feel so welcome.

BT is well positioned; we are leaders in fixed and mobile networks, in both our consumer and enterprise markets. We have four powerful brands, and we are financially robust. We have great people with wide-ranging skills and a healthy culture.

That said, this is a complex business; we operate in some tough markets and we have significant challenges ahead. For instance, volume growth in many of our markets is slowing, and we face increasing competition in our consumer, business and wholesale operations.

Initial priorities

It is important to me that we secure investment in integrated networks, the digital infrastructure of the future, and maintain a relentless focus on improving the experience of our customers.

We need to continue to play our part to ensure the UK remains one of the world’s leading digital economies. This requires us to invest in new technologies and opportunities; in fibre-to-the-premises (FTTP), 5G, cybersecurity and the Internet of Things.

It is also vital to continue to invest in our people to make sure we have the right skills to take our company forward. In 2017/18, we hired almost 2,400 new engineers in Openreach, and more than 2,500 apprentices and graduates.

At BT we have always looked after our people. My future focus will be to ensure we have a culture that rewards innovation, teamwork, customer orientation, and bold decision making.

And I want to make sure we give customers exemplary service. We have made significant improvements in customer experience across the group, but we are still not where we need to be. This is not just about speed, coverage, or value for money; it is about giving customers the best possible experience when dealing with BT so that they become advocates for our company.

12 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

I also believe an important part of my role will be to enhance the reputation of BT. In particular, it is critical that we build and maintain constructive and trusted relationships with government and the regulator.

Key achievements

Your company took a number of significant steps in 2017/18.

We announced a large-scale FTTP deployment, and achieved 90% geographic coverage with 4G. We obtained a good allocation of 3.4GHz spectrum as part of our overall planning for 5G.

We launched ultrafast broadband products with minimum speed guarantees, and we secured another three years of Premier League football at lower cost. We entered into a supply arrangement with Sky that ensures our TV customers will enjoy the best possible content.

We have increasing clarity on key aspects of regulation, with the completion of the wholesale local access market review, the decision by the regulator not to mandate a dark fibre product for the time being, and with the implementation of a new governance structure for Openreach. After a detailed consultation process, and in agreement with our pension scheme members and their unions, we closed the defined benefit pension scheme to further accrual, whilst increasing the company’s contribution rates to our main defined contribution pension scheme. In May we also reached agreement with the pension trustee on the 2017 triennial valuation and recovery plan, giving us certainty over the contributions we need to make to support the fund for the next three years.

And we used technology to support communities and society. Under our 2020 ambitions, we work to promote digital inclusion and build skills for the next generation. This year we also helped to raise around £109m for good causes.

Capital allocation and the transformation ahead

Connectivity today sits at the centre of most people’s lives and has become critical to homes and businesses alike. Consumption of data and bandwidth continues to expand at ever increasing rates, and at the same time technology continues to evolve as we move from copper to fibre, from 4G to 5G and from analogue to digital.

As the UK’s incumbent provider we are determined to lead this transition from old to new technologies, but in order to do so our strategy will need to evolve to provide ever greater focus on our customers’ experiences, and on network investment, whilst transforming our operating model to become a lean and agile organisation.

We have a comprehensive transformation programme in place to improve our operational and financial performance in what remains a competitive market environment, and we are increasing our investment to drive convergence and sustain our network leadership. We are confident in our strategy and the benefits we expect from the decisive actions we are taking to strengthen our competitive position.

Given the current market and regulatory headwinds and our investment plans, the Board has decided to hold the dividend unchanged for this year at 15.4p per share. The Board also expects to hold the dividend unchanged in respect of the next two financial years, given our outlook for earnings and cash flow over this period.

The Board remains committed to our dividend policy, which is to maintain or grow the dividend each year, whilst reflecting a number of factors including underlying medium term earnings expectations and levels of business reinvestment.

Board changes

Karen Richardson and Tony Ball will step down from the Board at the conclusion of the Annual General Meeting in July, having served as non-executive directors for six and nine years respectively. I would like to thank Karen and Tony for their significant contribution during their time at BT. We have begun the process of finding successors to Karen and Tony and have appointed external consultants to assist with the search process.

Looking to the future

I am delighted to be working with Gavin, and I know I have the support of a first-class Board. I am also confident we have the right leadership team in place to take our business forward and meet the challenges we face in the years ahead.

The Board has full confidence in the transformation programme that we have put in place. We believe that successful execution of our evolved strategy will serve the long-term interests of all our stakeholders and will ensure that we play our part in keeping the UK a leading digital economy.

Above all, we are confident that it will allow us to build trust and confidence and drive sustainable growth in value for our shareholders.

Jan du Plessis

Chairman

9 May 2018

13 Annual Report 2018 BT Group plc

A message from our Chief Executive

In a challenging year we have delivered on our strategy, made important investments for the future, competed effectively in the marketplace, and made great improvements to the experience we deliver to our customers. Our operational and financial results were overall broadly in line with expectations. We will accelerate our transformation with a three-year plan, and I remain tremendously optimistic about the future for our company and its stakeholders.

Robust business performance in a tough environment

The market environment got tougher in the last year. Volumes have slowed in our consumer businesses, as the markets for broadband, pay-TV and mobile subscribers reach maturity. Our customers responded well to our ‘more for more’ strategy which focuses on value versus volume as customers upgrade to fibre and 4G.

In our enterprise operations, customers are seeking shorter, more flexible contracts and more digital solutions. Openreach has come under pressure from regulation. Competition – from new entrants as well as established players – remains intense wherever we operate.

Against this, we recorded financial results overall broadly in line with expectations. BT is extremely well positioned in all of its markets; we have met the challenges and taken opportunities in a disciplined way.

Delivering our strategy in 2017/18

Here’s how we delivered against the three pillars of our strategy.

Deliver great customer experience. In 2017/18 we drove the best improvements in our customer metrics for many years. At the group level NPS (Net Promoter Score) was up by 8.3 points and RFT (Right First Time) was up by 4.3%. We reduced network faults by 3.7%, cut installation times for key products like Ethernet (by a third), and installed a record 2.1 million fibre broadband net connections. In BT Consumer we’ve reduced call waiting times by a minute and complaints to Ofcom about consumer broadband have fallen by 18%. At EE we now cover significantly more of the UK’s geography with 4G than any other operator, and we are delighted to have been found by RootMetrics to have the highest quality network, winning the UK Overall RootScore award for the ninth consecutive time. While we are proud of these achievements, we know there is much more still to do.

14 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Invest for growth. We made significant investments across the business in 2017/18. In Openreach we’ve started the rollout of ultrafast broadband delivering speeds of over 100Mbps with the announcement of the accelerated deployment of FTTP to three million homes by 2020, accompanied by a rapid rollout of Gfast. We believe we will make a return on this initial programme and we want to go further to reach 10 million premises by the mid 2020s, although this will depend on support from the Government and the regulator.

In BT Consumer we have invested to improve customer experience, and also to secure the best possible content for our BT Sport and TV customers. Our continued investments in EE have positioned us as the pre-eminent UK mobile operator, including in network coverage, store formats and online. In our enterprise businesses we’ve continued to invest to reposition our product set based on digital solutions, unified communications and our mobile capabilities. And our investment in many of our ventures is leading to impressive growth.

Looking ahead, we will continue to invest to secure growth in the medium term. This will include investment in our integrated fixed and mobile networks, fibre, 4G and eventually 5G, and investment to make our network, operations, and product set increasingly digital and converged.

Transform our costs. We have delivered on our existing cost-saving initiatives. Our restructuring programme has removed over 2,800 roles and delivered £180m of savings during the year. And we made good progress with our pension fund. The steps we took include closing the defined benefit scheme to new accruals and agreeing the triennial funding valuation and recovery plan with the Trustee.

Accelerating our strategic transformation

Our performance in 2017/18 has created a platform and position of strength from which to begin the next phase of our strategic transformation. We need to accelerate the process in order to meet the challenges ahead.

We have updated our strategy and will implement a new three-year plan, which we will deliver through three strategic priorities:

–	delivering differentiated customer experiences

–	investing in integrated network leadership

–	transforming our operating model.

We’ll create innovative new propositions, improve value for money, offer better service and make it easier to do business with us.

In UK fixed, we’ll speed up our investments in ultrafast and in UK mobile we’ll expand our leadership in 4G coverage and capacity. We intend to lead the market to 5G too.

We are creating a more lean, agile and flexible organisation with a simpler operating model. We have already brought together BT Consumer and EE – to form Consumer – to be managed and operated as one, with a new set of converged products. And now we’re combining our Business and Public Sector and Wholesale and Ventures units to create Enterprise. These are positive changes, designed to transform BT for the next chapter of its history.

We also need to make sure we have the right blend of skills for the challenges and opportunities ahead. We recently announced the creation of 6,000 new roles in frontline engineering, customer service and cybersecurity. More difficult has been the decision to remove 13,000 roles; largely from middle management and back-office functions. We’re also rationalising the number of our sites – including plans to exit BT Centre in London.

And we will accelerate the delivery of digital Global Services, by focusing on the leading multinational customers, standardising solutions, strengthening our security services, enhancing our cloud solutions, and divesting non-core assets.

My thanks, and an exciting future

I believe BT is a strong business that is well placed to continue to lead the UK communications market, in converged connectivity and services. The plans we are implementing will ensure our company is more efficient, incrementally productive, equipped with the right skill sets, and better able to meet the challenges and capitalise on the opportunities that lie ahead. Ultimately, we will be able to offer our customers the products and services they deserve.

And, following a number of additions to my Executive Committee in the year, I am confident I have a strong leadership team ready to deliver on our transformation programme.

I would like to thank everyone at BT for everything they have delivered over the last year and for their support as we implement the next phase of BT’s transformation.

Gavin Patterson

Chief Executive

9 May 2018

15 Annual Report 2018 BT Group plc

How we’re organised

BT operates as a single business, made up of different organisational units.

There are two types of

organisational unit in BT:

customer-facing ones that

sell products and services and

corporate ones that support

the whole of the group.

Customer-facing units

The customer-facing units (CFUs) in the year were:

BT Consumer

 P72

EE

 P80

Business and Public Sector

 P86

Global Services

 P92

Wholesale and Ventures

 P98

Openreach

 P104

New Consumer business
In July 2017 we announced the creation of a new Consumer business – bringing together BT Consumer and EE.

BT Consumer and EE operated separately during the year (which is why they have separate sections in this Annual Report) but in September the management team came together under Marc Allera to develop the integration plans for the new business.

Consumer will report as a single business from April 2018.

New Enterprise business
In April 2018 we announced the creation of a new customer-facing unit called Enterprise. It will bring Business and Public Sector and Wholesale and Ventures into one team. It will mean we can make faster, better decisions for the benefit of all our business customers across the UK and Ireland.

The new unit will provide

products and services to

small-to-medium sized

businesses, corporates

and the public sector.

It will also provide wholesale services to communications providers in the UK and Republic of Ireland. And it will include our Ventures business.

Enterprise is being led by Gerry McQuade (from 1 May 2018) and will start reporting as a single business from 1 October 2018.

16 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Global Services
Global Services is a leading business communications provider with customers in 180 countries.

‘Digital GS’ is Global Services’ strategy to become a more profitable, predictable and customer-focused business. (see page 93).

Openreach
Openreach builds and operates the fixed access network that connects Britain’s homes and businesses. Its customers include hundreds of communications providers in the UK.

Openreach is different to the other CFUs because it’s strategically and operationally independent from the rest of BT, in line with the agreement reached with Ofcom, following its strategic review of digital communications (see page 52).

Corporate units
Technology, Service and Operations (TSO)
TSO is our technology delivery unit responsible for creating and operating our global networks, platforms and IT systems.

It also works with the CFUs to develop and roll out products and services for their customers. You can read more about TSO on page 114.

Strategy and Transformation (S&T) S&T develops and sets corporate, network and product strategies for the group.

It also drives pan-BT transformation programmes. S&T is being led by Michael Sherman (from 1 May 2018).

Corporate functions The remaining corporate units carry out central activities on behalf of the group.

We benefit from shared expertise and economies of scale. They include: Finance; HR; Legal; Governance; Compliance; Corporate Affairs; Regulatory Affairs; and Central Business Services.

17 Annual Report 2018 BT Group plc

Executive Committee

This is our Executive Committee. It meets weekly and is chaired by the chief executive.

The Executive Committee provides input and recommendations to support the chief executive (or his delegate) in exercising their authority delegated by the Board to run the business of the group day to day.

More specifically, the Executive Committee assists the chief executive in:

–	developing the group strategy and budget for the Board’s approval

–	executing the strategic plan once agreed by the Board

–	providing assurance to the Board in relation to overall performance and risk management.

All decisions are taken by the chief executive, or his delegate, in keeping with the principle of single point accountability.

Luis Alvarez, formerly CEO Global Services; John Petter, formerly CEO BT Consumer; and Sean Williams, formerly chief strategy officer left during the year. Graham Sutherland, formerly CEO Business and Public Sector will leave in 2018/19.

Bas Burger, Cathryn Ross, Sabine Chalmers and Michael Sherman have all joined the Executive Committee.

Gavin Patterson

Chief executive

Appointed as chief executive in September 2013 and on the Board since June 2008.

Gavin was previously CEO, BT Retail and from 2004 to 2008 was managing director, BT Consumer, (BT Retail). Before joining BT, Gavin was managing director of the consumer division of Telewest (now Virgin Media). Prior to that, he spent nine years at Procter & Gamble, rising to become European marketing director.

Gerry McQuade

CEO, Enterprise

Appointed CEO, Wholesale and Ventures in March 2016 and became CEO, Enterprise in May 2018.

Gerry was formerly chief sales and marketing officer at EE responsible for the business, wholesale and product development which he had overseen since the merger in 2010 of Orange and T-Mobile. He joined the board of Orange in January 2008, and prior to Orange he was founding director of Virgin Mobile.

Alison Wilcox

HR director

Appointed July 2015.

Alison was formerly regional HR director for Vodafone Europe and before that, Regional HR Director for Vodafone’s Africa, Middle East and Asia Pacific footprint. Alison joined Vodafone in 2006 as group director of leadership following a career in consulting.

Simon Lowth

Chief financial officer

Appointed to the Board as chief financial officer in July 2016.

Simon was CFO and executive director of BG Group before the takeover by Royal Dutch Shell in February 2016. Previously Simon was CFO and an executive director of AstraZeneca, and an executive director of ScottishPower. Prior to that, Simon was a director of McKinsey & Company.

Ed Petter

Corporate affairs director

Appointed November 2016.

Ed was formerly deputy director of corporate affairs at Lloyds Banking Group and prior to that had held corporate affairs roles at McDonald’s Europe, McKinsey & Company and the Blue Rubicon communications consultancy, having previously worked as a news producer and editor at the BBC.

18 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Marc Allera

CEO, Consumer

Appointed February 2016 as CEO, EE and became CEO, Consumer in September 2017.

Marc was formerly chief commercial officer for EE from 2011 to 2015. Before EE, Marc spent ten years at Three UK where he held a number of senior positions, including chief commercial officer and sales and marketing director. Prior to his 16 years’ experience in the mobile industry Marc was GM for Sega UK and Europe.

Bas Burger

CEO, Global Services

Appointed June 2017.

Bas was formerly president, BT in the Americas, BT Global Services. Bas joined BT in 2008 as CEO Benelux.

Before joining BT, Bas was executive president and a member of the management committee of Getronics NV, where he ran global sales, channels and partnerships, developing the company’s international business. He was also CEO and managing director of KPN Entercom Solutions.

Sabine Chalmers

General counsel

Appointed April 2018.

Sabine joined BT in April 2018. Before joining BT she was chief legal and corporate affairs officer and company secretary of Anheuser-Busch InBev for 12 years. She also held various legal leadership roles at Diageo. Sabine is qualified to practise law in England and NY State.

Cathryn Ross

Director of regulatory affairs

Appointed January 2018.

Cathryn was formerly chief executive of Ofwat, the independent economic regulator for the water and waste water sector in England and Wales. Cathryn is an experienced regulatory and competition economist and has worked across a number of different sectors advising on economic, regulatory and competition issues.

Michael Sherman

Chief strategy and transformation officer

Appointed May 2018.

Prior to joining BT, Michael was partner and managing director at Boston Consulting Group, focusing on advising clients on growth strategies and operational efficiency. Before that, he spent nearly eight years as executive vice president at enterprise software company Viewlocity.

Howard Watson

Chief technology and information officer

Appointed February 2016.

Howard was formerly chief architect and managing director global IT systems and led the technical teams behind the launch of BT Sport in 2013.

Howard joined BT in 2011 and has 30 years of telecoms experience having spent time at Telewest (now Virgin Media) and Cartesian, a telecommunications consultancy and software company.

Dan Fitz

Company secretary

Dan is the company secretary of BT Group plc. He joined BT in April 2010 as its group general counsel and was appointed company secretary in November 2012. Dan previously spent six years at Misys and 12 years at Cable & Wireless. Dan attends all

Executive Committee meetings.

Clive Selley

Invitee, CEO, Openreach

Clive was appointed CEO, Openreach in February 2016. He was formerly CEO, BT Technology, Service & Operations, CEO BT Innovate & Design and before that president, BT Global Services Portfolio & Service Design. He is an ‘invitee’ because the CEO of Openreach cannot be a member of the Executive Committee under the provisions of the Undertakings and Commitments.

19 Annual Report 2018 BT Group plc

    Our strategy

Our strategy in the year had three pillars: deliver great customer experience, invest for growth and transform our costs.

They work together: the better our customers’ experience, the more we sell and the less time and money we spend putting things right. And the better we manage our costs, the more we can invest in improving our customers’ experience and in products and services that will create growth.

Pages 21 to 25 describe our performance against the strategy.

Looking ahead, we’re evolving our strategy to build on our strengths and allow us to respond to market opportunities and challenges. You can find more detail on page 28.

The graphic below shows the main elements of our strategy in the year. You’ll find more details on our purpose and goal, in the context of our business model, on page 32.

20 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Our strategy - how we performed

Customer experience remains central to our strategy and long-term growth – whether that’s improving our service levels, providing a more reliable network or introducing new products. We’re making good progress but we know there is still much more to do.

We believe that continuously improving customer experience drives growth. That’s why progress on customer experience is central to judging the group’s performance. We have two main measures of customer experience: customer perception (based on Net Promoter Score) and doing things Right First Time.

How we did in the year

We’ve built on earlier progress and have delivered seven quarters of continuous growth in customer perception. This year we saw an 8.3 point improvement on last year’s result.

Right First Time performance has improved by 4.3%, helped by better planning and resourcing. This means our network has had fewer faults and we’ve delivered high levels of service despite some terrible weather.

Everyone in BT has a role to play in delivering these results and every CFU has improved its customer perception and Right First Time scores.

We’ve also seen a drop in complaints made to Ofcom over the last year. EE saw complaints fall to their lowest level while complaints about BT Consumer broadband have fallen by 18%.

What difference did our customers see?

Our customers tell us they expect a reliable service, great networks and products that fit their digital, mobile and ‘always-on’ lives. We‘ve made progress in all of these areas:

Deliver a consistent and reliable service

–	On average we answered calls from BT Consumer customers in 41 seconds, a minute quicker than last year.

–	EE won the What Mobile award for Best Customer Support for the third year running.

–	We now have more than 600 EE shops including five new ‘showcase’ stores offering face-to-face chats with advisers and highlighting the best of our network and technology partners.

–	Our customers are using our digital channels more, with online chat up 20% this year and more than 2m downloads of the ‘My BT’ app.

–	Openreach achieved all 60 of Ofcom’s copper Minimum Service Levels.

–	Ethernet performance keeps improving – with delivery times cut by a third since last year.

–	We’re continuing our transparent approach to performance by publishing quarterly updates on service levels via bt.com and ee.co.uk.

Great customer experience from our network

–	We’ve hired almost 2,400 more engineers into Openreach. We’ve also improved our resource planning so that we meet network repair targets more than 80% of the time.

–	We’ve continued to weatherproof our networks leading to 3.7% fewer network faults this year.

–	BT Consumer customers are now getting faster broadband speeds with average download speeds improving by 20% to 43Mbps.

Products that fit our customers’ lives

–	BT Consumer launched ultrafast products at 152Mbps and 314Mbps with minimum speed guarantees.

–	EE launched a new 4G antenna service that brings superfast broadband speeds to rural areas where fixed broadband is slow or not available.

–	A year after the launch of our BT Call Protect service we’ve protected 2.5m customers by diverting more than 90m nuisance calls.

–	And we’ve launched a new ‘BT Business’ app for business customers who want to interact with us digitally.

21 Annual Report 2018 BT Group plc

Our strategy - How we performed continued

We’ve been putting money and resources into five strategic areas. Together, they underpin our strategy and our operational and financial performance, which in turn contribute to our KPIs (on page 24).

With good progress on the integration of EE within the group and with a fast-paced digitisation of the UK economy, we’ve placed a particular focus this year on enabling convergence and on infrastructure leadership as key drivers of future growth.

22 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Our approach

Rigorous analysis, leadership and strong governance help us stay focused on both transforming costs and improving customer experience.

We benchmark the costs of doing business against other companies inside and outside our sector to see where we can do even better.

Most improvement initiatives are owned and run within individual business units. Our largest programmes span multiple business units or drive complex changes in a single business unit and often need central coordination.

How we did in the year

This year we’ve increased the cumulative EE integration savings to £290m and we’re on track to deliver on our £400 million commitment by the end of 2019/20.

The first phase of our restructuring activities has produced £180m of savings against our commitment to deliver £300 million over two years.

Key achievements included:

–	creating more synergies from integrating BT and EE. We’ve done this by combining functions, making good use of our increased purchasing power, and completing accommodation moves to bring teams together and save money from closing unneeded buildings

–	establishing a new unit, Customer and Enterprise Transformation, within the Strategy and Transformation team. The new unit helps us make investments and take decisions that better support our customer experience and productivity priorities

–	becoming even more efficient by creating a Central Business Services unit which brings together customer contact management services, contract delivery services, revenue assurance and billing.

Looking ahead

We will continue to deliver against our EE integration and first phase restructuring commitments.

We’re also launching new cost transformation initiatives within each individual business unit, as well as some larger cross-business programmes.

The combination of new and existing initiatives will ensure we deliver against our new strategic target of £1.5bn gross cost reduction over the next three years.

23 Annual Report 2018 BT Group plc

Key performance indicators

We hit our financial guidance set in May 2017 for adjusted EBITDA and exceeded it for normalised free cash flow. We fell short of our target for underlying revenue excluding transit due to demanding market conditions and actions we have taken to exit lower margin business in our enterprise divisions. We’ve achieved our customer experience goal for the year, but want to go further.

Progress against our KPIs

We use four key performance indicators (KPIs) to measure how we’re doing against our strategy. Our financial KPIs include: the trend in underlying revenue excluding transit; our adjusted earnings per share; and normalised free cash flow. Customer service improvement is the key non-financial KPI for us.

Our KPIs are chosen because they reflect the key elements of our strategy. We use these to measure the variable elements of our senior executives’ pay each year, as we’ve explained in the Report on Directors’ Remuneration (see page 156).

We’ve outlined our performance against each KPI here, together with an explanation of how we define each measure.

You can find reconciliations of the financial measures to the closest IFRS measure in the Additional information section on pages

288 to 290.

Underlying revenue excluding transit

Underlying revenue reflects the overall performance of the group that will contribute to sustainable profitable revenue growth. We exclude the impact of specific items, foreign exchange movements, acquisitions and disposals. We focus on the trend in underlying revenue excluding transit because transit traffic is low margin and is affected by reductions in mobile termination rates, which are outside our control.

Our key measure of the group’s revenue trend, underlying revenue excluding transit was down 1.0% (2016/17: down 0.2%) which is below our outlook of broadly flat.

Trend in underlying revenue excluding transit

Year ended 31 March

-1.0%

2018 trend in underlying revenue excluding transit

Performance

Our revenue performance has been impacted by challenges in our enterprise businesses, particularly in Global Services where revenue declined due to ongoing demanding market conditions and lower IP Exchange volumes and equipment sales in line with our strategy to reduce low margin business. We explain more about the performance of our customer-facing units from page 72.

[a]  Calculated as though EE was not part of the group until 1 April 2016.

[b]  Calculated as though EE had been part of the group from 1 April 2015.

Customer service measure

Right First Time is our key measure of customer service. This tracks how often we keep the promises we make to our customers. This could be about keeping to appointment times, completing orders when we agreed or fixing faults within an agreed period. As well as improving service and the customer experience, keeping our promises should mean that there is less work to do to correct our mistakes, and so reduces our costs.

Our customer service measure Right First Time was up 4.3% compared with up 6.4% last year. Customer service improvement[a] At 31 March

+4.3%

2018 customer service measure

Performance

Improving the service we deliver is key. Our Right First Time measure was up 4.3% (2016/17: up 6.4%). We’re making good progress in some areas and every customer-facing unit has improved its Right First Time scores. Despite these improvements, we’re looking ahead at improving customer experience further. You can read more about our customer service on page 21.

[a]  Cumulative improvement from 1 April 2009.

24 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Adjusted earnings per share

Adjusted earnings per share is the adjusted profit after tax attributable to our shareholders, divided by the weighted average number of shares in issue. Being an ‘adjusted’ measure, it excludes the impact of specific items and as such it is a comparable consistent way to measure the performance of our business over time.

Adjusted earnings per share decreased 3% to 27.9p compared with down 9% last year. Adjusted earnings per share Year ended 31 March

27.9p

2018 adjusted earnings

per share

Performance

Adjusted profit after tax decreased 3% to £2,773m this year reflecting our investment in mobile devices and customer experience, along with higher business rates and pension costs, partly offset by cost savings.

Adjusted earnings per share decreased 3% to 27.9p.

The weighted average number of shares in the market was in line with the previous year.

Normalised free cash flow

Free cash flow is the cash we generate from our operations, less capital expenditure and finance costs. It represents the cash available to invest in the business, repay debt, support the pension scheme and pay dividends to our shareholders.

Normalised free cash flow excludes significant non-operational payments and receipts that distort the trend in our cash flow. So in calculating normalised free cash flow we take out the impact of specific items, purchases of telecommunications licences, pension deficit payments and the tax benefit from pension deficit payments.

We generated normalised free cash flow of £2,973m. This was up £191m compared with last year and is above our outlook of £2.7bn to £2.9bn due to favourable working capital movements.

Normalised free cash flow

Year ended 31 March

£2,973m 2018 normalised free cash flow Performance The increase of £191m or 7% in our normalised free cash flow primarily reflects favourable working capital movements.

25 Annual Report 2018 BT Group plc

Our non-financial performance as a

sustainable and responsible business

Our integrated approach to reporting means that the requirements of the new Non-Financial Reporting Directive are addressed throughout the Strategic Report.

For ease of reference, information pertaining to each of the matters addressed by the new regulation can be found on the following pages: Human rights (page 41); Employees (page 43); Social (page 47); Environmental (page 54); Anti-corruption and bribery (page 57).

Additionally, non-financial matters have long been embedded in our business model as stakeholder outcomes on page 31, and within our principal risks and uncertainties on pages 57 to 70. Non-financial performance indicators are linked to our ambitions and foundation measures as a sustainable and responsible business and can be seen in the table below.

  Target met     Target failed     Ongoing

	Our ambitions	2016/17 performance	2017/18 performance	Status	Page

Creating a connected society	By 2020, more than 9/10 people in the UK will have access to our fibre-based products and services	8.8 out of 10 UK premises passed	Ambition superseded: 95% of premises now passed by superfast broadband[a]	n/m	47

	By 2020, to help 10m people overcome social disadvantage through the benefits our products and services can bring	3.9m people reached	4.6m people reached		47

Creating a culture of tech literacy	By 2020, to help 5m children to receive better teaching in computer skills	1.1m children reached	1.6m children reached		48

Supporting charities and communities	By 2020, to use our skills and technology to help generate more than £1bn for good causes	£95m raised for good causes	£109m raised for good causes		48
		Cumulative total: £422m since 2012	Cumulative total: £531m since 2012

	By 2020, to inspire 66% (two-thirds) of our people to volunteer	31% of BT people volunteering	39% of BT people volunteering		45

Delivering environmental benefits	By 2020, to enable customers to reduce their carbon emissions by at least three times the end-to-end carbon impact of our business	1.8:1 achieved	2.2:1 achieved		54

	By 2030, to cut our carbon emissions intensity by 87%, compared with 2016/17 levels	n/m (new ambition)	6.8% reduction		54

[a] including other network operators.

	Our foundation measures	2016/17 performance	2017/18 performance	Status	Page

Investment in society	Investment to accelerate our purposeful business approach; to be more than 1% of adjusted profit before tax (PBT)	1.03% of PBT invested 1.08% 5-year average	1.02% of PBT invested 1.06% 5-year average		47

Customers	Customer service: to consistently improve RFT across our entire customer base	6.4% improvement	4.3% improvement		21

Employees	Employee engagement index: to maintain or improve our relationship with our employees	71% favourable	74% favourable		44

	Sickness absence rate: to maintain or reduce % of calendar days lost to sickness	2.32% calendar days lost to sickness	2.30% calendar days lost to sickness		46

	Ethical performance: to maintain or improve our employees’ perception of our ethical performance	76% favourable	83% favourable		57

	Ethics training: all employees[b] to complete annual training on our ethics code (including our zero tolerance approach to Anti-Corruption & Bribery)	99.3% trained	99.5% trained		57

Supply chain	Ethical trading: across our supply chain, with focus on human rights. Achieve 100% follow-up within three months, for all suppliers identified as high or medium risk, through our ethical standards questionnaire	100% follow-up within three months	100% follow-up within three months		50

	Renewable electricity: by 2020 to buy 100% of our electricity worldwide from renewable sources, wherever markets allow	77%[c] bought from renewable sources	81% bought from renewable sources		55

	Carbon emissions: by 2030, to reduce our supply chain carbon emissions by 29%, compared with 2016/17 levels	n/m (new target)	6.3% reduction		55

n/m - not meaningful.

 To find out more about these measures, our methodologies and how our results are calculated, take a look at bt.com/deliveringourpurpose

b At least 99.5%, excluding those on maternity, paternity or long-term sick leave or with other extenuating circumstances.

c 2016/17 energy figures restated – see bt.com/deliveringourpurpose for details.

26 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Our evolving strategy

“Like every chief executive, my job is to create value for shareholders. But what we’re doing differently is creating value in a sustainable way that we can repeat year after year.

BT is uniquely positioned to be a leader in converged connectivity and services. This position of strength will enable us to build on the disciplined delivery and risk reduction of the last financial year and enter an exciting new phase in its transformation.”

What’s our plan?

Our industry is changing and so is our business. We’re building a company which delivers a unique and compelling proposition for our customers – offering the ability to communicate, work, discover, buy, socialise, play, and watch.

It starts with our evolving strategy (see page 28) which is focused on:

– delivering differentiated customer experiences

– investing in integrated network leadership

– transforming BT’s operating model

What’s next?

It’s been a year of disciplined delivery and risk reduction but we know we’re only at the beginning. We’re operating in a demanding environment and we’ve still got plenty to do. So we’re scrutinising and transforming all aspects of our business to deliver the strongest returns and benefits to all our stakeholders.

For our customers...

It means creating a joined-up, reliable and secure network that connects them to everything they need, wherever they are.

For our people...

It means creating roles, teams and workplaces in which they can flourish and develop their skills.

For our shareholders...

It means driving growth in long-term value while maintaining our dividend policy.

For the UK...

It means continuing to play our part in ensuring the UK remains one of the world’s leading digital economies.

This report is about what we’re doing and the investments we’re making. Actions that will help us navigate our challenges and make the most of our opportunities.

I’m really excited to be delivering the next stage of BT’s transformation and have put in place the team that will support me in achieving these objectives.

27 Annual Report 2018 BT Group plc

Our evolving strategy

We have evolved our strategy

to focus on converged connectivity

and services

Well positioned to drive sustained growth in value

We have a strong set of assets, including a leading position in the UK in fixed and mobile access networks, with strong and clearly segmented brands. We have deep relationships with a wide range of customers including 30m consumers, 1m businesses and around 1,500 multinational corporations. We also enjoy close strategic partnerships with key content, technology, device and service vendors.

Combined, this means that we are uniquely positioned to lead network, product and service convergence across the consumer and enterprise markets, which we see as a critical market trend and an opportunity to drive further value for our business.

Navigating a demanding environment

Like all businesses, we must continually adapt to our market environment. Data consumption and network capacity requirements are increasing exponentially and our enterprise customers want to migrate from legacy communications products towards digital, converged and secure products and solutions. Competition remains intense across the sector from both established players and new entrants.

We are also seeing a new wave of infrastructure investment in fibre-to-the-premises and mobile coverage and technology. And recent regulatory outcomes are reducing Openreach’s returns towards its allowed cost of capital.

An evolution of our strategy

We have evolved our strategy to build on our strengths and

allow us to respond to market opportunities and challenges.

28 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Our purpose remains to use the power of communications to make a better world. This drives everything that we do.

Our vision is leadership in converged connectivity and services, delivered brilliantly in the UK and for multinational corporations. This highlights our commitment to convergence as a growing category of products and service.

Our goal is to drive sustainable growth in value. This reflects our commitment to balance top and bottom-line growth and to create value from our investment in our integrated network and differentiated products and services.

We will deliver these through three strategic priorities:

1. Deliver differentiated customer experiences

We will further differentiate our propositions, to retain and expand value. We’ll do this by creating innovative new propositions, improving value for money, offering better service, and making it easier to do business with us. We’ve made progress with customer experience in recent years, but there’s much more to do.

2. Invest in integrated network leadership

In UK fixed, we’ll drive take-up of our superfast network and accelerate our investments in ultrafast through fibre to the premises to 3m homes by 2020 and through Gfast.

In UK mobile, we’ll expand our leadership in 4G coverage and capacity, and we intend to lead the market to 5G too.

Ultimately our aim is to build a single, integrated all-IP fibre network. Our investment will allow us to progressively close down legacy products such as the public switched telephone network, lead the market in advanced digital products, improve customer experience, and reduce our operating costs.

3. Transform our operating model

We’re creating a more lean and agile organisation, with a simplified operating model, and more straightforward decision-making.

The steps we’re taking to achieve this include:

–	simplifying our operating model by creating four customer- facing units focused on Consumer, Enterprise, multinational corporations through Global Services and fixed access networks through Openreach

–	having fewer, bigger, more accountable leadership roles and simplifying and delayering our management structures

–	accelerating the delivery of Digital GS, introducing new digital products with a greater focus on our top global customers

–	reducing inefficiencies from being housed in numerous sites across the UK to focus on around 30 modern, fit-for-purpose sites to create a more collaborative, open and customer- focused working culture

–	move from buying to strategic sourcing, consolidating our spend and standardising our products

–	make better use of digitalisation to improve customer- experience and reduce costs to serve.

These strategic priorities will be tailored to the different needs of our key customers in each of our customer-facing units:

–	for UK Consumer and Enterprise, our focus will be on accelerating the development of converged services

–	in Global Services, our focus will be on evolving towards a more digital proposition and operating model

–	Openreach will focus on delivering unmatched UK-wide fixed access to all CPs.

Outcomes from our transformation

As a result of our transformation we’ll be more efficient, productive, focused, and better able to deliver excellent experiences to our customers. There should be a substantial positive impact on our financial performance, albeit offset in the short term by recent regulatory outcomes: Over three years we’re targeting improvements in our customer experience metrics, revenue generating units per customer, converged product penetration and digital interaction with our customers. We’ll deliver a three-year reduction of around 13,000 mainly back office and middle management roles, partially offset by new hires to support customer service and network deployment. We expect the programme to cost £800m and have a two-year payback.

Ultimately, we will create a fit-for-future organisation to drive sustainable growth in value for all our stakeholders as the leader in convergent connectivity and service in the UK and for multinational corporations.

29 Annual Report 2018 BT Group plc

Our business model

We create value for our stakeholders by developing and selling products and services that are an essential part of modern life.

Who we are

We’re one of the world’s leading communications services companies. We’re based in the UK and serve customers in 180 countries (see page 92).

International Integrated Reporting Council’s capitals

This key provides a mapping to the ‘capitals’ of the IIRC’s Integrated Reporting (IR) Framework.

You can find out more at: theiirc.org

  Financial

  Human

  Manufactured

  Intellectual

  Social

  Natural

Find out more:

Our strategy

The main elements of our strategy in the year are on page 20.

This business model section reflects our evolved strategy which is described on page 28.

Our principal risks and uncertainties

We describe our approach to risk management and principal risks and uncertainties on page 57.

Our viability statement

Our directors’ assessment of the prospects and viability of the group is on page 71.

Governance

How we govern the group is described from page 131.

Remuneration

The directors’ remuneration report is on page 156.

What sets us apart

Financial strength	£3.0bn
We’re focused on growing our cash flow over the long term.	normalised free cash flow generated in 2017/18

Our people	105,800
Their commitment, expertise	employees
and diversity are key to our success.	82,200
in the UK

Networks and physical assets	27.5m
We continue to invest in these to improve the experience we offer our customers.	premises passed by our fibre footprint
90%
4G geographic coverage

Research and development	c£510m
We’re one of the largest investors in research and development in the UK.	R&D spend
97
patents filed

Our culture	Personal
‘The BT Way’ and our values express how we work together and what we expect from our people.	Simple Brilliant

Our brand
Our brands are a key asset.

Natural resources	81%
We use some natural resources in doing business.	of the electricity we buy worldwide comes from renewable sources

30 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

What we do

Creating value for all our stakeholders
Investing in what sets us apart
Providing services integral to modern life
Oversight & Governance
Our purpose is to use the power of communications to make a better world.
Our vision is leadership in converged connectivity and services, brilliantly delivered.
Our goal is to drive sustainable growth in value.

How we're organised

From 1 April 2018

- Customers
  - Consumer
  - Business and Public Sector
  - Global Services
  - Wholesale and Ventures
  - Openreach
- Corporate Units
  - Technology, Service and Operations
  - Strategy and Transformation

From 1 October 2018

- Customers
  - Consumer
  - Enterprise
  - Global Services
  - Openreach
- Corporate Units
  - Technology, Service and Operations
  - Strategy and Transformation

Stakeholder outcomes

Customers

4.3% improvement in Right First Time performance

2.5m BT Call Protect customers

Communities and society

£35.9m investment in society

39% BT people volunteer

£374m UK corporation tax

£109m raised for good causes

Employees

74% employee engagement outcome

86% maternity return rate

11% improvement in accident rate

1% improvement in sickness absence

Suppliers

£13.7bn spent with suppliers

92% with top 1,000 suppliers

Shareholders

10.55p proposed final dividend

15.4p for the full year

The environment

8.9% reduction in CO_2e emissions

1.7% reduction in energy consumption

31 Annual Report 2018 BT Group plc

What we do

This section details our purpose, goal and strategy in the

context of our business model. It also explains how we

create value for our stakeholders by providing services

that are integral to modern life.

Our purpose, goal and strategy

Our purpose

Our business model is built around our purpose, which is as simple as it is ambitious: to use the power of communications to make a better world.

Sustainability, ethics and human rights

To achieve our purpose, we must do business responsibly. That means behaving ethically, respecting people and the environment. We are a signatory to the UN Global Compact principles and we’re actively contributing to the UN Sustainable Development Goals.

We have a steering group that oversees human rights governance and policies and we’re committed to implementing the UN Guiding Principles on Business and Human Rights.

Every year we publish a statement which sets out our stance on modern slavery and human trafficking. And we don’t tolerate bribery or corruption.

Non-financial information reporting

New regulations on non-financial information mean we must report on the following topics:

P41 Respect for human rights	P54 Environmental matters
P43 Employee matters	P57 Anti-corruption and bribery
P47 Social matters

There are references to our policies in these areas, along with how we’ve done against various measures, throughout the Strategic Report. Some of the outcomes feature in the business model graphic on page 31. We’ve listed others in the summary of our non-financial performance on page 26.

 Read more in our Delivering our Purpose report.

Our goal

Our goal is to drive sustainable growth in value. We’ll achieve this by giving our customers a great experience and products and services they value.

Our strategy

To follow our purpose and achieve our goal, our strategy is built around the three pillars outlined on page 29: delivering differentiated customer experiences, investing in integrated network leadership, and transforming our operating model.

They work together. The better our customers’ experience, the more we’ll sell and the less time and money we’ll spend putting things right. And the leaner and more agile we are, and the better we manage our costs, the more we can invest in the business while maintaining a strong balance sheet (page 35). It’s a virtuous circle that balances short-term performance with long-term value creation.

Investing in what sets us apart

We invest in building and maintaining communications networks in the UK and overseas. We also invest in differentiated products, services and applications to run over those networks.

Customer expectations are rising all the time. We believe that getting customer experience right is a competitive advantage. So we’re investing in our people (eg more contact centre roles, more multi-skilled advisors) and our processes (eg reducing missed appointments).

Some of our investments, like TV sports rights, last just a few years. Other investments, like our fibre broadband network, are much longer term, with pay-back periods of more than a decade.

We have a distinct combination of people, technology, content, networks and other physical assets that sets us apart from competitors. Importantly, we also have the financial strength to keep investing in these areas while balancing short, medium and long-term interests

32 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Providing services integral to modern life

We sell fixed-voice, broadband, mobile and TV products and services to individuals and households in the UK. For businesses we offer communications services ranging from phone and broadband through to complex managed networks and IT services and cybersecurity protection. Many public services rely on our technologies and in the UK and Ireland we help other communications providers to serve their own customers. And underpinning all this, we provide the connectivity that’s essential in a digital economy.

There’s growing demand for a lot of our products and services because they play such an integral role in modern life. And we’ll benefit as customers use more digital services and increasingly want value, reliability and consistent service.

Market context

Consumer broadband continues to switch to fibre, to meet customers’ demands for higher bandwidth. Meanwhile people are making fewer landline calls, replacing them with mobile phones, voice over IP or instant messaging. In mobile, there’s continuing growth in data use – and postpaid subscriptions are growing at the expense of prepaid.

At the same time, SIM-only tariffs are becoming more popular because people are keeping their phones for longer. In TV, there’s growth in subscription video-on-demand (SVoD), largely as a complement to pay-TV services. And customers are increasingly using digital service channels, like apps and online chat, to interact with their service provider. Business customers are using landlines, leased lines and traditional voice services less as the market moves to data and IP voice. Other growing areas include cloud services, hosting, security and data protection. Business broadband is switching to fibre. And Ethernet and dedicated internet access services are also becoming more widespread as businesses rely more and more on connectivity.

‘Digitalisation’ or digital transformation is now a top priority for many businesses, particularly multinational corporations. It’s not an end in itself. But it does help companies achieve objectives like transforming costs, operating more efficiently or improving customer experience. Our Cloud of Clouds strategy (page 94) positions us well to be a trusted partner in our customers’ digital future.

We aim to be the UK’s leading converged operator – bringing together our fixed and mobile network assets to make sure our customers are always connected to the best possible network, and selling converged propositions that offer much more than simple ‘bundles’. We’re uniquely placed to do it – with the brands, scale and breadth of capabilities to benefit from convergence.

Our strategy puts us in a strong position to drive, and benefit from, these market trends. You can find out more in the customer-facing unit sections from page 72.

Channels to market

We sell our products and services through our customer-facing units.

We do it through a range of channels including online, contact centres and account managers. We also have around 600 EE stores in the UK.

Multibrand strategy

We have three retail brands (page 39). They let us serve different sectors of the market and lead to higher consideration by potential customers when they’re deciding whether to buy from us or one of our competitors. Add to that the cross-selling between our retail brands and we have an opportunity to sell more to more people.

Diverse revenue streams

Our revenue mostly comes from subscriptions or contracts. Individuals, households and SMEs pay for standalone or bundled services, typically on 12- to 24-month contracts. ‘Pay-as-you-go’ mobile services are also available.

Large corporate and public sector customers usually buy managed networked IT services on contracts spanning several years. Wholesale customer contracts range from one month for regulated products, to five years or more for major managed services deals.

Other sources of revenue include our ventures (page 100), consultancy, device sales and advertising (online, BT Sport TV channels and InLinkUK kiosks).

33 Annual Report 2018 BT Group plc

What we do continued

Creating value for all our stakeholders

What we do, matters – to millions of people. We help them communicate, enjoy entertainment, do business and generally live their lives. And we contribute directly to communities and the health of the UK by providing jobs, supporting suppliers, paying tax and encouraging our people to volunteer.

Sustainability is integral to our purpose and the value we create. We’re committed to using 100% renewable electricity (where markets allow) and we’re encouraging our suppliers, customers and people to do the same. At the same time, our products and services are helping to tackle climate change.

Our business generates emissions. From our operations, supply chain, and through the energy our customers use to power our products. But we’re contributing to a lower-carbon economy by cutting our own carbon footprint and helping customers cut theirs. The emission savings for our customers outweigh our own footprint. This means we’re a ‘net positive’ business (see page 54).

From a purely financial perspective, our carbon-saving products and services contribute £5.3bn revenue to our businessa.

Oversight and governance

The markets we operate in are dynamic and very competitive, particularly the UK. There are many risks and opportunities, so it’s important that our strategy and business model are flexible and sustainable. To help us we:

–	have a risk management framework to identify and mitigate the challenges we face (page 56)

–	use insight teams to keep us in tune with market drivers and customer expectations

–	talk and listen to our stakeholders to understand what’s important to them

–	use governance committees to ensure we’re making the right investments and investing with discipline.

Together, these things help us anticipate and respond to changes in our markets including macro events like Brexit and the prospect of the UK leaving the single European market.

We know we can deliver value over the short, medium and long term. It’s this confidence that underpins our assessment of the future prospects and viability of the group (see page 71).

The Design Council and BT Investment Board

The Design Council was a sub-committee of our Operating Committee. It was responsible for making sure capital investments in our networks, systems, platforms and products reflected our strategy, served the needs of our customers and were delivered cost-effectively. The Design Council was dissolved in October 2017 following the creation of the Executive Committee (page 18).

From December 2017 the BT Investment Board has been responsible for providing input and recommendations to support the chief executive on major capex and opex decisions (see page 133).

a	The list of our carbon-saving products and services is established and verified by Carbon Trust; the associated revenue is based on total external sales, independently verified by Lloyd’s Register.

34 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Our resources and culture

In this section we talk about the resources that set us apart and underpin our business model. We also describe our

culture and approach, and commitment to respecting

human rights.

Financial strength

Our financial strength means we can make long-term investments while supporting other areas of the business.

Our financial strategy has been consistent for a number of years:

We have a prudent financial policy and adhere to a disciplined process for the allocation of capital between four main uses: investment in the business; supporting the pension funds; paying dividends to shareholders; and maintaining a strong balance sheet. We also have strong governance and investment processes/controls. Together, they help us make the right decisions when it comes to planning investments, growing our business, and managing our level of debt and credit metrics.

Healthy finances also mean we can support the business in other ways. For example we continue to invest in R&D to stay at the forefront of a rapidly-changing industry, and in training, developing and supporting our people.

Our networks and physical assets

Our network, service and IT platforms support the products our customers rely on around the world.

Network platforms

Our UK fixed-line network is one of our most valuable assets and our investment in fibre broadband is key to providing services to UK consumers and businesses. Our fibre broadband network now passes more than 27.5m UK premises, and we provide fibre-to-the-premises to more customers than any other UK service provider. To meet the demand from businesses, we’re continuing to expand Ethernet availability.

This year we’ve again had record levels of traffic across our UK network, with a peak demand of 9.75Tbps. The investments we’ve made in broadband technology mean that more customers get faster speeds and better reliability over our network.

We’ve also developed new technology that should more than double our previous records for data transmission speeds. Our latest breakthrough should deliver speeds of up to 13Tbps over a single fibre. This more than doubles the world record of 5.6Tbps we set last year.

Our global reach

Our global network is supported by in-country networks and infrastructure. The UK has our widest range of network services, access technologies and coverage. But we also have extensive networks in Brazil, Germany, Italy, the Netherlands, the Republic of Ireland and Spain.

The scale and reach of our global multi-protocol label switching (MPLS) network gives us a competitive advantage. Our virtual private network (VPN) services offer customers the convenience and security of a private network but over the public internet. We use our MPLS network, plus a combination of owned and leased fibre connections, to connect our points of presence (PoPs) around the world. For the final connection into the customers’ premises, we either use our own circuits, or lease connections from telecoms operators in that country. If customers need service in very remote places, we make use of our extensive satellite connections.

Security is an important part of our business. The expertise we’ve gained from protecting our own networks helps us secure our customers’ networks. We’ve seen that hacking tools, phishing scams and disruptive malware are becoming more sophisticated yet more accessible – so we’ve responded by continuing to develop our cyberdefence capability.

35 Annual Report 2018 BT Group plc

Our resources and culture continued

Mobile network

We are investing in 4G geographic coverage and capability, consolidating the EE network’s position as the biggest and fastest in the UK. We aim to expand 4G to reach 95% of the UK’s geography by the end of 2020.

Wi-fi

We run one of the world’s biggest wi-fi networks, with around 5.9m hotspots.

Progress this year

This year we’ve:

–	achieved 99.999% availability in our core network for broadband customers

–	deployed Ethernet and optical nodes into 38 data centres belonging to other companies to help grow business connectivity services.

–	upgraded 935 exchanges and migrated more than 309,000 customers to faster broadband services that are cheaper and more energy efficient for us to run

–	launched the BT Agile Connect service (see case study)

–	reached more than 90% of the UK’s geography with our 4G network, giving many rural and remote areas access to 4G

–	built 323 new sites on the Emergency Service Network (ESN)

–	installed 138 InLinkUK units, providing users with free wi-fi at up to 1Gbps, free UK phone calls, rapid mobile device charging and touchscreen access to local digital services.

Service platforms

We run a number of service platforms that combine our network and IT resources. They underpin many of our products. Our five core service platforms are voice and mobile, broadband and internet access, TV, Ethernet and managed data, and emerging services.

Our TV platform supports a growing number of customers. Our voice and mobile platform supports EE, BT Mobile and Plusnet Mobile; it also underpins the Emergency Services Network (ESN).

Progress this year

This year we’ve:

–	shown the Ashes live from Australia – with enhanced digital experience, so BT Sport customers watching online or via the app can skip straight to key moments

–	carried over one billion minutes a month on our BT Conferencing platform.

IT systems platforms

Our IT systems let us manage processes, handle customer information and deliver products and services. They’re critical to serving customers and running our business.

We’ve completed the first phase of our EE integration programme. This involved moving EE people to BT systems so all our people could benefit from a single, consistent set of applications.

Progress this year

We’re simplifying the different technologies we use. This year we’ve:

–	brought together BT and EE datacentre and core IT applications management

–	deployed robotic process automation, using software robots to carry out automated tasks, including order entry and order management, to cut costs and improve our back-office processes.

36 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Properties

We have around 7,000 properties in the UK and 1,700 across the rest of the world.

We lease most of our UK properties from Telereal Trillium, part of the William Pears group. We signed a sale and leaseback arrangement with them in 2001. The majority (88%) of our UK properties are operational sites housing fixed and mobile telecoms and broadband kit. The rest are retail outlets, offices, contact centres, depots and data centres. We also have the BT Sport TV studios in London.

In the UK, we’ve rationalised and disposed of office, depot and data centre space in Croydon, Harrogate, Oxford and Wolverhampton.

Outside the UK, we’ve consolidated key office and operational locations in New York, Cincinnati, São Paulo, Frankfurt and Munich.

BT property portfolio (UK)a

Research and development

Commercial success increasingly depends on innovation – that’s why we invest in R&D. The result is an enviable track record of scientific breakthroughs, engineering successes and commercial progress.

A proud history of innovation

In 1837, Sir William Fothergill Cooke and Sir Charles Wheatstone filed a patent for the world’s first practical electric telegraph. From this they founded The Electric Telegraph Company. This business eventually grew into BT.

Ingenuity transforms the world

Our innovation has continued to transform communications since Cooke and Wheatstone’s electric telegraph. Often that impact has been wider than just communications. Colossus was the world’s first electronic programmable computer. It was created by GPO engineer Tommy Flowers in 1943, and heralded the start of the computer age. In 1984, we deployed the world’s first commercial 140Mbps single-mode optical fibre link. This technology is now the backbone of communications, carrying huge volumes of internet traffic around the globe. We made the world’s first live data call over GPRS (a mobile technology) in 1999. Less than 20 years later, mobile data has transformed the way people live.

You can read more about our innovation at btplc.com/innovation

We showcased our innovation at two major events this year. Innovation 2017 was held at Adastral Park, our global R&D headquarters in Suffolk, UK. It was attended by 625 customers and influencers, including government, investors, journalists and analysts. New Scientist Live hosted 30,000 visitors over four days. We sponsored its technology zone.

This year we invested around £510m (2016/17: around £520m) in R&D. Over the last decade we’ve been one of the largest investors in R&D both in the UK, and globally in the telecoms sector.b

Our research keeps producing new inventions. In 2017/18 we filed patent applications for 97 inventions (2016/17: 102), and as of 31 March 2018 had a worldwide portfolio of more than 5,000 patents and applications.

97

patent applications filed in 2017/18

5,000

patents and applications in our worldwide portfolio

[b]	Comparison based on total R&D spend 2007/8 to 2016/17. Source: EU Industrial R&D Investment Scoreboard, http://iri.jrc.ec.europa.eu/scoreboard.html

37 Annual Report 2018 BT Group plc

Our resources and culture continued

Open innovation

No-one has a monopoly on good ideas. That’s why we work with partners, universities and customers from around the world.

There are eight BT global development centres. Our biggest is the innovation campus Adastral Park. Around 3,600 people work there and we share it with more than 90 other high-tech companies.

We have extensive, long-standing, joint-research programmes with Cambridge University (UK), Massachusetts Institute of Technology (USA), Tsinghua University (China), Khalifa University (UAE) and more than 30 other universities globally.

We’ve used ideas inspired by our collaboration with MIT or Artificial Intelligence (AI) and machine learning to create algorithms that give us a deeper understanding of our access network. This year we launched a five-year research collaboration with Huawei and the University of Cambridge. It will focus on photonics, digital and access network infrastructure and media technologies, alongside work aimed at boosting the impact of communications technologies in society.

We’ve opened the BT Ireland Innovation Centre with Ulster University in Belfast. It will work alongside the Belfast Global Development Centre and BT Labs at Adastral Park in Suffolk on projects including Internet of Things, artificial intelligence and data analytics for customer experience and cybersecurity.

Repurposed innovation

We like to repurpose innovations from other industries and apply them to our business. This year we flew a drone across a river in a Welsh valley to deliver a fibre. We’re looking into new ways to roll out fibre without so much digging. These include new directional drilling techniques and autonomous robots that propel themselves through the ground like worms.

Our researchers are investigating the application of artificial intelligence and machine learning techniques to the operation of 5G networks.

We’re also exploring how we can use a technique from the mobile world – called beamforming – to improve our copper lines’ performance. It exploits the interference or ‘crosstalk’ between copper cable pairs to boost the speed achievable on a line.

Awards for our research and development

We’re proud that our R&D is recognised outside BT. Here are some of the awards we’ve won this year.

–	UK IT Awards: Best IoT (Internet of Things) Project

–	TM Forum 2017: Excellence Award for Smart City Innovator of the Year

–	TM Forum 2017: Outstanding Achievement Award

–	The Engineer magazine: Collaborate to Innovate Awards 2017

Here are two examples of BT R&D this year:

38 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Brand and reputation

We own three strong retail brands:

BT, EE and Plusnet. Between them, they cover UK and global markets for consumers, businesses and the public sector. We’ve positioned these three brands to maximise their customer reach and minimise overlap. This multi-brand approach makes us more agile in our markets and broadens our overall appeal. We also own the Openreach brand, with which we serve communication providers.

Lots of things affect our brands and reputation. But peoples’ direct interactions with us play a big part. That’s why we’re committed to optimising every aspect of customer experience: from our products to our service experience to our communication. For more on how we’re improving customer experience, see page 21 and our customer-facing units from page 72.

[a]	Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organisation and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.
[b]	MarketScape for Global Managed Security Services Vendor Assessment 2017, Martha Vazquez, 1 December 2017.

The BT brand stretches across consumer, business and public sector markets within the UK and across multinational business markets in 180 countries.
This year, we unveiled Ultrafast Fibre, the first and only fibre broadband with a 100Mbps speed guarantee, and we were host broadcaster of the UEFA Champions League Final in Cardiff.

In the UK business market, we have the highest awareness of any telecoms, networks and IT services brand. Strong business wins included network services for Severn Trent Water and mobility services for FirstGroup Plc.

BT was recognised as a leader for the 14th consecutive time in Gartner’s Magic Quadrant for Network Service Providers, Global[a]. (See page 95.)
And BT was named a ‘Leader’ in the IDC MarketScape for Worldwide Managed Security Services 2017 Vendor Assessment[b].

EE is the UK’s biggest mobile network operator, positioned at the cutting edge of technology.
With around 600 retail stores across the UK, we are also first for spontaneous brand awareness, despite being the youngest major UK mobile brand by almost a decade.

EE’s mobile network has been independently recognised as the best overall network by RootMetrics and in 2017, it was the only network in the UK able to offer mobile connectivity for the new Apple Watch.

Plusnet offers UK customers a great value range of broadband and mobile services.
In 2018, Plusnet’s outstanding customer service continued to be acknowledged with industry awards, including uSwitch’s Best Customer Service for the fifth consecutive year.
At the same awards, we also won Best Value for Money, Best Home Broadband and – despite only launching mobile in 2016 – Best Value Mobile (SIM-only).

Openreach (page 104) builds and maintains Britain’s digital communications network. More than 25,000 engineers take care of 165 million kilometres of network, working in every community, every day.

This year, Openreach launched a new brand identity, reflecting commitments made as part of the DCR settlement (page 52). The programme to change all assets has already begun, including our buildings, vans and uniforms.

39 Annual Report 2018 BT Group plc

Our resources and culture continued

Our culture

We want our culture to reflect our values of personal, simple and brilliant, for our people and our customers.

Our values

We’re proudly personal, simple and brilliant in many ways already. That includes our history of pioneering innovation, a strong volunteering ethos, diverse career development for our people, and our ability to disrupt the market and reinvent ourselves when we need to – as through ventures like BT Sport, the 2012 Olympics and the acquisition of EE.

Embedding our values further

There’s more to do to be personal, simple and brilliant every day.

So we’ve launched a multi-year transformation programme to simplify our organisation, improve business performance, and reform our culture and capabilities.

This year we’ve begun simplifying how we do things –by helping our people take personal ownership to resolve their customers’ issues and introducing new ways to make better and faster decisions. That means making sure accountabilities are clear and decisions are made at the right level of the organisation, as close to customers as possible.

We’ve encouraged more diverse thinking in the business by attracting more diverse talent. This year we doubled our graduate intake and quadrupled our apprentice intake across the group. We’re offering more career development opportunities for our people, as well as inspiring fresh perspectives.

We’re also building new programmes and resources to help our people be brilliant, clarifying the key skills and behaviours they need now and in the future (including Management Essentials, Business Essentials and Connected Leaders (see page 44).

Finally, we’ve been helping our people do the right thing by:

–	regularly reaffirming our expectation that everyone acts with integrity through our ethical code

–	creating a safe environment where everyone can speak up about risks and concerns

–	equipping our leaders to have more regular open and honest conversations so they make better-informed decisions.

The BT Way

All of this will come together in ‘The BT Way’ – a three-part guide to reflect how we work together as a company, how we treat each other and how we expect everyone to behave. It will include:

–	how we’re organised and how we deliver for our customers

–	what we expect from our people through our updated ethical code

–	what’s important to us and how we do things as expressed through our values.

Our efforts are having a positive impact

In January’s BT-wide ‘Your Say’ employee engagement survey, we did better than previous years on all our values scores:

+4%	+3%	+3%
improvement in our Personal score (75%)	improvement in our Simple score (62%)	improvement in our Brilliant score (70%)

40 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Respecting human rights

We’re committed to respecting human rights in our own business and through our broader relationships.

We believe that everyone is entitled to basic rights and freedoms, whoever they are and wherever they live. These are established in The International Bill of Human Rights and the International Labour Organisation’s Declaration on Fundamental Principles and Rights at Work.

We’ve been a signatory to the UN Global Compact since it was established in 2000 – this is the world’s largest corporate sustainability initiative. We use the UN Guiding Principles on Business and Human Rights (UN Guiding Principles) to guide our approach.

How could we impact human rights?

As a global company we could impact human rights either directly, or indirectly through our business relationships. Our biggest impact could be on customers’ rights to privacy and free expression.

We must comply with lawful government requests for information about how people use our services and the content of their communications, but this could impact our customers’ rights to privacy.

Free expression includes the right to access information. As a communications company, we need to consider situations where we might need to limit people’s access to content. We could also affect: our people’s rights if our employment standards fall short; workers in our supply chain through our buying practices; and communities where we operate, if we don’t stick to environmental standards.

How do we manage human rights in BT?

Our ethical code sets out the standards we expect of our people and those who work on our behalf, including how they respect human rights.

We have a team dedicated to human rights integration and a Human Rights Steering Group chaired by a member of our Executive Committee. This year it considered a range of issues, including:

–	contracts we’re monitoring for human rights issues

–	our second Modern Slavery Act statement and programme

–	our second privacy and free expression report

–	the impact on human rights when broadcasting large sporting events.

What we’ve been doing this year

We’ve been pulling together our existing policies on human rights issues into one overarching policy. As part of that we’ve reviewed our operations in key countries outside the UK with the help of a leading law firm.

Due diligence

In April 2017 we launched our enhanced customer due diligence process. To embed the key principles with our sales teams we held calls and face-to-face training.

In our due diligence checks we look for whether:

–	our product/service could be used for defence, military, law enforcement, security or cybersecurity purposes

–	the customer or end user is a government, government agency or state-owned company

–	the service is being provided in an extreme or high-risk country (based on external measures).

If these criteria are met we look into things in more detail – which might include contractual protections or internal monitoring arrangements.

Modern slavery

In June 2017 we co-sponsored a residential summit of international experts which explored the role of technology in tackling modern slavery. Building on the findingsa we’re establishing an industry collaboration to address the challenges and opportunities for technology to help end modern slavery.

We published our second Modern Slavery Act statementb in August 2017. It explained our progress and the steps we’ve taken to prevent modern slavery in our business and supply chain. We’re also reviewing our policies, processes and procedures with the help of external experts.

We’ve continued to support the UK Modern Slavery Helpline partnering with anti-slavery charity Unseen – for more details see our Delivering Our Purpose Report.

In October 2017 Gavin Patterson joined the first Business Against Slavery Forumc hosted by the Home Office. The forum is a way for companies to collaborate and drive change on identifying and tackling modern slavery.

Sport and human rights

Big sporting events have a hugely positive social impact. But they can also carry human rights risks like labour rights violations and community displacement.

Throughout the year we’ve continued working with the participants in the Mega-Sporting Events Platform for Human Rights. With input from other broadcasters, we’ve created a tool to help identify human rights risks when broadcasting. We presented it at the second Sporting Chance Forumd in November 2017. The team at BT Sport are trialling the tool in their compliance processes.

Priorities for the year ahead

We’ll launch our overarching human rights policy and embed it in our business having reviewed our existing metrics to support the new policy.

We’ll be refreshing our privacy and free expression report with data on information requests in countries outside the UK. We’ll also cover what we do on cybersecurity.

[a]	wiltonpark.org.uk/wp-content/uploads/WP1546-Report.pdf
[b]	btplc.com/Thegroup/Ourcompany/Ourvalues/ModernSlaveryAct
[c]	gov.uk/government/news/leading-businesses-unite-to-tackle-slavery
[d]	ihrb.org/focus-areas/mega-sporting-events/2017-sporting-chance-forum-meeting-report

41 Annual Report 2018 BT Group plc

Our stakeholders

As well as our people, our main stakeholders are customers, communities, shareholders, lenders, pension schemes, suppliers, government and regulatory bodies.

BT is a complex business with a wide range of stakeholders who are important to us. So we carefully manage our relationships with each of them.

Our people P43	Shareholders P48	Suppliers P49
Customers P47	Lenders P49	HM Government P50
Communities and society P47	Pension schemes P49	Regulators P51

We also think of the environment as a stakeholder because our products and services can help address environmental challenges.

The environment
P54

42 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

People are the key to transforming our business. We want BT to be a place where people feel engaged and inspired to be the best they can be. We want them to use their skills and our technology to deliver great products and services for customers, communities and societies around the world.

Our people strategy is summed up by our ambition to be a great place to work. We want to deliver a great customer experience by getting our employee experience right. That means making BT a place where our people can do brilliant things. At the heart of this are our values.

Personal. Simple. Brilliant.

They guide our decisions and behaviours.

All of our people have a role to play in bringing our values to life – wherever they are and whatever job they do.

Our workforce

At 31 March 2018 we had 105,800 full-time equivalent (FTE) employees in 59 countries, with 82,200 based in the UK.

As our business evolves to meet our customers’ needs, we aim to reskill and redeploy our people to avoid redundancies where possible. Last year in the UK we redeployed almost 850 people, letting us keep experienced people with the skills we need for the future. More than a third of our redeployed people are in engineering or customer service. We’ve further developed their skills through training programmes.

Hiring talented people

We’ve increased awareness of BT as a brilliant employer by publishing engaging and informative careers content on social media. It’s making a difference. In 2017 we were recognised by Marketing Week as one of the ‘Best Places For Marketeers To Work’. Our content is continually liked and shared across social media and we’ve had over 1.3 million visits to our careers site.

This year, excluding acquisitions, we hired almost 14,100 people, of which almost 10,100 were UK-based.

We’ve hired almost 2,400 engineers into Openreach as improving the quality of our customer relationships remains central to our people strategy.

Finally, we have converted almost 840 skilled agency workers to permanent employees because we recognise how important it is to keep experience inside our business.

Hiring more apprentices

We hired more than 2,100 new apprentices across the group in 2017/18. This is more than double the previous year’s intake, following the introduction of the apprenticeship levy in April 2017. We plan to take on a further 4,600 apprentices next year.

Hiring more graduates

This year, we recruited 460 graduates globally, and we plan to hire more than 480 next year.

Awards

Once again we’re in The Times Top 100 Graduate Employers. We’re one of only three companies in the IT and telecoms sector to feature in the top 100.

Recognition

We’ve been named ‘large employer of the year’ at the Scottish Training Federation and the BPP awards, and ‘creative and digital employer of the year’ at the Asian apprentice awards.

Reputation

We’re extremely proud our apprenticeship programmes have recently been graded ‘excellent’ in all areas in the latest Education Scotland audit.

43 Annual Report 2018 BT Group plc

Our stakeholders continued

Investing for growth

We never stop learning – whether that’s on the job or in face-to-face training. Our digital academy platform enables our people to solve problems and share knowledge and ideas with colleagues.

It’s how we adapt to a changing world and rise to tomorrow’s challenges. This year we’ve launched these new learning programmes:

Global new joiner programme	A refreshed induction for new hires, globally. We’ve rolled out corporate induction events and launched a new website for new joiners, which gets 14,000 visits a month.

Business Essentials	A suite of foundation-level online learning resources for everyone in BT, covering 18 core skills.

Management Essentials	These workshops help people managers to have better conversations with their team. The online platform helps them get to grips with the fundamentals of managing people at BT.

Following 2016’s launch of the Fibre Academy and showcase, we’ve opened a new training centre called ‘Open Street’. It replicates the Openreach fibre and copper network from exchange to customer premises, with a working exchange, street cabinets, houses and business premises. It includes the end-to-end underground and overground accessible network for our engineers to train and accredit on. It’s open for network demonstrations for BT as well as our external customers.

Investing for change

In such a fast moving industry we must invest in the skills, capabilities, methods and tools to define and deliver change in the right way. We’ve developed a new change approach to improve our customer experience, growing our business and making BT an even better place to work.

Our change approach

We define change by understanding where we are today and what we and our customers need. We create a solution to deliver the change. And through this cycle, we take steps to engage our people.

Leadership

This year, we’ve invested heavily in leaders. We’ve appointed 42 senior leaders, with 19 of these coming from other organisations. We’ve launched the Connected Leaders development programme to identify the type of leaders we want to attract and develop internally. It’s been a huge success; with over 39,000 people accessing the online development platform, 8,000 leaders completing a personal development assessment and more than 700 attending our learning programmes.

We’ve also launched two new development programmes targeted at people with high potential.

Future Leaders	In 2017/18, we’ve taken on more than 300 people with high potential and developed them to become leaders for the first time. More than 40% of the 2016/17 cohort have gone on to become managers.

Senior Talent Programmes	We’ve identified more than 80 senior leaders as having high potential for the future, and started accelerating their career development.

Engaging our people

Around 93,000 (86%) of our people responded to our ‘Your Say’ engagement survey in January 2018. It’s our highest ever completion rate. The survey results show improved overall engagement at 74%. This is encouraging. There’s been a steady improvement in many categories since June 2017.

44 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

BT	% Fav.	Change
Engagement outcome	74%	+2%
Leading our people	59%	+5%
Managing our people	81%	+2%
Empowering and equipping our people	61%	+2%
Enabling outstanding customer experience	64%	+3%
Working together	65%	+2%
Personal growth	73%	+3%

We tell our people about company results, major business decisions and other things that affect them through lots of different channels. Leaders regularly meet their teams through roundtables, town hall debates, site visits, webcasts and blogs.

We also listen to our people’s concerns through more formal engagement with our European Consultative Council, the Communication Workers Union, Prospect and EE employee representatives in the UK.

Volunteering

Our 2020 ambition

66%	Inspire two-thirds of
our people to volunteer

As part of our commitment to support charities and communities, (page 48), our people get up to three working days a year to volunteer. Volunteering means they can use their skills, energy and enthusiasm to tackle an issue or make a practical difference in their communities. Our volunteering website lists opportunities and lets everyone log activities centrally.

This year more than 2,000 of our people spent almost 5,000 days supporting our work to build a culture of tech literacy as Barefoot and Work Ready volunteers (see page 48).

Overall, 39% of our people registered their volunteering activity this year.

Diversity at work

We want a diverse workforce that matches our customers and delivers our business goals.

In March 2018 we reported our first gender pay gap data under new government guidelines, relating to data from April 2017. Our gap is below the UK average. But we are still working hard to be more diverse and inclusive, and to have women better represented at all levels in our business.

You can find out more at btplc.com

Around 26% of our workforce and 28% of our management are women. Three out of eleven Board members are women (27%). And 42% of our new executive hires have been women.

By 2020 we want women in 40% of our most senior roles. To support this, we’re widening our Tech Women programme which develops talented BT women into senior roles where they’re underrepresented. This year we extended the programme to 172% more women than last year, including those outside the UK. In March, the programme won the BQF ‘Innovation in Diversity’ award.

45 Annual Report 2018 BT Group plc

Our stakeholders continued

We’ve also launched an extra employee network to connect mums who are returning to work. Our maternity return rate is 86%, measured one year after women returned to work.

We’ve been named in the Business in the Community’s 100 Top Employers for Best Employers for Race 2017.

Around 12% of our people have a Black, Asian or Minority Ethnic (BAME) background. Around 19% of our external appointments come from a BAME background.

Sponsorship helps build an environment where diversity is valued. So our senior leaders have had Inclusive Leadership workshops to help them overcome unintentional bias in decision making. We’ve also appointed executive sponsors for women, women in tech, race, disability and LGBT+.

Health, safety and wellbeing

Improving our people’s wellbeing is just the right thing to do. But it also drives better business performance.

The latest research is helping us determine what we need to do to foster good physical, psychological and emotional health in our workplace – beyond our commitment to ‘zero avoidable harm’. Our global health, safety and wellbeing policy sets out our approach and the Executive Committee and Board regularly monitor progress.

Our accident rate has dropped by a further 11% to its lowest-ever level and far fewer injuries are serious. Our risk profile is changing as we recruit more young people and we’ve responded by enhancing training and improving health and safety systems.

Fewer people took time off sick this year and our absence rate has dropped by 1% to 2.3% (against our 2.24% target).

Mental health is still our biggest focus. We endorse all the recommendations of the UK Government’s Stevenson/Farmer review. Prevention is key. Today work-related problems account for 16% of people seeking psychological support, compared with 36% five years ago. We’ve strengthened our wellbeing support services through a peer-to-peer scheme and our success rate in getting people with mental illness back to their normal work has risen to 97%.

Pay and benefits

We regularly review our pay and benefits to make sure they’re competitive compared with similar companies.

Most of our UK-based engineering and support people’s pay is negotiated through collective bargaining with our recognised trade unions. This means everyone gets treated fairly. Our managers’ pay ranges are also set at competitive levels. We work out bonuses through a mix of business performance and personal contribution.

Our executives may also get long-term share awards. These are discretionary and aligned to the long-term strategy of the company. What they get is determined by the group’s performance over a three-year period. Executive directors must keep hold of those shares for two more years.

In line with regulation, incentives for Openreach people are tied to a combination of personal contribution and Openreach’s performance, not the wider group. And these are paid in cash, not BT shares.

We support our people through retirement savings plans and country-specific benefits.

In the UK, after extensive consultation, we’ll be removing the eligibility for the majority of BT Pension Scheme members to accrue future benefits in that defined benefit scheme. Instead, these members and existing members will benefit from an enhanced contribution structure in our UK defined contribution plan – the BT Retirement Saving Scheme. This will provide more equal benefits across BT people in the UK and keep our pensions fair, flexible and affordable.

You can read more about this on page 235.

46 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

We listen to our customers, and have been investing to improve the experience they get from BT.

Our customers include UK individuals, households, businesses of all sizes and public sector organisations, plus companies around the globe.

You can read about our markets, customers and the services we offer them in our customer-facing units section, from page 72.

Some of our customers are also competitors. That’s because we sell wholesale products and services to other communications providers in the UK and overseas.

We’re at the heart of the UK’s digital strategya.

We use the power of communications to make a better world. The greatest impact we make to society and the economy is through our products and services, underpinned by our networks.

This year we invested nearly £36m in initiatives that further our societal and environmental ambitions and contribute to economic growth. That figure includes cash, time volunteered, and other in-kind contributions. Over the last five years we’ve invested a total of £166m, averaging 1.06% of our adjusted profit before tax.

Total investment in society

Year ended 31 March

Our Board Committee for Sustainable and Responsible Business (page 153) oversees these initiatives, in line with our shared value policy. We summarise progress on our societal ambitions below, with our environmental ambitions reported on page 54.

And there are more details in our Delivering our Purpose report: bt.com/deliveringourpurpose

Providing access to fast broadband

Our 2020 ambition

9/10	More than 9 out of 10 people
in the UK will have access to
our fibre-based products and
services

This year we supported the Government’s initiative to deliver superfast speeds (24Mbps or higher) to 95% of UK homes and businesses. Thanks in part to community fibre partnerships, our fibre broadband network now passes more than 27.5m premises.

Our original 2020 ambition (above) has now been superseded by the new Openreach targets for fibre access (page 110). We are also extending our mobile network coverage across the country (page 83).

Promoting digital inclusion

Our 2020 ambition

10m	We will help 10m people
overcome social disadvantage,
through the benefits our
products and services can bring

Society is changing. ‘Digital’ is at the heart of this. Everybody should have both the access and skills to make the most of the digital world. Since setting this ambition in 2015, we’ve helped 4.6m people overcome social disadvantage:

–	Our portfolio includes a lot of products and services for elderly, disabled and financially-disadvantaged people. And this year we established a partnership with the charity Action on Hearing Loss, to develop new propositions for their customers.

[a]	gov.uk/government/publications/uk-digital-strategy

47 Annual Report 2018 BT Group plc

Our stakeholders continued

–	We’ve connected vulnerable communities in many parts of the world, bringing access to education, employment, financial support and healthcare. Our Connecting Africa initiative this year won the World Economic Forum’s ‘New Vision for Development’ award.

We collaborate with our industry partners to develop new products to help the most vulnerable. This year saw two highlights through our partnership with TechHub:

–	We launched Zone V (zonev.com) to make it easier for elderly or disabled people to use smartphones.

–	Tackling cybersecurity, we also ran a competition to ‘Secure the nation’. The winning SME – Chorus Intelligence – uses data analytics to support police in building intelligence cases to help solve crimes.

Through our collaboration with Doteveryone, we continue to research public attitudes towards digital technologies. We use the results to help get more people online and develop the skills to make the most of technology – safely.

Our advisory role to the Government’s digital skills partnership means we can inform policy development and help shape the work of the public sector, NGOs and industry.

Building skills for the next generation

Our 2020 ambition

5m	We will help 5m children receive
better teaching in computing
and tech skills

Young people need tech know-how to thrive in the digital world. But there’s a risk that the next generation won’t have the skills to do the jobs of the future or shape a more inclusive society. As we build the UK’s future digital infrastructure, we can use our national footprint to help the next generation make the most of technology in life and work.

Starting in primary schools, the Barefoot Computing Project helps to equip teachers to teach children computational thinking like logic, sequencing, abstraction and programming – the building blocks of tech literacy. With our partners BCS, the chartered institute for IT, we’ve now helped train more than 57,000 teachers and, through them, more than 1.6 million children.

As children get older, we want to help them make more conscious choices in their online lives. So this year we’ve worked with 5Rights on an innovation hothouse to find new ways to help 8-13 year olds navigate the commercial realities of the internet.

As they prepare to leave school, Work Ready gives 16-24 year-olds – particularly from disadvantaged backgrounds – the skills development and work experience opportunities they’ll need to succeed in a tech-enabled workforce.

Supporting charities and communities

Our 2020 ambition

£1bn	We will use our skills and
technology to help generate
more than £1bn for good causes

This year we helped to raise around £109m for good causes. MyDonate, our commission-free online fundraising and donations platform, covered nearly £63m of this.

Our fundraising activities focused on three main charity partners, Cancer Research UK, Comic Relief and Unicef UK. We provided ‘Text to donate’ for the charity appeals we supported. They included big regular appeals like the BBC’s Children in Need and raising money for the victims of the Grenfell Tower fire and Manchester Arena bombing.

Since setting this ambition in 2012, we’ve helped generate a total of £531m toward our £1bn target.

All of our shareholders are important, be they institutions or private individuals.

We have roughly 763,000 shareholders.

Most of our shares are held by institutional investors. We have an extensive investor relations programme aimed at keeping existing and prospective investors informed. It includes things like:

–	reporting quarterly, interim and full year results, accompanied by a conference call or presentation from senior management

–	site visits, presentations from our business units, and ‘teach-ins’ on key topics

–	meetings and conference calls with investors both in the UK and around the world

–	regular communication between our Investor Relations team, investors and analysts that follow BT

–	In 2017/18, we held 450 meetings or events with institutional investors. This compares with 507 in 2016/17.

48 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Some investors care deeply about social, environmental and ethical issues. We give particular attention to these ‘socially responsible investors’ via a programme designed to meet their specific needs.

As well as the Annual Report and Annual General Meeting, we keep all shareholders up to date with how we’re doing through our website which has a comprehensive set of press releases, newsletters, presentations and webcasts.

Each year we survey a random sample of private shareholders to help us improve shareholder engagement. And we offer them exclusive deals on our products and services.

We pay close attention to our credit metrics.

Our lenders, mainly banking institutions and bondholders, play an important role in our treasury and balance sheet strategy.

These relationships are vital as we finance our business.

You can read more about this on page 250.

Our pension schemes need to be fair, flexible and affordable.

We must make sure our pension schemes are fair, flexible and affordable for all members. We operate defined contribution and defined benefit pension schemes. Most BT people working today are in the BTRSS defined contribution scheme. We also operate the BTPS defined benefit scheme which has around 300,000 members.

You can read more about this on page 235.

We use suppliers from across the world. We only choose ones that operate ethically and responsibly.

Our suppliers provide products and services that help us execute our strategy. We source from across the world and have suppliers in more than 150 countries. We spent around £13.7bn with suppliers this year (2016/17: £14.1bn). Around 92% of our spend is with our top 1,000 suppliers.

We have around 450 procurement people in 29 countries working with these suppliers.

This year we made a significant investment in our presence, capability and skill set within India, growing our team by 66. It now makes up 32% of our procurement organisation. Around 50 of our people took part in exchange visits to share best practice across cultures and enhance our capability. This is moving us towards our ambition of having a single global procurement team.

Procurement transformation

This year there was a major reshuffle of our procurement team, with a lot of changes:

–	We created three buying teams – two focusing on our indirect (own use) and direct (customer) procurement needs and a third focusing on all our non-UK spend.

–	We appointed new CFU-focused experts to manage conversations between procurement and CFUs.

–	We created a new scorecard which balances our performance between cost savings and things like risk, innovation and people.

–	We used external consultants and international benchmarks to understand the full range of commercial opportunities of our procurement categories and improve efficiency.

–	We carried out a detailed cost analysis of our complex networking equipment to identify further opportunities to reduce component costs.

–	With the University of Cambridge and a strategic supplier, we are collaborating on research to investigate how technology could be used to help vulnerable communities affected by climate change, and bridge digital divisions in society.

49 Annual Report 2018 BT Group plc

Our stakeholders continued

Choosing our suppliers

We want to know who we’re doing business with and who’s acting on our behalf. So we:

–	pick suppliers using principles that make sure we act ethically and responsibly

–	check that the goods and services we buy are made, delivered and disposed of in a socially and environmentally responsible way

–	measure things like suppliers’ energy use, environmental impact and labour standards as well as working with them to improve these.

You can find out more at www. selling2bt.bt.com

Ethical standards in our supply chain

We want our suppliers’ people to work in safe and fair conditions. To help us assess the risks, we send an ethical standards questionnaire through an online portal or an industry standard self-assessment tool, Ecovadis. We follow up with anyone identified as high or medium risk, based on their responses.

We also visit supplier sites to make sure they meet our standards. This year we visited 52 sites (2016/17: 63 sites) around the world. To add to our resources, we trained four people in our India team to international audit standards. And they have since contributed to the assessments carried out this year.

We published our second Modern Slavery Act Statement in August. This year the focus was on due diligence practices in our supply chain.

We continued complying with the Dodd-Frank Act and the Security and Exchange Commission (SEC) requirements, by checking whether suppliers’ products contained minerals from conflict areas. In June 2017 we filed with the SEC our report for 2016, which described our conflict minerals approach and reflected the responses we received from suppliers.

Paying our suppliers

This year the average time between a supplier invoice and us paying them was 62 days (2016/17: 67 days).

Suppliers can also choose to use the BT Supplier Finance scheme which offers contracted suppliers the chance to be paid early. This cuts financing costs for whoever participates, large or small, and is particularly good for SMEs (who make up around 50% of our supply base). We remain a signatory of the UK Prompt Payment Code and support government initiatives to encourage small business growth.

We’re one of the largest suppliers of networked IT services to the UK public sector.

We work with almost 1,800 organisations across central, local and devolved government. And we support some of the UK’s most vital services – including critical infrastructure, welfare, tax, health and social care, police and defence.

Our public affairs team look after our UK political relationships. They’re responsible for Westminster (politicians and policy advisers) and Whitehall (the Government, including civil servants) on all issues of policy. They’re not responsible for operational issues like selling or maintaining contracts and services. That’s the job of Business and Public Sector (see page 86).

We have solutions designed for both central and local government. One of our most important contributions is helping organisations deliver better public services while keeping data secure. For example, this year we’ve supported the Metropolitan Police with the world’s largest rollout of body-worn video cameras. We’re also rolling out wi-fi which will allow frontline officers and more than 20,000 civilian staff to work more flexibly.

Supporting the armed forces community

The Government recognises us as one of the UK’s leading supporters of the armed forces community. This year:

–	the MoD renewed the Employer Recognition Scheme (ERS) Gold Award it first gave us in 2014

–	we helped make the MoD’s new Military Mental Health Helpline a reality. Launched in February 2018, it’s targeted at serving personnel and their families – allowing them to access the help, advice and support they need outside of work, anytime, anywhere in the UK.

Civil resilience and other obligations

Another aspect of our relationship with government is that we can be required by law to do certain things and provide certain services. For example, under the Communications Act, we (and others) have to run or restore services during disasters. The Civil Contingencies Act 2004 also states that the Government can impose obligations on us (and others) at times of emergency or in connection with civil contingency planning.

The Secretary of State for the Home Department can also require us to take certain actions if they’re in the interests of national security.

50 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

We advocate clear, predictable and proportionate regulation.

Communications and TV services are regulated in the UK and around the world. This is to make sure that communication providers (CPs) and broadcasters stick to common standards and rules, and that nobody is disadvantaged by providers with strong positions in their market.

Overseas regulation

The degree of regulation in international markets varies widely. This can hinder our ability to compete and provide the services our customers want. We continue to press incumbent operators around the world, and their regulators, for fairer, cost-related wholesale access to their networks.

European Union (EU) regulation

In EU countries, electronic communications networks and services are governed by Directives and Regulations set by the European Institutions. These create an EU-wide framework (the Common Regulatory Framework) for fixed and wireless telecoms, internet, broadcasting and transmission services.

The Directives are there to encourage competition, which in turn leads to better investment, lower prices and increased quality of service in fixed and mobile networks, and better protection for consumers. They require national regulators to review markets for significant market power (SMP) every three years and where relevant, to put in place appropriate and proportionate remedies. They also include rules covering spectrum, consumer protection and universal service obligations.

Review of European rules for the communications sector

In September 2016 the European Commission (EC) proposed a review of the Common Regulatory Framework. As part of this review, the EC wants to encourage investment in very high-capacity networks and update consumer protection rules to reflect new types of services such as ‘over-the-top’ providers. Negotiations are ongoing.

To protect audiences in an on-demand, internet environment, the EC is reviewing copyright and rules for audio-visual media services. Negotiations are ongoing.

The UK’s exit from the EU

The UK is due to leave the EU in March 2019. Depending on any transition period or trade agreements, it may no longer have to follow the EU Regulatory Framework and other rules.

Existing regulations are recognised as having helped make the UK communications market one of the most competitive in the world. UK consumers get low prices and the best superfast broadband coverage in the major EU countries. So while existing regulations might be fine-tuned to suit specific UK market conditions, we don’t expect fundamental changes.

51 Annual Report 2018 BT Group plc

Our stakeholders continued

UK regulation and Ofcom

The UK telecoms and broadcasting industries are regulated primarily by Ofcom (the UK’s independent regulator), within the framework set by European rules and UK regulations.

Ofcom operates under the Communications Act 2003, which gives it its powers and duties.

Ofcom’s main duties are to champion citizens’ interests on communications matters, and to further consumers’ interests by promoting competition.

Under the 2003 Act, Ofcom sets conditions that CPs must stick to. Some of these (the General Conditions) apply to all CPs. They deal mainly with things like protecting consumers, access and interconnection, and allocating and transferring phone numbers.

Other conditions apply only to certain companies who are universal service providers or who are found to have SMP in a particular market.

We’re the designated universal service provider in the UK (except for the Hull area where that role is taken by KCOM Group) and have to provide basic, affordable fixed-line services to all consumers. We also have to provide public payphones.

We have SMP in a number of markets including Business Connectivity (such as Ethernet and backhaul), Fixed Access (including LLUa, GEAb and WLRc), Wholesale Broadband Access and Narrowband (such as Call Origination). That’s why Ofcom’s market reviews are so important to us.

Ofcom’s strategic review of digital communications

In July 2017 Ofcom confirmed it would release us from the Undertakings once the arrangements for our voluntary commitments were all in place. This included the employees working for Openreach being transferred to Openreach Limited and adopting the new model of functional separation for Openreach to secure greater strategic and operational independence.

Implementation of the new arrangements has gone well. Openreach Limited has been legally incorporated and the members of the Openreach Board were appointed as Directors of Openreach Limited in December 2017. The Openreach senior leadership team voluntarily transferred to Openreach Limited in January 2018.

We have worked hard to implement all of the necessary changes that we can at this stage, and on 9 April 2018 BT formally adopted all the elements of the Commitments and Governance Protocol that can be adopted without triggering the TUPE transfer. We continue to work towards the TUPE of all employees working for Openreach to Openreach Limited as soon as practicable.

Price regulation of our main wholesale products

The following table shows which wholesale products provided to CPs are subject to price controls in markets where we have SMP.

Products	Annual charge control (2018/19)	Current charge control ends
Fixed call termination	0.0323 ppm*	31 March 2021
Mobile call termination	0.495 ppm* (0.489 ppm from 1 June 2018)	31 March 2021
ISDN2	CPI-CPI	31 March 2021
ISDN30	CPI-CPI	31 March 2021
Metallic Path Facility (MPF)	£85.46	31 March 2021
Ethernet (up to and including 1Gbps in geographies where BT has SMPd)	CPI-13.5%	31 March 2019
Generic Ethernet Access (GEA) 40/10	£69.59	31 March 2021
Partial Private Circuit (PPC)[e]	CPI-3.5%	31 March 2019
Interconnect circuits	CPI+0%	31 March 2021

*	pence per minute.

Other regulatory decisions and activities this year

Business connectivity market review (BCMR)

In April 2016 Ofcom published its Final Statement on its Business Connectivity Market Review. We disagreed with some aspects of this and appealed these to the Competition Appeal Tribunal (CAT). In July 2017 the CAT upheld our appeal on product market, geographic market and core network grounds. In November 2017, the CAT quashed Ofcom’s decisions on these aspects and told it to reconsider.

In response, Ofcom revoked the relevant parts of the 2016 BCMR. It then imposed temporary SMP findings and obligations on Ethernet services until March 2019 – using ‘exceptional’ and ‘emergency’ powers.

Ofcom consulted on adding dark fibre to the temporary obligations with effect from April 2018. On 12 April 2018 Ofcom confirmed that it would not be adding a dark fibre remedy to the temporary SMP remedies imposed in November 2017.

[a]	Local Loop Unbundling.
[b]	Generic Ethernet Access.
[c]	Wholesale Line Rental.
[d]	The whole of the UK except the Central London Area, the central business districts of Birmingham, Glasgow and Leeds, and the Hull Area.
[e]	<8Mbps.

52 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Wholesale local access market review (WLA)

Following the WLA market review in 2017, Ofcom made changes to Local Loop Unbundling (LLU ) and Virtual Unbundled Local Access (VULA ) product regulation. MPFa is still subject to a CPI-based charge control. SMPFb had its charge control removal and replaced with a fair and reasonable pricing obligation.

Ofcom has introduced a charge control for the GEA 40/10 lower speed product. The 55/10 and 80/20 products are subject to fair, reasonable and non-discriminatory obligations, though not subject to a charge control – which means we still have some flexibility in how we price these other products.

Along with charge controls, Ofcom has implemented new minimum service level obligations (MSL) and a cap on duct and pole access prices.

Wholesale broadband access market review (WBA)

In June 2017 Ofcom consulted on the wholesale broadband access market. It proposed that the area with SMP (Market A) should be reduced from 10% to 2%. Ofcom has also proposed removing the charge control on our IP Stream Connect product. We’ve responded to the proposals and expect a final statement from Ofcom in summer 2018.

Narrowband market review (NBMR)

Ofcom completed a review of the narrowband market on 30 November 2017. This covered fixed call origination, call termination and WLR. It found that we held SMP in all these areas.

But it also recognised that alternative voice services were strengthening competition.

Ofcom decided to deregulate charge controls to ‘fair and reasonable’ charges, remove ‘undue discrimination obligations’ for Wholesale Call Origination (WCO) and bring in extra obligations on Wholesale Call Termination (including price controls and no undue discrimination).

Mobile regulation

On 24 September 2015 Ofcom published its final spectrum annual licence fees statement for 1800MHz and 900MHz spectrum. It trebled EE’s 1800MHz spectrum fees from c£25m to c£75m per year.

EE, supported by other mobile network operators, challenged that. The Court of Appeal quashed the Statement on 22 November 2017. It found that Ofcom should have considered its wider European law duties when setting the licence fees. EE will pay licence fees at the previous level until Ofcom issues a new determination. EE, along with other mobile network operators, is seeking repayment of the historical overpaid licence fees.

On 20 March 2018 the auction for both bands went ahead with results announced on 5 April 2018. BT/EE were awarded 40MHz of 3.4GHz spectrum. The location of the spectrum assignments within the 3.4GHz band were determined after further bidding in an assignment round on 10 April. BT/EE were allocated the 3540 – 3580 MHz spectrum frequencies. This result supports our 5G leadership ambitions.

Standalone landline telephone services

After a review of the Standalone Landline Telephone Services market, Ofcom has accepted our voluntary proposal to reduce line rental prices by £7 a month.

This price cut works with our further promise to only raise call and line rental prices in line with inflation (CPI) each year. It also sits alongside our commitment to engage with voice-only and ‘split purchase’ customers (who use us for landline and someone else for broadband) to make sure they are fully aware of potential savings available to them. Reduced line rental for voice-only customers came into effect from 1 April 2018.

Broadband Universal Service Obligation (USO)

In December 2017 the UK Government rejected our proposal to deliver universal broadband voluntarily.

Instead, the Government used secondary legislation to introduce a USO on broadband. It will give consumers the right to request at least a 10Mbps broadband connection from 2020. We’ll work closely with government, Ofcom and industry to make it happen.

Deemed Consent

In March 2017 Ofcom found that Openreach had breached certain contractual and regulatory obligations by inadequately and retrospectively applying Deemed Consent to reduce compensation payments to CPs between January 2013 and December 2014.

Deemed Consent is an agreed contractual process between Openreach and its CP customers, which allows Openreach to reschedule the delivery date for providing dedicated business services (known as Ethernet) in a number of specific circumstances.

On 27 March 2018 Openreach reported to Ofcom that it had, in its view, complied with the requirements set out in Ofcom’s decision.

We estimate the total compensation payments will amount to around £300m.

Automatic compensation

Following commencement of the Digital Economy Act 2017, Ofcom now has greater powers on automatic compensation. In March 2017, it consulted on proposals for introducing automatic compensation. It has accepted an updated industry scheme from leading communications providers, including us.

This voluntary scheme will automatically compensate fixed voice and broadband customers if they lose service, have a delayed order, or get a missed appointment. The scheme is due to start in February 2019, following extensive systems development.

[a]	Metallic Path Facility (MPF).
[b]	Shared Metallic Path Facility (SMPF).

53 Annual Report 2018 BT Group plc

Our stakeholders continued

For over 25 years we’ve been a leader in tackling climate change.

We set our first carbon reduction target in 1992. In 2008 we were one of the first companies in the world to set a science-based target to cut our carbon emissions intensity, by 80%. We achieved that four years early. Now we’ve gone a step further, setting an ambitious new target in line with the Paris Agreement on climate change.

Our leadership in sustainability and how to report it is widely recognised: we kept our place in the top 10 of Newsweek’s Green rankings, which track the environmental performance of the 500 largest publicly-traded global companies. Carbon Clear rated us as the second-best FTSE 100 company for carbon reporting. We achieved ‘A’ ratings from CDP on climate change and supply chain engagement.

On top of that, we continue to manage energy and water use, support the principles of a circular economy, and take seriously our responsibilities for the environment:

–	Our Environmental Management Compliance Steering Board monitors performance against our environmental policy. It reports to the Audit & Risk committees of our business units, to regional governance committees outside the UK, and to our Executive Committee.

–	We assess climate-related and other environmental risks within our enterprise risk management framework (page 56).

–	This year our environmental management systems have been certified to ISO14001 standards in Belgium, Colombia, France, Germany, Ireland, Italy, the Netherlands, Spain and the UK.

–	We’re a signatory to the Climate Disclosure Standards Board’s fiduciary duty and climate change disclosure.

Our Delivering our Purpose report at bt.com/deliveringourpurpose has more details.

Our net positive carbon impact

We’re already a net positive company. That means we help our customers cut their carbon footprints by more than double our own emissions (including our supply chain). We’re aiming for a 3:1 ratio by 2020.

Our 2020 ambition
3:1	Enable customers to reduce their carbon emissions by at least three times the end-to-end carbon impact of our business

3:1 ambition	2016/17	2017/18
Customer savings (Mt CO2e)	10.0	11.3
Our impact (Mt CO2e)	5.6	5.1
Ratio	1.8:1	2.2:1

Cutting our customers’ carbon footprints

Many of our products and services help reduce our customers’ carbon footprints. This year we earned £5.3bn from these products, 22% of our total revenue.

Reducing our own emissions

This year we’ve set a new ambition, which has been approved by the Science-Based Targets Initiative. It aligns our impact with the most ambitious aim of the Paris Agreement – to limit global warming to 1.5°C by the end of the century.

Our new 1.5°C ambition
87%	By 2030, we aim to cut our carbon emissions intensity[a] by 87%, compared with 2016/17 levels
[a] measured by tonnes CO2e per £ value added, for scope 1 & 2 emissions.

To meet this target, we’re speeding up plans to cut our vehicle fleet emissions. This year we’ve added more plug-in hybrid models to our company car list. We’re also exploring new ways to decarbonise our property estate and improve efficiency through technologies like IoT.

We report our greenhouse gas emission sources in line with UK regulations. In the last year we’ve reduced our total worldwide CO2 equivalent (CO2e) emissions by 8.9%. This year our scope 1 & 2 intensity totalled 26 tonnes CO2e per £m gross value added; a decrease of 6.8% from last year.

54 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Our worldwide greenhouse gas emissionsa

Year ended 31 March

CO2e Ktonnes	2016	2017	2018
Scope 3	4,391	5,233	4,758
Scope 2	51	184	160
Scope 1	172	179	180
Total	4,614	5,596	5,099

Scope 1 + 2 intensity:	21	28	26
(CO2e tonnes per £m value added)

We now include all scope 3 emissions in our reporting. EE data is included from 2017 onwards. Figures exclude third-party consumption. Scope 2 data uses market-based calculation. For full methodology, and further data, see bt.com/deliveringourpurpose.

About two-thirds of our emissions come from our supply chain. We’re working with our suppliers to reduce their impacts too. By 2030 we want to cut their emissions by 29% compared with 2016/17. This year, we’ve seen their emissions fall by 6.3%.

Cutting our energy use

This year our overall energy consumption dropped by 1.7%. We’ve cut our energy bill by nearly £29m, cumulatively saving £250m since our base year of 2009/10. In Great Britain, we spent around £370m on energy and fuel (2016/17: £341m).

Our worldwide energy use

Year ended 31 March

100% renewable electricity

We maintain our commitment that by 2020 we will buy all our electricity from renewable sources, wherever markets allow.

We’ve now renegotiated most of the electricity contracts we took on when we acquired EE, in line with that commitment, and we’re working on the rest. Overall this year 82% of our UK electricity, and 81% worldwide, came from renewable contracts (up from 78% and 77% respectively last yearb).

We also launched campaigns to encourage our suppliers, employees and home-mover customers to switch to buying renewable energy.

Other environmental impacts

Beyond our carbon footprint, we manage a range of other impacts, including the following:

Water use

We mainly use water in our offices and canteens, and in the cooling systems in our data centres and exchanges. We continue to monitor water use and target leaks. We’ve seen a 1% increase in our overall consumption this year, largely due to the adiabatic cooling systems we’re introducing to cut our reliance on refrigerant gases.

Waste and recycling

We work with our suppliers to minimise whatever materials we use, and we reuse or recycle equipment and materials whenever we can. We offer take-back schemes on many consumer products, including mobile phones. Complying with national regulations, we use specialist contractors to manage hazardous waste responsibly.

a We restate previous years’ data when we think subsequent information is materially significant (like replacing estimates with measured figures).

b 2016/17 energy figures restated – see bt.com/deliveringourpurpose for details.

55 Annual Report 2018 BT Group plc

Our approach to risk management

Like any business, we face a number of risks and uncertainties. Some come from outside our organisation, others from within. Some we can’t control, some we can. Many of our risks are similar to those felt by similar businesses.

Principal risks and uncertainties

The principal risks and uncertainties that affect us could have an impact on our business, brand, assets, revenue, profits, liquidity or capital resources. The principal risks we described last year have evolved, and so has our response to them.

Our Enterprise Risk Management framework gives reasonable (but cannot give absolute) assurance that we’ve identified and addressed our biggest risks. However, there may be some risks that are either currently unknown, or currently seen as less important but with the potential to become more so in the future.

Events outside BT present both risks and opportunities. We focus our efforts on predicting and reducing risks while aiming to take advantage of any opportunities that may emerge.

We recognise the uncertainty that political and geopolitical risks present, and have continued to operate a specific Brexit programme across BT that looks at how we might be affected and what our response should be. This programme is keeping a close watch on developments, and reports to a steering group chaired by our group CFO.

In the section below, we explain what we’re doing to prevent our main risks from materialising, or to limit their impact if they’re unavoidable. Our biggest risks and uncertainties should be considered alongside the risk management process, the forward-looking statements in this document and the associated cautionary statement (see page 296).

How we manage risk

To meet our objectives, build shareholder value and promote our stakeholders’ interests, it’s essential we manage risk. To help us, we’ve developed a group-wide risk management process with four stages:

Changes over the year

In 2016/17 we improved the way we manage risk through focusing on risks to our investment cases, developing an enhanced approach to root cause analysis, and identifying new ways to share good practice across the organisation. Specific further improvements this year included:

Three lines of defence

We’ve revisited our three lines of defence model (our approach to governing and assuring our business) and how we apply it to our key areas of risk. This has helped us identify areas where we can optimise our assurance. We’re also developing training around the three lines of defence to help our people better understand the model and how they support it.

External benchmarking/Internal review

We’ve been reviewing our risk management arrangements, using some external benchmarking and discussions with key internal stakeholders. This has helped highlight areas of strength and also areas where we can develop further. We’ll be addressing those findings next year.

Real-time war gaming

We’ve continued our cycle of war gaming during 2017/18, and this year also tested a crisis scenario in real time. This exercise involved numerous colleagues from across the business and the learnings will help us become more resilient to future events.

Enterprise risk framework

Customer-facing unit	Group Risk Panel	Executive Committee	Board
and TSO leadership teams	The Group Risk Panel supports	The Executive Committee	The Board has overall
Our customer-facing units and	the Board and the Executive	identifies, evaluates, responds	responsibility for making
TSO follow our process for	Committee. Every three months	to and monitors risks.	sure we manage risks
managing risk as part of our	it reviews the Group Risk	Significant risks are reported	appropriately. It regularly
Enterprise Risk Management	Register (which summarises	and monitored through the	reviews, either directly or
framework. That means	those risks of greatest	Group Risk Register. The	through the Audit & Risk
identifying and responding to	significance across our	Executive Committee assigns a	Committee, how we’re doing
the key risks affecting their	business), considers the	management owner to take	across the group, in our
business. They record the risks	inclusion of new or emerging	charge of monitoring and	customer-facing units and
for their leadership teams to	risks, and recommends ways to	managing each risk. It monitors	in TSO.
review. Audit & risk committees	tackle them. It also oversees the	risks through regular detailed
in each customer-facing unit,	work of the group risk	reviews as well as six-monthly
TSO and our group functions,	management function.	reviews of the Group Risk
make sure this process is		Register.
effective.

56 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Our principal risks and uncertainties Compliance risks	Trend indicates Increasing/worsening our perception of Lessening/improving pre-mitigation risk At a similar level

Significant control failure

Link to strategy in year	Link to business model	Trend
– Deliver great customer experience	– Financial capital
– Transform our costs	– Human capital
– Social capital

It’s crucial that we maintain high ethical standards. We respect human rights and we don’t tolerate fraud, bribery, any form of corruption or any illegal or unethical activity.

We follow local and international law, including anti-corruption and bribery laws. The UK Bribery Act and US Foreign Corrupt Practices Act (FCPA) have extraterritorial reach, so cover our global operations. We also have to make sure we follow trade sanctions and import and export controls. We comply with the Modern Slavery Act and follow international standards on human rights, such as the International Labour Organisation’s Principles and the UN Guiding Principles on Business and Human Rights.

We also face the risks associated with inappropriate and unethical behaviour in local and other markets by our people or associates, such as suppliers or agents, which can be difficult to detect. There is also a risk that our controls, which are designed to prevent, detect and correct such behaviour, may be circumvented. Controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions, regardless of how remote.

Financial controls, and the assurance that exists over them, play an important part in our ability to prevent and detect inappropriate behaviour. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Potential impact

If our people, or associates like suppliers or agents, breach anti-corruption, bribery, sanctions or other legislation there could be significant penalties, criminal prosecution and damage to our brand. This could have an impact on future revenue and cash flow depending on the nature of the breach, the legislation concerned and any penalties. If we were accused of corruption, bribery, human rights abuses, violating sanctions regulations or other laws, it could lead to reputational damage with investors, regulators, civil society and customers. A breakdown in our financial control framework could result in financial misstatement.

What’s changed over the last year?

We’ve seen an increase in Speak Up (BT’s confidential hotline service) reports and conflict of interest registrations. In 2017/18 Speak Up reports increased by 63% on the previous year. This is indicative of a culture where people are more aware and confident to tell us about their concerns.

In terms of anti-corruption and bribery enforcement generally, we’ve continued to see a steady flow of significant cases from both the UK Bribery Act and the FCPA. In the US 11 companies paid a total of $1.92 billion to resolve FCPA cases in 2017.

There’s also been an increase in legislation (either enacted or proposed) to address and report on human rights abuses by companies.

How we’re mitigating the risks

This year we’ve implemented a major programme of work to strengthen our controls and compliance activities, and ensure awareness of the standards we expect. Following the identification of inappropriate behaviours in our Italian business in the summer of 2016, we have also implemented wider controls that monitor our overseas operations in our shared service centres, Global Services and at a group level, see page 145.

We’ve redefined and communicated our three lines of defence model, and strengthened our controls policies and procedures. This covered both financial and non-financial controls, and we’ve re-mapped our assurance coverage across the three lines of defence for our principal risks and uncertainties. This helped us identify opportunities to improve our controls policies and procedures, as well as to extend the assurance that operates over the controls. We’re also building awareness and understanding, and all finance employees have completed Financial Statement Fraud awareness training, including a module on how to escalate concerns.

We’ve also put a number of other controls in place to address risk in this area. These include an anti-corruption and bribery programme and ‘The Way We Work’, our ethical code, available in 14 languages. We ask all our people to complete training and sign up to The Way We Work which includes our zero tolerance to bribery and corruption. We’ve developed a new guide this year, ‘The BT Way’, which brings together for our people how we’re organised and deliver for our customers, our ethical code and our values.

We have policies covering conflicts of interest, gifts and hospitality, charitable donations and sponsorship. We also run tailored training for people in higher-risk roles like procurement and sales.

We regularly weigh up our business integrity risks to make sure we’ve got the right mitigation in place. We’ve introduced an Ethics & Compliance Integrity Risk Dashboard. It brings together various indicators to better identify possible emerging trends or particular hotspots. The approach draws together various themes to look for patterns and establish any outliers across our business.

All Speak Up reports are passed to the director of ethics and compliance for action. Our confidential hotline is operated by a third party and is available to employees and third-party contractors who can remain anonymous if they choose to. Any reports received direct by BT are also dealt with in accordance with our Speak Up procedures.

Our internal audit team regularly runs checks on our business. External providers also assess areas we think are higher risk (such as the use of agents), to make sure people understand our policies and that controls are working. We do due diligence checks on third parties like suppliers, agents, resellers and distributors. In 2017/18

57 Annual Report 2018 BT Group plc

Our principal risks and uncertainties continued

Compliance risks continued

we completed 32 reviews of our existing agents resellers and distributors. We take a risk-based approach to these reviews, which include external reviews, internal on-site reviews and desk-based reviews. Our procurement contracts include anti-corruption and bribery clauses. In addition all new suppliers, agents, resellers and distributors go through an on-boarding process which includes financial checks and the use of our due diligence screening tool. Existing suppliers, agents, resellers and distributors are additionally screened on a weekly basis.

Our sanctions policy helps us keep track of trade sanctions and export controls that apply to us. That means all bids involving a country which is subject to our sanctions policy requires approval. The policy also mandates everyone in BT to use our internal shipping system to arrange international exports, as it runs compliance checks and flags any orders which need an export licence.

We launched a customer due diligence tool which we use when bidding for customer contracts. It identifies human rights risks and links them to the sanctions approval process. We’ve run training and calls to raise awareness of the tool. We’ve also carried out human rights impact assessments on our operations in India, Russia and China, and have developed an overarching human rights policy for imminent launch. We reported publicly on our most salient human rights risks in our Privacy and Free Expression Report in 2015, which we’re updating in 2018 to include parts of our international business. Our Human Rights Steering Group reviews our programme and discusses current issues. We’ve also been working closely with peers through organisations like the Business Against Slavery Forum and Global Network Initiative.

Despite our efforts, unfortunately not everyone gets it right every time. We disciplined 205 employees in the UK as a result of ethical misconduct this year, and 98 left the companya. The most common issues related to inappropriate use of company vehicles.

Processing our customers’ data
Link to strategy in year	Link to business model	Trend
– Deliver great customer experience	– Financial capital
– Social capital

We control and process huge quantities of customer data around the world, so observing data privacy laws is something we take extremely seriously. It’s essential that individuals and businesses can trust us to do the right thing with their data.

We make sure our customers’ data is secure, and protected against both internal and external threats (eg cyber attacks). Being trusted with our customers’ data goes further than that though. It means preserving the integrity of the personal data we process, and only keeping the things we need to provide customers with the services they’ve signed up for. It also means being transparent around how we use customer data, who we share it with, making sure the way we process personal data is legal, fair and in line with customers’ rights and wishes, and ensuring that we fulfil the legal obligations we have when customers want to exercise their rights under data legislation.

As a communications provider we currently operate under a stringent reporting regime to tell the UK Information Commissioner’s Office (ICO) if we become aware of a personal data security breach. We must also tell any affected individuals as quickly as possible if the incident is likely to have a significant impact on them. On 25 May 2018 EU General Data Protection Regulation (GDPR) will come into force. We are in the process of implementing more stringent procedures around data protection in order to comply with the GDPR requirements, which may lead to higher regulatory compliance costs.

An individual’s fundamental right to privacy is reflected in the fact that data privacy laws are in force in more than 100 countries. The nature of those laws vary across different parts of the world. Increasingly we (and other multinationals) have to show that we’re handling personal data in line with a complex web of national data laws and society’s ethical expectations.

Potential impact

Failing to stick to data protection and privacy laws could result in regulatory enforcement action, significant fines, class-action, prison sentences and the regulator telling us to stop processing data.

a UK only, excluding EE and Plusnet.

On top of that, we could see huge reputational damage and big financial losses. Those losses could come from fines and damages if we fail to meet our legal requirements, as well as costs resulting from having to terminate customer contracts and the subsequent customer churn. Companies who’ve had high profile data incidents have seen a significant impact to their share price and suffered ongoing costs from their non-compliance.

What’s changed over the last year?

The GDPR is deemed one of the biggest shake ups in data law for over a decade. It’s been created to update the existing law to ensure that individuals’ data is protected and secured and gives people a greater say as to how their data is used. It also increases their rights as to how their personal data is kept, used and retained by businesses. The sanctions for breaching the GDPR are significantly higher than under the previous regime, which could result in a substantial fine in the event of a breach.

Scrutiny from national regulators is increasing as companies are monitored to ensure they’re working towards compliance with the new law. In addition within the last 12 months several large companies have suffered further well-publicised data incidents and the general trend towards bigger financial penalties has increased.

How we’re mitigating the risks

We’ve created a compliance programme to review all activities that involve customer data across the business in light of the new regulatory requirements. Our focus will be on protecting our systems, enhancing our operational processes to protect customer data, and refreshing our training so that our people understand the importance of the data they handle.

We also want to give our people the tools they need to make everyday risk-based decisions around privacy and data protection without it being a burden or making their job more complicated.

If we do that, there’s a much better chance of data compliance becoming ‘business as usual’. For example, using Privacy Impact Assessments when we develop new products and services makes

58 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

sure everyone understands privacy issues from the start and builds in the right controls, without any operational impact.

The Chief Privacy Officer and her team champion privacy awareness, and are responsible for undertaking monitoring and assurance to make sure data compliance is embedded within the business.

Our mitigations against cyber attacks are described in our Security and resilience risk (page 66).

Health, safety and wellbeing
Link to strategy in year	Link to business model	Trend
– Deliver great customer experience	– Financial capital
– Transform our costs	– Human capital
– Social capital
– Natural capital

Our people are crucial to our business and if they feel safe, healthy and happy they will perform better for our customers and our shareholders. Working to reduce the risk of harm to our people helps us comply with health and safety laws wherever we operate.

Many of our people, especially our UK engineers, work for much of the time in community settings where we have limited control over the working environment. Much of the network is carried above ground level and temporary work at height is a major risk for us – over the course of a year our people will undertake millions of climbing jobs. All of our people work in a fast-paced and highly competitive sector where change is constant and psychological pressures are significant. Managing physical and psychological hazards is therefore complex.

Potential impact

We work to make sure our people go home safely every day. Any health and safety failure could result in injury to our people or members of the public, financial penalties, and/or reputational damage.

The wellbeing of our colleagues is important if we’re to transform our business while continuing to recruit, retain and engage our workforce to deliver a great customer experience and grow the business. An adverse reaction to change could impact talent retention, resulting in a loss of critical skills and greater need for external recruitment, which would add cost to the business. Poor engagement also raises the risk of general industrial unrest and action.

What’s changed over the last year?

Changes in technology and working practices help to reduce the physical risks to our people. For example, the shift from copper to fibre in the network means our work involves less heavy manual labour, reducing the risk of musculo-skeletal disorders as a result. Conversely, people increasingly seek to attribute common health problems to past work activity with the aim of securing compensation, and the regulatory environment is getting harsher.

In parallel, a change in our workforce is increasing risks in areas such as driving. We’ve had a mature workforce with little labour turnover for many years. That cadre is reaching retirement age at the same time as demand for our products and services is increasing, and so we’re recruiting large numbers of younger people. The new intake has a different risk attitude, combined with less experience, so we need to make sure we put in additional safeguards with less reliance on expertise and individual judgement.

The pace of upgrading the network, fixed and mobile, has continued to accelerate. That increases our civil engineering workload and the hazards and risks associated with that type of work. The Grenfell Tower fire has raised awareness of fire issues – we’ve reviewed cladding across the BT estate and we’re examining a range of other aspects of fire safety.

The pace and scale of change within the business has also continued to accelerate and we’re aware this has a psychological impact on our people. The risk of epidemic disease is constant; this year our main focus has been on pneumonic plague and influenza.

How we’re mitigating the risks

We’ve got a companywide and Board-endorsed health, safety and wellbeing strategy which has been refreshed this year. The Board receives a bi-annual report which tracks key performance indicators and which forms the basis of a discussion of emerging issues. The strategy is cascaded through the chief executive to the operational businesses, each of which formulates its own plans and targets on an annual basis.

At an operational level, our managers take responsibility for making sure their teams know how to comply with health and safety standards. We monitor compliance using annual licensing, scheduled refresher training, competency assessments and accreditation processes for higher-risk groups. All our people undertake training in basic health and safety. Progress is monitored by a companywide health, safety and wellbeing forum chaired by the Group HR Director. Professional input is provided through a central centre of expertise which supplements advisers in the operational units.

This year we’ve completed a liability review and a material controls audit, both of which highlighted competency, accreditation and assurance as areas for attention. We’re undertaking a comprehensive revision of our health and safety training, with an emphasis on higher-risk activities. We make sure that training is externally accredited where possible and we’re extending the accreditation of our management systems where appropriate. We’ve adopted a three lines of defence approach and we’re enhancing our first and second lines of assurance as a result of audit recommendations. We’re procuring a new IT system which will help us better capture and share information.

We provide comprehensive support to our people to enhance their wellbeing. We provide extensive guidance on promoting good physical, psychological and emotional health. We launched this year a major programme on healthy change management. We train our managers to identify the early signs of distress and how to deal with them. This year we’ve supplemented that with a peer support scheme that uses our peoples’ experience of mental ill health to help their colleagues. We provide funded treatment services for mental health and musculo-skeletal disorders and have achieved a 95% rehabilitation rate.

59 Annual Report 2018 BT Group plc

Our principal risks and uncertainties continued

Strategic and financial risks

Competition and technology risks
Link to strategy in year	Link to business model	Trend
– Invest for growth	– Financial capital
– Intellectual capital

Our markets are characterised by intensifying competition from established players and new entrants. This competition compounds some of the external challenges that we see in the market place, notably:

–	fixed broadband and mobile connectivity nearing saturation, with most segments of the UK telecoms markets now growing below the rate of inflation

–	customers seeking fast migration from higher-margin legacy products to fully digitised, converged, secure, faultless solutions

–	efficient markets demanding clear differentiation for premium pricing, driving price deflation of basic connectivity and data

–	high exit barriers, prolonging and intensifying competition even when selected companies in the sector are struggling to generate economic returns.

Technology change is also a key characteristic of our sector. We need to be able to identify emerging technologies, assess how customers will adopt these technologies, and invest accordingly, frequently a long-time before the demand materialises. We also need to respond to changes in the use of existing technology, such as the exponential growth the sector has seen in data consumption and network capacity requirements.

Potential impact

Intensified competition can result in lower volumes and/or prices than we currently forecast. If we do not respond effectively to competition then we can lose market share, revenue and/or profit.

In addition, new technology developments can lead to accelerated obsolescence of our current products, increased investment requirements, new sources of competition and/or the deterioration of our competitive position. This in turn can result in lower volumes and prices, stranded assets and higher costs. A failure to invest optimally in technology today can have implications for our market position and ability to generate future returns.

What’s changed over the last year?

Set against a challenging economic climate, in which the outlook for the UK economy has deteriorated, our leading competitors have been very active over the last 12 months. Important developments included:

–	a move into fibre through a partnership with an existing provider

–	expansion of existing UK fibre networks

–	the launch of ‘zero-rated’ mobile data propositions.

Technological developments and changing customer preferences also continue to create risk to our business model. For example:

–	While mobile data usage continues to grow, prices per gigabyte of network traffic have continued to fall. The ongoing profitability of our mobile operations hinges on our being able to successfully monetise mobile data growth in the face of strong competition.

–	Support for a large-scale deployment of FTTP infrastructure among key stakeholders has increased. However, there is still material uncertainty as to whether a viable economic case can be found for large-scale deployment. The economic case for FTTP remains challenging given superfast broadband coverage now exceeds 90% and the majority of end users are currently only willing to pay a low premium for additional speeds.

How we’re mitigating the risks

We’ve evolved our strategy to reflect this environment, with renewed focus on:

–	delivering differentiated customer experiences

–	investing in integrated network leadership

–	transforming our operating model.

We believe this is the best way for us to stay ahead of our competitors and to generate long-term, sustainable value growth. We’re also working with stakeholders to help develop an environment that both encourages and facilitates investment in a large-scale FTTP environment.

We also keep a close eye on technology developments that could impact us achieving our strategic goals, including through our Board Technology Committee. This committee, chaired by the CEO, agrees our technology strategies, monitors emerging trends and oversees technology risk management across the group.

60 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Communications industry regulation
Link to strategy in year	Link to business model	Trend
– Deliver great customer experience	– Financial capital
– Transform our costs	– Manufactured capital

Regulation affects much of what we do.

In the UK, where Ofcom identifies competition concerns in communications markets, it can set rules requiring us to provide certain services on specified terms to our customers. Ofcom reviews markets regularly and can introduce, extend, relax or remove rules as a result of its findings. It has powers to conduct specific investigations about market behaviour, including price levels. In addition, Ofcom can set out rules for spectrum auctions and to ensure consumer protection in the sector.

Ofcom will investigate our compliance with regulatory requirements and can impose fines and restitution on us if we fail to comply.

Following the Government’s rejection of our voluntary commitment, a broadband universal service will now be delivered through a regulatory obligation. We acknowledge the impact that this will have on industry and the risks attached to a regulatory broadband USO. We will work hard with Ofcom to find a solution that works for our customers and society, and that minimises the distortions for industry.

Ofcom also has powers to regulate the terms on which we’re supplied with certain services by others – for instance, mobile call termination – and can sort out disputes between us and other communications providers about the terms on which services are supplied. Appeals of regulatory decisions also give rise to risks (and opportunities).

Outside the UK, regulation defines where and how we are able to compete through licensing rules and defining the terms on which we are able to access networks of incumbent operators.

Potential impact

Some of our revenue comes from supplying wholesale services to markets where Ofcom has found us to have significant market power. Most of this revenue relates to services where regulation requires us to cut average prices each year by a specific, real-term percentage for a three-year period.

Where other telecoms providers ask Ofcom to resolve disputes with us, there is a risk that Ofcom may set the prices at which we supply services, make us provide additional services and/or impact how we structure our business. In some circumstances, Ofcom can adjust past prices and make us pay back amounts to wholesale customers.

Regulation outside the UK can hit our revenue too. For example, overly-restrictive licensing requirements or ineffective regulation of access to other networks mean we might not be able to compete fairly. Regulation can also define and control the terms of access to necessary regulated inputs, which raises our costs.

What’s changed over the last year?

Ofcom has concluded market reviews in relation to wholesale narrowband access, wholesale local access and wholesale broadband access. They have also decided not to impose a temporary remedy requiring BT to provide a restricted form of dark fibre (at and below 1Gbit/s) in the leased lines markets, but will consider this again in their upcoming business connectivity market review. We have summarised this on page 52.

We successfully appealed Ofcom’s Business Connectivity Market Review (BCMR) statement to the Competition Appeal Tribunal which found in our favour and remitted the decision back to Ofcom. It has also started its next market review on BCMR.

In the retail market, Ofcom also expressed concerns in relation to the prices charged to voice-only customers. We’ve responded to Ofcom’s concerns by agreeing to cut those prices. We’ve also introduced an automatic compensation scheme for slow repairs, missed appointments and delayed installations. Ofcom has also revised the General Conditions and the changes will come into force in October 2018.

Alongside the standard cycle of market reviews, we’ve been working hard to deliver on the Commitments made to Ofcom in March 2017 as part of its Digital Communications Review. We’ve made significant progress in this area, and have now introduced changes to our internal processes to ensure that we comply with both the letter and spirit of the commitments.

How we’re mitigating the risks

We have a strong team of regulatory and policy specialists. Together with legal experts, compliance and operational teams they guard against potential risks and look for opportunities to positively shape the regulatory regime at the right time and in the right way. They engage regularly with regulators, government, consumer organisations and other key stakeholders to build trust and to understand their outlook. They communicate our positions in a clear, consistent and straightforward way. Their insight also helps us to forecast future regulatory outcomes. We can then build sensible assumptions into our financial plans and investment decisions.

We push for clear, predictable and proportionate regulation that enables BT to succeed by delivering what customers and society want. Whenever there are market reviews, charge controls, disputes or investigations, we submit evidence and analysis. This helps us manage the risks around decisions in any particular year.

We can judicially review regulatory decisions and appeal to the Competition Appeal Tribunal. We can also raise disputes or complain (under the relevant regulatory framework or competition law) where we have problems getting access to wholesale services or to other access networks.

We’re also working hard to deliver a great customer experience, going beyond our minimum regulatory obligations.

61 Annual Report 2018 BT Group plc

Our principal risks and uncertainties continued

Strategic and financial risks continued

Political risk
Link to strategy in year	Link to business model	Trend
– Deliver great customer experience	– Financial capital
– Invest for growth	– Human capital
– Social capital

Across our operations we are exposed to the effects of political and geopolitical risks, in particular:

–	In the UK, internet access is increasingly seen as an essential part of people’s lives. As a result, political debate continues to focus on network coverage, quality and speed of service, as well as broader issues of online safety and security. As well as providing a critical element of the UK’s national infrastructure, both fixed and wireless, we’re also engaged in supporting high-profile programmes such as BDUK and the Emergency Services Network.

–	The result of the UK referendum to leave the European Union (‘Brexit’) significantly increased political uncertainty. This continues to impact political debates around the United Kingdom, such as the possibility of a second Scottish Independence referendum and the complex situation in Northern Ireland including border matters.

–	Outside the UK, political and geopolitical risk can impact our business through changes in the regulatory and competitive landscape – an example is the US Administration’s changed approach to trade policy - but also as a direct threat to our people and assets as a result of social unrest or a breakdown in the rule of law.

Potential impact

Political uncertainty can have direct financial consequences across the economy, impacting for example foreign exchange rates, the availability and cost of capital, interest rates and also resulting in changes in the tax regime. For BT specifically, the most significant impact of political risk is its potential interaction with some of our other Principal Risks. In the UK, we’re seeing an increasing overlap between political debate and the regulatory environment, with the potential that our Communications Industry Regulation risk increases as a result.

The impacts of Brexit are still uncertain while the UK’s future trading and transition relationship with the EU is determined, albeit the agreement in principle on a number of withdrawal measures was welcome, notably the commitment to protect the rights of EU citizens living in the UK and vice versa. There is the potential for our costs to increase, for example through any changes required to our systems to reflect new taxes or customs duties or other processes. Our regulatory risk could increase if there were to be future divergence with the EU regime. Our suppliers may face disruption as a result of challenges in their own organisations and supply chains. Also, delivering a great customer experience and great network will become more challenging if it is harder for us to recruit and retain skilled talent and to source sufficient construction workforce. The UK economy may also suffer as a result of this uncertainty.

Geopolitical risk outside the UK can most clearly impact our Communications Industry Regulation risk, but also our Security and Resilience risks where it poses a threat to the continuity of our operations.

What’s changed over the last year?

This has been a complex year, given the 2017 General Election, EU Withdrawal Bill, Brexit negotiations and other policy measures. A second Scottish Independence Referendum became less imminent as the SNP has a significantly reduced number of Scottish seats (albeit a majority still). In December 2017, the Government reached agreement in principle with the EU on divorce measures around people, money and Irish border principles; negotiations early in 2018 focused on finalising withdrawal issues and also moved on to transition and trading arrangements. What trading relationship the UK/EU will end up with and by when is unclear.

In the UK, the conclusion of Ofcom’s Digital Communications Review (DCR) has resolved some of the uncertainties that affected BT 12 months ago. The agreement we reached with Ofcom at the conclusion of the review has led to the creation of a new, independent board for Openreach, which is working well. Openreach is doing its own independent work to plan its fibre rollout, in open consultation with the rest of the industry. The Government has now established a Future Telecoms Infrastructure Review, which we hope can provide additional certainty for companies and investors about how the policy and regulatory framework can promote long-term decision-making and, as a consequence, underpin future 5G and fibre deployment.

How we’re mitigating the risks

We maintain strong engagement with the UK Government, key departments, MPs, peers, the media and with business and consumer bodies. We also engage closely with governments and politicians in Brussels and in our key markets around the world. We seek to inform public debate around telecommunications through fact-based evidence concerning the market and our role within it.

As explained in the case study on page 63, we’ve progressed the programme across the business to help us understand and manage the risks associated with Brexit. This also considered other potential impacts such as those associated with a second Scottish Independence referendum, and the border questions on the island of Ireland, and is led by a steering group chaired by the group CFO. We’ve also offered our views to Government, Parliament and business groups on related policy areas, such as R&D, data flows, trade and people/skills matters.

Outside the UK, our Public Affairs and regulatory teams work to help support governments and regulators in ensuring that markets work in an open and fairly regulated way for the benefit of customers and competition. Geopolitical risks are closely monitored, with our security and business continuity teams particularly focused on protecting our people and our assets.

62 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

63 Annual Report 2018 BT Group plc

Our principal risks and uncertainties continued

Strategic and financial risks continued

Pensions
Link to strategy in year	Link to business model	Trend
– Transform our costs	– Financial capital
– Human capital
– Social capital

We have a large funding obligation to our defined benefit (DB) pension schemes. The largest of these, the BT Pension Scheme (BTPS or Scheme), represents over 97% of our pension obligations. The BTPS faces similar risks to other UK DB schemes: things like future low investment returns, high inflation, longer life expectancy and regulatory changes may all mean the BTPS becomes more of a financial burden.

Potential impact

The next valuation of the BTPS is scheduled to take place as at 30 June 2020 and an increase in the pension deficit may have an impact on the level of deficit payments we are required to make into the Scheme. Indirectly it may also have an adverse impact on our share price and credit rating.

Any deterioration in our credit rating would increase our cost of borrowing and may limit the availability or flexibility of future funding for the group, thereby affecting our ability to invest, pay dividends or repay debt as it matures.

What’s changed over the last year?

The actuarial valuation of the Scheme as at 30 June 2017 was announced in May 2018. This provides certainty over the level of cash contributions required until the next triennial valuation is concluded, taking place no later than as at 30 June 2020.

As part of the actuarial valuation, we discussed the Scheme’s approach to investing assets with the Trustee. The resulting changes should help protect the BTPS from volatile investment returns and high inflation by investing in a way which provides greater certainty over the Scheme’s ability to meet benefit payments over the longer term.

When a valuation is calculated, the funding position is affected by the financial market conditions at the valuation date. When determining expected future returns on the Scheme assets,

different factors are taken into account, including yields (or returns) on government bonds. If assets returns are lower than expected over the period to the next valuation, or a lower future investment return assumption is adopted at the 30 June 2020 valuation, the deficit would likely increase, potentially leading to a higher level of future deficit payments.

In March 2018, we announced the closure of Sections B and C of the BTPS to future benefit accrual (which represents more than 99% of the BTPS active membership), having reached agreement with the relevant Unions. Although we will establish a new hybrid pension arrangement for non-management employees in the BTPS at closure, the changes reduce the financial risks associated with providing future defined benefit pension accrual. We currently expect to close Sections B and C of the BTPS from 30 June 2018 when employees will join the BT Retirement Savings Scheme, our main defined contribution arrangement, for future pension accrual.

How we’re mitigating the risks

The investment performance and liability experience are regularly reviewed by both us and the Trustee of the BTPS. We also consider the associated risks and possible mitigations. The investment strategy aims to partly mitigate the impact of increases in the liabilities, for example by investing in assets that will increase in value if future inflation expectations rise. The assets held are also well diversified, softening the impact of sharp drops in the value of individual asset classes. This helps maintain a reasonable balance of risk and return.

Our financial strength and cash generation provide a level of protection against the impact of changes in the funding position of the BTPS. The funding liabilities also include a buffer against future negative experience, as legislation requires that we calculate liabilities on a prudent basis.

64 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Financial risk
Link to strategy in year	Link to business model	Trend
– Transform our costs – Invest for growth	– Financial capital – Social capital

In common with other major international businesses, we’re exposed to a variety of financial risks. These include treasury risks, which arise principally from market risk (including interest rate risk and foreign exchange risk), credit risk, and liquidity risk. They also include tax risk, principally that we need to understand fully the current and future tax consequences of business decisions to comply with tax rules and avoid financial and reputational damage.

Potential impact

If there is an adverse movement in foreign exchange and interest rates there could be a negative impact on the group’s profitability, cash flow, and balance sheet. Sensitivity in the income statement and shareholders’ equity arising from interest rate and foreign exchange volatility is shown in note 27 to the consolidated financial statements.

The failure of Treasury counterparties to honour financial obligations could have an adverse impact on the group’s liquidity (for example from the loss of cash deposits) and profitability (for example from increased finance expenses). A deterioration in liquidity could have an adverse impact on the Board’s assessment of going concern, particularly if combined with an inability to refinance maturing debt.

If we fail to comply with tax rules then we could face financial penalties and reputational damage. Beyond compliance, if we don’t adequately reflect the current and future tax consequences in our business decisions, we might make bad decisions resulting in financial loss and potentially financial misstatements, as well as reputational damage.

What’s changed over the last year?

We continue to face the same treasury risks as in financial year 2016/17.

From a taxation perspective, our business continues to evolve rapidly, creating different tax consequences, for example the bringing together of EE and the BT Consumer customer-facing units, the Openreach industry consultation on large-scale FTTP, and a review of our pension provision. During the year, new UK legislation was introduced, which restricts deductions for interest expense and which reduced the ability to offset profits with prior year losses. Accounting changes can also have tax consequences, for example, forthcoming changes to accounting for revenue from contracts with customers and accounting for leases. Global tax rules also continue to evolve, for example the OECD’s Base Erosion and Profit Shifting project, US tax reform, the European Commission’s challenge to tax practices under state aid provisions, and EC and UK proposals for the introduction of an interim digital services tax. All these change the current and future tax consequences of business decisions.

How we’re mitigating the risks

We have a centralised treasury function whose primary role is to manage liquidity and funding requirements as well as our exposure to associated financial and market risks, including credit risk, interest rate risk and foreign exchange risk, in line with Board-approved policies. These risk management policies are described in detail in note 27 to the consolidated financial statements. The Board reviews liquidity and funding requirements of the group on an ongoing basis.

A strong governance framework is also at the heart of our mitigation approach to tax risk. We’ve a framework for managing taxes that is set centrally and agreed by the Board. We employ suitably qualified professionals to manage and assure the operation of this framework. We seek to pay tax in accordance with the laws of the countries where we do business. However, in some areas these laws are unclear, and it can take many years to agree an outcome with a tax authority or through litigation. Nevertheless, we always seek open and constructive working relationships with tax authorities worldwide, engaging reputable independent advice where required.

65 Annual Report 2018 BT Group plc

Our principal risks and uncertainties continued

Operational risks

Security and resilience
Link to strategy in year	Link to business model	Trend
– Deliver great customer experience	– Financial capital
– Intellectual capital
– Manufactured capital

Our commercial success is firmly rooted in our reputation for the security and resilience of our services. So we strive to maintain the highest standards of protection and incident management in order to confront the natural perils, network and system faults, and malicious acts that threaten our operations.

By monitoring cyber attacks on our networks and systems and our peers and customers, we see that hacking tools, phishing scams and disruptive malware are becoming more sophisticated and yet more accessible to attackers. In response, we continue to develop our cyber defence capability and invest more in automatic detection and prevention systems. We recognise that services can also be interrupted by events such as supply chain failure, software changes, equipment faults, fire, flood, infrastructure outages and sabotage.

Potential impact

The consequences of security and resilience risks can include major financial loss, long-term damage to reputation and loss of market share. Regulatory sanctions, fines and contract penalties might be applied, contracts might be terminated, and costly concessions might be needed, together with unplanned and rapid improvements to retain business and rebuild trust. We might also miss opportunities to grow revenue and launch new services ahead of the competition.

What’s changed over the last year?

Cyber attackers are learning how to defeat conventional defences such as Anti-Virus (AV), proxy servers, and basic authentication. They are changing malware signatures faster than AV vendors can deliver matching identity files, launching Denial of Service (DoS) attacks that are disguised as legitimate traffic at the application level, and using increasingly convincing phishing emails to trick users into giving access to restricted systems. The growth in ransomware attacks has made headline news and caused significant disruption to some of our corporate customers, but we have so far managed to avoid such consequences. Our incident management teams are gaining experience from these events and applying lessons learned to improve our responses. We’re also helping customers by sharing this expertise.

We’ve increased the use of Artificial Intelligence (AI) in our cybersecurity operations to process the vast amount of data available. We use our own Saturn system to visually filter the information and help our analysts perform investigations. We’re trialling further AI innovations that will detect network anomalies in large volumes of data, and learn patterns of how malware propagates.

Looking at other drivers of service interruption, 2017/18 has been relatively benign for the UK in terms of extreme weather events. However, accepting that the risk is increasing, we’ve continued to enhance our overall flood/storm preparedness. We’ve also been working with the Government and other utilities in planning for a ‘Black Start’ (major shutdown of the national power transmission system) scenario.

How we’re mitigating the risks

We’re making risk improvements involving people, processes and technology - prioritising the work according to our assessments of security and resilience exposure. The proportion of our network and systems that is monitored and logged continuously is rising steadily, and the security awareness of our employees is being enhanced by advanced training modules and mock phishing exercises.

Segmentation of our IT estate at the data centre level is now complete, and we’re turning our attention to micro-segmentation at the applications level as we provision new cloud-based systems. The results of ‘Red Team’ exercises by our ethical hackers are driving improvements across BT, particularly where access controls are found to need upgrading. We’ve also been tightening our control of sensitive personal data in preparation for the EU GDPR. This has prompted significant improvements in our IT inventory, which in turn makes it easier to manage major cyber incidents.

Mobile, geographically dispersed, emergency response capabilities are now operating at full designed capability. We’ve built on our site-specific flood defence plans, and completed specialist flood surveys of our most critical at risk assets, with a view during 2018/19 to deploying permanent flood defences as appropriate.

Members of our Emergency Response Team were deployed to the Caribbean to utilise their skills in providing emergency communications in response to hurricanes Irma and Maria. They were also able to use our improved approach to supporting community isolation situations in assisting the emergency services following the Grenfell Tower tragedy.

66 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Employee engagement
Link to strategy in year	Link to business model	Trend

– Deliver great customer experience	– Human capital

Our people are central to everything we do and a vital part of our ambition to deliver a great customer experience and sustainable, profitable revenue growth. Our people strategy supports this ambition by creating an inclusive and enjoyable workplace so that our people can thrive as part of a dynamic business. Great employee engagement is necessary to ensure we meet our strategic aims.

Potential impact

We need to transform our business while also continuing to recruit, retain and engage our workforce to deliver a great customer experience and grow the business. An adverse reaction to change could impact talent retention resulting in a loss of critical skills and greater need for external recruitment, which would add cost to the business. Poor engagement also raises the risk of general industrial unrest and action.

What’s changed over the last year?

We limited pensionable pay increases for some members of the BT pension scheme and subsequently initiated a review of our UK pension arrangements. Following the review, we decided to close the BTPS to ensure that our pension arrangements are fair, flexible and affordable for both employees and BT, which included enhancements to our defined contribution pension scheme.

We continue to work through the people implications of making Openreach a separate legal entity in response to the outcome of the Digital Communications Review. We also announced the creation of a new Consumer team that brings together the BT Consumer and EE businesses.

How we’re mitigating the risks

We’ve undertaken extensive consultation with unions, works councils and employee representatives as part of a comprehensive global engagement strategy designed to engender positive employee relations. We help employees understand the reasons for change and the impact it may have on them, while also working to protect service to customers.

The review of pension arrangements includes a proposal to enhance our defined contribution pension scheme to help provide an adequate income in retirement for all of our employees. We’ve continued to streamline our management structure to move decision making closer to the frontline customer teams and speed up the decision-making process to deliver better customer outcomes. We’ve also simplified our performance appraisal process, reducing the frequency of assessment and the number of performance categories to free up time for line managers to talk with their people and focus on developing their capabilities.

Change management
Link to strategy in year	Link to business model	Trend
– Deliver great customer experience	– Human capital
– Transform our costs
– Invest for growth

We are implementing a wide-ranging change programme across the entire organisation known as One BT. We need to continue to deliver differentiated customer experiences, whilst being able to have the financial capacity to invest in integrated network leadership. At the same time, we want BT to be a simple and agile business where our people can thrive.

In transforming our operating model, we need to manage this change carefully to ensure it delivers the desired outcomes. We recognise that such extensive change can also be a distraction and can cause uncertainty amongst our colleagues, so it’s important that we keep focused on delivering for our customers.

Potential impact

If we do not manage our change programmes carefully then they will not deliver the business outcomes that we are trying to achieve. That could result in poorer customer experiences, negative impacts on employee engagement, or potential overspend on the projects themselves, and at the end of the programmes we may not have achieved the efficient processes needed to deliver a great customer experience, the desired cost savings, or differentiated products and services we were trying to launch.

As we describe elsewhere in the Annual Report, we’ve been working hard on improving our customers’ experiences, and have seen significant improvements over the last year. If our transformation programmes do not deliver their intended customer benefits, or divert colleagues’ attention away from serving our customers, then we may suffer a reduction in the quality of the service we provide, and as a result incur customer churn and even financial penalties in some cases.

What’s changed over the last year?

Over the past year, our key changes have included:

–	the launch of a pan-BT transformation programme, One BT, which is designed to help our businesses deliver to their full potential

–	bringing together BT Consumer, EE and Plusnet into a new Consumer business

–	ongoing work to deliver a new Digital Global Services

–	announcing the integration of our Wholesale and Ventures and Business and Public Sector businesses into a new Enterprise business

–	announcing our plans to introduce a new People Framework, which will include a particular focus on our middle and senior- management grades

–	as we describe elsewhere in the Annual Report, we’ve also been making changes to our Openreach business to implement Ofcom’s Digital Communications Review.

67 Annual Report 2018 BT Group plc

Our principal risks and uncertainties continued

Operational risks continued

How we’re mitigating the risks

We apply a formal structure and governance to our key change programmes – for example, One BT has a full-time Programme Office and a Transformation Committee. Change programmes are also supported by our Customer and Enterprise Transformation team. By bringing together several transformation teams into one, we are able to ensure that our internal change programmes are coordinated and remain focused on delivering for our customers. The Customer and Enterprise Transformation team tracks programme delivery against targets for the Transformation Committee, Executive Committee and Board. The Transformation Committee meets weekly to make key decisions and to set the pace of change.

We recognise the importance of having the skills, capabilities, methods and tools to define and deliver change in the right way. So we’ve developed a new change approach, and have put in place an expert team that is building capability and providing direct support to HR, communications, change teams and our leaders in the business.

We’ve also maintained a close focus on our people and our culture, launching a number of specific and focused leadership capability development programmes to help our leaders manage their people through a period of extensive change whilst also delivering the best possible customer experiences.

Organisational change can cause uncertainty amongst colleagues, and we communicate closely with our unions and works councils in designing, announcing and implementing changes. Our engagement strategy allows us to monitor employee engagement on a regular basis, informing any interventions that we feel necessary.

Supply chain
Link to strategy in year	Link to business model	Trend
– Deliver great customer experience	– Financial capital
– Transform our costs	– Social capital
– Human capital
– Natural capital

We operate in a global supply market. Our supply chains range from simple to very complex. It’s critical to our operations that we can guarantee their integrity and continuity.

Global markets expose us to global risks, including different standards in labour, environmental and climate change practices, increasing regulation and geopolitical events. We weigh up the impact and likelihood of external market forces on our suppliers’ ability to support us.

Globalisation means better sourcing opportunities, but brings challenges if suppliers become more geographically and culturally remote from our customers – or if governments put barriers in the way of doing business to protect national or regional economic interests.

Our dealings with suppliers follow our trading and ethical policies. From the way we choose them, to the contracts we sign and how we pay them. For more detail, see page 49.

Potential impact

If something goes wrong in our supply chain, the speed and scale of impact can vary. We need to determine the potential damage to customer experience, the likelihood of higher costs and the potential damage to our brand. If substituting a failing supplier meant that we had to disrupt our business, it could cost us a lot of time and money. If we couldn’t find an alternative supplier, it might compromise the commitments we make to our customers, which could in turn lead to breach of contract, lost revenue or penalties.

If any link in our supply chain falls foul of the law, or fails to meet our ethical expectations, that could damage our reputation – possibly leading to legal action and lost revenue.

If we don’t meet the expectations of regulators that govern us and the data we manage, it could result in significant penalties. In the case of EU General Data Protection Regulation 2018, this could amount to 4% of our global annual turnover.

What’s changed over the last year?

We dedicate time to assessing emerging geopolitical threats and the impact they could have on our supply chain. These include the impacts of the UK leaving the EU in March 2019; the threat of modern slavery and human trafficking; and the growing threat of cyber attacks on our systems and networks.

We continue to monitor the trend for mergers and acquisitions in some of the global markets we do business in. It highlights the risk of us becoming too dependent on single or monopolistic suppliers. We also try to make sure that suppliers do not become too dependent on us. Both scenarios are unhealthy for our business.

This year one of our more significant suppliers, Carillion, went into liquidation. However, by implementing our risk and governance arrangements we were able to manage and reduce the disruption to our business.

How we’re mitigating the risks

We have a few really critical suppliers. We keep a close watch on our relationships, their performance and their ability to meet their obligations. We tell the business when to prepare for the risk of a supplier failing, and our senior leaders continually review how ready we are for such events.

We make sure we exercise the right amount of due diligence when it comes to introducing new suppliers and continuing to do business with existing ones. That includes checks on company finances, business systems, accreditations, media reputation and ethical practices. The standards we apply to our suppliers are available on selling2bt.bt.com

We manage our top suppliers according to the contracts they’ve signed. We work with them to find better ways of working, reducing our exposure to risks around poor supplier practices in the process.

We’re also continually looking to improve our response to disruptive events.

68 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Major contracts
Link to strategy in year	Link to business model	`Trend
– Deliver great customer experience – Transform our costs – Invest for growth	– Financial capital

We have a number of complex and high-value national and multinational customer contracts. The revenue and profitability of these contracts are affected by things like: variation in cost; achieving cost savings anticipated in contract pricing (both in terms of scale and time); delays in achieving agreed milestones owing to factors either in or out of our control; changes in customers’ needs, their budgets, strategies or businesses; and our suppliers’ performance. Any of these factors could make a contract less profitable or even loss-making.

The degree of risk varies with the scope and life of the contract and is typically higher in the early stages. Some customer contracts need investment in the early stages, which we then expect to recover over the life of the contract.

Major contracts often involve implementing new systems and communications networks, transforming legacy networks, managing customer networks and developing new technologies. Delays or missed milestones might have an impact on us recovering these upfront costs. There’s a substantial performance risk throughout the term of some of these highly-complex contracts.

Potential impact

If we don’t manage to meet our commitments under these contracts – or if customers’ needs, budgets, strategies or businesses change – then our expected future revenue, profitability and cash generation may go down. Unexpectedly high costs associated with fulfilling particular transformational contracts could also hit profitability. Earnings may drop. Contracts may even become loss-making through loss of revenue, changes to customers’ businesses (due to, for example, mergers or acquisitions), business failure or contract termination.

One of our highest profile contracts is providing a key element of the UK Emergency Services Network (ESN) on our EE mobile network. The complexities described above all apply to this programme. This service is delivered with several partners and managed by the Home Office. The Home Office has delayed the launch date and further delays will impact the expected income. Furthermore, the criticality of this service increases our risk exposure once it’s live, and given the network provides emergency services communications for the UK, performance in life of the network could have reputational consequences for BT.

We’re continuing to deliver contracts with local authorities through regional fibre deployment programmes, including the Broadband Delivery UK programme (BDUK). As with our other major contracts, if we fail to deliver these contracts successfully it might lead to reduced future revenue, profitability and cash generation. As well as carrying a higher reputational risk, these contracts present specific risks around deployment, delivery and our ability to recover public funding. We also have an obligation to potentially either reinvest or repay grant funding depending on lots of different factors – including how many customers take up a new service.

What’s changed over the last year?

We have extended our ‘Gold Standard’ quality programme to our Contract Accounting and financial management activities. Our major contracts are assessed against strict ‘gold standard’ criteria and those contract teams below the benchmark will be developed/ coached for improvement in order to attain the standard.

Tough market conditions continue and the impact of the UK voting to leave the EU has meant some customer programmes have been delayed, which has had an impact on the business. Customers are asking for more flexibility in their contracts.

The majority of our first phase of BDUK contracts have now completed their deployment commitments. We’re now nearing the contractual end dates of the second phase of contracts (SEP). In addition, we have further extended numerous existing contracts and begun deployment of the third phase of contracts. While these later phase contracts are smaller in scale and coverage, the deployment challenges are significantly greater in terms of the geography encountered as we reach further into the final 5% of households.

While our broadband contracts and ESN carry a different risk profile to other major corporate contracts, we apply our governance and reporting processes to make sure we identify risks and mitigation activities and report them to management.

How we’re mitigating the risks

At both group and corporate unit level we have governance, risk management and reporting processes in place. Independent audits and the checks and balances in individual contracts provide assurance through an independent review programme. To track progress, we monitor how we’re doing on these risks and mitigation actions, and report the result to senior management. A separate, dedicated team provides assurance for our BDUK and ESN projects.

The BT Academy supports skills development and learning initiatives. These help our Contract Management Profession to better identify and manage risk. We also update new training collateral whenever we learn something new. In 2017/18 we introduced a Gold Standard sustainability measure to ensure our contracts continue to operate at the highest possible standard.

We continue to invest in risk training, and assess the management of our contracts against a best practice framework we’ve developed based on our knowledge of running and managing major programmes. We’re also investing and growing our contract management expertise through the provision of accredited contract management training.

69 Annual Report 2018 BT Group plc

Our principal risks and uncertainties continued

70 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Our viability statement

Assessment of prospects

An understanding of the group’s strategy and business model is central to assessing its prospects, and details can be found on pages 20 to 34.

Our business model provides resilience that is relevant to any consideration of our prospects and viability. In the UK, we benefit from diversification across a number of markets and products, which increased through the launch of BT Sport and the acquisition of EE. We also have a broad spread of customers and suppliers across different geographic areas and market sectors, serving the needs of customers in 180 countries worldwide.

Our strategy of delivering differentiated customer experiences, investing in integrated network leadership and transforming our operating model is designed to support long-term and sustainable cash flow growth.

We assess our prospects on a regular basis through our financial planning process. Our Medium Term Plan forecasts the group’s profitability, cash flows and funding requirements, and is reviewed by the Board during the year. The Medium Term Plan is built from the bottom-up forecasts of each of our customer-facing units, supplemented by items managed at a group level and assumptions such as macro-economic activity and exchange rates. The performance of the group and our customer-facing units against these forecasts is monitored monthly and this is supplemented each quarter through a series of Quarterly Business Reviews performed by the Executive Committee.

Beyond our Medium Term Planning horizon, the group also makes investments that have business cases covering a longer time period, such as our network investments. Significant capital expenditure investment cases are reviewed by the BT Investment Board and, where appropriate, the Executive Committee and the Board, after taking into account longer-term risks and opportunities such as the economy, technology and regulation.

Finally, our business and financial planning also takes into account our longer-term obligations, including the funding of our defined benefit pension schemes.

Viability Statement

In accordance with provision C2.2 of the 2016 UK Corporate Governance Code, the Directors have assessed the prospects and viability of the group.

Although the Directors have no reason to believe that the group will not be viable over a longer period, the Board has chosen to conduct this review for a period of three years to 31 March 2021. The Board believes this is an appropriate timeframe as it aligns with the primary focus of our business planning and the underpinning time cycles of a number of our principal risks: for example the pension scheme funding valuation and Ofcom’s market review cycle.

In support of this statement we’ve stress tested our forecast cash flows by assessing, through a probabilistic analysis, the range of potential combined impacts our most significant risks could have on these forecasts. This assessment was informed by our judgements as to the potential financial impact of these risks if they materialise, together with their likelihood of occurrence.

Our stress testing confirmed that existing projected cash flows and cash management activities provide us with a buffer against the impact of our most likely risks. In the most extreme scenarios we tested, where all of our principal risks are assumed to materialise over the three-year period, we have considered the further actions we could take to mitigate the negative cash flow impact and ensure additional liquidity. These actions could include, for example, sale of assets, limiting or delaying discretionary capital expenditure and marketing activities, restricting share buyback programmes and reducing or ceasing dividend payments.

In our viability assessment we’ve adopted a number of assumptions designed to stress test our resilience. For example, in making our assessments of the impact and likelihood of our risks, we’ve only taken into account the control activities that we have in place today. We’ve not factored in any of the extensive future mitigation activity that we’re undertaking to address these risks, thereby assuming such activity proves ineffective. While we do not expect this to happen, we’ve adopted these pessimistic assumptions to add greater stress to our viability testing.

We’ve also assumed that, should the need arise, we would have both the ability to renew existing debt facilities which mature over the three-year period and be able to raise new debt.

Based on the results of this analysis, the Directors have a reasonable expectation that the group will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment.

71 Annual Report 2018 BT Group plc

Our customer-facing units
BT Consumer

We're the biggest UK provider of consumer fixed-line voice and broadband services. We're also the second-largest pay-TV sports broadcaster in the UK, a leading innovator in broadcasting technology and one of the UK's fastest growing mobile operators.

Markets and customers
There are 26m fixed broadband connections in the UK

36%
BT's share of the UK broadband market

Products and services
We sell broadband, fixed-line voice, TV and mobile

9.3m
Broadband customers

Strategic performance
We've made big investments in customer care and simplifying our organisation

60%
Quicker to speak to a contact centre agent

Operating performance
We continue to increase the share of our base on fibre broadband

61%
Share of BT's broadband customers with fibre broadband

Financial performance
Revenue grew 3% (2016/17: up 7%)

£5bn
Revenue 2018

£1.0bn
EBITDA 2018

£807m
Operating profit 2018

72 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

BT Consumer and Plusnet (our value brand) connect customers to information, entertainment, friends and family, at home and on the move.

We buy access to fixed-line and broadband infrastructure from Openreach, and we use EE’s mobile network to provide mobile phone services.

BT Consumer and Plusnet both provide home phone, broadband, TV and mobile services. EE do too (page 82).

BT Consumer brands

BT Consumer sells products and services from BT and Plusnet. Subscriber numbers and market share data for home phone, retail broadband and pay-TV are reported at group level and can be found later in this section. Figures for mobile (also reported at group level) are in the EE section on page 80.

We sell a wide range of devices – including phones, wi-fi extenders and baby monitors via high street retailers and our website.

Sustainability is important to us; we work closely with suppliers to make our products and business as sustainable as possible, from the first link in the supply chain through to our customers.

We also sell services to commercial premises like pubs and hotels, so they can get BT Sport or BT Wi-fi.

We employ around 9,000 full-time equivalent people. Roughly 6,500 of these directly help customers in our contact centres.

Markets and customers

Our broadband (copper and fibre) products are available to more than 99% of UK premises; our home phone and mobile services are available to all. Anyone with fast enough BT broadband can get BT TV.

Wholesale: Fixed network services

The UK consumer communications market is highly competitive. In December 2017, Ofcom found that UK prices for communications and TV services compared well to international benchmarks. In 2017 the UK ranked third overall among six comparator countries (France, Germany, Italy, Spain, UK and the US) and second for prices for triple-play bundles.

Within the UK market, our three consumer brands mean we’re well placed to compete with the likes of Sky, Virgin Media, Talk Talk and Vodafone.

BT retail market share

[a]	Home phone includes BT Consumer and EE analogue and ISDN channels (WLR), including customers in Northern Ireland and Plusnet.
[b]	Retail broadband – BT Consumer (including Plusnet and Northern Ireland), EE, B&Ps, and broadband lines sold by Global Services.
[c]	TV refers to the total number of customers either with a BT TV, YouView or EE TV box registered and enabled to receive video on demand including YouView from Plusnet.

Home phone

According to Ofcom, the number of home phone lines in the UK was 26.7m in December 2017.

But people are increasingly using mobiles, voice over IP or instant messaging services instead of landlines. The number of minutes of home phone calls made in 2017 fell by 19% year on year to 35bn.

Broadband

There were 26m fixed broadband (home and SME) connections in December 2017, an increase of 2.1% from the previous year. Superfast speeds are available to 95% of the UK.

TV and content

There are roughly 18m pay-TV subscriptions in the UK. Subscription video on demand (SVoD) content providers like Netflix and Amazon Prime are becoming increasingly popular. They usually complement traditional pay-TV rather than replace it – Ofcom found that 74% of SVoD users had pay-TV too.

Mobile

We describe the UK mobile market, including BT’s overall position, in the EE section of this report which starts on page 80.

73 Annual Report 2018 BT Group plc

Our customer-facing units continued

BT Consumer continued

Products and services

One size rarely fits all. That’s why we sell home phone, broadband, TV and mobile to our customers in a variety of packages.

Home phone

Our range of home phone products and calling plans lets our customers pick the right service for them. We offer unlimited calls, and add-ons like discounted international calls or calls to mobiles.

Here are a few examples of BT Consumer home phone services:

–	BT Basic – discounted line rental and inclusive calls to people on certain state benefits. We’re the only company to offer this service in the UK.

–	BT Call Protect – a free service for customers which diverts nuisance calls to a junk voicemail box. We’ve now diverted more than 90m nuisance calls.

–	Discounts for standalone voice customers – this year we agreed with Ofcom to cut the price of line rental for BT home-phone-only customers who don’t have broadband with BT or anyone else. From 1 April 2018 this line rental is £11.99 a month.

Plusnet and EE also offer a home phone service with a variety of different calling plans.

Broadband

We offer ADSL broadband, delivered over copper lines. Our BT Infinity superfast broadband uses fibre to deliver higher speeds and a more reliable service.

Two examples of our broadband services are BT Broadband Unlimited (speeds up to 17Mbps) and BT Unlimited Infinity 2 (speeds up to 76Mbps). In January 2018 we launched two new Ultrafast Fibre packages with speeds of up to 152Mbps and up to 314Mbps. Both come with a speed guarantee of 100Mbps, backed by £20 compensation.

To supercharge their home wi-fi, customers can buy Whole Home Wi-Fi. It uses an intelligent network of three wi-fi repeaters to extend connectivity to every corner of the home – automatically switching to the fastest, strongest and most reliable signal. We launched on the high street in December 2016 and by the second half of 2017/18, sales reached nearly 50% of the market by value, outperforming brands like Google and Netgear.

Our broadband packages also include:

–	BT Wi-fi – free, unlimited wi-fi access at around 5.9m UK hotspots

–	BT Cloud – secure online and on-the-go access to data and photos

–	BT Web Protect – security tools to help keep customers and their families safe online.

We offer special support to vulnerable customers and work with industry groups like Internet Matters to promote internet safety. Plusnet broadband is sold three ways with three different download speeds – unlimited with up to 17Mbps; fibre unlimited with up to 38Mbps; and unlimited fibre extra with up to 76Mbps.

EE broadband offers three similar products.

BT TV is available exclusively to our broadband customers. They can watch via a choice of three YouView set-top boxes (non-recording, recording and 4K UHD).

TV content includes programmes for the whole family from all the big Hollywood Studios; AMC (a BT UK exclusive), Sky, BT Sport and Netflix. We aim to offer a selection of the best pay content at attractive prices.

74 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

BT TV comes in three different packages

Starter + BT Sport

Up to 80 Freeview channels, BT Sport channels, AMC and BoxNation – plus BT Store for renting or buying movies and shows. Includes a non-recording set-top box and access to apps like BBC iPlayer, All 4, ITV Hub and My5.

Entertainment

Includes up to 99 channels, as well as a set-top box which can record up to 300 hours of programmes, pause and rewind live TV, and access seven days’ worth of catch-up TV. Includes BT TV app access.

Max

More than 140 channels, including 21 in HD. Also includes extra recording space on the set-top box, BT Kids TV and BT Sport in 4K Ultra HD.

This year we launched an award-winning TV user interface to make it even easier for customers to find their favourite programmes. There’s also a companion BT TV app so they can watch shows when they’re out and about.

Plusnet TV is available to Plusnet’s fibre customers. It includes over 70 Freeview channels, plus BT Sport and popular pay-TV channels.

EE TV provides more than 70 Freeview channels, as well as pay-TV channels and access to a number of apps.

BT Sport

The BT Sport channels are available on BT TV, the BT Sport App (to BT, Plusnet and EE customers), Sky and TalkTalk. Virgin Media TV customers can also access BT Sport. There’s a discount on BT Sport for current BT broadband customers, and an even bigger discount if they take BT TV too.

BT Sport 4K UHD was the UK’s first Ultra HD TV channel. It has four times the detail of HD and is available exclusively to BT TV Max customers with BT Infinity broadband.

BT Sport is the exclusive live broadcaster of the UEFA Champions League and UEFA Europa League in the UK. And it has the rights secured until the end of the 2020/21 season.

In January we won Premier League rights for a further three years until the end of 2021/22. We also broadcast FA Cup, FA Women’s Super League and Scottish Premiership games. As well as football, BT Sport covers sports like Aviva Premiership Rugby, MotoGP, WTA tennis, Cricket Australia, UFC and boxing. This year, we broadcast over 13,000 hours of live sport.

Innovation is intrinsic to our strategy at BT Sport. Our coverage of the 2017 UEFA Champions League final was the UK’s first-ever live 4K broadcast on YouTube.

We also achieved a world first by covering the live match using High Dynamic Range (HDR) technology in ultra-high definition with Dolby ‘Atmos’ sound.

And on YouTube and the BT Sport app we screened the match in 360-degree virtual reality (VR) for the first time. Within the app viewers could choose between a 360-degree produced programme or pick their own camera viewpoint.

In January we added HD streams to the BT Sport app for all our sport customers too. Both the app and Ultra HD channel have won awards for innovation.

BT Mobile

BT Mobile is available SIM-only or with a service plan and choice of market-leading phones. Our broadband customers get a £5 a month discount on mobile service plans. There’s also BT Family SIM which lets customers buy two or more SIM cards at a discount.

We launched Wi-Fi Calling in March 2018 so customers can text or call over wi-fi when they can’t get a mobile signal (one of their biggest bugbears).

Plusnet offers SIM-only mobile plans at different prices. Plusnet broadband customers get ‘mates’ rates’ packages with extra mobile data.

Performance in the year – strategic

Customer experience is still our top priority

Delivering great customer experience

This year we’ve continued to make important investments in customer care. We are seeing progress.

Customer care is getting better. The Institute of Customer Service ranked BT within the top 15 most improved organisations this year.

This is because of the money we’re spending on improving our systems. They are now being used by 6,000 advisers and are improving the number of faults we fix and speeding up the time it takes to do it.

75 Annual Report 2018 BT Group plc

Our customer-facing units continued

BT Consumer continued

Customers’ opinion that BT is easy to deal with was four points higher in Q4 2017/18 than it was a year earlier. Right First Time improved by 1.1%, driven by a 7% reduction in Propensity to Contact.

Simpler organisation

We’ve reorganised our teams around the different moments in customers’ relationships with us – ‘joining’, ‘early life’ and ‘in-life support’.

Thousands of agents now follow this new operating model. It’s widening and deepening their knowledge and letting them own and solve issues. For more complex stuff, we’ve introduced bespoke, dedicated support which is helping thousands of customers a week. This has been key to cutting Ofcom broadband complaints by 18%.

New diagnostics help detect and resolve faults

We’ve introduced pre-emptive broadband diagnostics. This now means we can often detect and fix faults automatically – before a customer finds there’s a problem and gets in touch.

Getting to customers quicker

Through extra investment in people and systems, we’ve cut the average wait to speak to us on the phone from 103 seconds in Q4 2016/17 to 41 seconds in Q4 2017/18.

Following our customers onto digital

The number of customers using online chat has grown. It now accounts for around a quarter of interactions.

Investing for growth

This year we kept our focus on sustainable long-term growth, making several investments for the future. The table below summarises our progress on the priorities we set out last year.

Review of last year’s priorities

What we said	What we did
Keeping the household connected

Move current customers from copper to fibre broadband and grow our base through acquiring new customers.	61% of our broadband customer base is now on fibre compared with 53% last year. Our fibre customer base has grown by nearly 800,000 to 5.7m.

Launch ultrafast broadband.	We launched two new Ultrafast Fibre packages with speeds of up to 152Mbps and 314Mbps.

Keep promoting BT Mobile to give existing customers more for their money.	We’ve significantly grown our mobile base. We launched wi-fi calling in March 2018.

What we said	What we did
Enhance sport and content

Provide exclusive sport giving potential customers a brilliant reason to choose BT.	We added UK and Irish international hockey and broadcast our first live boxing match with two World Championship fights.

We broadcast the UEFA Champions League Final in 4K UHD and with 360 degree VR experience.

On the BT Sport app we introduced free HD streams for all our customers.

Improve our customers’ TV viewing experience.	We launched three new TV channels and expanded our boxset range with exclusive AMC productions.

We launched a BT TV App for customers to watch their favourite shows on the go and record programmes remotely.

We announced a deal to offer all of Sky Sports, Sky Cinema and Sky’s most popular entertainment channels through Now TV from 2019.

Transform customer experience

Finish deploying our new frontline systems and operating structure to simplify the way we work.	We rolled out new systems and a simpler way of working to our contact centre advisers. We created a dedicated case management function for complex problems.

Make further investments to cut the time it takes to get through to a contact centre agent.	Wait times have dropped by more than a minute to 41 seconds in Q4 2017/18.

Transforming our costs

Costs went up 3% this year. This reflects our ongoing investment in improving overall customer experience, bringing fibre broadband to more customers and contractual sports rights increases.

To partly offset this, we cut costs by:

–	finding economies of scale in our network infrastructure

–	negotiating improved contract terms with key broadband hub suppliers

–	improving customer care processes to cut the number of engineer visits.

76 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Performance in the year – operating

We won quite a few awards for our products and services this year.

Which?

BT Whole Home Wi-Fi
Best Buy
Wi-fi Extenders

The Missing Manual Home Wi-Fi

BT Whole Home Wi-Fi
Best Mesh
Wi-fi Routers
– Best Value

uSwitch

BT Broadband
Most Popular
Broadband
Provider

International Broadcasting Convention

UEFA Champions League final
SVG Europe Award
for Outstanding
Live Event

UEFA
CHAMPIONS
LEAGUE

Which?

BT Smart Hub
Best Buy
Wireless
Routers

Mother & Baby

BT Audio Baby Monitor 450
Gold Award

My TV
BT Player

T3 Gadget Awards 2017

BT TV
Best TV Platform

Moneywise Home Finances Awards 2017

BT TV
Best Value
for Money

77 Annual Report 2018 BT Group plc

Our customer-facing units continued

BT Consumer continued

Plusnet also won several awards:

The section below gives figures for home phone, broadband and TV across the group.

Mobile performance – also reported group-wide – is in the EE section on page 84.

Home phone

As of 31 March 2018, BT Group had a combined total of 10.1m home phone customers, at 31 December 2017 we had 38% market share.

Broadband

We held our position as the UK’s largest provider of home broadband services with 9.3m customers and 36% market share.

Around 61% of our home broadband customers have fibre broadband, getting faster speeds than ever before.

TV

We have 1.7m TV customers across BT, Plusnet and EE. Around 30,000 commercial premises have BT Sport.

BT Sport viewing figures across all platforms were up 19% in Q4 2017/18. We’ve seen a 31% increase in the proportion of our BT Sport base engaging with the app.

78 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Performance in the year – financial

In 2017/18, our revenue went up by 3%, with particularly strong growth in mobile, broadband, TV and sport. EBITDA grew 1%, because of revenue growth being partly offset by extra investment in customer experience.

Year ended 31 March	2018 £m	2017 £m	2016 £m
Revenue	5,066	4,934	4,608
Operating costs	4,043	3,922	3,553
EBITDA	1,023	1,012	1,055
Depreciation and amortisation	216	209	207
Operating profit	807	803	848
Capital expenditure	291	237	207
Normalised free cash flow	635	709	781

Calls and lines revenue increased 2% (2016/17: up 4%) as mobile growth more than offset lower revenue from home phones.

Broadband and TV revenue increased 4% (2016/17: 13%) reflecting both revenue and product growth in the year. BT Consumer 12-month ARPU increased by 5% to £41.7 driven by mobile and BT Sport, as well as an increase in revenue generating units per customer from 1.98 to 2.03.

Operating costs increased 3% as a result of extra investment in customer experience as we brought contact centre jobs back to the UK, a higher proportion of customers taking fibre broadband and sports rights costs – specifically the Ashes and Premier League.

EBITDA increased 1% as revenue growth in mobile, broadband, TV and sport more than offset our increased investment in customer service, fibre broadband and content.

Capital expenditure also increased by 23%, which reflects our ongoing investment in improving our network.

Launch new products and establish convergence

–	Launch BT Plus, bringing together the best of broadband and mobile for the whole family.

–	BT Plus will offer the best speeds with ultrafast broadband and the best usage allowances.

–	Give our customers access to the best TV content through partnerships eg Now TV.

Improve customer experience

–	100% of calls answered in the UK for our BT Plus customers.

–	Continue investing in our systems to offer personalised online interactions with us.

–	Increase our investment in pro-active repair.

Improve the way we communicate with customers

–	Refresh our advertising style to create a more personal connection with our customers.

–	Re-focus our priorities to sell more services to our existing customers, rather than focus on attracting new customers.

–	Offer BT products in EE stores so customers can experience and buy our products face to face.

79 Annual Report 2018 BT Group plc

Our customer-facing units
EE

We're the UK's largest mobile network operator. We also offer fixed broadband and TV.

28%
BT's share of the UK mobile subscriber market

Products and services
We sell mobile, fixed-voice, broadband and TV services

90%
4G geographic coverage across the UK

Strategic performance
Improved customer experience, financial growth and extended our mobile network

25%
Reduction in Ofcom mobile complaints

Operating performance
We continue to grow postpaid customer base across the business

+679,000
Postpaid customer base growth

Financial performance
Improved revenue and EBITDA

£5.3bn
Revenue 2018

£1.4bn
EBITDA 2018

£577m
Operating profit 2018

80 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

At BT we report mobile customer numbers for the whole group, including those from other customer-facing units. We have more than 29m connections, 19.6m of which are 4G.

In EE, new mobile customers all join the EE brand, but we still have a number of customers on old Orange and T-Mobile tariffs. We acquire and retain customers through our chain of around 600 shops, website and contact centres – as well as through third parties like Dixons Carphone. To improve customer experience, since the end of 2016 we’ve handled all EE service calls in the UK and Ireland.

We have 9,600 people, with 66% directly helping customers in shops and contact centres. We were named best employer in the Sunday Times Best Big Companies to Work For 2018 awards, up from third in 2017.

Our mobile network has been independently recognised as the fastest network by OpenSignal, and best overall network by RootMetrics – for the ninth consecutive time – in its report for the second half of 2017. We’re getting our 4G Emergency Services Network (ESN) ready for use by emergency services workers.

On 1 April 2018 the BT Consumer and EE customer-facing businesses were brought together into a new combined unit.

Markets and customers

With four mobile network operators and plenty of mobile virtual network operators (MVNOs), the UK mobile market is competitive. Of the UK’s 84m mobile connections, two-thirds are postpaid.

Our main competitors are O2, Vodafone, Three, Tesco Mobile, Virgin Media and Sky. Competition for customers is boosted by third-party distributors. These businesses sell mobile services on behalf of mobile operators, from high street shops and online.

Around 94% of adults in the UK use a mobile. Over 75% of UK adults use a smartphone. According to Ofcom, 66% of mobile connections are on postpaid tariffs. And 58% of homes also have a tablet.

Smartphones are now the most widely-used device by UK adults for getting online. Consequently, total mobile data use went up 44% in 2017.

By September 2017, total UK mobile call volumes were steady at around 38bn minutes a quarter. Texts and multimedia messages were down 16% to an average of 20bn a quarter. Mobile phone services generated £3.9bn in retail revenue in the quarter to September 2017, up 1% compared with last year.

The market is dealing with some existing and potential structural changes:

–	increased customer expectations as we become more dependent on mobile services

–	huge growth in mobile data use

–	a continued slide in the prepaid market as customers move to postpaid tariffs

–	popularity of SIM-only tariffs. (Smartphones are evolving more slowly so people are keeping their phones longer.)

–	regulatory pressure on the prices charged to customers and other telecoms companies.

BT has a 28% share of the UK mobile market, measured by subscribers.

Mobile subscriber UK market share by operator

At 31 December 2017

Source: EE and market data.

There’s more detail on our consumer home phone and broadband markets on page 73.

81 Annual Report 2018 BT Group plc

Our customer-facing units continued

EE continued

Products and services

We provide mobile services in the UK, now bringing 4G to over 99% of the population, or 90% geographically. We also reach 99% of the population with 3G and 2G. We sell broadband, home phone and a TV service too.

Postpaid

We put new customers, and those renewing their contracts, on 4G tariffs. If that includes a phone, the contract is typically for 24 months. Our tariffs include a bundle of monthly voice, texts and data. Prices vary with the size of the data bundle, the device type and 4G speed. The tariffs are split into two main groups:

–	Essential packs for unlimited calls and texts plus tiered bundles of data over a 30-day period, at speeds of up to 60Mbps.

–	4GEE Max plans which combine the largest data bundles, inclusive access to the BT Sport App and ‘roam like home’ calls, texts and data in more than 50 countries around the world. We also offer an annual upgrade option on selected flagship phones.

Prepaid

Prepaid customers buy a phone and then add a ‘pay-as-you-go’ pack of 4G. The packs are split into three groups:

–	Everything packs for unlimited texts and tiered bundles of calls and data over a 30-day period.

–	Talk and text packs for tiered bundles of calls and text use over 7 to 30-day periods.

–	Data packs ranging from 100MB to 5GB over 7 to 30-day periods. Some automatically rollover unused data to the next month, so customers get a second chance to use it.

We also have a loyalty programme where customers can get extra data, calls or texts added to their packs in return for staying with us and topping up.

Devices

We offer a wide range of 4G mobile phones, tablets, connected devices and mobile broadband devices from leading brands like Apple, Samsung and Google. Or customers can use their own phone with a SIM-only plan.

Broadband and TV

We sell home phone, broadband (including superfast fibre broadband) and TV services. To reward their loyalty, our postpaid customers get bigger data allowances if they also buy EE broadband.

EE TV comes with more than 70 free channels simultaneously on up to four devices, as well as access to pay-TV channels. The EE TV set-top box has one terabyte of storage. Customers can control it from their mobile phone or tablet via the EE TV app.

Emergency Services Network

In December 2015 we were awarded the network part of the Emergency Services Network (ESN).

Our 4G network may enable lots of applications. For instance:

–	ambulance crews may be able to send vital data to a hospital to help staff prepare for a patient’s arrival

–	a police officer may be able to record an arrest on a body-worn camera and live-stream to nearby officers for support

–	fire and rescue crews may be able to assess a burning building based on live helicopter camera footage and digital blueprints viewed on a tablet.

We’ve increased 4G coverage, including building more than 100 new mobile basestations in remote areas.

We’ve enabled and successfully tested specific services, like ‘push to talk’, ready for the contract.

Ahead of the launch of the ESN we’ve been working closely with the people who’ll actually use it every day. More than 500 have visited our Technology Operations Centre in Bristol. We expect the first emergency services workers to start using the network later in 2018.

82 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Performance in the year – strategic

We’ve grown financially, improved customer experience and extended our mobile network while integrating with the group.

Delivering great customer experience

We’re working hard to deliver the best customer experience in the UK. While we continue to make strong progress, we know there will always be more we can do.

This year we focused on four areas:

–	call centres – we’ve made customer service more personal by coaching staff to be more empathetic

–	self-service – we’re always improving My EE functionality, with a new dedicated top-up tab and personalised recommendations

–	shops – we’ve launched our new Showcase stores, which give a more personal and immersive experience

–	network – we’ve increased 4G geographic coverage to give customers 4G in more places.

We’re putting customers in the centre of our decisions. We want every interaction they have with us to feel personal – for example we’re now using video-calling in our stores and call centres.

Thanks to these steps, Ofcom has scored us second lowest for complaints on postpaid mobile and broadband, following 25% and 54% improvements.

Our call centres are now ranked top for postpaid mobile and broadband customer satisfaction, and our net promoter scores keep climbing, up 10 points for postpaid and 16 points for broadband.

Investing for growth

We’ve built the UK’s best mobile network. And we’re still investing to stay number one.

Our 4G geographic coverage is now at 90% and we have an ambition to increase this to 95% by the end of December 2020. We’re also improving more than 1,000 sites in major cities, boosting their supported maximum speeds to over 400Mbps. We’re also preparing to lead the way on 5G, the next generation of mobile network technology.

Transforming our costs

We’re now two years into the cost transformation programme we started after we joined the BT family.

We saved money this year by:

–	improving interconnect, transit and roaming rates as part of larger group deals

–	further improving customer self-service to cut the volume of calls into our contact centres

–	continuing to reduce the number of people in our head office.

83 Annual Report 2018 BT Group plc

Our customer-facing units continued

EE continued

Performance in the year – operating

We report mobile customer numbers for the whole of BT Group, including those from other customer-facing units.

In last year’s report, we set out our top priorities for this year. The table below explains what progress we’ve made.

Review of last year’s priorities

What we said	What we did
Maintain network leadership.	We’ve now extended 4G geographic coverage to 90% of the UK. EE is still ranked as the best UK mobile network by RootMetrics.
Carry on improving customer service.	Our postpaid net promoter score is up by 10 points. We’ve cut complaints to Ofcom by 25% for postpaid mobile and 54% for broadband.
Deliver the EE part of the ESN contract.	We’ve been able to recognise revenues since September 2017. The first users are due to start using the network later in 2018.

At 31 March 2018 we had more than 29m connections. Here’s how they break down:

Customer base by type

000

Our postpay customer base grew by 679,000 to 17.6m, supported by growth in all BT brands. The number of prepay customers continued to fall in line with industry trends (like people switching to postpay).

Our machine-to-machine customer base was up 290,000 to 2.7m, due to success in the automotive sector.

Our base of MVNO customers was steady at 3.7m.

Customer base movements

000

84 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Performance in the year – financial

In 2017/18, our revenue went up by 4%, with particularly strong postpaid growth. EBITDA increased 17%.

Year ended 31 March	2018 £m	2017 £m	2016a £m
Revenue	5,294	5,090	841
Operating costs	3,941	3,934	668
EBITDA	1,353	1,156	173
Depreciation and amortisation	776	780	146
Operating profit	577	376	27
Capital expenditure	628	616	96
Normalised free cash flow	754	570	238

a Includes EE results from acquisition on 29 January 2016.

Postpaid revenue grew by 6%, as customers paid more for bigger bundles of data, ‘more for more’ pricing and we started to recognise ESN revenues.

Fixed broadband revenue was up 14%, reflecting our higher number of customers, and more customers wanting fibre broadband.

Our overall revenue growth was partially offset by an 11% drop in prepaid revenue as the number of customers fell by 20%. Monthly mobile ARPUs for the final quarter of the year were £26.0 for postpaid customers, down 1%, prepaid ARPUs were £4.8, up 9%.

Operating costs were flat because to win and keep customers in the face of increased smartphone costs we had to spend more, but this was offset by overheads savings.

Our EBITDA grew by 17%, with strong postpaid performance compensating for higher smartphone costs.

Capital expenditure increased by 2%. This was because of our work on extending 4G geographic coverage to 90%.

Normalised free cash flow went up by 32% reflecting the higher EBITDA, partly offset by increased capital expenditure.

Maintain network leadership

– Keep extending 4G geographic coverage.

– Get the ESN ready for use by emergency service workers.

– Keep working with suppliers and partners to run live customer trials to prepare for 5G’s commercial launch.

Carry on improving customer experience

–	Hold our top spot on call centre customer satisfaction.

–	Launch a new service to set up customers’ new smartphones in their homes.

–	Add more shops as we work towards our ambition of providing 95% of the population with access to an EE store within a 20-minute drive.

Form partnerships with third parties

We’ll look to work with other companies to generate new revenue streams, by using our:

– shops, contact centres and billing platforms

– relationships with millions of mobile customers.

85 Annual Report 2018 BT Group plc

Our customer-facing units
Business and Public Sector

We sell communications and IT services in the UK and the Republic of Ireland. We have around 1.2m customers and lead the field in fixed-voice, networking and broadband.

BUTTERS
PACKAGING
HERBS

>50%
FTSE 350 companies are Business and Public Sector customers

30%
Our market share in business broadband

Strategic performance
Continued investment in people, portfolio and customer experience

+12.1points
Improvement in Net Promoter Score

Operating performance
Strong growth in IP Voice and mobile

102%
Growth of BT Cloud Voice user numbers

Financial performance
Revenue fell 4%

£4.6bn
Revenue 2018

£1.4bn
EBITDA 2018

£1.1bn
Operating profit 2018

86 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

We’re passionate about helping all our customers succeed – whether they’re large government departments, big household names, public sector organisations, small businesses or start-ups. Our 10,000 people work locally, regionally and nationally, serving those customers wherever they are in the UK.

We have three trading units. They offer customers fixed, mobile, networking and IT services over the biggest UK fixed and mobile communications network.

Trading unit	Customers
Small and Medium Enterprises	UK businesses typically with up to 100 people, ranging from sole traders to more complex organisations (like schools and colleges).
Corporate	UK businesses typically with 100-1,000 people.
Public Sector and Major Business	UK businesses with more than 1,000 people.
Multinationals who do the majority of business with BT in the UK.

Public sector (central and local government, health, higher education, defence).

Corporates and public sector in Northern Ireland.

Corporates, public sector and wholesale customers in the Republic of Ireland.

Markets and customers

We have around 1.2m customers and serve over half of the FTSE 350.

Major customers include:

–	retailers like Debenhams

–	utilities like Severn Trent

–	public sector organisations like Surrey Police

–	healthcare providers like Nuffield Health

–	sports companies like Williams Martini Racing

–	construction companies like Anglian Home Improvements

–	financial organisations like e-sure

–	educational institutions like University Of Warwick.

We cover both the communications and IT Services markets. Overall we’re focused on four main product markets: Fixed voice; Mobility; Fibre and connectivity; and Networked IT services.

We think these markets will converge over the next few years as technology and customer needs change. And as they do, we’ll be able to grow our market share.
Public sector is a big part of what we do. But it faces continuing challenges.

Larger systems integration contracts are still being disaggregated and replaced by smaller contracts. Devolution is increasingly shifting procurement decisions and spend to the regions. There is uncertainty over Brexit. The public sector is under increasing pressure – financial cutbacks, higher service expectations, demographic shifts, and economic dynamics.

Fixed voice

The overall number of fixed voice seats in the market will keep growing. For some time, there’s been a switch from traditional voice to IP Voice. Market analysts think that by 2019 IP Voice will dominate the UK business voice market in spending terms.

That’s because it offers customers a combination of flexibility, cost efficiency and new features like integration with collaboration tools.

The fixed voice market is fragmented. We’re the market leader – competing with more than 950 resellers and fixed network operators, including companies such as Unicom, Azzurri, Colt Group, Daisy Group, Gamma, KCOM Group and O2.

Mobility

Mobility and mobile device use keeps growing. Customers use them to cut costs, increase productivity and flexibility, and get richer work experiences.

Our customers’ employees are using mobile phones and technologies to work together better, not just to connect. But this is against a backdrop of increasing risks around security, privacy and compliance.

Our main competitors are O2 and Vodafone. Both offer fixed products as well as mobile and are increasingly selling converged services.

87 Annual Report 2018 BT Group plc

Our customer-facing units continued

Business and Public Sector continued

Fibre and connectivity

We’re the largest business broadband provider in the UK. Broadband services continue to migrate to fibre to meet businesses’ growing bandwidth needs for higher downstream and upstream speeds. Third-party business applications are increasingly being offered alongside communications provider broadband services, typically via an app store.

Ethernet and dedicated internet access services are growing strongly, with businesses becoming increasingly reliant on connectivity. We’re the leading provider of fixed networking services in the UK.

Networked IT services

The IT services market is diverse. It stretches from off-the-shelf hardware sales to large outsourced solutions.

Some areas are growing fast – like cloud services, hosting, infrastructure and security. These all present attractive opportunities for us to grow our market share.

Networking is moving from physical provision to software-based, virtual provision. And it’s expanding into wide area networking through technologies like Software Defined Networking (SDN).

We think SDN will grow quickly. Customers see the benefits – faster service activation, simpler WAN management and more flexible bandwidth. This growth will boost demand for connectivity but also for hybrid networks especially (combined public and private networks).

As more businesses ‘go virtual’, networks will evolve. For example, WANs will need to become more flexible, manageable, scalable and cost effective.

Cybersecurity remains a key priority for companies; there were a lot of high profile cyber attacks in 2017.

In May 2018 the General Data Protection Regulation comes into force. Companies will have to stick to a strict set of data privacy and security measures. Another growing priority for our customers is the Internet of Things.

Competition is fragmented, with providers often focused on specific types of customer, industry or technology.

Products and services

We offer a wide choice of voice, connectivity and IT-related services.

The things we sell range from standalone products and converged propositions to managed services and customised solutions. Together these meet the needs of our customers, from small start-ups to large enterprises and public sector organisations.

Fixed voice

Our fixed-voice services range from calls and lines to fully-managed office phone systems and contact centre solutions.

Our portfolio spans traditional and IP Voice. IP Voice services include Cloud Unified Communications, BT Cloud Phone and BT Cloud Voice – which we can offer to the full spectrum of customers we serve.

Mobility

We offer a range of mobile phones and tablets, a choice of voice and data tariffs and mobile office solutions, provided over the UK’s fastest 4G network.

BT One Phone is a converged proposition for businesses with a mobile workforce. It effectively creates an office switchboard in the cloud, then pushes those functions to a customer’s mobile phone.

Fibre and connectivity

Customers have lots of options for internet access. They include BT Business Broadband (over copper connections); BT Business Infinity over fibre-to-the-cabinet (FTTC) and fibre-to-the-premises (FTTP); and BTnet dedicated internet access.

Our networking solutions are perfect for customers connecting offices together or connecting to the internet over dedicated leased lines. They buy products like Ethernet, IP Virtual Private Network services, SIP trunking (which transports voice calls over IP networks), leased lines, cabling infrastructure and local area networking solutions.

We offer value-added services to complement our fibre and connectivity offerings. These include: computing apps to get customers online and running and marketing their websites effectively; security and backup; and cloud software access via our Business Apps Store to enable them to work effectively without needing to buy extra IT resource or hardware.

Networked IT services

Our IT services team designs and delivers solutions, manages services and provides in-life support. They specialise in four areas:

– end-user computing

– Local Area Networking (LAN) and wi-fi infrastructure

– security

– data centres and cloud.

Partnerships with brands like Cisco, Apple, HP and Microsoft help to support these services.

We resell computing, networking and software products on BT Business Direct, our IT product website. It offers 20,000 hardware and software products from the world’s leading IT vendors.

88 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Performance in the year – strategic

We continually invest in our people, portfolio and digital capabilities. This helps improve customer experience and provides a platform for us to grow.

Delivering great customer experience

We want our customer experience to lead the market. We’re making good progress.

This year our Net Promoter Score went up 12.1 points. That’s eight quarters of consistent improvement. Our Right First Time (RFT) measure improved by more than 5%. We are fixing faults an average of 16% quicker. And on our Ethernet portfolio, we’ve cut the time it takes for our customers to get their orders by 14%.

We’ve continued to bring our contact centres back to the UK with 86% of our people now here. The number of calls into our contact centres has fallen by 15% from last year. This is because customers need to get in touch less. When they do, we’re giving them more ways to do it. And our complaints team won ‘Team Of The Year’ in the UK Complaint Handling Awards 2018.

This year, we’ve:

–	launched a Business Service app, which more than 25,000 customers have downloaded

–	successfully completed more than 1,600 improvement actions for Major and Public Sector customers

–	invested in our people, completing 28,000 hours of training across sales and service on having great conversations with customers

–	launched the BT Smart Hub for broadband customers, with better diagnostics to help us fix faults proactively and more quickly

–	updated the BT OnePhone portal to make it easier for customers to self-serve

–	launched BTnet Express – a simplified, fixed-pricing approach for our market-leading dedicated internet access product.

Investing for growth

We continue to futureproof our cloud, connectivity, mobile and networked IT offerings. This is underpinned by our investments in digital capabilities.

This year we’ve launched:

–	BT Business Ultrafast broadband with download speeds of up to 314Mbps, upload speeds of up to 48Mbps, and a minimum speed guarantee

–	BT Guest Wi-Fi, to protect our customers’ broadband speeds and provide extra security

–	BT Sport as part of the Infinity Broadband bundle

–	Business-grade end-point security in conjunction with Symantec
–	Cloud Voice SIP-Trunking within our IP Voice portfolio. This gives customers the cost benefits of IP telephony through existing on-premises equipment

–	SIP phones and SIP endpoints within the BT OnePhone portfolio to expand its capabilities

–	new Mobile Sharer plans with extended international roaming options and new mobile security management.

We have continued to invest more in our digital and online capabilities. This has helped us do more business online, made it easier for customers to do business with us, and delivered a more personalised experience.

Transforming our costs

Building on last year’s work integrating EE with Business and Public Sector, we’re still finding big cost savings through bringing customer service, sales and support closer together.

We’ve combined the business elements of BT and EE – finding overlaps in the structures and delivering the financial savings.

We’ve also shared and adopted the best working practices of each organisation – using this to improve customer service levels and overall NPS.

Performance in the year – operating

Our order intake of £3.4bn was up 1%. Although we signed a large wholesale contract in Republic of Ireland this was offset by declining fixed voice revenue and by us deciding to move away from low-margin equipment sales.

Business and Public Sector 12-month rolling order intake

Year ended 31 March

89 Annual Report 2018 BT Group plc

Our customer-facing units continued

Business and Public Sector continued

In last year’s report, we set out our top priorities for this year. There’s a summary of how we did in the table below.

Review of last year’s priorities

What we said	What we did
Drive growth from broader sales coverage, winning new customers and cross-selling to existing ones.

We’re increasing the average number of products our customers buy from us. We’re doing that through multi-product combinations and by using the BT and EE brands to target existing customers who don’t have both fixed and mobile solutions with us.

We strengthened our leadership in our regional teams.

Stand out through integrating our portfolio and delivering it on the best network.	We integrated BT OnePhone with our BTnet Internet Access product. We launched Skype Integration with BT OnePhone for presence.
Keep improving our customer experience.	Customer experience scores are all going in the right direction – NPS (+12.1), RFT (+5%), and call volumes (-15%).
We enhanced our portfolio to make our products more customer-friendly. Our broadband Smart Hub now comes with better diagnostics and we’ve simplified our pricing for BTnet.

We won or re-signed a lot of contracts this year, including:

Customer	Contract
WSP UK

We were picked as preferred network partner for extra internet connectivity. The solution will provide additional bandwidth to help its people work together better, and enhance end-user experience as well as resilience to ensure business continuity.

Severn Trent Water	We’ll be providing core communications infrastructure, including Managed WAN, Voice, SIP and LAN services.
London Borough of Bromley

A multi-million pound contract. It covers all the council’s IT services. We’ll provide new voice and data networks, mobile phones, internet access and support for business software applications to be used by more than 2,000 council people.

First Group	We were chosen as its preferred Mobility Partner to provide a full range of mobility services.

The number of business lines we provide fell by 10% as customers continue to migrate to IP Voice. This has been partly balanced by our base of IP Voice lines going up 42% (against market growth of 21%).

There’s been a strong take-up of BT Cloud Voice and BT Cloud Phone. User numbers are up 102% and 74% respectively.

We’re adapting to changes in the public sector market. We’ve bolstered our regional leadership and aligned our health team with local governments – reflecting the disaggregation of the centralised N3 contract.

We’ve reached agreement to end contracts with customers in areas we said last year weren’t core to our future. And we’ve also brought together our central government, defence and police organisations under new leadership.

90 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Performance in the year – financial

Revenue was down 4% (2016/17: up 11%) with underlying revenue excluding transit also down 4% (2016/17: down 6%). Profits fell – mainly because of declining fixed voice revenues. But the rest of our business did well, especially mobile.

Year ended 31 March	2018 £m	2017 £ m	2016 £m
Revenue	4,563	4,758	4,294
Change in underlying revenue excluding transit	(4)%	(6)%	(2)%
Operating costs	3,145	3,230	2,880
EBITDA	1,418	1,528	1,414
Depreciation and amortisation	365	352	284
Operating profit	1,053	1,176	1,130
Capital expenditure	304	275	153
Normalised free cash flow	1,136	1,293	1,101

SME revenue was down 1%. Strong growth in mobile didn’t quite offset falling fixed voice revenues. As customers shift to IP Voice, they need fewer lines than with traditional voice, so overall line totals fall.

Corporate revenue was down 5%. Our growing mobile revenues were balanced by the decline in fixed voice revenue and falling equipment sales resulting from our decision to move away from lower-margin business.

Public Sector and Major Business revenue was down 7%. We sold less equipment and we are still feeling the impact of a few large public sector contracts coming to an end, as highlighted last year.

Foreign exchange movements had an £18m positive impact on Republic of Ireland revenue, where underlying revenue excluding transit was down 6%.

Operating costs were down 3% (2016/17: up 12%) and EBITDA was down 7% (2016/17: up 8%) because of lower revenues, operational efficiencies and cost savings. Depreciation and amortisation rose by 4% (2016/17: up 24%).

Capital expenditure went up by £29m (2016/17: £122m increase). Normalised free cash flow went down 12% (2016/17: up 17%) reflecting the lower EBITDA, increased capital expenditure and the timing of working capital movements.

Drive growth from broader sales coverage, winning new customers and cross-selling to existing ones

–	Develop innovative tools to boost cross-selling.

–	Create new bundles that are simpler to upsell.

–	Increase our reach through indirect partners.

Stand out through integrating our portfolio and delivering it on the best network

–	Build new converged propositions.

–	Standardise our solutions across the portfolio.

–	Offer higher capacity data services.

Keep improving our customer experience, especially digital

–	Provide a more consistent, personalised digital experience for each customer.

–	Transform our service model.

–	Focus more on proactive care.

91 Annual Report 2018 BT Group plc

Our customer-facing units
Global Services

We're a leading business communications provider with customers in 180 countries. Across the world we enable customers' digital transformations so they can thrive. Our focus is simple: be the global provider-of-choice for managed network and IT infrastructure services.

81%
Revenue generated by major customers

Products and services
Dynamic Network Services are at the heart of our Cloud of Clouds strategy

70 years
At the forefront of cybersecurity

8.2%
RFT improvement

Operating performance
We're streamlining and simplifying our business

8%
Reduction in operating costs

Financial performance
Underlying revenue fell 8% (2016/17: down 2%)

£5.0bn
Revenue 2018

£434m
EBITDA 2018

£10m
Operating profit 2018

92 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Our business is all about transformation. Transformation affects our customers and their customers. It affects our competitors and the markets in which we operate. It affects our strategic partners and the race to roll out new technology and solutions. And it affects our people and how they serve our customers.

Ultimately transformation is what we do for our customers, so they can embrace the opportunities of digitisation. And embrace them trusting their networks, systems and applications to a reliable partner.

This year we’ve been carrying out our own transformation. We’re investing in scalable, repeatable platforms for a specific type of truly global company or organisation. We are also investing in differentiating our service, rolling out and managing software-defined network solutions, strengthening our security practice, and building on our Cloud of Clouds strategy.

We’re focusing on a smaller number of markets and a more select set of repeatable solutions. And we’re making our service model work more efficiently. These things will deliver the long-term value our customers deserve.

Our strategic review

Last year we announced a strategic review of Global Services. Today we’ve already made the first moves to becoming a more profitable, predictable and customer-focused business, which we’re calling Digital GS.

Digital GS is our strategy to create a better future for Global Services, our people and our customers. Our business will focus on a set of named global customers and a portfolio of scalable repeatable solutions, supported by outstanding customer service and market-leading security.

Markets and customers

Customers

We have 5,500 customers around the world. Major accounts are our focus – they generated 81% of our revenue in 2017/18. Around 78% of our revenue came from serving customers operating in multiple geographies.

Regions

We have more than 17,000 people worldwide in 59 countries. Our 20 highest priority countries, including the UK and other key countries where our major customers are based, generate more than 95% of our revenue.

Continental Europe is our largest region by revenue. We have offices in 17 countries, and an extensive network serving customers across the continent.

In the UK, we focus on financial services organisations and multinationals, where we benefit from BT’s extensive UK network and mobile infrastructure.

Around 73% of our major customers have a presence in the Americas. So we operate in the USA, Canada and 28 countries across Latin America and the Caribbean. We do this from offices in 17 countries.

In Asia, Middle East and Africa we help multinationals expand their operations and we support local companies as they grow internationally. We have offices in 23 countries across the region.

Outside the UK, markets are liberalised to widely varying degrees. In many countries, this can constrain our ability to compete, to a greater or lesser degree.

We continue to press national incumbent operators and regulators around the world (including in the EU) for cost-related non-discriminatory wholesale access to their networks, where appropriate. We also ask for notice of any changes to network design or technology which would affect our ability to serve our customers.

Global Services revenue by region

Year ended 31 March 2018

Key market trends

Our customers are facing new disruptions and challenges. They include:

–	switching from old self-managed data centres to cloud-based infrastructure

–	responding to the explosion of data traffic, particularly to and from public clouds

–	the increased complexity of managing growing numbers of internet and network providers

–	increasing risk of cyber attacks and increased exposure as use of the internet grows.

As our customers digitally transform themselves, they rely on us. We must keep them connected to increasingly vital IT infrastructure and applications, help them enrich their customer interactions and boost their people’s productivity.

Customers tell us they want a strategic partner. They want more commercial flexibility (eg usage-based billing) with reliable quoting and delivery. And they want faster innovation and time to market for new services.

93 Annual Report 2018 BT Group plc

Our customer-facing units continued

Global Services continued

So, we’re making our business more focused, straightforward and agile by investing and focusing on what our customers need:

–	secure, flexible hybrid network solutions with faster deployment via our Dynamic Network Services portfolio

–	dedicated access to a rich digital ecosystem of the world’s leading cloud service providers through our Cloud Landing Zone

–	best-in-class customer service using the latest automation and information tools – flexible enough to cover self-service through to fully managed solutions.

Our competitors include global telecoms companies like AT&T, NTT, Orange and Vodafone and regional operators like Singtel.

Products and services

We call our portfolio strategy Cloud of Clouds. It brings together our six core product families with our ecosystem of partners to deliver global network and IT services.

Dynamic Network Services are the heart of Cloud of Clouds. Our strategy brings together:

– strength in intelligent hybrid networks

– a wide portfolio, especially in security

– a focus on service

– investments in the latest technology.

We’re working with leading technology companies and cloud services providers like Amazon Web Services (AWS) and IBM. Together we’re helping customers get the most from cloud and transform their businesses more quickly.

Our six core product families

BT Connect

Our network services connect our customers to their people, to their own customers – and to the cloud. We offer flexible, intelligent hybrid and secure IP, Ethernet and internet virtual private network services, as well as connectivity to third-party cloud services providers.

Our Dynamic Network Services programme combines our global infrastructure with the latest technologies. They include network function virtualisation (NFV) and software-defined wide area networking (SD-WAN) solutions. These underpin the digital transformation of large organisations.

BT Security

Cyber attacks now happen every day, sparking cybersecurity conversations in the boardrooms of our customers.

We’ve learned a lot protecting our own organisation. And we use this knowledge to provide consultancy and managed security services, threat intelligence analysis and management to customers. This helps them protect themselves from ever-evolving threats and maximise the opportunities of digital transformation securely.

We work with more than 200 vendors. So our services are powered by leading technologies. We get intelligence from our global network and intelligence-sharing partnerships. So the services we offer are informed by real-time threat intelligence.

We’ve been at the forefront of cybersecurity for more than 70 years, working in close partnerships with government and law enforcement to make the internet safer for everyone.

BT One

People use technology to communicate in lots of different ways – phone, messaging, email, conferencing and data-sharing solutions, either at their desks or on the move.

Our collaboration services help businesses work together better and cut costs by transforming interactions with customers, colleagues, partners and suppliers.

BT Contact

Our contact centre services help our customers build richer relationships with their customers. We offer lots of ways to communicate – email, web chat, video, social media and phone – via automated systems or dedicated advisers.

Our cloud contact solutions give companies more control over costs, letting them change capacity depending on demand.

BT Compute

Businesses want reliable, flexible IT platforms and services for their applications, data storage and security.

We provide IT services from 48 data centres around the world, 22 of which deliver cloud services. We offer traditional telehousing and colocation through to the latest public, private and hybrid cloud solutions.

94 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

BT Advise

Our global team of consultants work with customers to understand their issues and current capabilities and make recommendations based on our portfolio.

The plans we develop and support for customers help them do things like cut costs or increase productivity.

BT for Financial Markets

To help the global financial community with its regulatory, technological, and infrastructure challenges, we’ve built industry-specific solutions.

–	The BT Radianz Cloud is the world’s largest secure, financial services community. It helps customers cut costs and get to market faster.

–	Traders worldwide rely on our specialist Unified Trading voice devices. We’ve recently added IP Trade’s portfolio – giving customers more options to integrate new compliance and unified communications tools.

–	We provide secure financial messaging to more than 100 companies in the post-trade sector.

–	We combine our Radianz and Unified Trading platforms to offer flexible cloud-trading services to more than 50,000 users.

Performance in the year

We remain a global leader for managed network and IT services.

In the last year we’ve been named as:

–	a Leader for the 14th consecutive time in Gartner’s Magic Quadrant for Network Service Providers, Global (February 2018)[a]

–	a Leader for the fifth consecutive year in Gartner’s Magic Quadrant for Managed Hybrid Cloud Hosting (MHCH), in Europe (June 2017)[a]

–	a Leader for the third year in a row in Gartner’s 2017 Magic Quadrant for Contact Center as a Service, Western Europe (October 2017)[a]

–	a Leader for the second year in a row in Gartner’s 2017 Magic Quadrant for Unified Communications as a Service, Worldwide (September 2017)[a]

–	a Leader in the IDC MarketScape Global Managed Security Services 2017 Vendor Assessment (August 2017).

We were also voted number one financial services network provider in the 2017 Waters Rankings. This is the 15th year running Waters have recognised us for innovation in the BT Radianz Cloud.

[a]	Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organisation and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The Gartner Report(s) described herein, (the ‘Gartner Report(s)’) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (‘Gartner’), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Annual Report) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

Performance in the year – strategic

Delivering great customer experience

The feedback and insight we get from customers helps us make the right decisions to enhance their experience with us.

–	We measure loyalty and identify the things we need to improve through monthly net promoter score (NPS) surveys.

–	We use ‘Customer Thermometer’ to track how they feel about their interactions with us.

–	And we use Right First Time measures, like how quickly we deliver orders or fix faults, to monitor how we’re doing.

During the year:

–	Our NPS 12-month rolling average rose 17 points (nine points ahead of our year-end target). More customers feel we understand them and proactively offer solutions.

–	Our RFT performance improved 8.2% (ahead of our 4.5% target), driven by strong performance in service delivery.

Investing for growth

Network and services

–	We opened a new cybersecurity research and development hub in Sydney, Australia – our first outside the UK. We also opened a new Security Operations Centre near Frankfurt, Germany – part of a global network of 15.

–	As part of our Dynamic Network Services programme, we launched BT Agile Connect. It’s a new SD-WAN service giving customers control of infrastructure and traffic flows, faster and more secure set-up, and lower costs.

We also launched:

–	BT Connect Intelligence InfoVista-as-a-Service – we were first to market with Infovista’s latest application performance management solution. It gives customers a new, commercially- flexible approach.

–	BT Bandwidth on Demand – helps our customers be nimbler by letting them flex network bandwidth in real-time.

–	BT One Collaborate Spark – integrates the new Cisco Spark services platform into our voice network. This is designed to deliver market-leading audio quality and user experience.

–	Internet Connect Global DDoS – offers critical security protection for internet-based WAN networking.

Service agility

–	We’re investing in new systems for service assurance and delivery like our Service Intelligence platform.

–	Our 360° portfolio reviews streamline how we deliver our products.

95 Annual Report 2018 BT Group plc

Our customer-facing units continued

Global Services continued

Partnerships

–	We announced a strategic collaboration with Amazon Web Services to help customers adopt cloud services.

–	We extended our strategic partnership with Cisco, under the Dynamic Network Services programme.

–	We launched a new service, BT Cloud Connect Direct for IBM, to give global businesses direct access to IBM Cloud via our network.

–	We partnered with Symantec to provide our customers with best-in-class endpoint security.

Transforming our costs

We continue to focus on reducing costs. Operating costs were 8% lower this year.

Last year we said we’d transform Global Services. Since then we’ve streamlined and simplified our business to be more efficient and effective and to more tightly control our costs. For example:

–	Restructuring our European operations. We’ve pressed ahead with a restructuring programme to help us compete more effectively, especially in Europe. By getting rid of duplication and working more efficiently we have been able to rationalise the number of management and back-office roles.

–	Rationalising our domestic portfolio. We’re switching from legacy and domestic portfolio platforms onto a set of globally scalable ones. This year we closed or migrated eleven domestic product platforms.

–	Re-designing our global network. We’re improving the performance and efficiency of our core European network.

–	Reducing low-margin business. In line with our strategy, we’ve reduced IP Exchange volumes and equipment sales, leading to lower operating costs.

Performance in the year – operating

We took £3.8bn worth of orders, down 16% from last year. This fall was due to our decision to stop pursuing non-strategic opportunities and to changes in buying habits. Customers want more flexible commercial terms – like shorter contract lengths and more usage-based services.

The table below shows the progress we’ve made on the priorities we set ourselves last year:

Review of last year’s priorities

What we said	What we did
Implement a leaner and more customer- focused operating model.	From April 2018 our top accounts have a new global account management model in place.
Grow our cloud-based services and security portfolio at double-digit rates.	We grew our security and Cloud Compute services by double-digits. (One Cloud and Cloud Contact services didn’t grow as much – but we’re aiming for double-digit growth in future.)
Launch a new digital customer experience, using automation and portfolio innovations like NFV and SDN.

We launched Dynamic Network Services, including BT Agile Connect and Bandwidth on Demand.

We introduced the Service Intelligence platform. Now our people can view customers’ networks and applications in real-time.

And we brought in tools like MI Kitchen (a unified data source for better management insight) and Service Orchestration (to automate how we manage incidents).

This year we won
Customer	Contract
Anglo American BT Security	Security operating centre capability and endpoint monitoring service.
AWE BT Security	Cybersecurity.
Deloitte BT One	Video streaming to 35,000 employees across North West Europe.
Deutsche Post DHL BT One	Fixed voice services serving around 3,000 employees in 45 locations.
Fujitsu BT Connect	WAN services providing connectivity between their own and customers’ premises.
Hella Group BT Connect	Global WAN services connecting locations in 12 countries through Europe and Asia.
Mastercard BT Connect	IP Connect managed network services in the UK, US and Europe.
Wallenius Wilhelmsen Logistics BT Connect	Network connecting more than 100 locations in 40 countries.

96 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Performance in the year – financial

Revenue fell 9% (2016/17: up 8%). This decline principally reflects lower IP Exchange volumes and equipment sales from our strategic decision to reduce low-margin business, reduced revenue from our Italian business, lower general trading across all regions and some large contracts ending.

These factors were partly offset by a positive £68m impact from foreign exchange movements. Our key revenue measure, underlying revenue excluding transit, fell 8%.

Year ended 31 March	2018 £m	2017 £m	2016 £m
Revenue	5,013	5,479	5,074
Change in underlying revenue excluding transit	(8)%	(2)%	0%
Operating costs	4,579	4,984	4,595
EBITDA	434	495	479
Depreciation and amortisation	424	439	422
Operating profit	10	56	57
Capital expenditure	278	361	355
Normalised free cash flow	118	(245)	151

Underlying revenuea in AMEAb fell by 5% (2016/17: down 4%). In the Americasc it fell by 11% (2016/17: fell 6%), reflecting the ongoing impact of a major customer insourcing services in the US and a large contract in Brazil completing in early 2017/18.

In Continental Europe underlying revenue excluding transit dropped by 9% (2016/17: down 5%), reflecting lower IP Exchange volumes, lower equipment sales and lower revenue from our Italian business. In the UK revenue fell by 6% (2016/17: was up 5%) reflecting lower IP Exchange volumes.

Operating costs fell by 8% (2016/17: up 8%). This mainly reflected lower IP Exchange volumes and lower equipment sales.

EBITDA fell 12% (2016/17: up 3%) reflecting certain one-off items in the current year and the prior year benefit arising from a revision of the annual bonus. Excluding these one-off items, EBITDA was broadly flat. Depreciation and amortisation was down 3% (2016/17: up 4%). Operating profit fell by £46m (2016/17: down £1m).

Capital expenditure was down 23% (2016/17: up 2%). EBITDA less capital expenditure rose by £22m to £156m compared with last year’s rise of £10m.

Our normalised free cash flow of £118m was £363m higher. This was mainly due to the prior year impact of unwinding improper working capital transactions in our Italian business.

[a]	Excludes specific items and foreign exchange movements and acquisitions.
[b]	Asia Pacific, the Middle East and Africa.
[c]	United States & Canada and Latin America.

Improve service agility and

customer experience

–	Automate manually-intensive service processes.

–	Harmonise our systems so there’s better end-to-end ownership of processes.

–	Introduce new tools to enrich our customer service interactions.

Deliver our global transformation priorities

–	Implement our global operating model faster.

–	Complete our organisational redesign in line with our global strategy.

–	Help our people be more productive through investment in simplification, tools and process automation.

Make our high-growth strategic portfolio more repeatable

–	Embed BT Security features more deeply into the rest of our global portfolio.

–	Expand our portfolio of standardised Dynamic Network Services solutions.

–	Simplify commercial offers for cloud solutions.

97 Annual Report 2018 BT Group plc

Our customer-facing units
Wholesale and Ventures

We help communications companies provide fixed or mobile phone services. We also offer specialist enterprise services to our ventures and Internet of Things customers.

Markets and customers
Wholesale fixed network services

1,400
Customers

Products and services
InLinkUK

138
New digital kiosks already installed in UK streets

Strategic performance
Improving customer experience

4.3points
Increase in net satisfaction

Operating performance
Calls to emergency services

32m
Calls handled on behalf of BT and other CPs

Financial performance
Revenue fell 5% (2016/17: down 7%)

£2bn
Revenue 2018

£754m
EBITDA 2018

£443m
Operating profit 2018

98 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Our 4,700 people combine unique expertise in fixed and wholesale network solutions with operational knowledge in our venture businesses. This year we created a new unit dedicated to the Internet of Things, serving the wider BT Group.

Markets and customers

Our wholesale business helps communications providers (CPs) and other organisations provide fixed or mobile phone services. Our ventures provide mass-market services like directory enquiries and payphones, and enterprise services including BT Fleet and BT Redcare.

Wholesale: Fixed network services

We provide wholesale fixed network services to more than 1,400 customers. They include Sky, TalkTalk, Telefonica O2, Three and Virgin Media – and overseas CPs operating in the UK.

We also provide specialist media and broadcast services to companies like the BBC, Channel 4, ITV, Sky, Premier League Productions and Viacom18.

Wholesale: Mobile network services

We help Mobile Virtual Network Operators (MVNOs) offer their own-brand mobile plans. Today our MVNO business supports 3.7m customers. They access the EE mobile network under our partners’ brands.

Wholesale: Market trends

The key trends this year were:

–	rising demand for bandwidth and superfast connectivity, especially fibre broadband

–	higher MVNO subscription volumes, coupled with slightly lower average prices

–	more price competition for wholesale data products like Ethernet and broadband

–	the UK market’s fastest ever growth in cloud communication business users in the last six months – with more than 3m business users for the first time.

Ventures

Our ventures provide solutions to more than 1,000 enterprise customers. They include law firms, energy providers and mobile payment companies.

We also handle millions of directory enquiries and 999 calls and deliver the Phone Book to more than 21m homes and businesses.

Internet of Things

The Internet of Things (IoT) is a network of connected objects that exchange data to drive insight and action. Our IoT propositions, coupled with solutions from our partners, serve high street retailers, large logistics groups and utilities.

We also offer IoT connectivity to our wholesale partners in the UK, using the EE mobile network.

Products and services

Broadband and Ethernet

We provide CPs with broadband and Ethernet connections between their core network and their customers.

Wholesale Broadband Connect can now serve 98% of premises with copper-based broadband (2016/17: 96%) and more than 29m premises with fibre. Combined with our older broadband network, we can reach 99% of premises.

Wholesale Ethernet lets customers connect at speeds of up to 10Gbps. Wholesale Optical boosts those speeds to 100Gbps. This year we extended our own fibre-based Ethernet to more third-party datacentres.

Our Managed Ethernet Access Service (MEAS) carries mobile voice and data traffic to and from mobile operators’ transmission masts.

Voice

Our IP Exchange platform helps CPs carry their customers’ voice calls beyond the reach of their own voice network. It’s used by more than 170 CPs, including most of the UK’s biggest operators.

CPs without their own voice network can use Wholesale Calls, which routes calls for them from start to finish. They keep their customer relationships through their own sales, service and billing.

Hosted communications

Traditionally, businesses made and received calls over phone lines via a switchboard.

Wholesale SIP-Trunking delivers calls over broadband or Ethernet, while Wholesale Hosted Centrex puts switchboard capabilities into our network.

Similarly, our Hosted Contact Centres replace the systems and services needed to handle large numbers of inbound or outbound customer calls.

99 Annual Report 2018 BT Group plc

Our customer-facing units continued

Wholesale and Ventures continued

Mobile Virtual Network Operator (MVNO)

We have kept our focus on supporting MVNOs, helping them give their customers access to the EE mobile network under their own brand. In 2017/18 we signed a new agreement with China Mobile. It launched a mobile proposition for Chinese communities, students and travellers in the UK.

Managed solutions

We’ve designed a range of fully-managed solutions, including access infrastructure, backhaul and core services. This means greater flexibility to meet CPs’ needs and includes the migration path to next generation technologies.

Our portfolio includes Managed Install (quick and efficient Ethernet circuit installation) and Managed Wayleave – a solution that streamlines getting landowners’ rights of way.

Machine-to-machine and Internet of Things

We have four products in our Internet of Things portfolio. And we’re actively building new ones.

Machine-to-machine and IoT network solutions: these use our mobile and fixed networks to help companies communicate securely with their devices and improve their services’ features and reliability.

Intelligent Retail Solution: this helps high street retailers better understand customer footfall in their stores. It’s powered by the Acuitas Alliance of BT, Intel, RetailNext, SATO and other partners.

Asset Intelligence: these solutions let customers track, monitor and control assets via RFID, low power networks and cellular radio technology.

Smart Cities starter kit: this gives UK cities a bundle of pre-configured use cases in things like transport management, lighting and operations. We’re involved in two big projects transforming Milton Keynes (MK Smart) and Manchester (City Verve).

Roaming

We help BT and EE mobile customers use their mobiles abroad through roaming agreements in more than 200 destinations.

Media services

Our media network connects major spots around the world where broadcast or film content is created or distributed.

In the UK it carries all the nation’s digital terrestrial TV, as well as TV broadcasts from more than 150 sports and news locations. Elsewhere, local partners help us link TV stations to major sports venues worldwide.

We also offer media services like cloud-based content playout and media file acceleration.

Ventures

Our ventures provide well-known services nationwide:

999: we handle 999 and 112 (the European equivalent) calls on BT and other CPs’ behalf. In 2017/18, we answered more than 32 million 999 and 112 calls. Despite the fires, terrorism incidents and bad weather that hit the UK, we answered these calls in an average time of 0.45 seconds – a big achievement.

Next Generation text calls: we deal with the next generation text calls that support deaf, hard of hearing or speech-impaired people. We answered 700,000 calls in 2017/18.

Directory Enquiries: we offer six services. They include 118 500 (for people to get listed phone numbers easily) and 195 (for directory access for people who can’t use a phone book due to disability).

Payphones: we provide most of the UK’s payphones, whether in public places or on private premises. In 2017, we launched InLinkUK, our new digital kiosks, see page 101.

100 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

The Phone Book: we deliver this to 21.7m UK homes and businesses. Roughly 200,000 UK businesses advertise in the Phone Book’s print and digital editions.

Our other ventures are more enterprise-oriented:

BT Cables: we manufacture, source and supply cabling for telcos, railways and other industries.

BT Fleet: we source, manage and maintain BT’s fleet of 33,000 vehicles. And we manage a further 58,000 vehicles for brands like the AA and National Grid.

BT Redcare: we link on-site alarm systems and central alarm receiving centres to secure more than 200,000 UK homes and businesses.

BT Supply Chain: we hold and dispatch products like mobile phones and smart meters. For customers with big field engineering teams, we manage vehicles, supply engineers, return any surplus supplies to base and provide real-time data for route management.

Tikit: we provide IT solutions to law and accountancy firms in the UK. We sell to more than two-thirds of the top 100 law firms, and across Europe, North America and Australia.

Messaging: we offer bulk text messaging to major UK and public sector customers. This year we sold 2.7 billion texts (25% more than last year). We also sent 0.5 billion text appointment reminders and alerts for NHS patients and staff.

Performance in the year – strategic

Delivering great customer experience

We’re making progress in giving our customers a better and simpler experience.

Net satisfaction measures our customers’ views on how we’re doing. It’s the difference between those who score us very high (9+) and those who score us lower (six or less) on the net promoter scale of 0-10.

During the year we improved our website and online service platforms. For example, we launched a new online capability for buying Ethernet services online – meaning faster and simpler ordering. We also improved our Fleet Solutions booking experience and the quality of our information updates for our customers. These initiatives boosted net satisfaction, up 4.3 points from last year.

Our Right First Time measure continues to improve, increasing 3.4% on last year. This was helped by us achieving 100% of contractual milestone dates for Managed Ethernet commitments during Q4, and a 9% improvement in our Ethernet delivery to first customer promise date.

Investing for growth

This year we’ve invested in both new connectivity options for wholesale networks and in the services to run those networks. Looking ahead, we’re implementing a new strategy for our ventures and for the Internet of Things for the wider BT Group.

Wholesale

We’re developing our sales channels, changing our sales organisation and investing more in people, processes and systems.

Ventures

In fleet, we bought SEV (a mobile vehicle maintenance business) and integrated it with our fleet operations. We grew our team of mobile technicians by 18%. And we launched a suite of mobile apps: driver daily defect checker, self-service booking, accident management and garage locator.

In supply chain this year, we finished integrating Pelipod (the smart locker company we bought in 2016). We installed 264 Pelipod-lockers and 2,518 Pelipod-boxes at 332 sites. And we established a nationwide network for field operations – supporting BT engineers and external customers like EDF Energy.

In payphones, we launched InLinkUK in June 2017. These kiosks replace old phone boxes and provide free digital services for the public and advertising for businesses. They feature the UK’s fastest free public wi-fi and a pair of 55” HD digital displays. There are now 138 InLink kiosks installed in London and Leeds with hundreds more due in 2018/19.

Our new Internet of Things team is engaging with major customers and partners across BT Group. Building on our partnership with the Williams F1 team, we recently hosted a transport ecosystem event for 100+ customers.

101 Annual Report 2018 BT Group plc

Our customer-facing units continued

Wholesale and Ventures continued

The team also supports internal IoT initiatives to improve customer experience and cut costs and carbon emissions. There have been initiatives in EE datacentres, trials for smart building solutions and solutions to track BT’s fleet.

Transforming our costs

Ongoing cost transformation projects continued to save us money. We’ve:

–	audited, renegotiated and consolidated suppliers, especially in new areas of Wholesale and Ventures

–	consolidated old or end-of-life platforms

–	reviewed our structure to make sure we’re the right size and fit for what our customers need.

Performance in the year – operating

Our product mix is changing. Customers used traditional products less, as expected. But that was balanced by a healthy order book and growing revenues in other areas.

This year we signed £1,418bn of orders. They included:

–	extending our Managed Services Contract with Virgin Media to operate its UK voice network

–	rolling out a new managed service contract with InLinkUK

–	signing a multi-year product and professional services framework deal with KCOM

–	deploying IoT asset tracking solutions for logistics and utility customers

–	delivering a new MVNO partnership with China Mobile

–	signing a new multi-year deal with Daisy to manage its end-to-end supply chain and logistics.

Review of last year’s priorities

What we said	What we did
Start deploying our new digital street kiosks.	InLinkUK launched in June 2017. There are now 138 kiosks installed in London and Leeds – with hundreds more due across the UK in 2018/19.

Expand our managed services capacity, to help customers run their networks and operations.	We launched our new portfolio of Professional Services.

Help mobile network operators prepare for the next generation of 5G networks.	We’re providing advanced mobile- focused products and managed services to our mobile network operator customers as they deploy 4G networks and plan for 5G.

We’ve evolved our portfolio to include small cells and are deploying them at more than 50 UK sites. They’re used by mobile operators to improve 4G coverage and for future 5G capacity.
Add 4G mobile	We’re currently launching a new and
access to our hosted	improved mobile application called
communications	Office UC on our hosted Centrex
portfolio.	products.

Develop new solutions for the Internet of Things.

There are now IoT solutions in some datacentres. They’ve helped us anticipate and fix faults which might have affected broadband customers and optimise our energy consumption.

We’re rolling out components of our intelligent retail solution in our retail estate (around 600 EE stores) to improve customer experience and store
operations.

We’re developing more IoT propositions
– with major product launches in the
coming months.

Improve customer experience – especially RFT delivery for Wholesale Ethernet and Hosted Communications Services.

RFT has increased significantly with a 3.4% increase in the year.

We improved Ethernet delivery by the ‘customer required-by date’ by 9%.

We delivered Managed Ethernet Access Service (MEAS) 100% on time during Q4.

102 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Performance in the year – financial

Revenue was down 5% compared with a 7% decline last year. This included £12m or 25% less transit revenue than the year before.

Year ended 31 March	2018 £m	2017 £m	2016 £m
Revenue	2,009	2,109	2,274
Change in underlying revenue excluding transit adjusted for the acquisition of EE	(4)%	(3)%	–
Operating costs	1,255	1,275	1,519
EBITDA	754	834	755
Depreciation and amortisation	311	306	253
Operating profit	443	528	502
Capital expenditure	229	226	209
Normalised free cash flow	509	587	536

Revenue was down 5%, this reflects the market decline in legacy products partially offset by growth in Ventures.

Managed Solutions revenue declined 9% as MEAS saw a 13% fall. Mobile network operators have now largely completed the 4G build phase, so they added capacity at fewer sites and connected fewer new sites. This was partially offset by growth in other contracts.

Data and Broadband revenue was down 8%, due to the continuing decline in legacy Partial Private Circuits and price pressure in an increasingly competitive wholesale broadband market. Ethernet saw a 2% increase. Voice revenue was down 6% due to the market decline in call volumes.

Wholesale Mobile revenue was up 2% at £229m supported by growing data usage and more customers moving to 4G.

Ventures revenue of £321m was up 3% compared with last year. This was driven by growth in BT Fleet, both organic and through acquisition (for example the SEV acquisition that allows Fleet to have mobile repair capacity). Bulk messaging services also grew significantly. These were offset by reductions in BT Cables because of falling demand for copper cabling, and further reductions in our Phone Book, Payphones and BT Redcare businesses which continued to decline in line with their markets.

Operating costs were flat reflecting the change in product mix as higher-margin legacy products continue to decline.

EBITDA was down 10% on last year reflecting the lower revenue on high-margin legacy services, continuing migration to lower-margin IP services in Wholesale, and the change in product mix.

Depreciation and amortisation was up 2% (2016/17: 21%), primarily due to the BT Fleet vehicle replacement programme. Operating profit went down by 16% (2016/17: up by 5%).

Capital expenditure was up 1% and normalised free cash flow was £509m.

Roll out new services in our wholesale and venture businesses

–	Continue the rollout of our digital kiosks (InLinkUK).

–	Keep expanding managed services.

Expand our growth portfolio

–	Keep building Internet of Things solutions and strengthening our position in this area.

–	Carry on developing and rolling out our nationwide final mile network.

Improve customer experience

–	Roll out a new programme to improve customer experience on our website and digital platforms.

–	Improve the multi-product experience.

103 Annual Report 2018 BT Group plc

Our customer-facing units
Openreach

We're Britain's digital network business – connecting homes and businesses large and small. We want to build the best possible network with the highest quality service, and make sure everyone in Britain is connected.

Markets and customers
Serving our customers

600
Communications Providers use our network

Products and services
High-speed broadband

1Gbps
Download speed possible with FTTP

Strategic performance
Ultrafast speeds

3m
With FTTP by the end of 2020

Operating performance
Superfast coverage

27.5m
Premises can get superfast broadband

Financial performance
Revenue flat but strong demand for our fibre products

£5.1bn
Revenue 2018

£2.5bn
EBITDA 2018

£1.2bn
Operating profit 2018

104 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Another hugely eventful year at Openreach

It’s been a busy twelve months. We’ve been simultaneously laying the foundations for Britain’s ultrafast future; setting more ambitious targets for rolling out fibre-to-the-premises; and investing in a better and broader network.

And we’ve made big strides towards becoming the distinct, legally separate company within BT Group that we committed to after Ofcom’s Digital Communications Review (DCR) in 2017.

Decent broadband for everyone

This year we continued to grow our superfast broadband network. Today it delivers speeds of at least 24Mbps to more than 27.5 million premises. We were proud to do the heavy lifting on the Government’s commitment to make superfast available to 95% of UK homes and businesses by the end of 2017.

This is no mean feat. Few countries around the world can point to such a widespread superfast footprint. But everyone in Britain should be able to get decent broadband speeds and we’re still a few per cent short of good enough.

We won’t stop until we close the gap. And we fully support the Government’s plan to deliver a Universal Service Obligation that will give everyone the right to request 10Mbps broadband as a minimum by 2020.

Delivering an ultrafast future

Having achieved such widespread access to superfast broadband, it’s right that we shift our focus to the next generation of ultrafast (100Mbps+) infrastructure.

Let me be clear – we believe in an FTTP future. In fact I think it’s essential to the UK’s productivity and prosperity that we build a future-proofed digital network that will serve our people and businesses for decades to come.

This year we’ve made big progress – honing our skills, tools and techniques, taking our overall ultrafast footprint to more than 1.5m homes and businesses. Having consulted our communications provider customers during the summer, we now have an accelerated plan to make FTTP connections available to three million homes and businesses by the end of 2020. But we want to go a lot further – to 10 million premises and ultimately most of the UK. So we now have a ‘Fibre First’ approach to every network expansion decision we make.

We’ve begun work in eight major cities and I firmly believe that with the right conditions we can reach 10 million premises by the mid- 2020s and the majority of the UK thereafter.

We’ve also continued to innovate with Gfast technology. It will play an important role getting ultrafast speeds to people quickly and cost effectively.

Investing in our people

Improving the service we deliver will always be our top priority. I’m encouraged by the persistent progress we’ve made this year in cutting the number of faults, keeping missed appointments to a minimum and fixing the faults we find much faster.

We’ve kept investing heavily in our people, training and systems, and we hired 2,392 extra engineers to maintain our network and connect our customers throughout Britain. We’ll hire a further 3,000 this coming year in support of our ‘Fibre First’ plans. And we’ve introduced a lot of new training and career opportunities to help us develop and keep hold of the very best engineering talent.

A bright independent future

Openreach is a very different business from this time last year. We’re now a separate company, Openreach Limited, wholly owned by BT, with our own board responsible for setting strategy and overseeing performance.

We’re tracking well against all of the commitments BT made as a result of the DCR and we’re ahead on many, including our governance and rebrand.

I hope by now you’ll have spotted one of our new vans, or our people sporting the new Openreach identity – more and more are appearing every week. But the changes go far deeper than that.

We’re developing stronger relationships with our customers through our confidential consultations, and we’re forging closer ties with the industry, regulators and government for the good of the UK. We know there’s a lot more to do and we’re excited to be driving Britain’s digital revolution.

Mike McTighe

Chairman

9 May 2018

105 Annual Report 2018 BT Group plc

Our customer-facing units continued

Openreach continued

We build the network that connects Britain’s homes and businesses to the future.

We’re responsible for providing services over the local access network (sometimes called ‘the last mile’), and installing and maintaining the fibre and copper communications networks that connect homes and businesses.

Communications providers (CPs) access our network on equivalent terms. That means they all get the same products, prices and levels of service. They use our network to deliver services ranging from home phone, broadband and TV to high-speed data connections for businesses of all sizes.

Delivering a more independent Openreach

Openreach has now been incorporated (Openreach Ltd). This follows the long-term regulatory agreement between BT and Ofcom under the Digital Communications Review (DCR). When all DCR preconditions have been met, Openreach will operate as a distinct, legally separate company within BT Group.

We now have more control of our strategy, investments and plans within a strategic and financial framework defined by BT, making it more autonomous, transparent, and accountable to customers and stakeholders alike.

Openreach local access network

More than 27.5m premises

can access superfast fibre

Greater independence also strengthens our ability to work more closely with all our customers. These stronger partnerships will deliver a future communications infrastructure that will remain the foundation of the UK’s vibrant internet economy.

The DCR agreement with Ofcom is based on voluntary commitments from BT. Once they’re fully implemented, it means:

–	Openreach becoming a distinct company

–	a new Openreach board with an independent chair and majority of independent directors setting the direction and overseeing the company

–	executives being accountable to the new Openreach board

–	Openreach having control over strategy and budget allocation within an overall framework set by BT

–	Openreach consulting widely with communication providers to inform its network investments, including through a new confidential consultation phase

–	distinct Openreach branding.

Over the past 12 months, we’ve already taken big steps to meet the commitments quickly and work in a new way. They include establishing the Openreach board, consulting with customers on FTTP investment and launching a new, distinct brand. In fact we’ve delivered many of the commitments ahead of the original schedule agreed with the regulator.

Markets and customers

The UK has the highest share of GDP generated by the digital economy of any country in the G20. It also has higher superfast availability and take-up than any major European peer. We’re playing our part in this success story by building and running the largest superfast network in the country.

At the end of December 2017 there were 26m connected broadband lines in the UK. 80% of these – excluding Hull – use Openreach’s network. (The rest are mainly on Virgin Media’s cable network.)

Total UK broadband market

As at 31 March

106 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Our customers are the communication providers (CPs) who provide communications services to homes and business across the UK. We also work closely with property developers building new properties to deliver our network to ‘new sites’.

There are 600 CPs using our network. They operate in three markets:

–	Consumer – made up of households using fixed-line broadband and home phone services. Our largest customers include BT Consumer, Sky and TalkTalk.

–	Business – consisting of the 5.5m businesses in the UK. Most of our customers serve business clients.

–	Infrastructure – including firms building network infrastructure to data centres and mobile cell sites, and property developers building new developments.

Recent market trends include:

–	strong and growing demand for superfast fibre as consumers’ lives become more data-hungry

–	major investment in CPs’ backhaul capacity – spurred by more data usage and network reach to make sure everyone gets superfast speeds

–	more demand from consumers for high-capacity and reliable connectivity, and from businesses investing in cloud computing and IoT

–	a dynamic mobile connectivity market which is investing in greater capacity and coverage – driving innovative solutions

–	a fast-growing data centre market, creating a new need for high-capacity circuits (1Gbps or more).

Competitors

Our main competitors also build networks. Virgin Media is the largest. Its cable network covers roughly half of UK homes, with plans to reach around 17m premises by 2019.

Other companies are building their own fibre access networks. CityFibre, Hyperoptic and Gigaclear are deploying fibre-to-the-premises across urban and rural areas, making our market more competitive.

In November 2017 CityFibre announced plans to bring FTTP to up to 5m premises by 2025, working in partnership with Vodafone.

In February 2018 TalkTalk announced it was investing in a joint venture with Infracapital to deploy FTTP to over 3m premises. Competitors in the business and infrastructure markets include Virgin Media, Colt Group and Vodafone.

Pricing, service delivery and product innovation remain competitive themes. ‘Price per Gigabit’ is falling because of intense competition – particularly in urban areas. New products like our OSA Filter

Connect reflect the market’s competitive nature and the need to innovate to best meet customers’ needs.

Products and services

We provide network access and engineering services. They deliver phone, broadband and higher bandwidth data services through four main products: copper access, fibre access, Ethernet and optical, and infrastructure solutions.

Copper access

–	Wholesale Line Rental (WLR) lets CPs offer phone services to their customers using our equipment and copper network. They pay for lines between our exchanges and their customers’ premises.

–	Local Loop Unbundling (LLU) provides CPs with a direct connection to the local network (or local loop). CPs can install their own equipment in, or near to, our exchanges, and use it to provide phone and broadband services to their customers.

107 Annual Report 2018 BT Group plc

Our customer-facing units continued

Openreach continued

Fibre access

Our wholesale fibre product is called Generic Ethernet Access. We offer a few versions:

–	Fibre-to-the-cabinet (FTTC) uses fibre from the exchange to the street cabinet, then the existing copper network for the final link to customers.

–	Gfast uses fibre from the exchange to the street cabinet, then uses high performance equipment to generate ultrafast speeds over the existing copper network for the final link to customers.

–	Fibre-to-the-premises (FTTP) uses fibre all the way from the exchange to the premises. We also offer speed tiers for smaller businesses needing ultrafast speeds at less cost than Ethernet.

Fibre access allows us to offer superfast broadband (24Mbps+) via FTTC and FTTP and ultrafast broadband (100Mbps+) via Gfast and FTTP.

Ethernet and Optical high-bandwidth services

These are high-speed fibre connections. CPs use them to build and extend their networks, providing high-quality, high-bandwidth services to businesses and the public sector.

–	Ethernet Access Direct (EAD) offers competitive services – from 10Mbps to 10Gbps – to all UK businesses and infrastructure markets.

–	Optical Spectrum Services (OSS) are scalable wavelength solutions offering up to 100Gbps at any distance. In 2018 we launched OSA Filter Connect to offer good value high-bandwidth pricing with lower incremental scaling costs.

Infrastructure solutions

CPs use our infrastructure solutions to build their own networks. Third parties can ask us to rearrange our network or work on their networks.

–	Flexible Co-mingling lets CPs put their equipment in our exchanges.

–	Physical Infrastructure Access (PIA) lets CPs use our ducts and telephone poles to roll out their own fibre networks. PIA has been available since 2011.

–	Mobile Infill Infrastructure Solution (MiiS) lets CPs install their radio equipment in special cabinets linked to antennas on telephone poles and use their spectrum to improve mobile coverage.

–	Network rearrangements help third parties progress their projects by moving or removing our network.

Performance in the year – strategic

Delivering great customer experience

The table on page 113 shows how we’re doing on service. It includes a few key measures called Minimum Service Levels (MSLs).

MSLs are quality of service standards for installation and repair which are set by Ofcom and increase annually. Every quarter we publish our performance data with extra levels of detail.

We recognise the MSLs represent the minimum service standard and we are set to deliver performance ahead of these. This year we have again delivered ahead of Ofcom’s copper MSLs.

On-time customer provisions are now at just under 95% – meaning nearly all our customers get service when they want it, significantly ahead of Ofcom’s MSL of 89%. Our average first available appointment date is well below our 12-day service level target.

108 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Our investments in people and processes are working. They’re helping us keep up our performance during tough, high-demand patches like bad winter weather. We had fewer faults this year than last year. And we invested more than £30m to boost resilience and stop network faults rising like they have in the past.

We’re improving our customer service. There were 29.7% fewer missed appointments than last year (where we were responsible).

Customer satisfaction increased by 3.8% during the year, from a half-year baseline when our measures changed. And our Right First Time programme helped us to beat our targets to improve key service indicators by 3.7%.

Our service for large businesses keeps getting better. We’re providing more Ethernet circuits than ever before, and cutting the backlog of jobs. On average it takes us 40 days to install an Ethernet line, and we fix 95% of Ethernet faults in five hours.

In July 2017, the Competition Appeal Tribunal ruled there were errors in Ofcom’s Business Connectivity Market Review market assessment. So Ethernet MSLs were removed. Ofcom then used emergency powers to reimpose remedies on us – including MSLs – covering the period up to the end of March 2019.

We are currently outperforming four of the six temporary Ethernet

MSLs. We remain concerned that the two remaining MSLs aren’t operationally achievable. We’re making further representations to Ofcom about this but that in no way weakens our resolve to further improve Ethernet service.

Investing for growth

Our ambition is to deliver ultrafast speeds to homes and businesses – using FTTP and Gfast. We’re committed to bringing FTTP to 3m premises by 2020.

We’ll avoid building Gfast, only to rebuild later with FTTP – that would be a waste of money.

Our FTTP technology delivers ultrafast speeds of 1Gbps. It’s the technology of choice for all new homes and businesses. We’ve proposed to industry that 10m homes and businesses could have FTTP by the mid-2020s – under the right conditions. That means cutting the cost of rolling it out, the right market demand, and government support through regulation.

Gfast delivers ultrafast speeds of 300-500Mbps on our existing copper network. It’s a really important part of our ultrafast strategy and we’ll deploy it to millions of UK premises.

For CP customers serving larger businesses, we launched a new managed fibre product – OSA Filter Connect – in April 2018.

Also in April 2018, Ofcom announced its decision not to impose a regulated Dark Fibre product for business connectivity during the period to March 2019.

Investing in our people

More than 30,000 people work for Openreach, including network engineers and planners who look after our access network.

To help us better meet customer demands, we’ve hired 2,392 new engineers this year. This boost in our people has helped us to both deliver beyond our MSLs and reduce missed appointments for a second successive year.

Nearly 300 of these new engineers are focused solely on cutting network faults – contributing this year to 104,400 fewer faults. We trained around 400 as fibre engineers – delivering ultrafast to newly-built properties and government-funded BDUK contracts.

Our people are telling us they’re able to serve our customers better. Our latest people survey showed a 20% increase in pride in our service, and a 17% increase in confidence in the health of our network.

We want our best engineers to stay in the field, developing their skills, delivering for customers and supporting others to do the same.

That’s why this year, in response to engineer feedback, we’ve created and launched Engineering Career Pathways. Part of this is the introduction of a new Senior Engineer role – top engineers who can solve the most complex customer problems and pass on their skills and experience to their teams.

We’ve also modernised our training centres to include more varied and realistic training environments. This helps engineers learn the skills they need to serve customers in lots of different scenarios, in one location. We’re building 12 new fibre training centres – the first of which opened in Bradford in March 2018.

109 Annual Report 2018 BT Group plc

Our customer-facing units continued

Openreach continued

These things, and other interventions to positively influence our culture, have boosted our people’s engagement levels by 17% compared with last year.

Transforming our costs

We’ve continued to review the way we work, simplifying our business to cut the cost of delivery while improving customer experience.

This year we:

–	introduced new ‘connectorised’ technology to make the job of connecting up FTTP simpler. This plug-and-play approach means we can deploy more engineers to build networks and connect customers cheaper and quicker

–	used innovative technologies to speed up network build. Our new mechanised diggers can dig a trench, lay fibre, then fill the trench back in automatically. And we’re using drones to connect up fibre cable in hard-to-reach locations

–	invested in new technology to go inside customer homes. This includes ‘invisible’ cable and extendable plug-ins, which cut the time spent connecting customers to fibre

–	trialled the use of mobile planners who can survey and plan jobs out and about on a tablet – meaning customers wait less time for service

–	launched an engineer accreditation scheme for fibre to help share learning on how to cut the cost of building networks and time to install.

Performance in the year – operating

Our superfast fibre network is now available to more than 27.5m premises. And 9.8m are now fibre customers. We also grew our Ethernet customer base by 11.6%.

Investing in fibre

We’ve helped the government achieve its ambition of making superfast speeds available to 95% of the UK. We’ve done it by over-delivering. We committed to bring superfast speeds to more than 730,000 premises between January and December 2017 (where it wasn’t already available). In fact, we brought speeds of 24Mbps or more to 774,000 premises.

We’re investing heavily in our fibre network. Superfast broadband

(of over 24Mbps) is today available to more than 27.5m homes and businesses nationwide.

Our FTTP network is the UK’s biggest. We delivered more FTTP this year than ever before. Our footprint of 567,000 premises, combined with over 1m on Gfast, means that more than 1.5m premises can get ultrafast.

We’re extending our FTTP rollout to reach 3m premises by the end of 2020. If conditions are right we’ll go well beyond that – bringing the benefits of FTTP to nearly all UK homes and businesses.

To stimulate adoption, we provide free FTTP to all developments of 30+ properties. Since April 2017, 99% of plots on these sites are contracted to be built with FTTP.

110 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Extending our reach

We’ve completed the build of superfast fibre in the BDUK programme to more than 4.8m homes and businesses. To reach more remote communities, we’ve partnered with local bodies and the BDUK programme.

We’ve made available £129m of reinvestment funding, earlier than planned. And we’ve worked with UK Government and local body partnerships to secure further funding to bring fibre to even more homes and businesses.

Our Community Fibre Partnerships programme uses co-funding to deliver high-speed fibre broadband. To date we’ve signed deals with more than 500 communities. And 250 now have superfast and ultrafast access for over 65,000 premises.

We work with communities to secure funding from lots of different sources. They include the Government’s ‘Local Full Fibre Network’ and ‘Better Broadband’ voucher schemes and property developers. We’ve helped more than 60 school communities through our grant scheme to get access to a faster network.

The table below shows how we’re doing against the priorities we set for ourselves last year.

Review of last year’s priorities

What we said	What we did
Connecting Britain to the future

Expand our ultrafast broadband network with Gfast and FTTP, reaching 2m homes and businesses with FTTP by the end of 2020.	We’ve passed 1m premises with Gfast and 567,000 with FTTP. By 2020 our ‘Fibre First’ programme will give FTTP access to 3m premises. And we’re continuing to deliver our Gfast platform at scale.

Work to deploy FTTP using microfibre technology.	We’ve made the most of our existing underground ducts by blowing through microfibre. This means we can build the fibre network more quickly and cheaply.
Delivering a great customer experience

Achieve our RFT goal of 95% on-time installations by the end of 2017, ahead of Ofcom’s Minimum Service Level.	We achieved 95% on-time installations for new lines, significantly ahead of Ofcom’s Minimum Service Level.

Hire 1,500 frontline engineers to further improve service.	This year we hired 2,392 extra frontline engineers.

Drive higher investment in fibre skills and grow our Fibre Academy.	We trained around 400 new recruits as fibre engineers this year. And we modernised our training centres so engineers could learn the right skills.
Working with government and industry

Work with the Government to support its objective for universal broadband coverage.

In December 2017 the Government opted for a broadband Universal Service Obligation (USO) rather than the voluntary offer we’d proposed. We’ll now work closely with them, Ofcom and industry to develop the USO.

Launch a consultation with industry to shape future FTTP plans.	We consulted with customers and announced our ‘Fibre First’ programme. It will bring FTTP to 3m homes and businesses by 2020. We’ll begin building FTTP in eight major cities during 2018.

111 Annual Report 2018 BT Group plc

Our customer-facing units continued

Openreach continued

Performance in the year – financial

Revenue stayed flat. Strong demand for our fibre products was offset by regulatory price cuts and lower copper line rental. EBITDA fell 4% due to higher business rates and pension charges.

Year ended 31 March	2018 £m	2017 £m	2016 £m
Revenue	5,123	5,098	5,100
Operating costs	2,603	2,465	2,441
EBITDA	2,520	2,633	2,659
Depreciation and amortisation	1,360	1,369	1,301
Operating profit	1,160	1,264	1,358
Capital expenditure	1,658	1,573	1,447
Normalised free cash flow	1,048	1,349	1,415

Revenue was flat (2016/17: flat). The 22% growth in fibre broadband was offset by a reduction in our copper line base and regulatory price cuts.

Operating costs went up 6% (2016/17: up 1%) driven mainly by a rise in business rates charged on network assets and higher pension charges.

EBITDA fell 4% (2016/17: 1% fall). Depreciation and amortisation was down 1% (2016/17: up 5%) and operating profit down 8% (2016/17: down 7%).

Capital expenditure was £1,658m, up £85m or 5% (2016/17: up £126m or 9%). This reflects our ongoing investment in fibre broadband speed and coverage which helped us contribute to the Government’s ambition to get superfast to 95% of the UK by December 2017.

This was after gross grant income of £179m (2016/17: £159m) directly related to building the BDUK programme. It was offset by an increase in our grant funding deferral of £110m (2016/17: £185m) because of good fibre broadband take-up.

Normalised free cash flow fell 22% (2016/17: 5%) due mainly to higher operating costs and capital expenditure.

Investment in fibre technology

–	We’ll invest further in FTTP, starting in eight UK cities and building to 10m premises by the mid-2020s (as long as conditions are right).
–	We’ll launch Gfast at scale in the UK to millions of premises, as a critical component of our ultrafast strategy.

Decent broadband for all

–	We’ll support government aims to bring at least 10Mbps broadband speeds to everyone in the UK, and the Scottish Parliament’s aim to deliver 30Mbps speeds in Scotland.
–	Where we can, we’ll deliver superfast or ultrafast speeds higher than the minimum speed.

Improving customer experience

–	We’ll aim to speed up our fibre repair by 3% – ahead of Ofcom’s MSLs.
–	We’ll hire 3,000 extra engineers to support our ‘Fibre First’ initiative to deliver FTTP across the UK.

112 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Openreach performance against service responsibilities

  Improvement       Steady performance – staying focused     Improvement needed – with plans in place to get back on track

	Ofcom minimum standard	Movement	2017/18	2016/17[a]

Home and smaller businesses

Average time to install with an engineer (working days)			13.29	13.65

Average time to install without an engineer (working days)			8.72	9.54

Installations needing an engineer waiting 22 days or longer for an appointment			0.2%	0.24%

Average time for first available appointment date for a new installation (working days)			7.87	7.65

New lines needing an engineer visit not installed 31 days past target date			1.00%	1.32%

Average time to fix faults Maintenance level 1 (working days)			2.14	1.23

Average time to fix faults Maintenance level 2 (working days)			1.66	1.80

Faults not fixed after 31 days or more Maintenance level 1			0.05%	0.55%

Faults not fixed after 31 days or more Maintenance level 2			0.07%	0.64%

Home and smaller business MSLs

New lines installed on time (WLR3)	89%		95.44%	93.50%

New lines installed on time (MPF)	89%		94.41%	93.76%

First available appointment date for a new installation (working days) 12 days or less (WLR3)	79%		92.10%	90.00%

First available appointment date for a new installation (working days) 12 days or less (MPF)	79%		91.90%	92.40%

Faults fixed within agreed time Maintenance level 1	77%		84.88%	83.39%

Faults fixed within agreed time Maintenance level 2	77%		80.37%	78.12%

Larger business MSLs

Average time to install (working days)		n/m	40	n/m

Delivery date certainty		n/m	78.4%	n/m

Circuits provided in 30 working days		n/m	61.1%	n/m

Circuits provided in more than 118 working days		n/m	6.6%	n/m

Faults fixed within agreed time		n/m	95.2%	n/m

n/m – The products and areas that Openreach is regulated in for Business Connectivity services changed in 2017/18, making the comparison not meaningful.

a The figures in last year’s Annual Report were for the fourth quarter, these figures are full-year figures for 2016/17.

113 Annual Report 2018 BT Group plc

Our corporate units
Technology, Service and Operations

TSO is our internal technology unit. It's responsible for creating and operating our networks, platforms and IT systems.

11,700
people

24
countries

97
new inventions

323
New Emergency Services Network sites

Operating performance
We're developing new technologies to transform customer experience

99.999%
Availability in our core broadband network

114 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

We work with each of our customer-facing units. We create new products for them and make sure services evolve to meet their customers’ changing needs. And we make sure BT’s networks and systems stay reliable, resilient and secure.

There are more than 11,700 people in TSO. Most of them work in the UK, but we also have 3,300 people in 24 other countries. This year we hired more than 240 graduates and apprentices.

In the UK, most of our teams are based at Global Development Centres in Belfast, Bristol, Cardiff, Glasgow, London and Adastral Park in Suffolk; as well as Hatfield, Sheffield, Walsall and Oswestry.

Our teams give vital support to the rest of BT.

TSO in action

Mobile coverage

We’ve extended both our 4G and ESN coverage.

 Read more on P36

EE integration

We’ve brought together BT and EE IT systems to reduce costs.

 Read more on P36

Patent filings

We’ve filed 97 applications for new inventions.

 Read more on P37

Products and services

We manage the critical infrastructure for BT’s products, services and internal systems. That means our IT systems, voice, data and TV networks. We also invent, design and develop new services for customers.

Our responsibilities

Responsibilities	What we do

We’re responsible for BT’s technical strategy.	Covering our technology estate, IT systems, processes and networks. Everything we use to deliver our technology capabilities to the rest of BT.

We manage BT’s end-to-end technical delivery processes.	Working with the customer-facing units and BT Group.

We design, test, build and run BT’s main global physical asset – our network and its critical supporting infrastructure.	That includes the group’s broadband, Ethernet, VPN, internet, wi-fi and mobile platforms in the UK. It also includes all non-UK IP, data, voice, multimedia, cloud and transmission platforms.
We also deliver and manage the Emergency Services Network (ESN) contract. You can read more about our networks on page 35.

We design, build, test and run BT’s service and IT platforms.	Supporting services like TV and broadband, interactions with customers, and the services our people use to do their jobs. You can find out more on page 36.

We’re responsible for BT’s R&D and worldwide patent portfolio.	You can read more about our R&D on page 37.

We manage networks for many of the world’s top companies.	These companies depend on us for their communications.

We manage BT’s relationships with standards bodies.	Our job is to make sure national, regional and international standards support our commercial strategy.

115 Annual Report 2018 BT Group plc

Our corporate units continued

Technology, Service and Operations continued

Our responsibilities continued

Responsibilities	What we do

We combine the latest innovations from around the world, with work from our own world-leading researchers.	Running programmes to find new and exciting ways to use technology to generate revenues or cut costs.

We monitor cyber attacks on our networks and systems.	Enhancing our cyber defence capabilities and investing more in automatic detection and prevention systems.

Performance in the year – strategic

TSO helps deliver BT strategy.

We’re responsible for the technology that the rest of the group relies on. We are constantly on the lookout for ways to improve our networks, platforms and IT systems.

Delivering great customer experience

By developing technologies to enable new services (and make existing ones better) we’re transforming our customers’ experience.

We use two sets of measures to monitor how our network and platforms are doing.

This year we’ve improved our broadband performance score. That means broadband customers are getting better service despite higher traffic levels.

We’ve also improved our IT and network service availability score, making it easier for customers to do business with us.

We’ve diverted more than 90m unwanted or nuisance calls for the 2.5m customers using BT Call Protect.

Working with EE, we’ve driven the adoption of eSIM (electronic SIM) technology. Instead of being a removable card, eSIM sits on a chip inside a device – which lets smaller gadgets like watches connect to a mobile network. This technology was instrumental in the launch of the Apple Watch Series 3 on EE’s 4G network. The watch lets wearers leave their phone at home and still be connected.

Investing for growth

We’re investing in our network to provide greater speeds and capacity for our customers.

Thanks to our investments, we were able to satisfy peak demand in our core network of 9.75Tbps this year. And at Glastonbury festival we served EE customers with over 54TB of mobile data, twice as much as the year before.

Transforming our costs

By removing old technologies and consolidating IT equipment we are trimming back our operating costs.

We’ve removed 100 System-X switches from our network – saving 60,000 tonnes of C02 and £6m on energy every year.

In our exchanges we’re continuing to install water-based adiabatic cooling. It’s more energy-efficient than the air-based systems of the past and costs less to run.

Performance in the year – operating

We never stop looking for new ways to maintain and improve our networks and service platforms.

We’ve reduced the group’s energy consumption. There are more details on page 55.

Our customers’ demand for data keeps rising. This year consumer data traffic jumped 45%. We’ve seen sustained, record levels over the last 12 months. So we’ve focused our investments on keeping performance and coverage levels high.

116 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

This year we completed one of the largest ever Global Services migration programmes. We worked with vendors, other service providers and some of our biggest multinational customers – updating network equipment to the latest versions, protecting and securing services for the future.

You can read more on page 35 about the improvements we’ve been making to our network, service and IT platforms.

The table below shows how we’ve done against the priorities we set out in last year’s report.

Review of last year’s priorities

What we said	What we did

Enhance the UK broadband experience.

We’ve upgraded around 935 exchanges and switched more than 309,000 customers to faster broadband services overnight with no impact on their service. These customers now have a better service on more energy-efficient technology that’s cheaper to run.

Extend 4G coverage to support the ESN contract.	We’ve expanded our geographic coverage to over 90%, with 323 new sites deployed for the ESN.

Make our systems more reliable.	We’ve improved our IT and network service availability.

And we’ve achieved 99.999% availability in our core network for broadband customers.

Improving customer experience

–	We’ll continue to drive Right First Time as our quality methodology.
–	We’ll enhance the ways customers can talk to us. We want them to be able to use the internet, mobile apps and Alexa-like voice-based interfaces for service queries.
–	To get deeper customer insights we’ll combine new tools with Big Data techniques.

Innovating for new products and services

–	We will create new converged products that seamlessly blend fixed, mobile and TV.
–	For business customers we’ll offer flexible software-based network solutions with powerful analytical capabilities.
–	We’ll work with industry partners to bring innovative products, services, devices and capabilities to our customers.

Investing in our network

–	We’ll use the latest FTTP innovations to improve how our ultrafast products perform and extend the reach of our NGA network platform.
–	While continuing to lead the way in 4G, we’ll begin deployment of 5G at pace across the country, enabling exciting new opportunities like Smart Cities and Industrial Automation.
–	We will increase network automation using telemetry and model-based technologies. This will improve network provisioning and capacity planning. We’ll also use more artificial intelligence technologies to manage the network.

117 Annual Report 2018 BT Group plc

Group performance

Chief Financial Officer’s introduction

Strong results in EE and BT Consumer were offset by declines in our enterprise units. Our results were also impacted by the settlements we reached in respect of warranty claims under the 2015 EE acquisition agreement and the restructuring costs associated with our transformation programmes.

Alternative Performance Measures

We assess the performance of the group using a variety of performance measures. These measures are not defined under IFRS and are therefore termed ‘non-GAAP’ measures. A reconciliation from these non-GAAP measures to the nearest prepared measure in accordance with IFRS is presented on pages 288 to 290. The alternative performance measures we use may not be directly comparable with similarly titled measures used by other companies.

Reported revenue decreased by 1% to £23.7bn. Our key measure of the group’s revenue trend, underlying revenuea excluding transit, was down 1.0%.

Our reported operating profit, which includes specific items, was up 7%. Our adjustedb operating profit was down 3% reflecting increased pension costs, business rates, sports rights and increased customer investment partly offset by reduced payments to other telecoms operators and cost savings.

Reported profit before tax was up 11% to £2.6bn and adjustedb profit before tax was £3.4bn, down 2%. Reported EPS of 20.5 pence was up 7% and adjusted EPS of 27.9 pence was down 3%.

[a]	Excludes specific items, foreign exchange movements and disposals.
[b]	Before specific items, which are defined on page 288.
[c]	Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments.

Net cash inflow from operating activities was £4.9bn, down 20%, while normalised free cash flowc was £3.0bn, up 7% mainly due to favourable working capital movements.

Our specific items include a charge of £225m in relation to full and final settlements with Deutsche Telekom and Orange in respect of any warranty claims under the 2015 EE acquisition agreement, arising from the issues previously announced regarding our operations in Italy.

The first phase of our restructuring programme, which we announced in May 2017 and which focused principally in Global Services, TSO and Corporate Functions, is firmly on track. We have incurred costs of £241m, removing over 2,800 roles mainly from managerial and back office areas. This restructuring programme delivered savings of £180m in 2017/18.

We also remain firmly on track to deliver our EE integration targets, having delivered a run-rate of £290m of annual cost synergies by the end of 2017/18.

The next phase of our restructuring programme includes transforming BT’s operating model, driving productivity improvements in core UK operations, and repositioning Global Services as a more focused, digital business. This restructuring programme will deliver a reduction of c13,000 roles over three years, and a gross cash cost reduction of £1.5bn in the third year, with costs to achieve of £800m and two-year payback. The cost reductions will help offset near term cost and revenue pressures, provide capacity to invest in value enhancing projects and drive longer term profit growth.

Simon Lowth

Chief Financial Officer

9 May 2018

118 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Group performance

Summary financial performance for the year

Performance against our outlook

We achieved the financial guidance we set out at the beginning of the year for adjusted EBITDA and exceeded it for normalised free cash flow. We were below our outlook of broadly flat for underlying revenue excluding transit.

2017/18 performance against our outlook

	Outlook provided in May 2017	Result
Change in underlying revenue excluding transit[a]	Broadly flat	(1.0)%
Adjusted EBITDA[a]	£7.5bn–£7.6bn	£7.5bn
Normalised free cash flow[a]	£2.7bn–£2.9bn	£3.0bn

Reported revenue decreased by 1% to £23.7bn. Underlying revenue excluding transit was down 1.0%, which was below our outlook of broadly flat.

Adjusted EBITDA decreased 2% to £7.5bn. This was within our outlook of £7.5bn–£7.6bn.

Normalised free cash flow was £3.0bn, up 7% and above our original outlook, mainly due to favourable working capital movements.

Change in underlying revenue[a,b,c]	Down c2%
Adjusted EBITDA[a,c]	£7.3bn–£7.4bn
Capital expenditure[d]	c£3.7bn
Normalised free cash flow[a]	£2.3bn–£2.5bn

Revenue

Year ended 31 March

Cash flow

Year ended 31 March

Profit

Year ended 31 March

Net debt

At 31 March

[a]	Defined on pages 288 to 290.
[b]	Including transit, but excluding specific items, foreign exchange movements and the effect of acquisitions and disposals.
[c]	On an IAS 18 basis.
[d]	Excluding BDUK clawback.
[e]	Items presented as adjusted are stated before specific items. See page 288 for further details.
[f]	Calculated as though EE had been part of the group from 1 April 2015. From 2016/17, no separate measure is shown as EE was part of the group for the full years and there is no difference to the adjusted measures.
[g]	See definition on page 289 and summarised cash flow statement on page 123.

119 Annual Report 2018 BT Group plc

Group performance continued

Summary financial performance for the year continued

Outlook for 2018/19

For 2018/19, we expect underlying revenue to be down around 2% year on year mainly as a result of significant regulatory price reductions in Openreach, along with the possible consequential impacts on non charge controlled products. We also expect an impact from our decision to de-emphasise lower margin products, particularly in the enterprise businesses.

Following tougher minimum service levels and significant regulatory price reductions for Openreach coming into effect in 2018/19, along with the possible consequential impacts on non charge controlled products, adjusted group EBITDA in 2018/19 is expected to be in the range £7.3bn to £7.4bn.

Reported capital expenditure, excluding BDUK clawback, is expected to be around £3.7bn in 2018/19 and then to remain at that level in 2019/20 (on an IAS 17 basis) as the business increases network investment through Openreach’s Fibre First

Earnings per share

Year ended 31 March

Proposed full year dividend

Year ended 31 March

15.4p

2018

15.4p

2017

programme and further 4G and 5G mobile network build. Having delivered normalised free cash flow in 2017/18 of £2,973m, almost £200m above the midpoint of our outlook, we expect normalised free cash flow for 2018/19 to be in the range £2.3bn to £2.5bn.

We have a comprehensive transformation programme in place to improve our operational and financial performance in what remains a competitive market environment, and we are increasing investment to drive convergence and sustain our network leadership. We are confident in our strategy and the benefits we expect from the decisive actions we are taking to strengthen our competitive position.

However, given the current market and regulatory headwinds and our investment plans, the Board has decided to hold the dividend unchanged for this year at 15.4p per share. The Board also expects to hold the dividend unchanged in respect of the next two financial years, given our outlook for earnings and cash flow over this period.

The Board remains committed to our dividend policy, which is to maintain or grow the dividend each year whilst reflecting a number of factors including underlying medium-term earnings expectations and levels of business reinvestment.

From this year, 2018/19, the interim dividend per share will be fixed at 30% of the prior year’s full year dividend per share.

We expect to buy back only a small number of shares, in connection with our employee share plans, in 2018/19 following the £221m purchased in 2017/18. This was in excess of the £100m initially expected for the 2017/18 buyback as we decided to take advantage of market conditions and the opportunity to purchase a significant number of shares in a single transaction by participating in the Orange offering in the first half of the year.

Transforming our costs

The first phase of our restructuring programme, which we announced in May 2017 and which focused principally in Global Services, TSO and Corporate Functions, is firmly on track. We have incurred costs of £241m, removing over 2,800 roles mainly from managerial and back office areas. This restructuring programme delivered savings of £180m in 2017/18.

We also remain firmly on track to deliver our EE integration targets, having delivered a run-rate of £290m of annual cost synergies by the end of 2017/18.

Our strategy will drive sustainable growth in value by focusing on delivering differentiated customer experiences, investing in integrated network leadership, and transforming our operating model. The next phase of our restructuring programme will deliver the transformation of our operating model. It will include driving productivity improvements in core UK operations, focusing on around 30 modern, strategic sites in the UK, and repositioning Global Services as a more focused, lower cost, digital business. This restructuring programme will deliver a reduction of c13,000 mainly back office and middle management roles over three years, and a gross cash cost reduction of £1.5bn in the third year, with costs to achieve of £800m and two-year payback. The cost reductions will help offset near term cost and revenue pressures, drive longer term profit growth, and provide the capacity to invest in value enhancing projects, including the recruitment of c6,000 new employees to support network deployment and customer service.

[a]	Items presented as adjusted are stated before specific items. See page 288 for details.

120 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Summarised income statement

Year ended 31 March Before specific items	2018 £m	2017 £m	2016 £m
Revenue	23,746	24,082	18,879

Operating costs[a]	(16,241)	(16,437)	(12,420)
EBITDA	7,505	7,645	6,459

Depreciation and amortisation	(3,514)	(3,510)	(2,631)
Operating profit	3,991	4,135	3,828

Net finance expense	(546)	(594)	(483)

Associates and joint ventures	(1)	(9)	6
Profit before taxation	3,444	3,532	3,351
Taxation	(671)	(663)	(607)
Profit for the year	2,773	2,869	2,744

Revenue

Reported revenue, which includes specific items, was down 1%. Adjusted revenue was also down 1% at £23,746m. Both of these decreases were driven by challenges in our enterprise businesses, particularly in Global Services where ongoing challenging market conditions and lower IP Exchange volumes and equipment sales, weighed on our results.

We had an £87m favourable impact from foreign exchange movements and a £157m reduction in transit revenue. Excluding these, underlying revenue excluding transit was down 1.0% (2016/17: down 0.2%) which is below our expectation of being broadly flat in the current year.

BT Consumer revenue was up 3% due to strong growth in mobile, broadband, TV and sport. EE revenue was up 4% due to strong postpaid and fixed broadband revenue growth. Openreach revenue was flat with growth in fibre broadband offset by a reduction in copper line base and regulatory price cuts. Revenue was down 5% in Wholesale and Ventures as a result of market decline in legacy products partially offset by growth in Ventures. Business and Public Sector underlying revenue excluding transit was down 4% due to the decline in the fixed voice market and lower equipment sales, partially offset by continued growth in mobile and networking. Global Services’ underlying revenue excluding transit was down 8% reflecting ongoing challenging market conditions, lower IP exchange volumes and equipment sales in line with our strategy to reduce low margin business.

You can see a full breakdown of reported revenue by major product and service category in note 4 to the consolidated financial statements.

Operating costs

Reported operating costs were down 3% while adjusted operating costs before depreciation and amortisation decreased 1%.

Our adjusted operating costs before depreciation and amortisation were £16,241m, down £196m (2016/17: up

£4,017m) driven by decline in volumes and cost savings partially offset by increased investment in mobile devices, customer experience, higher business rates and pension costs. The increase in 2016/17 reflects the impact of the acquisition of EE.

Operating costs before depreciation,

amortisation and specific items

Year ended 31 March

Net labour costs increased by 3% due to pay inflation, a higher pension operating charge and investment in right-shoring, partially offset by efficiencies and lower leavers’ costs. Payments to telecommunications operators (POLOs) were down 13% due to lower IP exchange volumes. Property and energy costs were up 7% due to higher business rates. Network, operating and IT costs were down 2% and programme rights charges increased by £49m to £763m, primarily reflecting our investment in BT Sport. For the group, other operating costs were down £101m or 2%, primarily reflecting lower revenue in our business and wholesale activities.

2017/18 operating costsc

You can see a detailed breakdown of our operating costs in note 5 to the consolidated financial statements.

a Excluding depreciation and amortisation.

b Includes all other movements in costs.

c Excluding depreciation, amortisation and specific items.

121 Annual Report 2018 BT Group plc

Group performance continued

Summary financial performance for the year continued

EBITDA

Adjusted EBITDA, which is before specific items, was down 2% at £7.5bn, which is in line with our 2017/18 outlook. This reflects the decline in volumes in our business and wholesale activities, higher business rates and pension costs, partly offset by cost savings.

You can see further details for EBITDA for the customer-facing units on pages 72 to 117.

Specific items

As we’ve explained on page 118, in this performance review we primarily explain our results before specific items reflecting the way we measure the sustainable performance of our business.

The table below outlines items we’ve treated as specific items:

Year to 31 March	2018 £m	2017 £m	2016 £m
Specific revenue

Italian business investigation	–	22	–

Regulatory matters	23	(2)	(203)

EE fair value adjustment	–	–	70
Specific revenue	23	20	(133)
Specific operating costs
EE acquisition warranty claims	225	–	–

Restructuring charges	241	–	–

EE acquisition and integration costs[a]	46	215	116

Property rationalisation costs	28	–	29

Regulatory matters	26	481	203

Italian business investigation	22	238	–

Out of period irrecoverable VAT	–	30	–

Profit on disposal of businesses	(1)	(16)	–
Specific operating costs	587	948	348
Specific net finance expense	218	210	229
Tax credit	(87)	(217)	(166)
Net specific items charged after tax	741	961	278

a 2017/18 and 2016/17 costs wholly relate to integration.

This year, specific items resulted in a net charge after tax of £741m (2016/17: £961m).

During the year, we reached full and final settlements with Deutsche Telekom and Orange in respect of any warranty claims arising under the 2015 EE acquisition agreement, arising from the issues previously announced regarding our operations in Italy. We recognised a £225m (2016/17: £nil) specific item charge for these full and final settlements. We also recognised £22m for investigation costs into our Italian business.

We’ve incurred restructuring charges of £241m (2016/17: £nil) in relation to our cost transformation programme.

We’ve reassessed our regulatory risk provision in light of recent regulatory decisions by Ofcom. Accordingly we have recognised £49m (2016/17: £479m) of net costs in relation to regulatory matters.

We incurred £46m of EE integration costs (2016/17: £215m). The costs include EE integration related restructuring and leaver costs in the year.

In addition to the above, we also treated a number of other items as specific, such as the net interest expense on pensions of £218m (2016/17: £209m). The increase from 2016/17 mainly reflects an increase in the BT Pension Scheme deficit over the year to 31 March 2017 partly offset by a lower discount rate as at 31 March 2017.

The tax credit on specific items was £87m (2016/17: £217m).

You can see details of all revenue and costs that we have treated as specific items in the income statement in the last three years in note 8 to the consolidated financial statements.

Profit before tax

Reported profit before tax (which includes specific items) was up 11% to £2,616m while adjusted profit before tax was down 2% at £3,444m.

We discuss depreciation, net finance expense and tax in later sections of this performance review.

Earnings per share

Reported earnings per share, which includes specific items, was 20.5p, up 7%, while adjusted earnings per share decreased 3% to 27.9p.

Adjusted earnings per share is one of our key performance indicators (see pages 24 and 25) and has decreased by 12% over the past two years. The graph below shows the key drivers of this decrease.

Adjusted earnings per share

Year ended 31 March

122 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Dividends

The Board is proposing a final dividend to shareholders of 10.55p. This brings the full year dividend to 15.4p, unchanged from the prior year, and compares with an increase in the 2016/17 full year dividend of 10%. It will be paid, subject to shareholder approval, on 3 September 2018 to shareholders on the register on 10 August 2018.

Dividends per share

Year ended 31 March

We have a comprehensive transformation programme in place to improve our operational and financial performance in what remains a competitive market environment, and we are increasing investment to drive convergence and sustain our network leadership. We are confident in our strategy and the benefits we expect from the decisive actions we are taking to strengthen our competitive position.

However, given the current market and regulatory headwinds and our investment plans, the Board has decided to hold the dividend unchanged for this year at 15.4p per share. The Board also expects to hold the dividend unchanged in respect of the next two financial years, given our outlook for earnings and cash flow over this period.

The Board remains committed to our dividend policy, which is to maintain or grow the dividend each year whilst reflecting a number of factors including underlying medium-term earnings expectations and levels of business reinvestment.

From next year, 2018/19, the interim dividend per share will be fixed at 30% of the prior year’s full year dividend per share.

We’ve set out our dividend expectations for 2018/19 in our Outlook on page 119.

Cash flow

We generated a net cash inflow from operating activities of £4,927m and normalised free cash flow of £2,973m, up £191m or 7%, which is above our outlook for the year, mainly due to working capital phasing.

Free cash flow

Normalised free cash flow increased 7% to £2,973m, mainly due to favourable working capital phasing.

The net cash cost of specific items was £828m (2016/17: £205m). This included payments related to the settlement of warranty claims arising from the 2015 EE acquisition agreement of £225m (2016/17: £nil), regulatory payments of £267m (2016/17: £3m) primarily reflecting payments in respect of

Deemed Consent, restructuring payments of £193m (2016/17: £51m) and EE integration cost payments of £54m (2016/17: £72m).

Summarised cash flow statement

Year ended 31 March Before specific items	2018 £m	2017 £m	2016 £m

EBITDA	7,505	7,645	6,459

Capital expenditure[a]	(3,341)	(3,119)	(2,431)

Net interest	(548)	(622)	(541)

Taxation[b]	(582)	(661)	(459)

Working capital movements	(170)	(382)	(12)

Other non-cash and non-current liabilities movements	109	(79)	82
Normalised free cash flow	2,973	2,782	3,098

Cash tax benefit of pension deficit payments	109	110	203

Payments in respect of acquisition of spectrum	(325)	–	–

Specific items	(828)	(205)	(232)
Free cash flow	1,929	2,687	3,069

Pension deficit payments	(872)	(274)	(880)

Dividends	(1,523)	(1,435)	(1,075)

Disposals and acquisitions	(23)	51	(3,379)

Share buyback programme	(221)	(206)	(315)

Proceeds from issue of own shares	53	70	90
(Increase) reduction in net debt from cash flows	(657)	893	(2,490)
Net debt at 1 April	(8,932)	(9,838)	(5,113)

(Increase) reduction in net debt from cash flows	(657)	893	(2,490)

Non-cash movements	(38)	13	(2,235)
Net debt at 31 March	(9,627)	(8,932)	(9,838)

a Net of government grants.

b Excluding cash tax benefit of pension deficit payments.

Free cash flow, which includes specific item outflows of £828m (2016/17: £205m), payments in respect of the acquisition of spectrum of £325m (2016/17: £nil) and a £109m (2016/17: £110m) tax benefit from pension deficit payments, was £1,929m (2016/17: £2,687m). We made pension deficit payments of £872m (2016/17: £274m) and paid dividends to our shareholders of £1,523m (2016/17: £1,435m).

We spent £221m (2016/17: £206m) on our share buyback programme to help counteract the dilutive effect of our all-employee share option plans maturing. This includes the £200m spent following a sell-down by Orange of its BT shares which we took advantage of given the current market conditions and the opportunity to purchase a significant number of shares in a single transaction. Exercises of share options generated proceeds of £53m (2016/17: £70m).

You can see a reconciliation to normalised free cash flow from the net cash inflow from operating activities, the most directly comparable IFRS measure, on page 289.

123 Annual Report 2018 BT Group plc

Group performance continued

Summary financial performance for the year continued

Capital expenditure

We continue to invest in our strategy of network leadership, across both fixed and mobile networks, to deliver differentiated customer experience and transform our cost base.

For the year, our capital expenditure, inclusive of net grant deferral was £3,522m (2016/17: £3,454m, 2015/16: £2,622m). The table below shows the split of our investments by major category.

Capital expenditurea

Year ended 31 March

[a]	Capacity/network includes BDUK grant funding deferral of 2017/18: £112m, 2016/17: £188m and 2015/16: £229m.
[b]	The comparative information of the current period results has been revised to reflect the latest internal categorisation.
[c]	2016/17 is the first full year including EE Ltd.

In recent years we’ve prioritised our capital expenditure to underpin our strategy, and to expand coverage and capacity whilst enhancing the speed and resilience of both our fixed access network and our mobile network. Key investments in 2017/18 include:

Capacity/network investment, proactive investment in our integrated network to:

–	improve the coverage and reliability of our superfast broadband network, including extending the reach of superfast broadband to rural areas under the BDUK programme. We’ve now passed more than 27.5m homes and businesses representing over three-quarters of UK premises
–	increase the deployment of ultrafast broadband, across both FTTP and Gfast technologies, with over 1.5m of ultrafast homes to date
–	enhance and expand our mobile network coverage, speed and capacity, including the delivery of the ESN contract
–	deliver a truly integrated network that supports converged products and services.

Customer driven investment that directly

generates revenue from:

–	continued development of customer contract-specific infrastructure for our UK and global clients
–	deployment of Ethernet and broadband connections for homes and businesses, including reduction in the existing workstacks.

Systems/IT investments that develop:

–	differentiated customer experience
–	new products and services
–	transformation initiatives to drive cost savings.

Non-network infrastructure that covers, for example:

–	investment in our property estate
–	power and cooling investments to drive energy savings
–	specialist vehicle replacement.

Capital expenditure was £3,522m (2016/17: £3,454m). This consists of gross expenditure of £3,596m (2016/17: £3,426m) which has been reduced by net grant funding of £74m (2016/17: £28m increase in net grant deferral). We have recognised gross grant funding of £168m (2016/17: £160m) in line with network build, re-invested grant funding of £18m (2016/17: £nil) and also deferred £112m (2016/17: £188m) of the total grant funding to reflect an increase in the base case take-up assumption to 41% following our review of the level of customer take-up. The increase in take-up assumption shows the high demand on our fibre network driven by customers taking advantage of faster speeds to consume more data. Grant funding deferral repaid throughout the year was £4m, giving a balance at 31 March 2018 of £536m (Q4 2016/17: £446m).

Of the total group capital expenditure, £90m (2016/17: £69m) is related to the integration of EE. Additionally, £154m (2016/17: £272m, 2015/16: £248m) was invested outside of the UK. Capital expenditure contracted but not yet incurred was £993m at 31 March 2018 (2016/17: £889m, 2015/16: £922m).

Depreciation and amortisation

Depreciation and amortisation is flat at £3,514m (2016/17: £3,510m, 2015/16: £2,631m).

124 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Net debt

Net debt increased by £695m to £9,627m, reflecting our investments for the future of our business including research and development, sports and TV content, supporting our pension funds and funding our share buyback programme. We have also paid progressive dividends to our shareholders.

Gross debt, translated at swap rates and excluding fair value adjustments, at 31 March 2018 was £13,175m. This comprises term debt of £12,401m, finance leases of £219m and other loans of £555m.

Debt maturities in June 2017, December 2017 and January 2018 resulted in a total cash outflow of £1,399m.

We issued bonds of £2,025m in June 2017 and £1,728m in November 2017 to generate funding for general corporate purpose. These issuances have resulted in an increase in our current investments and cash and cash equivalents to £3,550m.

The table below shows the key movements in net debt over the past two years.

125 Annual Report 2018 BT Group plc

Group performance continued

Summary financial performance for the year continued

Financing and debt maturity

The main source of our cash inflow in recent years has been the cash generated from our operations.

During the year we cancelled a £1.5bn committed facility. This facility provided us with a bridge to capital market issuance and was cancelled in June 2017 when we issued Euro bonds in the debt capital markets. Our £2.1bn facility with 14 high quality syndicate banks (£150m each) remains undrawn at 31 March 2018. This facility matures in September 2021.

We have term debt of £1,406m, at swap rates, and other debt of £575m maturing in 2018/19.

Net finance expense

Reported net finance expense has decreased £40m to £764m. Adjusted net finance expense of £546m also decreased by £48m.

We’ve shown below an overview of our average gross debt, investments and cash balances, and net debt and the related weighted average interest rates over the past three years. The weighted average interest rate on net debt reduced from 5.9% to 5.8% as the new debt issuances are at a lower rate than the existing debt.

You can see a reconciliation of net finance expense to net interest cash outflow in note 26 to the consolidated financial statements.

Year ended 31 March Before specific items	2018 £m	2017 £m	2016 £m
Average gross debt	12,462	12,217	9,030

Weighted average interest rate on gross debt	4.2%	4.6%	5.4%

Average investments and cash balances	3,528	2,817	2,616

Weighted average interest rate on investments	0.2%	0.3%	0.4%

Average net debt	8,934	9,400	6,414

Weighted average interest rate on net debt[a]	5.8%	5.9%	7.4%

[a]	Excludes interest relating to unwinding of discount on provisions and derivatives not in a designated hedge relationship.

Taxation

Our effective tax rate before specific items was 19.5% (2016/17: 18.8%). We paid income taxes of £473m (2016/17: £551m).

Our tax contribution

Our tax strategy sits at the heart of our business responsibility agenda. It ensures that we pay our fair share of taxes back into the societies in which we operate, and that we conduct our tax affairs ethically and with integrity. It is published at btplc.com/Purposefulbusiness/Ourapproach/Ourpolicies/ BTTaxReport2018.pdf.

We are proud to be a major contributor of taxes to the UK economy. In 2017 we bore UK taxes of £1,065m and collected £2,956m of taxes. The One Hundred Group 2017 Total Tax Contribution Survey ranked us as the 5th highest contributor in the UK.

We paid UK corporation tax of £374m. We benefited from £111m of EE’s historical tax losses (2016/17: £117m) and £217m from tax deductions associated with employee pension and share schemes (2016/17: £110m).

126 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Tax expense

Our tax expense recognised in the income statement before specific items was £671m (2016/17: £663m). In addition we recognised a £345m tax expense (2016/17: £445m credit) in the statement of comprehensive income, principally in relation to our pension scheme.

We expect our income statement effective tax rate before specific items to be around the UK rate of corporation tax, as the majority of our business occurs in the UK. In the current year, our rate has been increased by the impact of US tax reform.

The UK tax rate will fall from 19% to 17% on 1 April 2020, which should reduce our expected effective tax rate. Recognition of further deferred tax assets on historical overseas tax losses would also reduce our future rate. Changes to our estimates of uncertain tax positions may increase or reduce our future rate.

Year ended 31 March Before specific items	2018%	2017%	2016%
Tax at UK statutory rate	19.0	20.0	20.0

Non-UK results taxed at different rates	0.2	0.3	(0.2)

Net permanent differences	0.6	0.7	0.3
	19.8	21.0	20.1

Changes to prior year estimates	(0.1)	(1.1)	(2.5)

Deferred tax accounting for non-UK losses	(0.2)	(1.1)	0.5
Effective tax rate	19.5	18.8	18.1

We have booked a tax benefit of £37m in respect of UK patent incentives (2016/17: £39m).

Key tax risks

Our key uncertainties are whether EE’s tax losses will be available to us, whether our intra-group trading model will be accepted by a particular tax authority and whether intra-group payments are subject to withholding taxes.

Additionally we have extensive and long standing UK operations that necessarily require the use of estimates in calculating our tax liabilities. We routinely work with HMRC to validate these estimates.

Tax losses

We have an asset on our balance sheet of £183m relating to tax losses. This relates mainly to historical tax losses acquired with EE. We expect to be able to use this against future profits of EE.

In addition we have £4.0bn of income tax losses that we’ve not given any value to on our balance sheet. We might be able to use these losses to offset future profits, however we currently do not consider this probable. We also have £16.9bn of UK capital losses, which we have no expectation of being able to use.

We’ve given more details in note 9 to the consolidated financial statements.

Summarised balance sheet

Our balance sheet reflects our significant investment in the network infrastructure assets that are the foundation of our business, as well as the working capital with which we manage our business day by day. It also reflects the longer-term strategy with which we finance our investment, and our obligation to the pension funds.

At 31 March	2018 £m	2017 £m	Movement £m
Property, plant & equipment, software and telecommunications licences	21,283	20,884	399

Goodwill and other intangible assets	10,164	10,643	(479)

Other non-current and current assets	2,350	3,067	(717)

Trade and other receivables	4,331	4,195	136

Investments, cash and cash equivalents	3,550	2,048	1,502
Total assets[a]	41,678	40,837	841
Loans and other borrowings	(14,275)	(12,713)	(1,562)

Trade and other payables	(7,168)	(7,437)	269

Other current and non-current liabilities	(2,246)	(2,398)	152

Provisions	(1,055)	(1,161)	106

Deferred tax liability	(1,340)	(1,240)	(100)

Pensions, net of deferred tax	(5,290)	(7,553)	2,263
Total liabilities	(31,374)	(32,502)	1,128
Total equity	10,304	8,335	1,969

[a]	Excluding deferred tax asset relating to BT’s defined benefit pension schemes.

Our core fixed and mobile network infrastructure is included within property, plant and equipment, software and telecommunications licences. These assets were held at a net book value of £21.3bn at 31 March 2018. The net increase of £399m in the year primarily reflects capital expenditure of £3,522m exceeding the related depreciation and amortisation charge of £3,134m.

Goodwill and other acquisition-related intangible assets decreased by £479m, primarily reflecting the amortisation of customer relationships.

127 Annual Report 2018 BT Group plc

Group performance continued

Summary financial performance for the year continued

We review the recoverable amounts of goodwill annually across our cash generating units which hold goodwill, which are BT Consumer, EE, Business and Public Sector, Global Services, and Wholesale and Ventures, and are satisfied that these support the carrying value of goodwill (see note 12 to the consolidated financial statements).

Other non-current and current assets and liabilities relate primarily to our financial instruments, which we’ve described in note 27 to the consolidated financial statements.

Trade and other receivables increased by £136m to £4,331m while trade and other payables of £7,168m were £269m lower. Investments, cash and cash equivalents, loans and other borrowings are reconciled to net debt of £9,627m in note 25 to the consolidated financial statements. We’ve discussed net debt on page 125.

Provisions decreased by £106m to £1,055m mainly due to a decrease in regulatory provisions due to Deemed Consent payments made during the year. We have a significant property portfolio which includes both office buildings and former telephone exchanges (see page 37). Property provisions, which mainly comprise onerous lease provisions, amounted to £294m. There are also asset retirement obligations of £71m relating to leased mobile sites forming part of the EE network. You can find more information about these provisions in note 19 to the consolidated financial statements.

We’ve shown deferred tax movements in note 9 to the consolidated financial statements. Pensions, net of deferred tax, decreased by £2.3bn to £5.3bn and are discussed below.

Pensions

Overview

We provide a number of retirement plans for our employees:

–	The BT Pension Scheme (BTPS), a defined benefit plan in the UK, is the largest of these plans. Although closed to new members since 2001, at 31 March 2018 the BTPS had around 30,000 active members, 202,500 pensioners and 60,500 deferred members. In March 2018, BT announced the closure of Sections B and C of the BTPS to future benefit accrual (which represents over 99% of the BTPS active membership), having reached agreement with the relevant Unions. BT currently expects to close the BTPS to future accrual from 30 June 2018 when employees will join the BT Retirement Savings Scheme (BTRSS), for future pension accrual.
–	The BTRSS is a contract-based, defined contribution arrangement operated by Standard Life. This is the current arrangement for UK employees who joined BT after 1 April 2001. It has around 35,000 active members. As part of the recent review of pension benefits, BT will increase its standard maximum contribution rate to 10% for employees building up benefits in the BTRSS, taking effect from 1 June 2018.
–	EE operates the EE Pension Scheme (EEPS), which has a defined benefit section that is closed to future accrual and a defined contribution section which has around 11,500 active members.
–	We also maintain retirement arrangements around the world with a focus on these being appropriate for the local market and culture.

The BTPS, BTRSS and EEPS are not controlled by the Board. The BTPS and EEPS are managed by separate and independent Trustee bodies while savings in the BTRSS are managed directly by members.

Details of the governance of the BTPS, its financial position and the performance of its investments are available in the BTPS Annual Report published by the Trustee in October 2017, on the BTPS Trustee website (btpensions.net).

We’ve given more information on our pension arrangements, on the funding and accounting valuations and the recent review of pensions benefits in note 20 to the consolidated financial statements.

128 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

BTPS funding valuation and future funding obligations

The funding of the BTPS is subject to legal agreement between BT and the Trustee of the BTPS and is determined at the conclusion of each triennial valuation. The most recent triennial funding valuation at 30 June 2017 and the associated deficit contribution plan was agreed with the Trustee in May 2018.

At 30 June 2017, the market value of assets was £49.1bn and the funding deficit was £11.3bn. There are a wide range of assumptions that could be adopted for measuring pension liabilities. Legislation requires that this deficit is based on a prudent view – for example, assuming a lower future investment return than might be expected in practice.

The deficit will be met over a 13 year period, maintaining the remaining period of the previous recovery plan. The deficit contributions have three components:

–	Payments within the three years to 31 March 2020 totalling £2.1bn, in line with the amount due under the previous recovery plan. £850m of this was paid in March 2018 and the remaining £1,250m is to be paid by 30 June 2019.
–	A further £2.0bn contribution, due to be funded from the proceeds of the issuance of bonds which will be held by the BTPS. The bonds will be issued as soon as practicable.
–	For the 10 years from 1 April 2020 to 31 March 2030, annual payments of around £900m.

Accounting position under IAS 19

The accounting deficit, net of tax, decreased over the year from £7.6bn to £5.3bn. The movements in the deficit for the group’s defined benefit plans are shown below.

Key movements in IAS 19 deficit

The actual investment return in the year to 31 March 2018 of around 2.4% was broadly in line with the discount rate assumption at 31 March 2017.

The actuarial gain on liabilities in 2017/18 was largely driven by an update to the discount rate model to better reflect yields on corporate bonds, reducing the liabilities by £2.1bn. Further detail is set out on page 241.

129 Annual Report 2018 BT Group plc

Group performance continued

Summary financial performance for the year continued

Contractual obligations and commitments

We’ve shown in the table below our principal undiscounted contractual financial obligations and commitments at 31 March

2018. You can see further details on these items in notes 20, 25 and 30 to the consolidated financial statements.

At 31 March 2018	Total £m	Less than 1 year £m	Between 1 and 3 years £m	Between 3 and 5 years £m	More than 5 years £m
Loans and other borrowings[a]	13,983	2,254	2,492	1,469	7,768

Finance lease obligations	219	18	32	38	131

Operating lease obligations	6,597	600	1,063	949	3,985

Capital commitments	993	977	15	1	–

Other commitments	362	213	141	8	–

Device purchase commitments	262	260	2	–	–

Programme rights commitments	2,823	–	663	1,703	457

Pension deficit obligations	12,374	2,025	2,191	1,808	6,350
Total	37,613	6,347	6,599	5,976	18,691

a Excludes fair value adjustments.

We have unused committed borrowing facilities totalling £2.1bn. We expect that these resources and our future cash generation will allow us to settle our obligations as they fall due.

Adoption of new accounting standards

IFRS 15 ‘Revenue from Contracts with Customers’

We adopted this standard on a modified retrospective basis. This means that on adoption we will recognise the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings at 1 April 2018, ie the date of initial application. We are in the process of finalising the impact on transition at 1 April 2018 but we have estimated this will produce a cumulative increase in retained earnings of between £1.1bn and £1.5bn before tax. The corresponding impact will primarily be recorded as a contract asset and will lead to additional one-off cash tax payments equally split between 2018/19 and 2019/20.

IFRS 16 ‘Leases’

IFRS 16 ‘Leases’ will be effective for BT from 1 April 2019. We are planning to adopt IFRS 16 on a modified retrospective basis and the group will recognise the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings at 1 April 2019. We are still in the process of quantifying the implications of this standard. However, our operating lease obligations set out in the table opposite, which are currently off balance sheet, will be valued in accordance with the requirements of IFRS 16 and recorded on balance sheet after adoption, along with a corresponding right of use asset.

IFRS 9 ‘Financial Instruments’

IFRS 9 ‘Financial Instruments’ will be adopted concurrently with IFRS 15 and on the same basis. With the exception of the impact of recording expected lifetime losses on recognised IFRS 15 contract assets we do not expect the standard to have a material impact on our results. The effect of expected lifetime losses after IFRS 15 adoption has been included in the cumulative impact on retained earnings in the IFRS 15 section above.

More detail over our approach to these new standards is outlined in note 1 to the consolidated financial statements.

130 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT | GOVERNANCE | FINANCIAL STATEMENTS | ADDITIONAL INFORMATION

Governance

We believe that effective corporate governance is critical to delivering our strategy and creating long-term value for our shareholders. As well as implementing improvements in governance in Italy, Global Services and at group level, we've refreshed our governance framework to support the clear and consistent delegation of authority from our Board to senior levels of the organisation and beyond. This will enable faster, better decision making and help us live up to our values – Personal, Simple, Brilliant, in everything we do.

Our Board
Our directors' skills and experience, together with their wide range of backgrounds, help them constructively challenge BT's management, set the group's strategy and oversee its performance.

Our committees
The Board passes certain responsibilities and authorities to a number of Board committees. We report on their important work later in this section.

Our governance framework
Our governance and internal control framework helps the Board exercise proper oversight whilst retaining overall accountability.

Our corporate governance statement
We're committed to following industry-leading best practice, maintaining the highest standards of business integrity, ethics, financial reporting and corporate governance in everything we do. The directors consider that throughout the year BT has complied with the provisions of the current UK Corporate Governance Code (the Code) and applied the main principles of the Code as described on pages 131 to 188 of this report.

The directors submit their report and the audited financial statements of the company, BT Group plc, and the group, which includes its subsidiary undertakings, for 2017/18. BT Group plc is the listed holding company for the BT group of companies. Its shares are listed on the London Stock Exchange, and on the New York Stock Exchange in the form of American Depositary Shares.

The Code and associated guidance are available on the Financial Reporting Council website at **frc.org.uk**

Chairman’s governance report

“We have embraced change and transformation across many areas of the business, and I believe BT is well positioned both to address its immediate challenges and to plan for the future.”

First, I would like to thank my predecessor, Sir Mike Rake, for the support and guidance he provided to me in my role as non-executive director before I became chairman on 1 November 2017. Sir Mike left a legacy of strong corporate governance and, before he left, had started to implement a number of important reforms I’ve been proud to continue and expand. We are already starting to see the positive effects of these across our business.

The Board adopted a refreshed set of delegations of authority. This has created clearer personal accountability and enabled better decision making at the top of the business. We are embedding the same principles across the group. The Executive Committee has replaced the Operating Committee, advising the chief executive or his delegate on the decisions for which they are individually accountable.

We have also created the BT Investment Board to provide recommendations and input to support the chief executive with his decision making on investment proposals.

As part of the DCR settlement with Ofcom, we have successfully created a more independent Openreach. Our agreement with Ofcom enhances the independence of the Openreach board, whilst maintaining the unit as an integral part of our business. We have created the BT Compliance Committee as a sub-committee of the Audit & Risk Committee to help ensure BT delivers the intended outcomes of the DCR settlement. As we look ahead, I believe we are in a strong position to address regulatory and structural challenges.

We have progressed well with our integration of EE into the BT group, to the point that we have agreed with Deutsche Telekom that the Integration Committee is no longer needed. The Integration Committee was therefore dissolved in October 2017.

Karen Richardson and Tony Ball will step down from the Board at the end of the 2018 AGM. I would like to thank Karen and Tony for their significant contribution to BT. We have begun a search process to replace the skills and experience that Karen and Tony bring to the Board, and will continue to strengthen our succession plans for the years ahead.

I would also like to thank the Board and executive team for all their efforts this year. We have embraced change and transformation across many areas of the business, and I believe BT is well positioned both to address its immediate challenges and to plan for the future. Indeed, I’m looking forward to the role we will all play in delivering this.

Jan du Plessis

Chairman

9 May 2018

132 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Our governance framework

Our governance framework is designed to support timely, effective decision making throughout our organisation.

The Board

The Board is responsible for managing the group, agreeing strategy, overseeing performance and discharging certain legal responsibilities. The Board delegates day-to-day responsibility for running the group to the chief executive, and passes certain responsibilities to various Board committees.

134 and 135 for the Board biographies
137 to read about the Board activities for the year
138 for Board diversity
btplc.com

Audit & Risk Committee

The *Audit & Risk Committee* is responsible for overseeing, assessing and reviewing financial and narrative reporting, internal controls and risk management, including core compliance programmes, non-financial assurance, internal audit and external audit.

Remuneration Committee

The *Remuneration Committee* agrees the remuneration framework for our chairman, executive directors and certain senior executives.

Nominating & Governance Committee

The *Nominating & Governance Committee* makes sure the Board has the right balance of skills, experience, independence and knowledge. It provides input on the chief executive's plans for executive succession and development, and considers and agrees executive changes. It also oversees BT's governance framework.

BT Pensions Committee

The *BT Pensions Committee* is responsible for overseeing the BT Pension Scheme.

Committee for Sustainable and Responsible Business

The *Committee for Sustainable and Responsible Business* provides strategic oversight on how we bring BT's purpose to life.

Equality of Access Board

The *Equality of Access Board* (EAB) monitors, reports and advises on BT's compliance with various Undertakings we've given to Ofcom. The EAB reports regularly to the Board and publishes an annual report to Ofcom. We have agreed with Ofcom that the EAB will stand down at the end of May 2018, following publication of its final annual report.

Investigatory Powers Governance Committee

The *Investigatory Powers Governance Committee* is responsible for overseeing BT's role in the use of official investigatory powers.

Technology Committee

The *Technology Committee* oversees the development and implementation of BT's major technology strategies, as well as monitoring emerging technology risks and opportunities.

Chief Executive

Our chief executive is responsible for running the business and delivering our strategy.

Executive Committee

The *Executive Committee* acts as a forum for robust debate, and provides input and recommendations to help the chief executive run the business. You can find *Executive Committee* biographies on pages 18 and 19.

BT Investment Board

The *BT Investment Board* provides recommendations and input to support decision making by the chief executive on investment budgets and cases.

BT Compliance Committee

The *BT Compliance Committee* is a newly created sub-committee of the *Audit & Risk Committee*. It oversees BT's adherence to the Commitments made as part of the 2017 DCR settlement.

133 Annual Report 2018 BT Group plc

Board of Directors

Jan du Plessis

Chairman

Appointed chairman in November 2017 and on the Board since June 2017.

Age 64.

Skills and experience

Jan has significant experience on the boards of major UK public companies, having served as chairman and non-executive director of various FTSE100 companies across a range of sectors. Jan stepped down as chairman of Rio Tinto in March 2018 having served in that role since 2009. Until October 2016 he was chairman of SABMiller, a role he held since July 2015, having been with the company since 2014. He was also a director and senior independent director of Marks & Spencer from 2008 and 2012 respectively until March 2015.

Other appointments

None outside BT.

Gavin Patterson

Chief executive

Appointed chief executive in September 2013 and on the Board since June 2008. Age 50.

Skills and experience

Gavin has experience in sales, marketing, technology and operations. He was previously CEO of BT Retail and from 2004 to 2008 was managing director of BT Consumer (BT Retail). Before joining BT, Gavin was managing director of the consumer division of Telewest (now Virgin Media). Prior to that he spent nine years at Procter & Gamble, rising to become European marketing director.

Other appointments include

Non-executive director of British Airways and a member of the CBI President’s Committee.

Simon Lowth

Chief financial officer

Appointed to the Board as chief financial officer in July 2016. Age 56.

Skills and experience

Simon has experience in finance, accounting, risk, corporate strategy and mergers and acquisitions. He was CFO and executive director of BG Group before the takeover by Royal Dutch Shell in February 2016. Simon was CFO and an executive director of AstraZeneca from 2007 to 2013, and an executive director of ScottishPower from 2003 to 2007, and was appointed finance director in 2005. Prior to that, Simon was a director of McKinsey & Company.

Other appointments

None outside BT.

Isabel Hudson

Independent non-executive director

Appointed to the Board in November 2014. Age 58.

Skills and experience

Isabel has experience in the financial sector as well as pensions, risk, control, governance and international business. Isabel was previously a non-executive director of The Pensions Regulator, MGM Advantage, QBE Insurance, Standard Life and an executive director of Prudential Assurance Company in the UK.

Other appointments include

Non-executive chair of National House Building Council and senior independent director of RSA Insurance. Isabel is also an ambassador for the disability charity, SCOPE.

Mike Inglis

Independent non-executive director

Appointed to the Board in September 2015. Age 58.

Skills and experience

Mike’s technology experience includes serving on the board of ARM Holdings from 2002 to 2013, with roles including chief commercial officer, executive vice president and general manager of the processor division and executive vice president of sales and marketing. Prior to joining ARM, Mike worked in management consultancy with AT Kearney and held a number of senior operational and marketing positions at Motorola. Mike was previously a director at Pace.

Other appointments include

Non-executive chairman of Ilika and a director of Advanced Micro Devices.

Karen Richardson

Independent non-executive director

Appointed to the Board in November 2011. Age 55.

Skills and experience

With a career over 30 years in the technology and software industry, Karen brings experience in technology having held a number of senior operating roles in both the public and private technology sector. She is a former adviser to Silver Lake Partners, was with NASDAQ-listed software company Epiphany Inc, latterly as chief executive, and has served on a number of corporate boards including VirtuOz, Proofpoint, Hi5 Networks, Convercent and AYASDI.

Other appointments include

Director of Exponent and Worldpay Group.

134 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Key to membership of Board committees

ARC	Audit & Risk	EC	Executive	REM	Remuneration	Committee chair

CC	BT Compliance	IPGC	Investigatory Powers Governance	CSRB	Sustainable & Responsible Business

PEN	BT Pensions	NAG	Nominating & Governance	TC	Technology

EAB	Equality of Access Board

Tony Ball

Independent non-executive director

Appointed to the Board in July 2009.

Age 62.

Skills and experience

Tony brings international business expertise in addition to financial, operational, sales, marketing and media experience. From 1999 to 2003 Tony was chief executive of BSkyB and until 2013 was chairman of Germany’s largest cable operator, Kabel Deutschland GmbH. He has held a number of senior executive positions in broadcasting and telecoms businesses in the UK, US and Continental Europe.

Other appointments include

Chairman of Ambassadors Theatre Group and Bité Group. Director of Banco Sabadell. Senior adviser to Providence Equity Partners and chairman of the advisory council of Portland PR.

Iain Conn

Independent non-executive director

Appointed to the Board in June 2014.

Age 55.

Skills and experience

Iain has international experience, and an understanding of technology, energy and regulated consumer markets. Iain joined Centrica as chief executive in January 2015, having been with BP since 1986. From 2004 to 2014 Iain was executive director of BP and chief executive downstream from 2007 to 2014. Until May 2014, Iain was a non-executive director of Rolls-Royce for nine years, and senior independent director.

Other appointments include

Member of the CBI President’s Committee, chairman of the advisory board of the Imperial College Business School and member of the Imperial College Council.

Tim Höttges

Non-independent, non-executive director

Appointed to the Board in January 2016. Age 55.

Skills and experience

Tim has international telecoms experience having been CEO of Deutsche Telekom since January 2014, and with the company since 2000. From 2009 until his appointment as CEO, he was a member of the board of management responsible for finance and controlling. From 2006 to 2009 he was a member of the board of management responsible for the T-Home unit. In this position, he was in charge of the fixed-network and broadband business, as well as integrated sales and service in Germany.

Other appointments include

Chairman of T-Mobile US and a supervisory board member of FC Bayern München AG and of Henkel AG & Co. KGaA.

Nick Rose

Independent non-executive director

Appointed to the Board in January 2011 and senior independent director since March 2014. Age 60.

Skills and experience

Nick brings experience in finance, risk, control, governance and international business expertise. He was chief financial officer of Diageo prior to his retirement in December 2010, having joined the board in 1999.

Other appointments include

Chairman of Williams Grand Prix Holdings, senior independent director of BAE Systems and non-executive chairman of Loch Lomond Scotch Whisky.

Jasmine Whitbread

Independent non-executive director

Appointed to the Board in January 2011. Age 54.

Skills and experience

Jasmine has experience in transforming large complex organisations in the UK and internationally and brings an understanding of corporate social responsibility and sustainable business. She was previously chief executive of Save the Children International and has a background in technology marketing.

Other appointments include

Chief executive of London First and non-executive director of Standard Chartered.

Dan Fitz

Company secretary

Dan is the company secretary. He joined BT in April 2010 and was appointed company secretary in November 2012.

135 Annual Report 2018 BT Group plc

The Board Leadership	Read more about our Board directors and the skills and experience they bring to BT on pages 134 and 135.

Strong leadership

We've described the roles of the chairman and the chief executive in written job descriptions. These clarify and distinguish the responsibilities of both positions.

The chairman

- leads the Board and creates a culture of openness characterised by debate and appropriate challenge
- promotes the highest standards of corporate governance
- ensures the Board understands the nature and extent of any significant risks BT is willing to take to implement its strategy
- makes sure that the Board receives accurate, timely and clear information, and is consulted on all relevant matters
- monitors the contribution and performance of Board members
- makes sure BT communicates clearly with shareholders and discusses their views and concerns with the Board
- acts as a key contact for important stakeholders, as well as working with the chief executive and the senior independent director to represent BT in key strategic and government relationships.

The chief executive

- leads the group's performance and management
- proposes strategies, business plans and policies to the Board
- implements Board decisions, policies and strategies
- develops and promotes compliance with BT's policies on conducting business around the world
- maintains an effective framework of internal controls and risk management
- leads the *Executive Committee* in the day-to-day running of every part of the business
- leads, motivates and monitors the performance of BT's senior management team, as well as overseeing succession planning for roles on the *Executive Committee*.

Rigorous challenge and independent oversight

The independent non-executive directors

The independent non-executive director's role is to:

- bring experience and independent judgement to the Board
- develop and constructively challenge strategy proposals.

Each non-executive director is appointed for an initial three-year term but is subject to annual re-election by shareholders at the Annual General Meeting. Provided a director is re-elected by shareholders we may extend their appointment.

The senior independent director

The senior independent director is a non-executive director whose role is to:

- meet with BT's major institutional shareholders and shareholder representative bodies to discuss matters that wouldn't be appropriate for discussion with the chairman or the chief executive
- act as a sounding board for the chairman and as an intermediary between the chairman and other directors
- review the chairman's performance during the year, taking account of feedback from other Board members.

The non-independent, non-executive director

After acquiring EE, we appointed Deutsche Telekom's nominated director Tim Höttges to the Board. Tim owes a fiduciary duty to both BT and Deutsche Telekom. As a non-independent, non-executive director, Tim has the same responsibilities as the other directors; we set up the *Conflicted Matters Committee* to identify potential or actual conflicts of interest.

Timely information and support

The company secretary

- manages the flow of timely, accurate and well-considered information to the Board
- recommends corporate governance policies and practices to the chairman and the chief executive
- puts in place and promotes corporate governance policies across the group
- advises the Board and its committees on corporate governance and compliance across the group
- puts in place the right procedures for managing directors' meetings and duties
- monitors potential conflicts of interest
- chairs the *Conflicted Matters Committee* which reviews all Board papers and agenda items that could give rise to a conflicted matter for the Deutsche Telekom representative director.

The company secretary's appointment and removal is a matter for the whole Board.

Independence of directors

The majority of the Board is made up of independent non-executive directors. We judged the chairman to be independent at the time of his appointment, and consider all other non-executive directors to be independent under the terms of the Code, with the exception of Tim Höttges, a non-independent, non-executive director.

Time commitment

We set out the likely time commitment for each non-executive director in their appointment letter. This is of course an estimate and may change depending on the demands of the business. We expect non-executive directors to devote sufficient time to discharge their duties effectively and attend all meetings of the Board.

136 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Board activities over the year

The Board is responsible for deciding the group’s strategy and overseeing its performance, while passing the responsibility for day-to-day operations to the chief executive. The Board is directly involved with approving major acquisitions, providing oversight and control, growing shareholder value and promoting corporate governance.

 Operational

 performance

–	The chief executive provided an operational report at each Board meeting
–	CEOs of customer-facing units and the CTIO presented updates on their respective business areas
–	The Board reviewed customer experience performance.

 Governance and

 compliance

–	Committee chairs reported on key matters discussed at the Board committees
–	The company secretary reported on key governance developments at each Board meeting
–	The Board reviewed and discussed feedback from the Board evaluation (see page 140).

The Board reviewed and approved:

–	extensions to the appointments of Iain Conn, Isabel Hudson and Karen Richardson
–	changes to committee membership (detailed in the committee reports) and terms of reference
–	governance changes set out in the chairman’s letter on page 132
–	the creation of the BT Compliance Committee as a sub-committee of the Audit & Risk Committee. See page 145 for more details.

 Finance and investor

 relations

–	The chief financial officer presented a financial report at each Board meeting.

The Board approved the:

–	quarterly financial results and press releases
–	Medium Term Financial Plan
–	2017 Annual Report and Form 20-F
–	dividend policy
–	tax strategy and control framework
–	capital structure and liquidity
–	settlement of warranty claims with Deutsche Telekom and Orange under the EE acquisition agreement for £225m.

 Strategy

We held a full strategy day in March which covered:

–	market developments
–	corporate strategy
–	fixed and mobile network strategy
–	Consumer strategy
–	Global Services strategy.

During the year the Board also discussed:

–	fixed and mobile network strategy
–	TV, content and sports strategy
–	customer experience strategy
–	business transformation
–	site strategy
–	spectrum strategy.

 Audit and risk

–	The chair of the Audit & Risk Committee reported to the Board on the proceedings of each meeting.

The Board approved:

–	the Audit & Risk Committee’s recommendation to appoint KPMG as the external auditor, subject to approval by shareholders at the 2018 Annual General Meeting
–	remuneration of our external auditors, for audit and non-audit work
–	our Group Risk Register.

See our Audit & Risk Committee chairman’s report on pages 144 to 149 for more details.

 Stakeholders

The Board considered:

–	customer experience
–	health and safety reports
–	organisational culture
–	relationship with government and regulators including the implementation of the DCR settlement
–	human rights
–	pensions.

Attendance at meetings

This table shows each director’s attendance at Board meetings during the year. The chairman meets privately with independent non-executive directors before most scheduled Board meetings. Typically, directors who are unable to attend a Board meeting provide the chairman with their views and comments in advance.

[a]	Jan was appointed to the Board as a non-executive director on 1 June 2017 and became chairman on 1 November 2017.
[b]	Sir Michael Rake stepped down from the Board on 31 October 2017.

	Meetings
Member	Eligible to attend	Attended
Jan du Plessis (chairman) [a]	8	8
Sir Michael Rake (chairman) [b]	7	7
Gavin Patterson	10	10
Simon Lowth	10	10
Tony Ball	10	9
Iain Conn	10	9
Tim Höttges	10	9
Isabel Hudson	10	10
Mike Inglis	10	10
Karen Richardson	10	9
Nick Rose	10	9
Jasmine Whitbread	10	9

137 Annual Report 2018 BT Group plc

The Board continued

Effectiveness

Director election and re-election

All directors will be proposed for re-election by shareholders at the 2018 AGM in line with the Code, apart from Karen Richardson and Tony Ball who will step down at the end of the 2018 AGM.

Length of appointment of chairman and non-executive directors

All non-executive appointments can be terminated on three months’ notice and are subject to automatic termination if a director isn’t elected or re-elected by shareholders at the AGM. We include details of all directors’ contracts/letters of appointment in the Report on directors’ remuneration on page 172.

Training and information

We encourage all directors to keep their skills and knowledge up to date, and to help them we provide the Board and individual directors with any training they need. We take an equally proactive approach to management information, with the chief executive including business updates and insights in his regular report to the Board. These ensure directors have a sound understanding of BT’s operational matters, the competitive and regulatory environment that affects the group and the wider communications industry, group and business unit performance, investor relations and corporate responsibility. In 2017 we held a governance seminar to update the Board on recent developments, including corporate governance reform initiatives and the Market Abuse Regulation. The company secretary also provides briefings during the year on any significant developments in legal, governance and compliance areas.

The chairman works with individual directors to identify any specific training they need to successfully fulfil their role.

Non-executive directors regularly meet with management and increase their understanding of the business through formal briefing sessions. The chairman typically holds private sessions with our independent non-executive directors before Board meetings, and holds Board dinners before most Board meetings, which are also attended by the non-independent, non-executive director, the chief executive and the chief financial officer. We hold a dinner at least once a year for members of the Board with the Executive Committee.

Diversity of the Board

Regional experience

As well as experience in the UK, our directors also have the following regional experience:

Gender diversity

Balance of Board membership

138 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Board induction

Following their appointment, directors take part in an induction programme designed to increase their understanding of our business. After we announced Jan du Plessis’s appointment in March 2017, Jan undertook a comprehensive induction programme which is described below.

Chairman induction

The chairman’s induction programme was designed to:

–	build an understanding of our company, our people, our business and the markets in which we operate

–	develop an understanding of BT’s main relationships
–	gain a thorough understanding of BT’s governance framework.

Jan du Plessis joined as a non-executive director on 1 June 2017, which allowed Jan to familiarise himself with the company and the Board, and start his induction before becoming chairman on 1 November 2017. To achieve the above objectives, the tailored, ongoing induction programme included:

–	meetings with each non-executive director (including the senior independent director), the executive directors and the company secretary

–	meetings with Executive Committee members and other senior executives from areas across the business, such as finance, pensions, investor relations, corporate and regulatory affairs, security, legal and human resources

–	visits to our sites, including Adastral Park, the BT Tower, the BT Archives, telephone exchanges and EE stores

–	briefings on legal, governance and compliance matters, and guidance on BT policies covering anti-corruption and bribery, gifts and hospitality, charitable donations, sponsorship, and The Way We Work

–	meetings with BT’s external advisers and stakeholders, including our auditors, the regulator, remuneration consultants and investors.

Integration Committee

We created the Integration Committee following BT’s acquisition of EE in January 2016, as required by the terms of the Relationship Agreement entered into by BT and Deutsche Telekom (DT). The committee’s role was to monitor and oversee the integration of EE into BT. Its members were the chief executive, chief financial officer, non-executive directors Tony Ball and Nick Rose, and DT representative Thomas Dannenfeldt.

The integration of EE is progressing well, delivering £292m of cost synergies after the second year. We’re on track to meet our £400m commitment by the end of 2019/20.

As a result we’ve agreed with DT that the Integration Committee is no longer required. In October 2017, the Board approved BT’s entry into a Deed of Amendment to the Relationship Agreement, dissolving the Integration Committee with immediate effect.

Our integration team continues to oversee the successful integration of EE and reports to the Executive Committee, focusing on our customers, people, technology and the synergies we can realise through effective integration.

139 Annual Report 2018 BT Group plc

The Board continued

Board evaluation 2017/18

Effectiveness review of the Board and committee workings conducted externally

Board evaluation

The Board engaged an external facilitator for the evaluation of the Board and its committees in 2017, in keeping with the guidance provided under the current UK Corporate Governance Code. The facilitator was Ffion Hague of Independent Board Evaluation (IBE), a specialist consultancy that undertakes no other business for BT. The chairman and company secretary provided a brief to IBE in March 2017. This included IBE attending and observing Board and some committee meetings in March and April 2017, as well as reviewing supporting materials designed to enhance the IBE team's understanding of how the Board and its committees operate. IBE also conducted detailed interviews with every Board member following a tailored agenda, with the IBE team also interviewing several *Executive Committee* members and senior managers across the business.

Conclusions from this year's review and areas identified for improvement

IBE presented its final report, together with recommendations, to the Board at its meeting in September 2017, which the Directors discussed and considered. IBE also prepared separate reports for the *Audit & Risk*, *Nominating & Governance* and *Remuneration Committees*; the conclusions were discussed by the relevant committees. The chairman, Sir Michael Rake, also received a report on each individual director that he subsequently reviewed with them. Nick Rose, as senior independent director, received a report on the chairman, Sir Michael Rake, and subsequently reviewed its findings with him.

In addition to receiving the IBE report, the Board and each committee considered the views of their respective members, as well as of others, on their performance over the year as a whole.

Progress review against areas of focus identified in June 2016

Progress against areas of focus identified in June 2016

As well as considering the results of this year's evaluation, the directors also reviewed progress against the targets identified in 2016. They noted:

- the positive process around the succession of the chairman, with Jan du Plessis replacing Sir Michael Rake as chairman of the group in November 2017
- continued cooperation with Ofcom, including progress implementing the DCR settlement
- an increase in regular post-decision and post-investment reviews at Board level
- the Board's increased focus on strategy, people, EE integration and competition
- enhanced consideration of performance beyond the KPIs.

Areas of focus from the 2017/18 evaluation

Areas of focus from the 2017/18 evaluation

The Board's conclusion from this year's evaluation exercise was that the Board and its committees function well, although the Board also identified certain areas in need of improvement. Areas that the Board viewed as working well include Board culture, the Board's relationship with senior management, and new director inductions. The directors believe that Board members are engaged and hard-working, with a good mix of skills, experience and approach. The Board is pleased with its ability to robustly debate difficult issues, with directors seen to act with determination and appropriate seriousness in light of recent challenges.

Following the evaluation, the Board will focus on

- further clarifying the allocation of risk oversight responsibilities across the Board and its committees to ensure the directors effectively discharge their obligations
- prioritising discussions to spend more time on the most important issues facing the company
- spending more time with management on strategic matters
- increasing attention on succession planning for senior management, including succession plans for the *Executive Committee*. The *Nominating & Governance Committee* is now the forum which considers executive succession planning. You can find more details on page 151
- devoting more Board time to monitoring the evolution of our culture.

140 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Effectiveness in action

Ofcom’s Digital Communications Review – implementing the settlement

Over the last two years, BT has been working closely with Ofcom to reach a conclusion on their review of the UK’s digital communications, and implement the outcome. Among other things, the review looked at the independence of Openreach as part of the BT group.

In March 2017 the BT Group plc Board authorised British Telecommunications plc (BT plc) to notify Ofcom of its intent to enhance the functional separation of Openreach, to make sure that Openreach will secure greater strategic and operational independence by means of Commitments and a new Governance Protocol. We had already, in the course of 2016/17, created the independent Openreach board and Openreach board audit & risk compliance committee.

A letter from the Openreach chairman can be found on page 105.

Here are the further steps the Board and its committees have taken to implement the settlement.

141 Annual Report 2018 BT Group plc

Relations with shareholders

Individual shareholders

We have a large number of individual shareholders. They are regular users of our website, receive electronic communications, and all are invited to attend our AGM. The company secretary oversees communications with private shareholders, making sure we respond directly as appropriate to any matters regarding their shareholding, and a dedicated team at Equiniti (our share registrar) also looks after their needs. We encourage direct payment of dividends and e-communications – this improves the security and efficiency of our communications and reduces the amount of paper we use.

Institutional shareholders

Our executive management team aims to meet with institutional investors regularly. The chairman, senior independent director and other Board members also meet investors where appropriate. We do this via an investor relations programme that includes one-to-one meetings, roadshows, group meetings, conferences and industry events. During 2017/18 we held around 450 meetings with investors, covering a wide range of topics including our strategy, operational performance, capital investment, pension, relations with government and our regulator, and capital allocation policy. We gather feedback from our main shareholders and this is regularly considered by management and the Board.

Here are some of the ways we engage with our shareholders:

AGM

The AGM provides an opportunity for directors to engage with shareholders, answer their questions and meet them informally. The 2018 AGM will take place on Wednesday 11 July in Edinburgh. We invite all shareholders to attend and use the opportunity to ask questions. We encourage those who can’t attend to vote by proxy on all the resolutions put forward. All votes (with the exception of procedural resolutions) are taken by a poll. In 2017, voting levels at the AGM were over 70% of the company’s issued share capital, the same level as in 2016.

Annual Report

We publish a full annual report and accounts each year which contains a strategic report, governance section, financial statements, and additional information. The report is available in paper format and online.

Annual shareholder survey

During the year, we surveyed 13,000 private shareholders selected at random to help us improve shareholder engagement. We’ve continued to include more information on our financial performance, strategy, purpose and future plans in our shareholder communications.

Press releases	We issue press releases for all substantive news relating to BT’s financial and operational performance. You can find press releases on our website.
Results announcements

From the first quarter of 2018/19 we will be changing the way we report. We will continue to release a full set of financial and operational results at the interim and full year stage. We will release trading statements at the first and third quarter with reduced disclosure, whilst still providing sufficient information to allow investors to model and value our business. The interim and full year results will be accompanied by presentations hosted by senior management, and the Q1 and Q3 results will be webcast. All our results events provide the opportunity for investors to ask questions of management.

Website

Our website is regularly updated and contains a comprehensive range of information on our company. There is a section dedicated to investors, which has our investor calendar, financial results, presentation, press releases and contact details. The area dedicated to individual shareholders is an essential communications channel. It includes information on shareholder news, administration services, contact information, and information for UK shareholders on capital gains tax.

btplc.com

142 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Substantial shareholdings

At 9 May 2018, BT had received notice, under the Financial Conduct Authority’s Disclosure Guidance & Transparency Rules, in respect of the following holdings of shares:

	Date of notification	Shares	% of total voting rights
Orange SA	22 June 2017	265,725,107	2.66%
BlackRock Inc	4 May 2018	495,542,444	4.99%

At 31 March 2018, BlackRock’s interest was 572,491,666 shares representing 5.77% of total voting rights. No requirement to notify the company of any increase or decrease would have arisen unless the holding moved up or down a whole number percentage level. The percentage level may decrease on the transfer of treasury shares for any of the company’s share plans.

In addition, T-Mobile Holdings Limited holds 1,196,175,322 shares representing 12% of total voting rights. On 23 March 2018, we received notification from Deutsche Telekom AG (as nominee for T-Mobile Holdings Limited) that the 12% holding had transferred into their pension trust.

As partial consideration for our purchase of EE Limited in January 2016, we issued 1,594,900,429 new ordinary shares to T-Mobile Holdings Limited and Orange Telecommunications Group Limited.

Annual General Meeting

Resolutions

We’ll ask our shareholders to vote on both the Annual Report and the Report on directors’ remuneration at our AGM.

As part of our policy to involve shareholders fully in the affairs of the company, at our AGM we give them the opportunity to ask questions about BT’s activities. We also give shareholders the opportunity to vote on every important issue by proposing a separate resolution for each. Before the AGM, we count the proxy votes for and against each resolution, as well as votes withheld, and make the results available at the meeting. As at previous AGMs, we’ll take votes on all matters at the 2018 AGM on a poll, except procedural issues. We’ll count every vote cast, whether in person or by proxy at the meeting, and post the outcome of voting on the resolutions on our website as soon as possible after the meeting. It’s our policy for all directors to attend the AGM if possible. While, because of ill health or other pressing reasons, this may not always be possible, in normal circumstances this means that the chairs of the Audit & Risk, Nominating & Governance and Remuneration Committees are at the AGM and are available to answer questions. Mike Inglis did not attend the 2017 AGM due to family circumstances. All other directors attended.

The separate Notice of meeting 2018, which we send to all shareholders who have requested shareholder documents by post, contains the 19 resolutions (with explanatory notes) we will propose at the 2018 AGM on 11 July in Edinburgh. We notify all shareholders of the publication of these documents, which we send out in the most cost-effective way. We aim to give as much notice of our AGM as possible and at least 21 clear days’ notice, as required by our Articles of Association. In practice, we send these documents to shareholders more than 20 working days before the AGM. (For other general meetings this should be at least 14 working days in advance.)

At each meeting at which the company’s accounts are presented to its members, the company is required to appoint auditors to serve until the next such meeting. In June 2017, we announced completion of a formal tender process for external audit services, details of which can be found on page 148. On the recommendation of the Audit & Risk Committee, the Board proposes that KPMG LLP be appointed as the company’s new auditors.

PricewaterhouseCoopers LLP (PwC) will stand down as the company’s auditors at the conclusion of the AGM.

Authority to purchase shares

The authority given at last year’s AGM for BT to purchase in the market 996m of its shares, representing 10% of the issued share capital, expires on 11 July 2018. We’ll ask shareholders to give a similar authority at the 2018 AGM.

During 2017/18, we purchased 43m shares of 5p each under this authority (0.43% of the share capital) for a consideration of £125m, at an average price of £2.88 per share. During 2017/18, we transferred 4.9m treasury shares to meet BT’s obligations under our employee share plans. We purchased all of the 43m shares in an Offering of BT shares by Orange in June 2017. At 9 May 2018, we held a total of 46.2m shares as treasury shares.

In addition, the BT Group Employee Share Ownership Trust (the Trust) purchased 32.4m BT shares for a total consideration of

£95m. The Trust purchased 26m of those shares in the Offering of BT shares by Orange in June 2017. The Trust continued to hold 12.8m shares at 9 May 2018.

143 Annual Report 2018 BT Group plc

Audit & Risk Committee

Chairman’s report

“Much of the committee’s work over the past year has focused on the implementation of the improvement actions identified following the issues in Italy, as well as improving our risk, controls and compliance agenda, and the selection and transition to KPMG, our new external auditors. We undoubtedly finished the year with a stronger control and governance environment.”

Our key responsibilities

–	Effective governance over the appropriateness of the group’s financial reporting, including the adequacy of related disclosures
–	Oversight of the group’s system of internal control, including risk management
–	Oversight of the work and findings of internal and external audit
–	Review of the effectiveness of processes for compliance with laws, regulations and ethical codes of practice, including the company’s Speak Up arrangements.

The committee meeting agendas include standing items that are considered regularly, in addition to any specific matters that require the committee’s attention.

Membership and attendance

	Meetings

Member	Eligible to attend	Attended
Nick Rose (chairman)	9	9
Iain Conn	9	7
Karen Richardson	9	9
Jasmine Whitbread	9	9

The committee acts independently of the executive and all its members are non-executive directors of the company, with diverse skills and experiences. I continue to have recent and relevant financial experience as required by the provisions of the current UK Corporate Governance Code and I am the designated financial expert for Sarbanes-Oxley Act purposes.

The company secretary is secretary to the committee and attends all meetings. Other attendees include:

	Regular attendee	Attends as required
Chief financial officer
Director group finance
Director internal audit
External auditor
Director enterprise risk management
Director group ethics, compliance & governance

As chairman of the Audit & Risk Committee, I meet with the regular attendees ahead of meetings to discuss key areas of focus for the committee. The external auditors were not present at meetings when we discussed their performance and/ or their remuneration.

The chairman, chief executive and KPMG have attended some of our meetings during the year.

The committee met nine times during the year. Meetings are scheduled in line with the financial reporting timetable and, after each meeting, I report to the Board on the activity of the committee, the main issues discussed and matters of particular relevance, with the Board receiving copies of the committee minutes.

During the year, we hold separate sessions with the internal and external auditors in the absence of management.

144 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Activities in 2017/18

BT Italy

Last year, I reported to you on the improper practices that came to light in our Italian business and that we had instructed KPMG to perform an independent investigation, directly reporting to me and the BT chairman, while management conducted its own review.

Management identified a number of internal control deficiencies related to our Italian business. Together these deficiencies constituted a material weakness in the control environment and management concluded that, as at 31 March 2017, our internal control over financial reporting was not effective. This resulted in the implementation of a number of changes across the group, including steps to improve processes and controls, not only in Italy, but also in our shared service centres, in Global Services and across the wider group.

During the year, we’ve overseen the implementation of these changes with regular updates to committee meetings. During the year, we’ve also overseen management’s reassessment of the accounting for judgements and estimates they’ve made as a result of the investigation. This concluded that the total adjustments recorded in 2016/17, either as part of the prior year revision or as a specific item, remain appropriate and thus no further adjustment is required (see note 8 to the Financial Statements).

In relation to the matters that gave rise to the material weakness in the control environment, which existed as at 31 March 2017, management have strengthened the review of reconciliations, journals, results and the financial position for Italy.

Specifically, management:

–	introduced enhanced and detailed policies and procedures, including a detailed checklist that must be followed when reviewing any journals in Italy and in our Budapest shared service centre
–	enhanced the review of reconciliations including the review of significant and aged reconciling items within balance sheet account reconciliations
–	introduced new detailed oversight controls to holistically review the results and financial position of Italy and other material overseas territories.

We also introduced similar enhancements to journals, reconciliation and oversight controls (assessing the results and financial position) in relation to other material overseas territories and provided additional control guidance and procedures to local finance teams, including a clear policy as to when and whom concerns should be escalated.

Each of these enhanced and new controls is operating effectively.

Management have also sought to improve the capabilities of our functions outside the UK. They have reviewed the talent mix on international leadership teams, including establishing an ex-pat programme. Within Italy, management have made further senior finance appointments including a new deputy CFO and financial controller. They have established monitoring to detect early warning signs and assessed target setting and remuneration to ensure it reflects balanced risks and opportunities.

Management have continued their programme of detailed balance sheet reviews in our operations in Global Services outside of the UK. Combined with the reviews performed in 2016/17, these have now covered around 80% by asset value of the operations outside the UK. These reviews have not identified any similar issues or areas of concern elsewhere, giving us comfort that the inappropriate behaviours were isolated to Italy. The reviews continued to be supported by EY. Management are creating a new central financial controls and compliance team, who will perform these reviews and set and maintain controls policies and standards going forward.

Across the group, management have enhanced the controls and compliance programmes to strengthen awareness of the standards we expect, and reinforced the importance of doing business in an ethical and disciplined way. Management have also sought to enhance the capabilities of our people. All finance employees have completed financial statement fraud awareness training which includes a module on how to escalate concerns. Management have redefined and communicated our three lines of defence model and developed and communicated these enhanced controls, policies and procedures.

At the group level, management have introduced enhanced integrated financial risk and assurance reviews which combine a review of controls and compliance issues, external and internal audit findings, risk registers and legal matters, alongside the reviews of performance, financial position, business and accounting issues and quality of earnings analysis of each of our customer-facing units and corporate units.

While we are satisfied with the improvements to processes and controls we have implemented in the year, we recognise that further system and process improvement opportunities exist which will continue to be a focus in 2018/19.

The committee has focused on understanding and challenging management on these improvements to governance, compliance and financial safeguards.

BT Compliance Committee

The Board approved the creation of the BT Compliance Committee, as a sub-committee of the Audit & Risk Committee, to oversee BT’s compliance with the Commitments, as part of the 2017 Digital Communications Review (DCR) settlement with Ofcom. This committee helps ensure BT delivers the intended outcomes of the settlement and reviews the culture and behaviours across BT and whether these are conducive to BT’s adherence, and the delivery of, the DCR objectives.

As chairman of the Audit & Risk Committee, I see the agendas, minutes and discussions of the BT Compliance Committee, of which there were two meetings in 2017/18. The chair of the BT Compliance Committee will present to the Audit & Risk Committee later in 2018/19, on the work of the committee.

145 Annual Report 2018 BT Group plc

Audit & Risk Committee continued

Chairman’s report continued

Other key matters considered by the committee

A summary of key matters we considered and discussed at each meeting during the financial year and the year to date are set out below:

146 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Financial reporting

The committee:

–	reviewed the Annual Report & Form 20-F, together with annual, half-year and quarterly results announcements for recommendation to the Board
–	considered the quality and appropriateness of accounting policies and practices and critical accounting estimates and key judgements
–	assessed whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the group’s position and performance, business model and strategy. This formed the basis of the advice given to the Board.

In addition to BT Italy, other significant issues the committee considered in relation to the financial statements for the year ended 31 March 2018 are set out below. We discussed these with the external auditors during the year.

Group accounting policies, critical accounting estimates and judgements

We reviewed the accounting policies and the disclosures in the consolidated financial statements that relate to critical accounting estimates and judgements, and re-confirmed that they remain appropriate for the group. In particular, we reviewed and challenged the key judgements and assumptions in relation to provisions, including restructuring, regulatory risks and litigation, and the assumed level of take-up in the BDUK programme which affects the value of potential obligation to re-invest or repay grant funding.

The committee, on receiving reports from management, discussed the implementation processes for the adoption of IFRS 9 “Financial Instruments”, IFRS 15 “Revenue from Contracts with Customers” and IFRS 16 “Leases”, and the impacts and key judgements of these on the group’s accounting when adopted. In regards to IFRS 15, which we adopted from 1 April 2018, the committee reviewed a summary of the process on the creation and validation of the IFRS 15 models, which have been built in each of our customer-facing units.

Going concern

We considered management’s forecasts of group cash flows and net debt, as well as our liquidity requirements and the borrowing facilities available to the group. Following this review and a discussion of the sensitivities, we confirmed that the going concern basis of accounting continues to be an appropriate basis of preparation for the financial statements. Further detail on the basis of the going concern assessment by the directors is set out on page 182.

Viability statement

As part of the committee’s responsibility to provide advice to the Board on the form and basis underlying the viability statement, the committee reviewed the process and assessment of the group’s prospects made by management. This summarised the time horizon and how this aligned with the group’s long-term forecasts and how we meet the requirement in the current UK Corporate Governance Code. The committee discussed BT’s approach to developing the statement and how we propose to take account of the company’s current position and principal risks in informing the statement. The committee also considered the Group Risks included in management’s stress testing model.

The committee was satisfied that the viability statement could be provided, and endorsed the continued selection of a three-year time horizon as a basis for the statement and the approach to its development. Further detail on the assessment of viability and the viability statement are set out on page 71.

Regulatory reporting

We reviewed and were supportive of the changes across people, processes and systems that were put in place to ensure that we met our 2017/18 regulatory financial obligations.

Goodwill impairment

The judgements in regards to impairment testing continue to relate primarily to the assumptions underlying the calculation of the value in use of the group’s businesses. During the year and in May 2018, we reviewed the processes and consistency of applying the methodology for assessing the carrying value of goodwill. We also considered the cash flow forecasts for the group’s cash generating units (CGUs) that hold goodwill, being BT Consumer, EE, Business and Public Sector, Global Services, and Wholesale and Ventures.

We considered the key assumptions, resulting headroom and the sensitivity analysis performed by management in forming its assessment and agreed that no goodwill impairment charges were required this year. The committee was satisfied with the appropriateness of the analysis performed by management. With regards to Global Services, we reviewed the impact of the deterioration in international corporate markets. We also discussed and agreed with management’s disclosures in respect of the headroom in Global Services in note 12 to the financial statements.

BT Pension Scheme

We reviewed the assumptions underlying the valuation of the pension liabilities in the financial statements and considered the financial assumptions, including the refinement to the approach used to calculate the discount rate and assumptions for future inflation, salary increase expectations and pension increases, as summarised in note 20 to the financial statements. We also considered sensitivities around the assumptions and the impact of the assumptions on the 2017/18 balance sheet and 2017/18 income statement and the related disclosures.

Major contracts

In addition to our review of the appropriateness of accounting policies, management provided regular updates on the performance of major contracts within Business and Public Sector, Global Services and the Emergency Services Network contract in EE. Management regularly monitor BT’s exposure in regards to major centres and the updates to the committee included an overview of the trading and operational performance of the contracts, an assessment of the recoverability of dedicated contract assets, an assessment of the future performance of the contracts and any requirement for loss provisions.

Asset verification and asset lives

We considered the results of management’s annual asset life review, asset verification exercise and review of fully depreciated assets. We considered the judgements taken in relation to asset lives and the methodology applied to consider asset verification. We were satisfied that the proposed adjustments were appropriate.

147 Annual Report 2018 BT Group plc

Audit & Risk Committee continued

Chairman’s report continued

Other matters

Each quarter, as part of our review of the quarterly results, we’re provided with a summary of specific items and management’s view of the quality of earnings and of the effective tax rate. We considered whether specific items are appropriately categorised.

At the half year and full year, a detailed assessment of provisions is also provided and discussed. In each quarter and for the full year, the committee was satisfied with the information, analysis and explanations provided in relation to the results.

External audit

The committee:

–	considered and approved the auditors’ group audit plan – this followed discussion with the auditors on the scope of the work to be undertaken, as well as their consideration of risk informing their plan

–	reviewed reports on audit fees, external audit findings and the letter of engagement

–	considered and approved the letter of representation.

The committee and the external auditors have discussed the issues addressed by the committee during the year and the areas of particular audit focus, as described in the Independent auditors’ report on pages 190 to 200.

Auditor effectiveness

The committee discussed the quality of the audit throughout the year and typically considers the performance of the external auditors annually. As detailed below, the company put its external audit out for tender this year. Given that the audit was put out to tender and the current auditor did not participate in the process, it was decided that there was limited value in conducting an effectiveness review of the external auditor this year.

Audit tender

PwC and its predecessor firms have been BT’s auditors since BT listed on the London Stock Exchange in 1984. I reported to you last year that in our annual review of the external audit arrangements, we recommended to the Board that the audit tender process be accelerated with a view to appointing new auditors for the financial year 2018/19.

Two firms, EY and KPMG, were invited to submit tenders. PwC would not be able to act as auditors beyond 2020/21 and did not participate. Deloitte are embedded in our IFRS 15 implementation project and replacing them would have presented an unacceptable business risk to the company.

The audit tender process was led by me as Audit & Risk Committee chairman. A robust process was carried out and a summary of this is shown below.

We had a common set of criteria for evaluating the proposals including:

–	audit approach and quality

–	the lead partner and their audit team

–	sector experience

–	approach to resolving issues or matters of judgement

–	values alignment and cultural fit.

The proposals presented to us by EY and KPMG were subject to detailed evaluation and discussion which enabled us to recommend to the Board, who endorsed the appointment of KPMG as the preferred new auditor.

In February 2018, KPMG became independent and planning activities commenced for the 2018/19 audit.

The company confirms that it complied with the provisions of the Competition and Markets Authority’s Order, for the financial year under review.

Independence and objectivity

BT has agreed policies in place on what non-audit services can be provided by the external auditors. The external auditors are not permitted to perform any work which they may be later required to audit or which might affect their objectivity and independence, or create a conflict of interest. There are internal procedures in place for the approval of work to be performed by the external auditors.

During the year, we have considered independence matters and areas which could give rise to a conflict of interest. We noted the safeguards that the external auditors have in place to prevent compromising their independence and objectivity.

*	The panel included some members of the committee (the lead audit partners from both EY and KPMG presented separately to committee members who were unable to attend this session), the chairman, chief executive, chief financial officer, group general counsel & company secretary and group financial controller.

148 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

We reviewed and approved changes to BT’s non-audit fee policy during 2016/17, in light of the FRC Revised Ethical Standard for auditors. This came into effect for BT’s auditors from 1 April 2017. The changes included: extending the categories of prohibited non-audit services, in particular, to include tax services, reducing the categories of pre-approved services, and lowering the limit below which non-audit services can be pre-approved. This applied to PwC throughout the year and to KPMG from the point they became independent to commence their audit planning.

We monitored compliance with the agreed policies and the level of non-audit fees paid to the auditors in order to satisfy ourselves that the types of services being provided and the fees incurred were appropriate. You can see details of non-audit services carried out by the external auditors in note 7 to the consolidated financial statements. In this context, audit-related assurance services, which included the audit of the Regulatory Financial Statements, are considered to pose a low threat to auditor independence and therefore the proportion of other non-audit services to total services is considered the most suitable measure of the non-audit services provided. These represented 6% of the total fees (2016/17: 20%). Further details of the non-audit services that are prohibited and allowed under the policy can be found on our website.

Internal audit

We approve the internal annual audit plan at the start of each year and receive regular updates from the director, group internal audit on audit activities, progress against plan, details of unsatisfactory audits and action plans to address these. Twice annually, the committee also reviews a paper from the director, group internal audit on the performance of the function, and we periodically commission external effectiveness reviews of internal audit; the next such review is scheduled for the full year 2018/19.

During the year, I highlighted to the Board that the committee was disappointed to note that the positive trend in reducing the volume of overdue audit recommendations had not been maintained and that the long-term overdue recommendations had also increased. We were assured that management were closely monitoring this trend and that it has been appropriately overseen by the Executive Committee. As a result of this oversight, we have seen a drop in both overdue audit recommendations and long-term overdue audit recommendations in recent quarters, and year on year, compared with 2016/17.

Internal controls and risk management

In accordance with the provisions of the current UK Corporate Governance Code, BT has in place an internal controls environment to protect the business from material risks which have been identified within the group. Management is responsible for establishing and maintaining adequate internal controls over financial reporting and we have responsibility for ensuring the effectiveness of these controls. To enable us to do this, each quarter the customer-facing units certify compliance with the FRC’s risk management guidance and Sarbanes-Oxley controls. The outcomes of these reviews are reported to us.

As previously reported, the investigations into the improper practices in our Italian business identified a number of control deficiencies. More details on BT Italy can be found on page 145. Management have taken steps to improve systems, processes and controls, not only in Italy, but also in our shared service centres, in Global Services and across the group. Management have also enhanced our controls and compliance programmes to strengthen awareness of the standards we expect, and reinforced the importance of doing business in an ethical and disciplined way. Management have also sought to enhance the capabilities of our people.

BT’s risk management processes, which have been in place throughout the period under review, identify and monitor the risks facing the group. We have also introduced enhanced integrated financial risk and assurance reviews. The risks which are considered material are reviewed regularly by the Executive Committee and the Board.

During the year, the committee heard from the chief executive on the enterprise-wide risk management process, the key risks facing the group as a whole, and the three lines of defence. Each customer-facing unit CEO presented on the three lines of defence and how they operate, culture and the escalation of issues, and how material risks are identified, evaluated and managed.

The Board is ultimately responsible for the group’s systems of internal controls and risk management. You can find details of the Board’s and our review of the group’s systems of internal control and risk management on page 185 and for details of the assessment of internal controls, for the purposes of the Sarbanes-Oxley Act, see US Regulation on page 183.

Governance & compliance

We received and considered reports from management on:

–	our ethics and compliance priorities and plan of work

–	Speak Up (BT’s confidential hotline service) reports, including statistics, trends outcomes and material investigations. We ensure that arrangements are in place for the proportionate, independent investigation and follow up of these matters

–	regulatory compliance and privacy and data governance

–	anti-corruption and bribery

–	learning and culture across BT, and results from the group-wide 2017 ethics survey

–	the effectiveness of our regional governance committees, which monitor governance and compliance in their respective regions. We were also updated on the work of several of these committees.

Committee evaluation 2017/18

As part of the Board evaluation we reviewed the committee’s effectiveness, having regard to the findings of the external facilitator and the inputs of others. We concluded that the committee is open, with a good level of discussion between members and attendees. We have seen significant improvements in the materials that are presented to us and this has helped aid more focused debate at our meetings. The attendance of both the chairman and chief executive at some of our meetings has benefited the committee, as they provide an additional overview of and insight into the business.

We concluded that the committee would benefit from the appointment of an additional financial expert and this is being addressed through discussions with the chairman and at the Nominating & Governance Committee.

Nick Rose

Chairman of the Audit & Risk Committee

9 May 2018

149 Annual Report 2018 BT Group plc

Nominating & Governance Committee

Chairman’s report

“As we transform our business, it continues to be vitally important that our Board members and executive team have the right balance of skills, experience, independence and knowledge, supported by robust governance processes, to allow them to lead the company effectively.”

Our key responsibilities

–	Lead the appointment process for new directors and make recommendations to the Board

–	Ensure our Board and committee members have the right balance of skills, experience, diversity, independence and knowledge to effectively discharge their duties

–	Oversee BT’s governance framework

–	Provide input on the chief executive’s plans for executive succession and executive changes.

Membership and attendance

	Meetings

Member	Eligible to attend	Attended
Jan du Plessis (chairman) [a]	2	2
Sir Michael Rake [b]	1	1
Tony Ball	3	2
Iain Conn	3	3
Isabel Hudson	3	3
Nick Rose	3	3

[a]	Jan du Plessis joined the committee as a member on 1 June 2017, and has chaired it since 1 November 2017.
[b]	Sir Michael Rake chaired the committee until he stepped down on 31 October 2017.

The company secretary attends our meetings, as does the chief executive where appropriate.

I would also like to welcome Mike Inglis, Jasmine Whitbread and Tim Höttges to the committee. Jasmine and Mike were appointed from 1 April 2018, and Tim from 1 May 2018.

Activities in 2017/18

Succession and Board composition

Board and committee composition

Our role is to ensure our Board and committees have the right balance of skills, experience, diversity, independence and knowledge to effectively discharge their duties.

The committee recommended to the Board that Isabel Hudson and Karen Richardson’s appointments as non-executive directors be extended for a further three-year term, both starting from 1 November 2017. Karen subsequently decided to step down from the Board at the end of the 2018 AGM. In line with the current UK Corporate Governance Code, the extension of a non-executive director’s term beyond six years is subject to particularly careful review. Our recommendation followed detailed consideration of Isabel’s and Karen’s performance, as well as the experience and skills they both bring to the Board and the respective committees of which they are members. We consider that both continue to be independent in character and judgement, and are valued members of the Board.

All non-executive appointments can be terminated on three months’ notice and are subject to automatic termination if a director isn’t elected or re-elected by shareholders at the AGM.

We believe we have an appropriate composition for the Board and each of our Board committees. We keep this under constant review, and reflect potential future requirements in our succession plans.

Succession

As some of our non-executive directors near nine years of service we have turned our attention toward succession planning. We have evaluated the balance of skills, experience, independence and knowledge on the Board, and the distinctive strengths each director brings to the Board. Tony Ball and Karen Richardson will step down from the Board at the end of the 2018 AGM. In order to replace the valuable skills and experience that Tony and Karen bring to the Board and to meet future requirements, we have discussed the skills we will look for in candidates, prepared briefs, and appointed MWM Consulting as external search consultants to assist with the search process. BT instructs MWM Consulting from time to time for search assignments, but they otherwise have no connection with BT Group.

We will consider potential candidates against the briefs. Members of the committee and Board will then meet with candidates, before we recommend appointments to the Board for approval. We will report fully on the steps taken after we conclude the process in next year’s committee report.

Board diversity

We want a diverse workforce that matches our customers and delivers our business goals. As part of this, we consider the diversity of Board and committee members carefully to ensure we benefit from the range of experience, knowledge and understanding each member is able to contribute. We currently have three female Board members out of eleven, which represents 27% female representation. We continue to work towards achieving the Hampton-Alexander review target of at least 33% female Board representation by 2020, and the Parker review target of at least one director of colour by 2021. We challenge our external search consultants where necessary to ensure that diversity is always considered when drawing up candidate shortlists. When considering appointments to the Board, we are mindful of diversity and meritocracy.

150 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

You can read more about our approach to diversity, including our targets for senior female roles, on page 45.

Governance structure and effectiveness

This year, we’ve reshaped our governance framework to establish clearer accountability and personal ownership for decisions across the business. To support this transition, we recommended a number of governance changes that the Board approved, including the replacement of the Operating Committee with the Executive Committee on 2 October 2017. We recommended an amended delegations policy that clearly sets out the authority delegated from the Board to the chief executive, and the principles our people must observe when delegating authority within the group and when exercising authority under BT’s delegations of authority.

The role of the Executive Committee is to advise the chief executive and other members on the decisions for which they’re individually accountable. Unlike the Operating Committee, the Executive Committee has no collective decision-making authority. We’ve made this change at the senior executive level to encourage and promote more efficient decision-making and clearer accountabilities across the business.

On our recommendation the Board has tasked the Nominating & Governance Committee as the forum that considers and agrees:

–	appointments to and removals from the Executive Committee, and changes in other executive direct reports to the chief executive

–	proposals to restructure the Executive Committee.

The committee retains its existing duties, including receiving reports and providing input on the chief executive’s plans for executive succession and development.

During the year we recommended, and the Board approved:

–	that the BT Investment Board replace the Design Council. This body provides recommendations and input to support the chief executive with his decision-making on investment proposals

–	the creation of the BT Compliance Committee (BTCC) as a sub-committee of the Audit & Risk Committee. The role of the BTCC is to help ensure that BT delivers the goals of the DCR Settlement with Ofcom.

Committee evaluation 2017/18

As part of the Board evaluation, we evaluated the committee’s effectiveness, having regard to the findings of the external facilitator and the inputs of others. The committee concluded that it operates efficiently, and that the process to appoint the new BT Group chairman was professional, inclusive and transparent. Details of the appointment process can be found in our Annual Report & Form 20-F 2017.

This table summarises our key areas of focus and the progress we have made:

Key areas of focus	Actions

Succession planning – executive appointments

As detailed above, the committee plays a key role in agreeing new appointments and changes to the Executive Committee. The chief executive reports to the committee on plans for executive succession and development.

Succession planning – non-executive directors

We are developing a more systematic approach to succession planning. We keep under review the length of service of Board members, together with our Board skills matrix. We also proactively monitor the market for talented individuals who may bring relevant skills and experience to the Board.

Communications of our activities to all Board members	We recognise the importance of ensuring all Board members are aware of the committee’s activities. The chairman reports back to the Board after each meeting.

Board evaluation 2018/19

The company secretary will facilitate the 2018/19 Board and committee evaluation, which we’ll carry out by electronic questionnaire. Each of the Board committees will complete separate, tailored evaluations. The chairman will conduct individual evaluations of each director to make sure they continue to contribute effectively and demonstrate commitment to the role. The senior independent director will lead the chairman’s performance evaluation, taking into account the views of both non-executive and executive directors.

Jan du Plessis

Chairman of the Nominating & Governance Committee

9 May 2018

151 Annual Report 2018 BT Group plc

BT Pensions Committee

Chair’s report

“We dealt with four significant issues this year - the 30 June 2017 funding valuation, a review of pension benefits for UK employees, the implications of the Digital Communications Review on the BT Pension Scheme (BTPS), and the changes to the administration of the BTPS.”

Our key responsibilities

BT’s interactions with the BTPS Trustee, including:

–	agreeing BT’s payments to the BTPS and overseeing interactions with the Trustee on investment strategy

–	monitoring and, where appropriate, mitigating the risks associated with the BTPS.

Membership and attendance

As a result of the high workload concerning pensions during the year, the committee held a number of extra meetings.

	Meetings

Member	Eligible to attend	Attended
Isabel Hudson (chair)	8	8
Sir Michael Rake [a]	4	3
Jan du Plessis [b]	4	4
Alison Wilcox	8	6
Simon Lowth	8	8

[a]	Sir Michael Rake retired from the committee on 31 October 2017.
[b]	Jan du Plessis was appointed to the committee on 1 November 2017, but joined two meetings as an attendee before he became a member.

I’d like to welcome Jan du Plessis who joined the committee during the year. I’d also like to thank Sir Mike Rake, who stepped down on 31 October 2017, for his contribution to the committee’s work.

Activities in 2017/18

Funding and 30 June 2017 funding valuation

During the year the BT team held constructive discussions with the Trustee on BT’s future contributions to the BTPS. I’m pleased that this process was successfully concluded on 9 May 2018. You can read more about the outcome in note 20 to the consolidated financial statements.

Review of pension benefits

On 30 May 2017, BT announced a review of pension benefits in the BTPS and this review was subsequently extended to include the main defined contribution arrangement, the BT Retirement Savings Scheme (BTRSS). We spent a lot of time and carefully considered the proposals to close the BTPS to future benefits, bearing in mind that over 50% of UK eligible employees are now in the BTRSS and making sure that there is fairness for all. The aim was to help all current and future BT people to build up retirement benefits that are fair, flexible, and affordable to BT and the employee. BT communicated and consulted extensively with employees during the process and we gave careful consideration to appropriate education and advice for scheme members needing to make important decisions. The BT team worked closely with the recognised trade unions, both of which supported the planned changes in relation to the BTPS which are due to be implemented on 1 July 2018. You can find more about the review in note 20 to the consolidated financial statements.

Risk management and investment strategy

Over the course of the year, we received regular information and presentations from the BTPS management team on the investment performance and risk associated with the BTPS. The investment return for the year to 31 March 2018 was 2.4%. We also discussed temporary changes to asset strategy during the year with the Trustee in order to reduce investment volatility over the period.

Governance, legal and regulatory

As part of the DCR settlement, we considered the potential implications for the BTPS. We also dealt with a range of governance matters, including reviewing trustee appointments.

BTPS administration

During the year, the Trustee announced that it would be bringing the administration of the BTPS in-house. We monitored this process closely and received regular presentations from the BTPS executive team on progress. We also received updates on the Trustee’s implementation of a new, improved administration platform designed to deliver a better service to members in future.

Further information

You can find out more about BT’s pension schemes in note 20 to the consolidated financial statements.

Isabel Hudson

Chair of the BT Pensions Committee

9 May 2018

152 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Committee for Sustainable and Responsible Business

Chair’s report

“BT’s purpose is to use the power of communications to make a better world. This is at the heart of everything we do, and inspires our customers, partners and employees to make a lasting, positive impact on society and the environment.”

Our key responsibilities

–	Provide strategic direction on how to bring BT’s purpose to life

–	Assess progress on delivering positive societal and environmental impacts while delivering sustainable revenue growth

–	Evaluate progress on BT’s 2020 ambitions and provide guidance to management on plans and areas of risk and opportunity.

Membership and attendance

	Meetings

Member	Eligible to attend	Attended
Jasmine Whitbread (chair) a, [h]	2	2
Sir Michael Rake [b]	1	1
Jan du Plessis [c]	1	1
Niall Dunne d, [e]	1	1
Phil Hodkinson [f]	2	2
Baroness Margaret Jay f, [g]	0	0
Lisa MacCallum [f]	2	2
Gavin Patterson [e]	2	2
Gunhild Stordalen [f]	2	2
Alison Wilcox [e]	2	1

[a]	Jasmine Whitbread was appointed chair on 1 November 2017.
[b]	Sir Michael Rake stepped down as chair of the CSRB on 31 October 2017.
[c]	Jan du Plessis became a member of the CSRB on 1 November 2017.
[d]	Niall Dunne stepped down from the CSRB on 1 November 2017. The interim chief sustainability officer attended the meeting in December.
[e]	BT employee.
[f]	Independent member.
[g]	Baroness Margaret Jay stepped down from the CSRB on 14 April 2017.
[h]	Non-executive director.
As the new chair, I’m delighted to welcome Jan as a member of the CSRB and I would like to particularly thank Sir Mike Rake for his years of commitment leading this committee. Over the year, we’ve also said goodbye to Margaret and Niall, and I thank them both for their valued contributions.

Activities in 2017/18

Purposeful business strategy

The committee reviewed management recommendations on all areas of the purposeful business strategy for BT globally, and provided guidance and direction on the main priorities.

2020 ambitions

We assessed progress towards each of our 2020 ambitions. Find out more in our Delivering Our Purpose Report 2017/18.

Investment in society

We agreed to make an investment in society of £35.9m, made up of a mix of cash, time volunteered by BT people, and in-kind contributions.

Tech literacy and social inclusion

We assessed progress with the Tech Literacy programme, which aims to reach 5 million children by 2020. The committee approved the strategy for the year ahead, which aims to develop a culture of tech literacy in the UK. Regarding progress towards our goal to help 10 million people overcome social disadvantage, the committee noted that we’ve now reached 4.6 million people since announcing this initiative in 2015.

Environment

The committee approved a new science-based target to reduce our carbon emissions intensity by 87% by 2030 (compared with 2016/17 levels). Find out more information on page 54.

Volunteering and good causes

The committee assessed the progress on our ambition to inspire two thirds of our people to volunteer by 2020. Participation increased throughout the year, enabled by programmes such as tech literacy and charity partner campaigns. The committee spent time discussing our new charity and community approach and our ambition to generate £1bn for good causes by 2020, as well as providing guidance on how to link this to employee engagement activities.

Field trip 2018

This year, the committee visited the East of England region to hear first hand how BT’s purpose is brought to life locally. This included visiting a school to see our Tech Literacy programme in action.

Jasmine Whitbread

Chair of the Committee for Sustainable and Responsible Business

9 May 2018

153 Annual Report 2018 BT Group plc

Investigatory Powers Governance Committee

Chairman’s report

“BT supports the government’s important role in protecting society from crime and terrorism. To protect legal privacy rights, the committee makes sure all requests we receive to obtain, retain or disclose information to public bodies are lawfully made.”

Our key responsibilities

–	Assessing and responding to all investigatory powers requests made to BT in the UK and overseas, for example under the Investigatory Powers Act 2016

–	Overseeing all operational activities undertaken by BT in relation to any such requests

–	Ownership of policies regarding BT’s response to such requests

–	Ownership of key stakeholder relationships, for example with government, the Investigatory Powers Commissioner and the intelligence agencies.

Membership and attendance

	Meetings

Member	Eligible to attend	Attended
Jan du Plessis (chairman) [a]	2	2
Sir Michael Rake [b]	3	3
Gavin Patterson	4	4
Senior executive, BT	4	4
Senior executive, BT	4	4
Legal adviser	4	4
External member	4	4

[a]	Jan du Plessis joined the committee as a member on 1 June 2017, and has chaired it since 1 November 2017.
[b]	Sir Michael Rake chaired the committee until he stepped down on 31 October 2017.

Certain committee members remain unnamed as it is BT’s policy to protect our people who work on security-cleared matters.

Activities in 2017/18

Review of operational activities

We reviewed previous and current operational activities relating to requests BT has received to assist public authorities in relation to exercising investigatory power.

Review of governance

In December 2016, the committee was formally established as a committee of the Board. This year, we adopted new Terms of Reference setting out the governance arrangements for the committee.

Update on legal developments

We considered updates on UK and EU legal challenges to the UK’s investigatory powers regime, for example the Watson/Tele2 decisions in the European Court of Justice and the UK Court of Appeal, and the Privacy International Investigatory Tribunal case. We formed our own internal legal view of these developments and obtained expert external legal opinions where necessary.

Security update

We received regular updates on BT’s security practices and policies, including the security of our assets, estate, products and services, as well as cyber incidents and other security issues. We shared information on cyber risks with government as part of our work to protect society from cyber crime.

Jan du Plessis

Chairman of the Investigatory Powers Governance Committee

9 May 2018

154 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Technology Committee

Chairman’s report

“This year we’ve launched exciting new ultrafast broadband technology and laid the groundwork to launch 5G. I believe these will play an important role in boosting the UK’s digital economy and enable our customers to do more than ever before.”

Our key responsibilities

–	Agree the development and implementation of BT’s major technology innovation strategies

–	Review BT’s technology risk exposure and how management monitors and controls such exposures.

Membership and attendance

	Meetings

Member	Eligible to attend	Attended
Gavin Patterson (chairman)	3	3
Tony Ball	3	3
Iain Conn	3	3
Mike Inglis	3	3
Karen Richardson	3	3
Howard Watson [a]	3	3

[a]	BT employee.

The company secretary also attends our meetings.

Activities in 2017/18

Technology strategy

All IP

We reviewed our transformation plans to migrate all customers from the ageing PSTN network to All IP based voice networks and services. Moving towards an All IP future for voice services means we’ll create a more flexible way for consumers and businesses to communicate, unlock the potential for converged services, and create network efficiencies.

5G

We’ve continued to monitor and discuss our 5G launch plan in the UK, including identifying key dependencies and risks for delivery. BT has worked closely with industry bodies on the development of the 5G standard, and we’re on track to deliver our launch plan.

Technology trends and innovation

We considered emerging technology trends to ensure we’re at the forefront of technological change. Members of BT’s innovation team join our meetings on a regular basis to present new technologies and innovations that could help us improve our network access, security, performance and efficiency, create new ways of working, and identify opportunities for new services and products. An area we have followed with interest is Artificial Intelligence and Machine Learning. This will help us leverage the power of analytics and automation to enhance BT’s protection against emerging threats, and augment business efficiencies.

Technology risk

Cyber Security

We continued to monitor the evolving threat of cyber attacks in order to protect our systems, people and customers. We are progressing well with our security programmes. These include proactive monitoring of our systems and networks, providing ongoing assurance that our IT controls are robust, and running awareness campaigns so our people can take steps to protect themselves and others against cyber threats.

Technology investment

We reviewed the trends, drivers and forecasts for technology-related capital expenditure, as well as investigating ways to reduce costs and run our networks more efficiently.

Gavin Patterson

Chairman of the Technology Committee

9 May 2018

155 Annual Report 2018 BT Group plc

Report on directors’ remuneration

Chairman’s report

“My report this year sets out how we have implemented our Remuneration Policy, a framework which is intended to appropriately incentivise our high-calibre executive team to drive company success and deliver shareholder value.”

Our key responsibilities

–	Determine the salary and benefits for both executive directors and monitor the relationship between pay and benefits of other employees
–	Operation of the annual bonus scheme, including setting performance targets and objectives for the year ahead
–	Determine awards under the annual bonus scheme for both executive directors and review the awards of other senior executives
–	Governance of the long-term incentive plans, including target setting
–	Review and approve the Annual Remuneration Report for inclusion in the Annual Report & Form 20-F
–	Review, approve and ensure operation within the Remuneration Policy including seeking shareholder approval, on a binding basis, at least every three years.

Membership and attendance

	Meetings

Member	Eligible to attend	Attended
Tony Ball (chairman)	8	8
Isabel Hudson	8	6
Mike Inglis	8	6
Karen Richardson	8	6
Nick Rose	8	8

In addition to the committee members, the chairman and chief executive are invited to attend meetings, except in instances where their own remuneration is discussed or other circumstances where their attendance would not be appropriate.

The committee regularly consults the chief executive, the group HR director, and the HR director, reward, pensions and employee relations.

The company secretary is secretary to the committee and attends all meetings.

The contents of this report are as follows:

Chairman’s letter

Review of the year; committee decisions; key outturns and plans for the year ahead

Focus on remuneration

The key aspects of our remuneration structure, risk accountability, how we have performed, how we applied the Remuneration Policy during 2017/18 and application in 2018/19

Annual Remuneration Report

More detail on how we have applied our Remuneration Policy during 2017/18 including the single figure of remuneration for each director

How we intend to apply the Remuneration Policy in 2018/19

Remuneration Policy

We set out our Remuneration Policy, as approved by shareholders at our 2017 AGM

156 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Review of the year

This has been a challenging year for the company but some good progress has been made in key areas of the business.

The committee has continued to make sure that its approach to remuneration provides a competitive pay package and one that aims to align management’s interests with those of shareholders.

At the 2017 AGM shareholders endorsed our approach to remuneration with over 96% of votes cast in favour of both the Annual Remuneration Report 2016/17 and the Remuneration Policy.

Business performance

The business has continued to work towards delivering on its strategic plans and to this end has made important investments for the future. Although the market environment has become more challenging during the past year BT remains well positioned in its markets and has met the challenges and taken opportunities in a disciplined way.

Outcomes for the year

Application of malus: As reported in 2017, following our investigations into accounting irregularities in our Italian business and publication of revised results for 2014/15 and 2015/16, the committee exercised its discretion to apply the malus provisions in the Deferred Bonus Plan to reduce the number of shares under award for certain participants. This was actioned in May 2017 and further detail is shown on page 166.

In addition, following further consideration regarding the impact of the accounting irregularities in our Italian business, the sanctions arising from Ofcom’s findings regarding the application of Deemed Consent in the Openreach business and the fact that both of these issues involved the finance function, the committee has decided to exercise its discretion to apply the malus provisions in respect of the remaining Deferred Bonus Plan awards of the former group finance director, Tony Chanmugam, given his role as head of the finance function, to reduce those awards to zero. In doing so the committee accepted that Tony Chanmugam was not personally implicated in or culpable for either issue.

2017/18 bonus: The annual bonus is based on performance against key financial and non-financial metrics, and personal objectives. Key measures under the financial and non-financial elements include profit, cash flow, revenue, and customer experience. Overall, the formulaic results against the targets set under these measures produced an above-target outcome, as set out on page 162. In particular, this reflected outperformance against the cash flow and customer experience measures. In reviewing whether this level of payout was appropriate, the committee welcomed and agreed the chief executive’s proposal to cap the outcome of the financial and non-financial measures at target, taking into account the underlying financial and operating performance of the business during the year. The committee also reviewed the personal performance of both executive directors against their key objectives for the year.

Overall, this resulted in an annual bonus of 54% of maximum for the chief executive and 72% of maximum for the chief financial officer.

2015-2018 ISP vesting: The group returned below-threshold performance against all of the performance measures for the 2015 ISP. This resulted in the award lapsing in full. More information on the 2015 ISP is on page 163.

Looking ahead

Base salary review: The committee considered the base salaries of the executive directors in the context of the UK employee population. BT has agreed a 3.1% annualised pay settlement for team members in the UK in 2018, and a 2.5% pay review budget for increases for the UK managerial and professional team in 2018.

We reviewed the performance of the executive directors and, in line with the increases agreed for our managerial employees, we agreed 2.5% salary increases for both the chief executive and the chief financial officer, to take effect from June 2018.

The committee proposes no changes to how benefits and pension will be operated for the executive directors, and no changes to the structure of the annual bonus, which will have the same opportunity and weightings as for 2017.

We reviewed the level of ISP award for the executive directors. In the case of the chief executive the committee carefully considered reverting to an award of 400% of salary however, in light of the share price fall in the year, we decided that an award of 350% of salary was fair. It is the committee’s intention to revert to an award of 400% of salary next year assuming overall performance supports that move. An ISP award of 350% of salary will also be made to the chief financial officer.

Finally, as I step down as a director of BT and after almost nine years as a member of the committee, half of which as chairman, I would like to take this opportunity to thank our shareholders for their support and guidance as we have strived to develop and deliver best practice in remuneration matters at BT.

Tony Ball

Chairman of the Remuneration Committee

9 May 2018

157 Annual Report 2018 BT Group plc

Focus on remuneration

How we align our remuneration policy with shareholders’

interests and risk management

Base salary and core benefits

Alignment with shareholders’ interests	Risk accountability

– Forms a key part of the remuneration framework required to attract, retain and motivate the calibre of executives needed to shape and execute our strategy and generate shareholder value.

–  Loss of existing talent and an inability to recruit new talent would represent a risk to the business

–  Mitigated by setting salary and benefits at a level that is competitive against relevant businesses and recognises breadth of the role and individual experience.

Application in 2017/18	Application for 2018/19

–  No change to base salaries for Gavin Patterson (£996,825) and Simon Lowth (£700,000)

–  Both executive directors received a cash pensions allowance of 30% of salary

–  Benefits include company car, fuel or driver, personal telecommunication facilities and home security, medical and dental cover (for the directors and immediate family), life cover, professional subscriptions, personal tax advice and financial counselling.

–  An increase of 2.5% for both executive directors to be applied in June 2018

–  The new base salary for Gavin Patterson will be £1,022,000 and for Simon Lowth £717,500

–  There are no changes being proposed to the benefit framework or pension arrangements for 2018/19.

Annual bonus

Alignment with shareholders’ interests	Risk accountability

–  Financial and personal objectives are set with reference to our business strategy approved by the Board

–  They capture KPIs for the business, including:

–  EPS, free cash flow and revenue (excluding transit)

–  Delivering great customer service

–  Personal objectives linked to key operational and strategic projects

–  Deferral of one third of the bonus for three years provides retention and alignment over the longer term.

–  The Board seeks to ensure that the budget balances achievable goals without encouraging undue risk. Incentive targets are then linked to the budget

–  The financial metrics reflect how well management mitigates our principal business risks

–  The committee retains absolute discretion to reduce variable compensation in light of risk and the group’s overall performance

–  Bonus deferral encourages a focus on long-term outcomes

–  Malus and clawback provisions are in place.

Application in 2017/18	Application for 2018/19

–  The maximum level of bonus opportunity was 240% for the chief executive, and 180% for the chief financial officer

–  The committee welcomed and agreed the chief executive’s proposal to cap the overall outcome of the key financial and customer experience measures at target. Coupled with performance against personal objectives, this resulted in an annual bonus of 54% of maximum for the chief executive and 72% of maximum for the chief financial officer.

– No changes are being proposed to either the maximum bonus opportunities or the overall structure of the plan.

Incentive Share Plan (ISP)

Alignment with shareholders’ interests	Risk accountability

– Based on performance against three measures critical to BT’s long-term success – Total shareholder return (TSR) metric provides a direct measure of our relative performance against peers.

–  Metrics balance financial performance (cash flow and revenue (excluding transit)) with total return, producing a rounded view of performance and effective risk management over the longer term

–  Two year holding period ensures individuals retain exposure to the share price for at least five years in total.

Application in 2017/18	Application for 2018/19

– Chief executive: received an award of 350% of salary (reduced from 400% as a result of the share price fall over the previous year) – Chief financial officer: received an award of 350% of salary.

–  Chief executive: the same approach will be applied as taken in 2017/18 and the chief executive will receive an award of 350% of salary

–  Chief financial officer: will receive an award of 350% of salary

–  Following committee review, a revised TSR comparator group will be used for the 2018 ISP awards.

Shareholding guidelines
Alignment with shareholders’ interests	Risk accountability

– Shareholding guidelines ensure appropriate alignment between executives and investors – Current shareholding levels are set out on page 165.	– Encourages executives to build and hold a material, personal stake in the business – Ensures that they have significant equity at stake in the event of adverse risk-related events.

Application in 2017/18	Application for 2018/19

– Chief executive: equivalent to 300% of salary – Chief financial officer: equivalent to 250% of salary.	– No changes are being proposed.

158 Annual Report 2018 BT Group plc

Focus on remuneration

The Remuneration Report is colour-coded as follows:

- **Base salary**
- **Annual bonus** Annual bonus, deferred bonus
- **Incentive Share Plan** (ISP)

Pay breakdown

The pay breakdown for the executive directors in 2016/17 and 2017/18 is set out below.

Gavin Patterson, Chief executive
2017/18[a]
£997
£1,292
2016/17[b,c]
£993
0
500
1000
1500
2000
2500
3000
3500
4000
Simon Lowth, Chief financial officer
2017/18
£700
£907
2016/17[d]
£499
£343
Fixed Pay £000
Annual Bonus £000

[a] The group returned below-threshold performance against all of the performance measures for the 2015 ISP. This resulted in the award lapsing in full.
[b] No bonus was awarded to the chief executive in 2017.
[c] The group returned below-threshold performance against all of the performance measures for the 2014 ISP. This resulted in the award lapsing in full.
[d] Simon Lowth was appointed to the Board on 12 July 2016. His first ISP award was made in 2016.

Annual bonus for 2017/18

The resulting bonus outcomes as a percentage of base salary were:

Chief executive

240% maximum opportunity | 130% 2017/18 outcome: = 2/3 cash bonus | 1/3 deferred shares

Chief financial officer

180% maximum opportunity | 130% 2017/18 outcome: = 2/3 cash bonus | 1/3 deferred shares

Vesting of 2015 ISP award

Measure	Performance	Outcome
40% Total shareholder return	Threshold target 12th	20th = target not met
40% Normalised free cash flow	Threshold target £10.25bn	£8.58bn = target not met
20% Underlying revenue growth (excluding transit)	Threshold target 5.79%	0.72% = target not met

159 Annual Report 2018 BT Group plc

Remuneration Principles

Our remuneration principles are to maintain a competitive remuneration package that promotes the long-term success of the business, avoids excessive or inappropriate risk-taking and aligns management’s interests with those of shareholders.

We believe in pay for performance against challenging targets and stretching goals for the annual bonus (including deferred shares) and long-term incentive shares. A significant proportion of the total remuneration package is therefore variable and linked to corporate performance.

The committee:

–	determines the remuneration policy for the executive directors and the chairman. The chairman is not currently a member of the committee

–	reviews the performance targets regularly to ensure that they are both challenging and closely linked to the group’s strategic priorities. Furthermore, because a large part of the remuneration package is delivered in shares and senior executives are required to build up a significant shareholding themselves, they are directly exposed to the same gains or losses as all other shareholders

–	takes account of the pay and employment conditions of all our employees, the performance of the group and the individual, the current views and guidelines of shareholders and their representatives, and general market conditions. Remuneration arrangements at other companies of a similar size and complexity are also reviewed for guidance

–	continues to keep under review the relationship of risk to remuneration. The chair of the Audit & Risk Committee is currently a member of the Remuneration Committee

–	is also satisfied that the incentive structure for senior executives does not raise environmental, social or governance risks by inadvertently motivating irresponsible behaviour. Part of the annual bonus depends upon an assessment of each senior executive’s personal contribution which typically includes the environmental, social, health and safety and governance agenda

–	retains absolute discretion to reduce variable compensation in light of risk and the group’s overall performance. We would only use this in exceptional circumstances.

160 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Annual remuneration report

This section summarises all elements of the directors’ remuneration in 2017/18.

Single total figure of remuneration (audited)

The following sets out all emoluments received by directors for the financial years 2017/18 and 2016/17, including bonus and deferred bonus, long-term incentive plans and pension arrangements.

	Basic salary and fees (2017/18) £000	Basic salary and fees (2016/17) £000	Benefit excluding pension (2017/18) £000	Benefit excluding pension (2016/17) £000	Annual Bonus[a] (2017/18) £000	Annual Bonus[a] (2016/17) £000	ISP[b] (2017/18) £000	ISP[c] (2016/17) £000	Malus[d] (2017/18)	Pension (2017/18) £000	Pension[e] (2016/17) £000	Total 2017/18 £000	Total 2016/17 £000
Chairman
Jan du Plessis[f]	322	–	43	–								365	–
Executive Directors
Gavin Patterson	997	993	57	54	1,292	–	–	–	(338)	299	298	2,307	1,345
Simon Lowth[g]	700	499	23	17	907	343	–	–	–	210	151	1,840	1,010
Non-executive directors
Tony Ball	138	124	2									140	124
Iain Conn	122	121										122	121
Tim Höttges[h]	–	–										0	0
Isabel Hudson[i]	188	179	1	1								189	180
Mike Inglis[i]	105	86	2	1								107	87
Karen Richardson[i,j]	127	126	31	18								158	144
Nick Rose[i]	173	159	2	2								175	161
Jasmine Whitbread	107	102										107	102
Sub-total	2,979	2,389	161	93	2,199	343		–	(338)	509	449	5,510	3,274
Former director
Sir Michael Rake[k]	394	675	20	35								413	710
Total	3,373	3,064	181	128	2,199	343		–	(338)	509	449	5,923	3,984

[a]	Annual bonus shown includes both the cash and deferred share element. The deferred element of the 2017/18 bonus includes the value of deferred shares to be granted in June 2018. Further details of the deferred element are set out below.
[b]	The ISP 2015 granted in June 2015 will lapse in full in May 2018. Further details are provided on page 163.
[c]	The ISP 2014 granted in June 2014 lapsed in full in May 2017.
[d]	As a result of investigations into improper accounting practices in BT’s Italian business, the committee exercised its discretion and applied the malus provisions under the Deferred Bonus Plan. This was applied in May 2017 and the figure was calculated based on the share price at the time of the original grant. Further details are provided on page 166.
[e]	Pension allowance paid in cash for the financial year net of pensions contributions – see ‘Total pension entitlements’ on page 163.
[f]	Jan du Plessis joined the Board on 1 June 2017 and became chairman on 1 November 2017.
[g]	Simon Lowth was appointed as a director on 12 July 2016.
[h]	Under the terms of the Relationship Agreement between BT and Deutsche Telekom and Tim Höttges’s letter of appointment, no remuneration is payable for this position.
[i]	Value shown relates to reimbursement of reasonable travelling and other expenses (including any relevant tax) incurred in carrying out their duties.
[j]	Includes an additional fee for regular inter-continental travel to Board and Board Committee meetings.
[k]	Sir Michael Rake retired as a director on 31 October 2017 and the remuneration he received in performing that role is set out in the table above. No termination payment was made. Sir Michael Rake will provide advisory services on specific matters to the company from November 2017 until June 2018.

161 Annual Report 2018 BT Group plc

Annual remuneration report continued

Additional disclosures relating to the single figure table (audited)

Salaries

Executive directors’ salaries are reviewed annually, with increases typically effective from 1 June. We reviewed the salaries for Gavin Patterson and Simon Lowth during the year and agreed that they should remain unchanged at £996,825 and £700,000 respectively. The annualised pay settlement for our team members in the UK in 2017/18 was 2.1%.

Benefits

Benefits provided to the executive directors and the chairman include company car, fuel or driver, personal telecommunication facilities and home security, medical and dental cover (for the directors and immediate family), life cover (executive directors only), professional subscriptions, personal tax advice and financial counselling.

Annual bonus

The annual bonus opportunities (expressed as a percentage of salary) for the executive directors in 2017/18 were as follows:

We set out below the weighting of the annual bonus structure for the executive directors in 2017/18.

Chief executive and chief financial officer

The annual bonus is based on performance against key financial and non-financial metrics, and personal objectives. Key measures under the financial and non-financial elements include profit, cash flow, revenue (excluding transit) and customer experience.

As set out in the table below, overall the formulaic results against the targets set under these measures produced an above-target outcome. In particular, this reflected outperformance against the cash flow and customer experience measures. In reviewing whether this level of payout was appropriate, the committee welcomed and agreed the chief executive’s proposal to cap the combined outcome of the financial and customer experience measures at target, taking into account the underlying financial and operating performance of the business during the year.

Measure	Threshold	Target	Maximum	Actual	Outcome
Adjusted EPS (p)[a]	26.5	27.9	30	27.9	Target
Normalised free cash flow (£m)[b]	2,621	2,759	2,966	2,973	Maximum
Revenue (excluding transit) (£m)[c]	23,689	23,928	24,287	23,487	Below threshold
Customer experience	50	100	200	176.66	Between target and maximum

[a]	Adjusted EPS is defined on page 25.
[b]	Normalised free cash flow is defined on page 25.
[c]	Revenue (excluding transit) is defined on page 24.

The chairman assessed the chief executive, and the chief executive assessed the chief financial officer on personal contribution targets and performance against personal objectives. These assessments were based on a number of factors including BT’s regular employee surveys and performance against personal objectives set at the start of the year.

The chief executive achieved 70% of maximum for his personal contribution score. The personal contribution score reflected the progress on developing BT’s strategic transformation programme which will underpin the future business performance, including the completion of the important milestones in the governance review following the learnings from the Italy and Deemed Consent issues from the prior year and leading the significant refresh of BT’s executive team during the year.

The chief financial officer achieved 90% of maximum for his personal contribution score. This reflects his exceptional contribution this year in leading BT’s pension review and driving our transformation agenda in BT including the Board strategy, as well as his substantial progress on transforming the structure, capability and culture within the finance function.

For both executive directors, one-third of any bonus paid is deferred into shares for three years with the remaining two-thirds paid in cash. Deferred shares are not subject to performance conditions.

The chief executive’s bonus, paid both in cash and deferred shares, represented 130% of salary (2016/17: 0%) and 54% of the maximum bonus opportunity (2016/17: 0%).

162 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

The chief financial officer’s bonus, paid both in cash and deferred shares represented 130% of salary (2016/17: 68.8% (pro-rated to reflect the period he was in full-time employment during the year)) and 72% of the maximum bonus opportunity (2016/17: 38.2% pro-rated to reflect the period he was in full-time employment during the year).

The deferred shares will be granted in June 2018.

Total bonus

Name	% of bonus due to business score	% of bonus due to personal score
Chief executive	74%	26%
Chief financial officer	69%	31%

Incentive share plan 2015 (audited)

The ISP is a conditional share award. The committee assesses the performance conditions to 31 March 2018 and the awards would ordinarily vest in May 2018. The performance conditions are based 40% on relative TSR, 40% on normalised free cash flow, and 20% on growth in underlying revenue (excluding transit) over a three-year performance period. As disclosed in the 2016 Directors’ Remuneration Report, after completion of the EE acquisition in January 2016, the free cash flow and revenue measures were adjusted to reflect the enlarged group.

As set out in the table below, the threshold performance target in respect of each measure was not met and therefore the awards will lapse in full in May 2018.

40% Total shareholder return		40% Normalised free cash flow		20% Underlying revenue growth (excluding transit)
Performance	Outcome	Performance	Outcome	Performance	Outcome
Threshold	20th =	Threshold	£8.58bn =	Threshold	0.72% =
target 12th	target not	target	target not	target	target not
	met	£10.25bn	met	5.79%	met

Total pension entitlements (audited)

We closed the BT Pension Scheme (BTPS) to new entrants on 31 March 2001. None of the executive directors participate in future service accrual in the BTPS.

New UK employees are eligible to join a defined contribution scheme, typically a personal pension plan. For executive directors, the company agrees to pay a fixed percentage of the executive’s salary each year which can be put towards the provision of retirement benefits.

Gavin Patterson receives an annual allowance equal to 30% of salary in lieu of pension provision as set out in the table on page 161. Gavin has previously been a member of the BTRSS but neither he nor the company has made any contribution to the scheme during 2017/18. BT also provides death in service cover consisting of a lump sum equal to four times his salary plus a dependant’s pension equal to 30% of his capped salary.

Simon Lowth receives an annual allowance equal to 30% of salary in lieu of pension provision as set out in the table on page 161. Simon has not previously been a member of any of the company pension schemes. BT also provides death in service cover consisting of a lump sum equal to four times his salary plus a dependant’s pension equal to 30% of his capped salary.

Jan du Plessis is not a member of any of the company pension schemes. The company has made no payments towards his retirement provision and provided no life cover benefit.

163 Annual Report 2018 BT Group plc

Annual remuneration report continued

Awards granted during the year (audited)

2017 ISP awards

The 2017 ISP awards were made in June 2017 as set out below and on page 167. As agreed by the committee in 2017, as a result of the fall in BT’s share price over the previous year, the committee reduced the award to Gavin Patterson from 400% of salary to 350% of salary. The award for Simon Lowth was 350% of salary.

Director	Date of award	ISP award (shares)	Face value of award[a]
Gavin Patterson	22 June 2017	1,218,186	£3,488,884
Simon Lowth	22 June 2017	855,446	£2,449,997

[a]	Face value based on share price at the date of grant of 286.40p. The grant price is calculated using the average middle-market price of a BT share for the three days prior to grant.

The ISP is a conditional share award. Performance conditions attached to the awards are based 40% on relative TSR, 40% on normalised free cash flow, and 20% on growth in underlying revenue excluding transit over a three-year performance period from 1 April 2017 to 31 March 2020. The performance conditions are the same for both directors. The table below sets out the target ranges for TSR, the normalised free cash flow and underlying revenue growth excluding transit for the three-year performance period 2017/18 to 2019/20.

TSR vesting schedule 2017 awards

The TSR comparator group is unchanged from the 2016 awards.

Financial targets

Measure 2017/18–2019/20	Threshold	Level of vesting	Maximum	Level of vesting[a]
Normalised free cash flow	£7.92bn	25%	£8.92bn	100%
Underlying revenue growth (excluding transit)	1.8%	25%	4.0%	100%

[a]	Vesting levels between threshold and maximum will be on a straight line basis.

The committee believes that the free cash flow and revenue performance measures are challenging, and the financial performance necessary to achieve the upper end of the range for each target is stretching.

When ISP awards vest, additional shares representing the value of reinvested dividends on the underlying shares are added.

The awards are subject to a further holding period of two years, commencing from the end of the performance period and applied to the net number of shares received after tax and other statutory deductions. During the holding period, no further performance measures will apply.

2017 deferred shares (DBP)

We awarded a proportion of the 2016/17 annual bonus in deferred shares. The table below provides further details.

As disclosed in the 2017 Directors’ Remuneration Report, despite some of the bonus performance targets being met, the committee exercised discretion and determined that no bonus would be awarded to the chief executive and he therefore received no deferred share awards.

Director	Date of award	DBP award (shares)	Face value of award[a]
Gavin Patterson	N/A	N/A	N/A
Simon Lowth	22 June 2017	42,014	£120,328

[a]	Face value based on share price at grant of 286.40p. The grant price is calculated using the average middle-market price of a BT share for the three days prior to grant.

The DBP is a conditional share award. Deferred shares are not subject to performance conditions and will vest in three years subject only to continued employment. Details of all interests in deferred shares are set out on page 166.

When DBP awards vest, additional shares representing the value of reinvested dividends on the underlying shares are added.

Former directors (audited)

Tony Chanmugam started drawing his retirement benefits on 6 April 2017. During 2017/18 Tony received a total of £574,929 from the BT Pension Scheme. This consisted of a pension commencement lump sum payment of £375,000 and monthly pension payments totalling £199,929. In addition, all benefits were commuted under the pre-existing unfunded pension arrangement from BT, and Tony received a one-off taxable lump sum of £1,610,411.

Phil Hodkinson retired as a non-executive director on 31 January 2016 but continues to be a member of the Committee for

Sustainable and Responsible Business, for which he receives an annual fee of £10,000.

Payments for loss of office (audited)

No payments were made during the year for loss of office.

Directors’ share ownership (audited)

The committee believes that the interests of the executive directors should be closely aligned with those of shareholders.

To this end, the chief executive is required to build up a shareholding equal to 300% of salary, and the chief financial officer 250% of salary. The aim is to encourage the build up of a meaningful shareholding in the company over time by retaining shares received under an executive share plan (other than shares sold to meet tax and other statutary deductions) or from purchases in the market.

We use the average BT share price over the preceding 12 months (or the share price at acquisition date if higher) to determine whether the minimum shareholding requirement has been reached.

164 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

The table below sets out the shareholding requirement position as at 31 March 2018. As a relatively new director, Simon has not yet received any vested shares under the executive share plans and did not receive a buyout on appointment. Simon’s current shareholding is as a result of personal purchases in the market.

Executive director	Personal shareholding as a percentage of salary
Gavin Patterson	939%
Simon Lowth	4%

The following table shows the total unvested interests held by the executive directors in the ISP and DBP. The numbers represent the maximum possible vesting levels. The ISP awards will only vest to the extent the performance conditions are met over the three-year period. Full details of all ISP and DBP awards, including performance periods and vesting conditions, are set out on pages 166 to 167.

Unvested interests in shares (audited)

	ISP (subject to performance)		DBP (not subject to performance)
	1 April 2017	Total number of award shares 31 March 2018	1 April 2017	Total number of award shares 31 March 2018
Gavin Patterson	3,046,654	3,354,841	334,944	127,638
Simon Lowth[a]	628,928	1,568,600	N/A	44,397

[a]	Simon Lowth joined the Board in July 2016 and was granted his first DBP award in June 2017.

During the period 1 April 2018 to 9 May 2018, there were no movements in unvested interests in shares.

The table below shows share options held by the directors under the company’s all-employee saveshare plans as at 31 March 2018. None of the directors held share options with performance conditions.

Share options held without performance conditions – saveshare (audited)

	Share options at 1 April 2017	Options granted during year	Options exercised during year	Value at date of exercise (£)	31 March 2018
Gavin Patterson	5,642	–	–	–	5,642
Former director
Sir Michael Rake[a]	5,172	–	–	–	5,172

[a]	Sir Michael Rake retired as a director on 31 October 2017 and the number reflects his options at that date.

The directors exercised no saveshare options during the year. There were no vested but unexercised options at the year-end.

Directors’ interests at 31 March 2018 or date of retirement, if earlier (audited)

The following table shows the beneficial interests of directors holding office at the end of the year (or at the point of leaving for directors who retired during the year), and their families, in the company’s shares at 31 March 2018 and 1 April 2017, or at date of appointment if later.

	Number of shares
Beneficial holdings	31 March 2018	1 April 2017
Jan du Plessis[a]	400,000	N/A
Gavin Patterson[b]	2,943,453	2,871,032
Simon Lowth	10,536	–
Sir Michael Rakeb c	166,061	148,721
Tony Ball	193,871	93,871
Iain Conn	19,442	19,442
Tim Höttges	–	–
Isabel Hudson	15,090	8,424
Mike Inglis	4,599	2,600
Karen Richardsond	13,525	13,525
Nick Rose	300,000	125,000
Jasmine Whitbread	11,289	7,990
Total	4,077,866	3,290,605

[a]	Jan du Plessis joined the Board on 1 June 2017 and become chairman on 1 November 2017.
[b]	Includes shares purchased under directshare and free shares awarded under UK allshare. Directshare is an HMRC approved plan that allows BT employees to buy shares out of gross pay. Prior to 2008 BT awarded free shares to UK employees (UK allshare).
[c]	Sir Michael Rake retired as a director on 31 October 2017 and the number reflects his holding at that date.
[d]	Shares are held as 2,705 American Depositary Shares (ADS). One ADS equates to five BT ordinary shares.

During the period 1 April 2018 to 9 May 2018, there were no movements in directors’ beneficial holdings. The directors, as a group, beneficially own less than 1% of the company’s shares.

The company encourages the chairman and independent non-executive directors to purchase, on a voluntary basis, BT shares with an aggregate value of £5,000 on average each year to further align the interests of non-executive directors with those of our shareholders. The directors are asked to hold these shares until they retire from the Board. This policy is not mandatory.

This policy does not apply to Tim Höttges who was appointed to the Board as a non-independent, non-executive director following completion of the EE acquisition in January 2016. This helps avoid any conflict of interest in relation to Tim’s ongoing employment as CEO of Deutsche Telekom.

165 Annual Report 2018 BT Group plc

Annual remuneration report continued

Deferred bonus plan awards at 31 March 2018 (audited)

The following DBP awards have been granted to the directors. These shares will normally be transferred to participants at the end of the three-year deferred period.

Tony Chanmugam retired from the Board on 13 July 2016. All payments made to Tony in respect of 2015/16 were reported in the 2016 Directors’ Remuneration Report. The committee considered the treatment of Tony’s outstanding share awards under the DBP. Given that his departure was by mutual agreement with the company and an orderly transition was put in place, he was considered a good leaver for the purposes of the DBP. Subject to the application of malus as described in footnote b below, his unvested DBP awards were preserved until their normal vesting date. Following further committee discussion and consideration, the committee exercised its discretion and applied the malus provisions under the DBP to reduce the number of shares under Tony’s outstanding DBP awards to zero. This will be applied in 2018/19.

	1 April 2017	Awarded[a]	Dividends re-invested	Vested	Lapsed[b]	Total number of award shares 31 March 2018	Vesting date	Price at grant	Market price at vesting	Monetary value of vested award £000
Gavin Patterson
DBP 2014	138,952	–	–	131,709	(7,243)	–	01/08/2017	384.20p	312.5p	412
DBP 2015	105,028	–	5,059	–	(15,867)	94,220	01/08/2018	449.50p	–	–
DBP 2016	90,964	–	1,793	–	(59,339)	33,418	01/08/2019	403.18p	–	–
DBP 2017[c]	–	–	–	–	–	–	–	–	–	–
Simon Lowth[d]
DBP 2017	–	42,014	2,383	–	–	44,397	01/08/2020	286.40p	–	–
Former director
Tony Chanmugam
DBP 2014	147,828	–	8,196	–	(3,367)	152,657	01/08/2017	384.20p	–	–
DBP 2015	56,739	–	2,696	–	(9,214)	50,221	01/08/2018	449.50p	–	–
DBP 2016	50,537	–	909	–	(34,490)	16,956	01/08/2019	403.18p	–	–

[a]	Awards granted on 22 June 2017.The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to the grant. Awards of deferred shares in respect of 2018 will be calculated using the average middle market price of a BT share for the three days prior to grant.
[b]	As a result of investigations into improper accounting practices in BT’s Italian business, as reported in 2017, the committee exercised discretion and applied the malus provisions in the Deferred Bonus Plan to reduce the number of shares under award. The application of the malus provisions was calculated based on the share price at the original grant.
[c]	The committee exercised its discretion and determined that no bonus would be awarded to Gavin Patterson in respect of 2016/17. This resulted in no 2017 DBP award being made.
[d]	Simon Lowth joined the Board in July 2016 and was granted his first DBP award in June 2017.

166 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Share awards under long-term incentive schemes held at 31 March 2018 (audited)

Details of the company’s ordinary shares under conditional share awards made to directors, as participants under the ISP are as follows:

	1 April 2017	Awarded	Dividends re-invested	Vested	Lapsed	Total number of award shares 31 March 2018	Performance period end	Price on grant	Market price at vesting	Monetary value of vested award £000
Gavin Patterson
ISP 2014[a]	1,090,141	–	–	–	(1,090,141)	–	31/03/2017	384.20p	–	–
ISP 2015[b]	927,367	–	52,621	–	–	979,988	31/03/2018	449.50p	–	–
ISP 2016[c]	1,029,146	–	58,397	–	–	1,087,543	31/03/2019	403.18p	–	–
ISP 2017[e]	–	1,218,186	69,124	–	–	1,287,310	31/03/2020	286.40p	–	–
Simon Lowth
ISP 2016[d]	628,928	–	35,686	–	–	664,614	31/03/2019	405.38p	–	–
ISP 2017[e]	–	855,446	48,540	–	–	903,986	31/03/2020	286.40p	–	–

[a]	Award granted on 19 June 2014.The number of shares subject to award was calculated using the average middle-market price of a BT share for the three days prior to grant of 384.20p. 40% of the award is linked to TSR compared with a group of 22 other companies, 40% is linked to a three-year normalised free cash flow measure and 20% to a measure of underlying revenue growth (excluding transit) over three years. Performance against the TSR, normalised free cash flow and revenue targets resulted in the threshold targets not being met and none of the shares vesting under the 2014 ISP. The award lapsed in May 2017.
[b]	Award granted on 18 June 2015.The number of shares subject to award was calculated using the average middle-market price of a BT share for the three days prior to grant of 449.50p. 40% of the award is linked to TSR compared with a group of 22 other companies, 40% is linked to a three-year normalised free cash flow measure and 20% to a measure of underlying revenue growth (excluding transit) over three years. Performance against the TSR, normalised free cash flow and revenue targets resulted in the threshold targets not being met and none of the shares vesting under the 2015 ISP. The award will lapse in May 2018.
[c]	Award granted on 20 June 2016.The number of shares subject to award was calculated using the average middle-market price of a BT share for the three days prior to grant of 403.18p. 40% of the award is linked to TSR compared with a group of 21 other companies, 40% is linked to a three-year normalised free cash flow measure and 20% to a measure of underlying revenue growth (excluding transit) over three years.
[d]	Award granted on 29 July 2016.The number of shares subject to award was calculated using the average middle-market price of a BT share for the three days prior to grant of 405.38p. 40% of the award is linked to TSR compared with a group of 21 other companies, 40% is linked to a three-year normalised free cash flow measure and 20% to a measure of underlying revenue growth (excluding transit) over three years.
[e]	Awards granted on 22 June 2017.The number of shares subject to awards was calculated using the average middle-market price of a BT share for the three days prior to grant of 286.40p. 40% of the award is linked to TSR compared with a group of 21 other companies, 40% is linked to a three-year normalised free cash flow measure and 20% to a measure of underlying revenue growth (excluding transit) over three years.

Share options held at 31 March 2018 (audited)

Number of shares under option:								Market price	Usual date
	1 April 2017		Granted	Lapsed	Exercised	31 March 2018	Option price per share	at date of exercise	from which exercisable	Usual expiry date
Gavin Patterson	5,642	[a]	–	–	–	5,642	319p	–	01/08/2019	01/02/2020
Former director
Sir Michael Rake[b]	5,172	[a]	–	–	–	5,172	319p	–	01/08/2019	01/02/2020

All of the above options were granted for nil consideration.

[a]	Option granted on 26 June 2014 under the employee saveshare scheme, in which all employees of the company are entitled to participate.
[b]	Sir Michael Rake retired as a director on 31 October 2017 and the number reflects the number of shares under option at that date. The options were exercisable up to 30 April 2018.

167 Annual Report 2018 BT Group plc

Annual remuneration report continued

Comparison of chief executive remuneration to total shareholder return (unaudited)

Total shareholder return (TSR) is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends. The graph below illustrates the performance of BT Group plc measured by TSR relative to a broad equity market index over the past nine years. We consider the FTSE100 to be the most appropriate index against which to measure performance, as BT has been a member of the FTSE100 throughout the nine-year period, and the index is widely-used.

BT’s TSR performance vs the FTSE100

History of chief executive remuneration

Year end	Chief Executive	Total rem £000	Annual bonus (% of max)	ISP vesting (% of max)
2018	Gavin Patterson	2,307	54%	0%
2017	Gavin Patterson	1,345	0%	0%
2016[a]	Gavin Patterson	5,396	45%	82.01%
2015	Gavin Patterson	4,562	58%	67.4%
2014[b]	Gavin Patterson	2,901	62%	78.7%
	Ian Livingston	4,236	35%	63.4%
2013	Ian Livingston	9,402	65%	100%
2012	Ian Livingston	8,520	73%	100%
2011	Ian Livingston	4,009	79%	0%
2010	Ian Livingston	3,556	71%	0%

[a]	The total remuneration figure includes the ISP award as CEO BT Retail and the first award as chief executive, granted in 2013.
[b]	Ian Livingston stepped down on 10 September 2013 and Gavin Patterson took over from that date.

Percentage change in chief executive remuneration (unaudited)

The table below illustrates the increase in salary, benefits and annual bonus for the chief executive and that of a representative group of the company’s employees. For these purposes, we’ve used the UK management and technical employee population representing around 23,209 people. We believe this broad group provides the most meaningful comparison as they have similar performance related pay arrangements as our executive directors.

	Salary	Benefit[a]	Bonus[b]
% Change in chief executive remuneration	2.5%	+5.5%	N/A
% Change in comparator group[c]	2.5%	0%	+89.1%

[a]	The increase in benefits for the chief executive was around £3,000.
[b]	The bonus comparator is based on cash bonus only to give a better like-for-like comparison. No bonus was awarded to the chief executive in 2017.
[c]	Comparator group is the UK management and technical employee population representing around 23,209 individuals.

Relative importance of spend on pay (unaudited)

The table below illustrates the change in total remuneration and dividends and share buyback paid.

Area	2017/18 (£m)	2016/17 (£m)	% Change
Remuneration paid to all employees	5,400	5,189	4.07%
Dividends/share buybacks	1,746	1,642	6.33%

168 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Implementation of remuneration policy in 2018/19 (unaudited)

Base salary

Having agreed no increases in 2017, the committee considered the base salaries for both executive directors. In line with the increases agreed for our managerial employees, we agreed 2.5% salary increases for both executive directors.

The table below sets out the 2018/19 base salaries for both executive directors. The increases are effective in June 2018.

	Base salary	% change
Chief executive	£1,022,000	+2.5%
Chief financial officer	£717,500	+2.5%

Benefits

The committee has set benefits in line with the remuneration policy set out on pages 173 to 180. We propose no changes to the benefit framework for 2018/19.

Pension

Levels of pension provision for 2018/19 are the same as for 2017/18. Executive directors receive an annual amount equal to 30% of salary in lieu of pension provision.

Clawback and malus

Clawback provisions will apply to annual bonus payments relating to the 2018/19 financial year, and for the ISP awards that are expected to be made in June 2018.

The annual bonus clawback will apply for one year following payment. The ISP clawback arrangements may be enforced by the committee in the two year period post-vesting of any awards.

Annual bonus

The table below describes the level of bonus opportunity (expressed as a percentage of salary) for the chief executive and chief financial officer. One third of any bonus will be deferred into shares for a period of three years.

The 2018/19 annual bonus structure and weighting is set out below.

Chief executive and chief financial officer

Adjusted earnings per share, normalised free cash flow, and revenue (excluding transit) have a direct impact on shareholder value. Customer experience (measured through our RFT and the customer perception measure) is vital to the company’s long-term health and growth. All four of these measures are KPIs for BT and are defined on pages 24 to 25.

We don’t publish details of the financial targets in advance as these are commercially confidential. We will publish achievement against these targets at the same time as we disclose bonus payments in the 2019 Directors’ Remuneration Report so shareholders can evaluate performance against those targets.

The personal contribution measure is aligned to our strategy and is assessed by the chairman for the chief executive and by the chief executive for the chief financial officer and each senior executive, eg, CFU CEO. Performance against the personal contribution element is assessed individually and is based on achievement against individual objectives, organisational culture and growth measures.

Incentive Share Plan

The committee reviewed the level of ISP award for both executive directors. In 2017 the level of ISP award for the chief executive was reduced from 400% of salary to 350% of salary in light of the share price fall in the year. This year the committee carefully considered reverting to an award of 400% of salary. However, in the light of the share price fall in the year it decided that an award of 350% of salary was fair. It is the committee’s intention to revert to an award of 400% of salary next year assuming overall performance supports that move. An award of 350% of salary will also be made to the chief financial officer.

We expect to grant the awards in June 2018. Any shares acquired on the vesting of the 2018 ISP awards will be subject to a holding period of two years, commencing from the end of the three-year performance period.

The holding period will apply to the number of shares received on vesting after tax and other statutory deductions. No further performance measures will apply during the holding period as performance will have already been assessed.

The performance conditions will be the same as for the 2017 ISP: 40% based on relative TSR; 40% based on normalised free cash flow; and 20% growth in underlying revenue (excluding transit) over a three-year performance period.

169 Annual Report 2018 BT Group plc

Annual remuneration report continued

The committee reviewed BT’s approach to TSR and the comparator group during the year following a number of changes to the business. The changes include strategic developments, the acquisition of EE and its integration into the consumer business, substantial investment in BT Sport and the legal separation of Openreach. The committee agreed a revised comparator group of 16 other companies for the 2018 awards as set out below.

BT’s TSR comparator group for the 2018 ISP will comprise the companies listed below.

Centrica	Proximus	Telecom Italia
Deutsche Telekom	Sky	Telefónica
KPN	SSE	Telenor
Liberty Global	Swisscom	Telia Company
National Grid	TalkTalk	Vodafone
Orange

TSR vesting schedule 2018 awards

For the 2018 ISP awards, 40% of the potential outcome is based on relative TSR. The following graph shows the potential vesting of awards based on the TSR element.

Financial targets

The table below sets out the target ranges for the normalised free cash flow and underlying revenue growth (excluding transit).

Measure 2018/19–2020/21	Threshold	Level of vesting	Maximum	Level of vesting[a]
Normalised free cash flow[b]	£6.4bn	25%	£7.4bn	100%
Underlying revenue (excluding transit)[c]	0.2%	25%	1.9%	100%

[a]	Vesting level between threshold and maximum will be on a straight line basis.
[b]	Normalised free cash flow is defined on page 25.
[c]	Growth in underlying revenue (excluding transit) is defined on page 24.

The committee aims to set stretching targets that require strong outperformance for maximum vesting, yet remain realistic in the context of the significant investments in our networks that we need to make over the next three years. The committee recognises that the financial targets are lower than the 2017 ISP awards but considers that in the current economic and regulatory environment these targets represent an equivalent stretch to those set in prior years.

The targets above have been set on an IAS basis. The committee will review any impact arising from BT’s transition to IFRS 15, applicable from 1 April 2018, during 2018/19. Any adjustments required as a result of the standard will be reported in the 2019 Directors’ Remuneration Report.

Chairman and non-executive director remuneration

The fees for non-executive directors were reviewed during the year. The last review of non-executive director fees was in January 2017 when no changes were made. In accordance with the Articles of Association, the chairman and executive directors conducted the review, and considered the role and requirements of BT, together with the fees paid to non-executive directors at companies of a similar size and complexity. Following the review, the basic fee for a non-executive director was increased to £75,000 per year (from £72,000) from 1 January 2018. The chair and membership fees of the BT Compliance Committee, a sub-committee of the Audit & Risk committee formed during the year, were also agreed. Further detail on the BT Compliance Committee can be found on page 145.

Following the change in chairmanship of the Committee for Responsible & Sustainable Business, a chair fee of £12,000 was agreed. The chairman of the Board previously held this position and as such no chair fee was payable.

The committee agreed an increase to £4,000 (from £2,000) for the fee paid per trip to those non-executive directors travelling on an inter-continental basis to Board and Board committee meetings.

The Integration Committee was disbanded during the year. See page 139 for further detail.

The table below sets out the fees for membership of, or chairing a Board committee (including the changes agreed during the year):

Committee	Chairman’s fee		Member’s fee
Audit & Risk	£35,000		£25,000
BT Compliance[a]	£25,000	[b]	£12,000
Nominating & Governance	n/a	[c]	£10,000
BT Pensions	£25,000		£10,000
Remuneration	£28,000		£15,000
Sustainable & Responsible Business	£12,000	[d]	£5,000
Technology	n/a	[c]	£14,000
Equality of Access Board[e]	£72,500		n/a

[a]	A sub-committee of the Audit & Risk Committee.
[b]	Nil if the Equality of Access Board chair also chairs the BT Compliance Committee.
[c]	Where the chairman or chief executive acts as chair of a Board committee, no additional committee chair fee is payable.
[d]	External members of the CSRB receive a fee of £10,000 a year.
[e]	External members of the Equality of Access Board receive an annual fee of £37,000.

The senior independent director receives an additional fee of £27,000 a year for that position.

No element of non-executive director remuneration is performance-related. Non-executive directors do not participate in BT’s bonus or employee share plans and are not members of any of the company pension schemes.

No review of the chairman’s fee was undertaken. The committee agreed a five year fixed fee of £700,000 per year, on Jan du Plessis’s appointment as chairman.

170 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Other remuneration matters

Advisers

During the year, the committee received independent advice on executive remuneration matters from Deloitte LLP. Deloitte received £174,625 in fees for these services. The fees are charged on a time-spent basis in delivering advice. That advice materially assisted the committee in their consideration of matters relating to executive remuneration.

Deloitte is a founder member of the Remuneration Consultants Group and as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK. The committee appointed Deloitte to the role of independent advisers to the committee in 2012 following a competitive tender exercise conducted by the committee.

The committee is comfortable that the Deloitte engagement partner and team, who provide remuneration advice to the committee, have no connections with BT that may impair their independence or objectivity.

In addition, during 2017/18, Deloitte provided the company with advice on corporate and indirect taxes, assistance with regulatory, risk and compliance issues and additional consultancy services.

Dilution

For a number of years we generally used treasury shares to satisfy the exercise of share options and the vesting of share awards under our employee share plans. We intend to use both treasury shares and shares purchased by the BT Group Employee Share Ownership Trust (the Trust) for share option exercises, and shares purchased by the Trust for the vesting of executive share awards in 2018/19. Shares held in the Trust do not have any voting rights.

At the end of 2017/18, shares equivalent to 1.76% (2016/17: 1.89%) of the issued share capital (excluding treasury shares) would be required for all share options and awards outstanding.

Of these, we estimate that for 2018/19, shares equivalent to approximately 0.28% (2017/18: 0.45%) of the issued share capital (excluding treasury shares) will be required for the all-employee share plans.

Outside appointments

The committee believes that there are significant benefits, to both the company and the individual, from executive directors accepting non-executive directorships of companies outside BT. The committee will consider up to two external appointments (of which only one may be to the board of a major company), for which a director may retain the fees.

Gavin Patterson is a non-executive director of British Airways for which he receives an annual fee of £50,000 and the benefit of free BA flights.

From 2018/19, the Nominating & Governance Committee will consider proposed external directorships and other external interests by executive directors, members of the ExCo and other senior direct reports to the chief executive.

Voting at the 2017 Annual General Meeting

The table below sets out the votes cast in respect of the Annual Remuneration Report and the Remuneration Policy at the Annual General Meeting held on 12 July 2017.

	Votes cast in favour	%	Votes cast against	%
Approve Annual Remuneration Report	6,711,751,544	96.85%	218,449,483	3.15%
Approve Remuneration Policy	6,654,431,173	96.12%	268,487,768	3.88%

7,604,373 votes were withheld against approving the Annual Remuneration Report while 14,886,907 votes were withheld against approving the Directors’ Remuneration Policy. Withheld votes are not counted when calculating voting outcomes.

Committee evaluation 2017/18

As part of the Board evaluation, we evaluated the committee’s effectiveness, having regard to the findings of the external facilitator and the inputs of others. We concluded that the committee operates efficiently and has benefited from the recent addition of two new members.

Independent non-executive directors’ letters of appointment

Each independent non-executive director has an appointment letter setting out the terms of his or her appointment. They do not have service contracts. The letter includes membership of any Board committees, the fees to be paid and the time commitment expected. We ask each non-executive director to allow a minimum commitment of 22 days each year, subject to committee responsibilities, and to allow slightly more in the first year in order to take part in the induction programme. The actual time commitment required in any year may vary depending on business. We make clear that additional time may be required during periods of increased activity.

Appointments are for an initial period of three years. During that period, either party can give the other at least three months’ notice of termination. All Board appointments automatically terminate in the event of a director not being elected or re-elected by shareholders at the Annual General Meeting. The appointment of a non-executive director is terminable on notice by the company without compensation. At the end of the period, the appointment may be continued by mutual agreement.

See page 172 for further details of appointment arrangements for independent non-executive directors.

The appointment letter also covers matters such as confidentiality, data protection and BT’s share dealing code.

Tim Höttges was appointed as a non-independent non-executive director in January 2016 following Deutsche Telekom’s nomination, and his appointment letter reflects the terms of the Relationship Agreement between BT and Deutsche Telekom.

171 Annual Report 2018 BT Group plc

Annual remuneration report continued

Directors’ service agreements and letters of appointment

The following table sets out the dates on which directors’ service agreements/initial letters of appointment commenced and the current expiry dates:

Chairman and executive directors	Commencement date	Expiry date of current service agreement or letter of appointment

Jan du Plessis	1 June 2017	The agreement is terminable by the company on 12 months’ notice and by the director on six months’ notice.

Gavin Patterson	10 September 2013	Initial term until 10 September 2014, and thereafter terminable by the company on 12 months’ notice and by the director on six months’ notice.

Simon Lowth	6 July 2016	Terminable by the company on 12 months’ notice and by the director on six months’ notice.

Non-executive directors

Tony Ball	16 July 2009	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in June 2015 following extension in 2012.

Iain Conn	1 June 2014	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in May 2017.

Tim Höttges	29 January 2016	Appointed as a non-independent non-executive director under the terms of the Relationship Agreement between BT and Deutsche Telekom. The appointment is terminable immediately by either party.

Isabel Hudson	1 November 2014	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in October 2017.

Mike Inglis	1 September 2015	Letter of appointment was for an initial period of three years.

Karen Richardson	1 November 2011	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in October 2017 following extension in 2014.

Nick Rose	1 January 2011	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in December 2016 following extension in 2013.

Jasmine Whitbread	19 January 2011	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in December 2016 following extension in 2013.

There are no other service agreements, letters of appointment or material contracts, existing or proposed, between the company and any of the directors. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which any director or executive officer was selected to serve. There are no family relationships between the directors.

Inspection by the public

The service agreements and letters of appointment are available for inspection by the public at BT’s registered office. They will also be available for inspection commencing one hour prior to the start of our AGM, to be held in Edinburgh on 11 July 2018.

Tony Ball

Chairman of the Remuneration Committee

9 May 2018

172 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Remuneration policy

The following pages set out our directors’ remuneration policy (the ‘Policy’) which was approved by shareholders at the AGM on 12 July 2017 in accordance with section 439A of the Companies Act 2006.

The votes cast in respect of the Policy at the 2017 AGM were as set out on page 171.

The Policy on pages 174 to 180 is a repeat of the Policy set out on pages 138 to 145 in the Annual Report & Form 20-F 2017. As such all page cross-references within the repeated Policy are to the respective pages in the Annual Report & Form 20-F 2017. The Policy, as approved, is also available online at bt.com/downloadcentre

We are repeating the Policy this year because we believe it’s helpful when reading the Annual Remuneration Report.

Legacy matters

The committee reserves the right to make any remuneration payments and/or payments for loss of office (including exercising any discretions available to it in connection with such payments) notwithstanding that they are not in line with the Policy where the terms of the payment were agreed (i) before the AGM in 2014 (the date the company’s first shareholder-approved directors’ remuneration policy came into effect); (ii) before this Policy came into effect, provided that the terms of the payment were consistent with the shareholder-approved directors’ remuneration policy in force at the time they were agreed; or (iii) at a time when the relevant individual was not a director of the company and, in the opinion of the committee, the payment was not in consideration for the individual becoming a director of the company. For these purposes “payments” includes the committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment are “agreed” at the time the award is granted. Any legacy payments would be disclosed in the Annual Remuneration Report for the relevant year.

Minor amendments

The committee may make minor amendments to the arrangements for the directors as described in the Policy, for regulatory, exchange control, tax or administrative purposes, or to take account of a change in legislation.

173 Annual Report 2018 BT Group plc

Remuneration Policy

Executive Directors and Chairman

Policy Element	Operation and Opportunity	Performance measures or basis of payment

Base salary Purpose - a core element of remuneration, used to attract and retain executive directors of the calibre required to develop and deliver our business strategy.

Salaries for the executive directors and the chairman are reviewed annually, although an out-of-cycle review may be conducted if the committee determines it appropriate. A review may not necessarily lead to an increase in salary. Salaries are paid monthly in cash.

The pay and conditions for all UK employees are considered when setting salaries for executive directors and the chairman.

Whilst there is no maximum salary level, any increase will typically be broadly in line with BT’s UK employee population.

For the executive directors, higher increases may be made under certain circumstances, such as:

–  increase in the scope and/or responsibility of the individual’s role;

–  development of the individual within their role; and

–  where an executive director has been appointed to the Board at a lower than typical level of salary, for example to reflect less experience, larger increases may be awarded to move them closer to market practice as their experience develops.

Individual and business performance are taken into account in deciding salary levels.

Benefits Purpose – to support health and wellbeing and provide employees with a market competitive level of benefits.

Executive directors and the chairman receive benefits which typically include (but are not limited to) company car (or monthly allowance in lieu of a car or part of such allowance not used for a car), fuel and/or driver, personal telecommunication facilities and home security, medical and dental cover for the directors and their immediate family, life cover, professional subscriptions, personal tax advice and financial counselling up to a maximum of £5,000 (excluding VAT) a year.

Where executive directors are required to relocate, the committee may offer additional expatriate benefits, if considered appropriate.

The company purchases directors’ and officers’ liability insurance to cover the directors, and has in place a directors’ and officers’ indemnity. The insurance operates to protect the directors in circumstances where, by law, BT cannot provide the indemnity.

Further details of the directors’ and officers’ liability insurance and indemnity are set out on page 147.

While no maximum level of benefits is prescribed, they are generally set at an appropriate market competitive level determined by the committee, taking into account a number of factors including:

–  the jurisdiction in which the employee is based;

–  the level of benefits provided for other employees within the group; and

–  market practice for comparable roles within appropriate pay comparators in that jurisdiction.

The committee keeps the benefit policy and benefit levels under regular review.

Annual bonus Purpose – to incentivise and reward delivery of our business plan on an annual basis.

Executive directors are eligible for an annual bonus. The chairman is not eligible for an annual bonus. Awards are based on performance in the relevant financial year. The annual bonus is paid in two elements, a cash element, and a deferred element awarded in shares. Annual bonus amounts are not pensionable.

The committee sets annual bonus performance targets each year, taking into account key strategic priorities and the approved budget for the year.

The committee ensures that targets set are appropriately stretching in the context of the corporate plan and that there is an appropriate balance between incentivising executive directors to meet targets, while ensuring that they do not drive unacceptable levels of risk or inappropriate behaviours.

At least one-third of the annual bonus will be granted in the form of deferred shares to strengthen further the alignment of management interests with the long-term interests of shareholders. The deferred element in shares must be held for a deferral period which will not be less than three years. If following the grant of an award, facts subsequently become known to the committee which would justify a reduction in the award, the committee may reduce the number of deferred shares, including to nil. Further information on the malus and clawback provisions is set out on page 145. The maximum annual bonus opportunity is 240% of base salary.

The committee seeks to effectively reward performance against the key elements of our strategy. Measures used typically include, but are not limited to:

–  financial performance measures – these are chosen carefully to ensure alignment between reward and underlying financial performance. As an example, such measures may include free cash flow and earnings per share; and

–  non-financial performance measures

–  these reflect key company, strategic and individual goals. For example, such measures may include customer experience, purposeful company and personal objectives.

In terms of weighting, non-financial measures will typically account for no more than 50% of the total annual bonus.

A sliding scale between 0% and 100% of the maximum award applies for achievement between threshold and maximum performance under the bonus plan.

174 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Policy Element	Operation and Opportunity	Performance measures or basis of payment

Incentive Share Plan (ISP) Purpose – to incentivise executive directors over the longer-term, by rewarding delivery of stretching targets linked to our strategy and long-term value creation.

Executive directors are eligible to participate in the ISP. The chairman is not eligible to participate. The ISP forms the long-term variable element of executive remuneration. Awards are discretionary and normally vest subject to performance measured over a period of at least three years.

Under the terms of the plan rules the current ISP has no maximum award level. The committee have determined that it will impose limits for executive directors to apply to future awards. The maximum normal ISP award that may be awarded to an executive director in respect of any financial year of the company will be 400% of basic salary. In exceptional circumstances, for example recruitment, this limit may be increased to 500% of basic salary.

The proposed award levels for 2017/18 are set out on page 134.

In respect of ISP awards made to executive directors there is normally a further holding period of two years, commencing from the end of the performance period applicable to the net number of shares received after tax and other statutory deductions. During the holding period, no further performance measures will apply.

If following the grant of an award, facts subsequently become known to the committee which would justify a reduction in the award, the committee may reduce the number of shares, including to nil. Further information on the malus and clawback provisions is set out on page 145.

The committee aligns the performance measures under the ISP with the long-term strategy of the company and considers that strong performance under the chosen measures should result in sustainable value creation:

–  financial measures – to reflect the financial performance of our business and a direct and focused measure of company success and, for example, may include free cash flow and revenue measures. We set targets to be appropriately stretching, with regard to a number of internal and external reference points including our business plan and consensus market expectations; and

–  share price performance measures, to reflect the ultimate delivery of shareholder returns which may, for example, include TSR. This promotes alignment between executive director reward and shareholder value creation. Targets are set with reference to wider market practice and positioned at a level which we consider represents stretching performance. Targets will be measured against a comparator group containing other telecommunication companies and/or companies which are either similar in size or market capitalisation and/or have a similar business mix and spread as BT or operate in comparable markets.

In terms of weighting, share price performance measures will typically account for no more than 50% of the total award.

Under each performance measure, performance below threshold levels would result in nil vesting for that element. For threshold levels of performance, no more than 25% of the maximum for that element would typically vest, rising to 100% for maximum performance.

Pension Purpose – to attract and retain executive directors of the right calibre by providing market competitive post-retirement income.

Executive directors currently receive a cash allowance in lieu of pension.

The committee may determine that alternative pension provisions will operate for new appointments to the Board. When determining pension arrangements for new appointments, the committee will give regard to:

–  the cost of the arrangements;

–  pension arrangements received elsewhere in the group; and

–  relevant market practice.

The chairman does not receive a pension benefit or payment in lieu of such benefit, but may receive a lump sum death in service benefit of £1m.

For executive directors, the maximum cash allowance (or equivalent contribution to an executive director’s pension) may not exceed 30% of salary.

Executive directors who are not members of the BT Pension Scheme benefit from a death in service cover of a lump sum of 4x salary and a dependant’s pension of 30% of capped salary.

175 Annual Report 2018 BT Group plc

Remuneration Policy

Executive Directors and Chairman continued

Policy Element	Operation and Opportunity	Performance measures or basis of payment

Save As You Earn Saveshare Scheme Purpose – to encourage employee share ownership.

Executive directors and the chairman may participate in the all-employee saveshare (HMRC approved savings related share option plan) on the same basis as other eligible employees.

All participants may invest up to the limits operated by the company at the time set in line with HMRC guidance.

There are no performance measures attached to these awards.

ESIP (directshare) Purpose – to encourage employee share ownership.

Executive directors and the chairman may participate in the Directshare (HMRC approved purchase of shares from gross salary) on the same basis as other eligible employees.

All participants may invest up to the limits operated by the company at the time set in line with HMRC guidance.

There are no performance measures attached to these awards.

Notes to the policy table

1.	For further information on the performance measures applicable to the annual bonus and ISP see pages 139 and 140.
2.	No performance measures are applicable to salary, benefits, pension, BT saveshare and BT directshare in line with market practice.
3.	Common award terms

Awards under any of the company’s share plans referred to in this report may:

–	incorporate the right to receive the value of dividends that would have been paid on the shares subject to an award that vests, which may be calculated assuming the shares were reinvested in shares on a cumulative basis. This value will normally be delivered in the form of additional shares;
–	be granted as conditional share awards or in such other form that the committee determines has the same economic effect;
–	have any performance conditions applicable to them varied or substituted by the committee if an event occurs which causes the committee to determine that the performance conditions no longer achieve their original purpose, provided that the varied or substituted performance condition would be not be materially less difficult to satisfy;
–	be settled in cash at the committee’s discretion; and
–	be adjusted in the event of any variation of the company’s share capital or any demerger, special dividend or other event that may affect the current or future value of awards.

176 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Remuneration arrangements throughout the company

BT operates in a number of different environments and has many employees who carry out diverse jobs across a number of countries:

–	all employees, including directors, are paid by reference to the market rate;

–	performance for managers is measured and rewarded through a number of performance-related bonus schemes across the group;

–	business unit performance measures are cascaded down through the organisation;

–	BT offers employment conditions that reflect our values and are commensurate with a large publicly listed company, including high standards of health and safety and equal opportunities;

–	BT operates all employee share plans in many countries. These are open to all employees where offered; and

–	BT offers a range of employee benefits many of which are available to everyone.

Recruitment

Our recruitment policy is based on a number of key principles:

–	we aim to provide a remuneration package which is sufficient to attract, retain and motivate key talent, while at all times ensuring that we pay no more than is necessary, with due regard to the best interests of the company and our shareholders;

–	the committee will take a number of factors into account in determining the appropriate remuneration package. For example, these may typically include the candidate’s experience and calibre, their circumstances, external market influences and arrangements for existing executive directors;

–	the ongoing remuneration package offered to new directors will only include those elements listed within the policy table;

–	the committee may also consider providing additional benefits to expatriate appointments, where appropriate; and

–	the committee will provide full details of the recruitment package for new executive directors in the next Annual Report on Directors’ Remuneration and will provide shareholders with the rationale for the decisions that were taken.

The maximum level of variable pay (excluding buyouts for which see below) which may be awarded in respect of a recruitment event (internal or external), will not exceed 740% of base salary, representing the current maximum award under the annual bonus and ISP.

In addition, to facilitate recruitment, the committee may make awards to buy-out variable incentives which the individual would forfeit at their current employer. The committee will give consideration to any relevant factors, typically including the form of the award (eg cash or shares), the proportion of the performance/vesting period outstanding and the potential value of the forfeited remuneration, including performance conditions attached to the awards, the likelihood of those conditions being met, and the timing of any potential payments.

In making buying-out awards, the committee may use the relevant provision in the Financial Conduct Authority Listing Rules.

This allows for the granting of awards specifically to facilitate, in unusual circumstances, the recruitment of an executive director, without seeking prior shareholder approval. In doing so, the committee will comply with the relevant provisions in force at the date of this report.

Where an executive director is appointed from within the organisation, the company will honour legacy arrangements in line with the original terms and conditions.

In the event of the appointment of a new non-executive director, remuneration arrangements will be in line with those detailed on page 135.

Payment for loss of office

In a departure event, the committee will typically consider:

–	whether any element of annual bonus should be paid for the financial year. Any bonus paid will normally be limited to the period served during the financial year in which the departure occurs;

–	whether any of the share element of deferred bonus awarded in prior years should be preserved either in full or in part; and

–	whether any awards under the ISP should be preserved either in full or in part and, if relevant, whether the post vesting holding period should apply.

The committee has historically maintained a discretionary approach to the treatment of leavers, on the basis that the facts and circumstances of each case are unique.

In an exit situation, the committee will consider: the individual circumstances; any mitigating factors that might be relevant; the appropriate statutory and contractual position and the requirements of the business for speed of change.

The default position is that an unvested ISP or DBP award or entitlement lapses on cessation of employment, unless the committee applies discretion to preserve some or all of the awards.

This provides the committee with the maximum flexibility to review the facts and circumstances of each case, allowing differentiation between good and bad leavers and avoiding ‘payment for failure’.

When considering a departure event, there are a number of factors which the committee takes into account in determining appropriate treatment for outstanding incentive awards.

These include:

–	the position under the relevant plan documentation;

–	the individual circumstances of the departure;

–	the performance of the company/individual during the year to date; and

–	the nature of the handover process.

177 Annual Report 2018 BT Group plc

Remuneration Policy

Executive Directors and Chairman continued

In some cases, the treatment is formally prescribed under the rules of the relevant plan so that where there are ‘good leaver’ circumstances awards, which would otherwise lapse by default, vest either on the normal vesting date or on cessation of employment. These circumstances include death, injury, ill-health, disability, redundancy or sale of the company or business. If the director dies or leaves due to ill health, injury or disability, ISP awards which have less than 12 months of the performance period remaining or DBP awards which have less than 12 months of the deferred period to run, vest automatically on leaving. In other leaver circumstances the committee has discretion to determine whether, when, and to what extent, awards vest. Where a director leaves where some of his shares acquired under an ISP award are subject to a holding period, that holding period will continue to apply unless the committee determines otherwise.

The committee considers the leaver circumstances along a continuum, ranging from ‘bad leaver’ scenarios such as termination of employment for gross misconduct or resignation, through to the ‘good leaver’ scenarios outlined above. Accordingly the committee may apply (or disapply) such performance conditions or time pro-rating to awards vesting in these circumstances as it considers appropriate.

All-employee plans – leavers

The treatment of saveshare options and directshare shares on leaving is as determined under the respective HMRC approved rules. For saveshare, someone who ceases to be an employee in special circumstances (for example injury, disability, death, or following sale of the company or business where they work) may exercise the option within six months after leaving (or 12 months in the case of death) or the relevant corporate event. If someone leaves for a reason not falling within special circumstances, the option lapses on the date the individual leaves.

ISP/DBP – change of control

In the event of a takeover or scheme of arrangement involving the company, ISP and DBP awards will vest, at a minimum, to the extent that any applicable performance measures have been satisfied at the time (subject to the committee’s discretion to determine the appropriate level of vesting, having regard to such relevant factors as it decides to take into account). If the acquiring company offers to exchange awards over BT shares for awards over its shares (or shares in another company), awards will normally be exchanged and continue under the rules of the relevant plan. If within 12 months of a change of control, a participant’s employment is terminated by his employer other than for misconduct or performance or he or she resigned as a result of a reduction of his or her duties or responsibilities constituting a material breach of the individual’s contract, the participant is entitled to receive an amount equal to the difference between the value he or she received on the change of control he would have received if the relevant performance condition had been met in full.

In the event of a voluntary winding up of the company, awards may vest on the members’ resolution to voluntarily wind-up the company being passed.

Employment conditions elsewhere in the group

The committee considers the pay and conditions of employees throughout the company when determining the remuneration arrangements for executive directors although no direct comparison metrics are applied.

In particular, the committee considers the relationship between general changes to UK employees’ remuneration and executive director reward.

Whilst the committee does not directly consult with our employees as part of the process of determining executive pay, the Board does receive feedback from employee surveys that takes into account remuneration in general. The committee also receives updates from the group HR director.

Provision	Policy

Notice period	– 12 months’ notice by the company, six months’ notice by the executive director or chairman (there is no fixed expiry date).

Termination payment

–  In lieu of giving an executive director or the chairman 12 months’ notice, BT may terminate the director’s contract and make a payment in lieu of notice to which the director was entitled if he or she had received salary and the value of contractual benefits for the period.

–  In respect of the executive directors, the payments in lieu will be payable in equal monthly instalments until the date on which the notice period would have expired or (if earlier) the date on which the director secures alternate employment with the same or higher basic salary or fee. In the event that the director secures alternate employment at a basic salary of £30,000 or higher, but lower than their salary, payment in lieu will be reduced by the amount of the new lower salary received. The Board retains the right to lower the payment in lieu of the directors new employment if it considers the new employment terms of the director are not appropriately balanced between basic salary and other elements, and may cease making payments entirely where the Board is not satisfied the director is making reasonable efforts to secure alternative employment.

–  In respect of the chairman, the payment in lieu will be payable in equal monthly instalments until the earlier of 12 months from the date of termination or the date the chairman secures alternate full-time employment.

Remuneration and benefits	– Participation in the incentive plans, ISP, DBP and annual bonus, saveshare and directshare, is non- contractual. The chairman does not participate in the ISP, DBP or any annual bonus.

–  Other benefits include pension (including life cover), dental cover, company car, fuel or driver, private health care (including spouse and children under age of 18 or 21 if in full time education), telecommunication facilities, home security and professional subscriptions. The chairman does not receive pension benefits but is entitled to all other benefits.

– The chairman receives an all-inclusive fee for the role.

178 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Executive director and chairman service contracts

The other key terms of the service contracts for the current executive directors and the chairman are set out below. The termination provisions described above are without prejudice to BT’s ability in appropriate circumstances to terminate in breach of the notice period referred to above, and thereby be liable for damages to the executive director or chairman.

In the event of termination by BT, each executive director and the chairman may have entitlement to compensation in respect of his or her statutory rights under employment protection legislation in the UK.

Where appropriate, BT may also meet a director’s reasonable legal expenses in connection with either his or her appointment or termination of his or her appointment.

There are no other service agreements, letters of appointment or material contracts, existing or proposed, between the company and any of the executive directorIllustration of executive director pay scenarios.

Our remuneration policy aims to ensure that a significant proportion of pay is dependent on the achievement of stretching performance targets. The committee has considered the level of total remuneration that would be payable under different performance scenarios and is satisfied that, as the graph below illustrates, executive pay is appropriate in the context of the performance required and is aligned with shareholders’ interests.

The illustrative scenarios below set out the total remuneration that might be received by each executive director for different levels of performance, based on our remuneration policy.

The minimum reflects base salary, pension and benefits only which are not performance related.

	Performance	Assumptions

Fixed pay	All scenarios	Consists of total fixed pay – base salary, benefits and pension:
– Base salary – salary effective as at June 2017
– Benefits – amount received by each director in 2016/17
– Pension – cash supplement in lieu of pension provision for 2016/17

Variable	Minimum	– No payout under the annual bonus
pay		– No vesting under the ISP

	On-target	– On target payout under the annual bonus
– 25% of maximum vesting under the ISP

	Maximum	– 100% of the maximum payout under the annual bonus
– 100% of maximum vesting under the ISP

For the purposes of the scenarios chart for the group finance director, we have increased the amount received in 2016/17 on a pro-rata basis to reflect a full financial year. The chief executive has a target bonus of 120% of salary, with a maximum bonus of 240% of salary. The group finance director has a target bonus of 120% of salary, with a maximum bonus of 180% of salary.

For these purposes, we have assumed a usual maximum ISP award of 400% of base salary for the chief executive and 350% of base salary for the group finance director. The absolute maximum ISP award under our remuneration policy is 500% of base salary.

ISP awards have been shown at face value, with no share price growth or discount rate assumptions. All-employee share plans (saveshare and directshare) have been excluded, as have any legacy awards held by executive directors.

Fixed pay is calculated as follows:

	Salary £000	Benefits £000	Pension £000	Total fixed pay
Chief executive	997	54	298	1,349
Group finance director	700	24	210	934

179 Annual Report 2018 BT Group plc

Remuneration Policy

Executive Directors and Chairman continued

Other Remuneration Policies

Malus and clawback

Under the terms of the DBP and ISP, if following the grant of an award, facts subsequently become known to the committee which would justify a reduction in the award, the committee may reduce the number of shares under award to take account of this, including to nil. In order to retain flexibility, the events under which this may apply are not formally stipulated in the rules. However, for illustration, such events may include, for example, mis-statement of the financial accounts, fraud or material failure of risk management.

Clawback provisions are also in place for the cash part of the annual bonus and ISP awards granted from June 2015 onwards. Under the annual bonus, clawback will normally apply for one year following payment. The ISP clawback arrangements may be enforced by the committee in the two year period post-vesting of any awards. The circumstances in which the committee may consider it appropriate to apply clawback include, but are not limited to i) the behaviour of the participant which fails to reflect the company’s governance and business values; ii) material adverse change in the financial performance of the company or any division in which the participant works and/or worked; iii) a material misstatement of the company’s audited financial accounts (other than as a result of a change in accounting practices); iv) misconduct of a participant which results in or is likely to result in reputational damage to the company; v) a material failure in risk management; vi) negligence or gross misconduct of a participant; and/or vii) fraud effected by or with knowledge of a participant.

Other elements of remuneration are not subject to recovery arrangements.

Consideration of shareholder views

The committee is strongly committed to an open and transparent dialogue with shareholders on remuneration matters. We believe that it is important to meet regularly with our key shareholders to understand their views on our remuneration arrangements and discuss our approach going forward.

The committee will continue to engage with shareholders going forward and will aim to consult on any material changes to the Policy or other relevant matters.

Non-executive director fees

Element/purpose and link to strategy	Operation	Opportunity

Purpose Core element of remuneration, paid for fulfilling the relevant role	– NEDs receive a basic fee, paid monthly in respect of their board duties. – Further fees may be paid for chairmanship or membership of Board committees or to the senior independent director.	– Current fee levels can be found in the Annual Report on Remuneration on page 135. – Fees are set at a level which is considered appropriate to attract and retain NEDs of the necessary calibre.

–  Additional fees of up to £6,000 may also be payable to NEDs travelling regularly from overseas on an intercontinental basis to Board and committee meetings.

–  NEDs are not eligible for annual bonus, share incentives, pensions or other benefits.

–  Expenses incurred in the performance of non-executive duties for the company may be reimbursed (including any relevant tax) or paid directly by the company, as appropriate.

–  Fee levels are normally set by reference to the level of fees paid to NEDs serving on boards of similarly-sized, UK-listed companies, taking into account the size, responsibility and time commitment required of the role.

–  The company’s Articles of Association provide the maximum fee level payable. The maximum is based on NED fees benchmarked as at 1 April 1999 with increases linked to the Retail Price Index.

180 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Directors’ information

Statement of directors’ responsibilities

Our directors are responsible for preparing the Annual Report, the Report on directors’ remuneration and the financial statements in accordance with applicable law and regulation. Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the group financial statements in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union and company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accouting Standards Comprising FRS 101 “Reduced Disclosure Framework”) and applicable law. In preparing the group financial statements, the directors have also elected to comply with IFRS, issued by the International Accounting Standards Board (IASB). Under company law, the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the group and company, and of the profit or loss of the group and company for that period.

In preparing the financial statements, the directors are required to:

–	select suitable accounting policies and apply them consistently

–	state whether applicable IFRSs, as adopted by the European Union and IFRSs issued by IASB have been followed for the group financial statements and United Kingdom Accounting Standards comprising FRS 101 have been followed for the company financial statements, subject to any material departures disclosed and explained in the financial statements

–	make judgements and accounting estimates that are reasonable and prudent

–	prepare financial statements on a ‘going concern’ basis unless it’s inappropriate to presume that the group and the company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the group and company’s transactions and disclose with reasonable accuracy at any time the financial position of the group and company as well as ensuring that the financial statements and the Report on directors’ remuneration comply with the Companies Act 2006 and, as regards the group financial statements, Article 4 of the IAS Regulation.

The directors are also responsible for safeguarding the assets of the group and company, and for taking reasonable steps to prevent and detect fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the directors, whose names and functions are listed on pages 134 to 135, confirms that, to the best of their knowledge:

–	the company financial statements, which have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 “Reduced Disclosure Framework”, and applicable law), give a true and fair view of the assets, liabilities, financial position and profit of the company

–	the group financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union - Dual IFRS (European Union and IASB) - give a true and fair view of the assets, liabilities, financial position and profit of the group

–	the Strategic Report on pages 1 to 130 includes a fair review of the development and performance of the business and the position of the group and company, together with a description of the principal risks and uncertainties that it faces.

Fair, balanced and understandable

In accordance with the principles of the UK Corporate Governance Code, we’ve put processes and procedures in place to ensure the information presented in the Annual Report is fair, balanced and understandable. We describe these processes and procedures on page 147.

On the advice of the Audit & Risk Committee, the Board considers that the Annual Report, as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the group and company’s position, performance, business model and strategy.

Critical accounting estimates, key judgements and significant accounting policies

Our critical accounting estimates, key judgements and significant accounting policies conform with IFRSs, as adopted by the European Union and IFRSs issued by IASB, and are set out on pages 208 to 214 of the consolidated financial statements. The directors have reviewed these policies and applicable estimation techniques, and have confirmed they’re appropriate for the preparation of the 2017/18 consolidated financial statements.

Disclosure of information to auditors

As far as each of the directors is aware, there is no relevant audit information (as defined by section 418(3) of the Companies Act

2006) that hasn’t been disclosed to the auditors. Each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the auditors have been made aware of that information.

181 Annual Report 2018 BT Group plc

Going concern

The Strategic Report on pages 1 to 130 includes information on the group structure, strategy and business model, the performance of each customer-facing unit, the impact of regulation and competition, and principal risks and uncertainties. The Group Performance section on pages 118 to 130 includes information on our group financial results, financial outlook, cash flow and net debt, and balance sheet position. Notes 23, 24, 25 and 27 of the consolidated financial statements include information on the group’s investments, cash and cash equivalents, borrowings, derivatives, financial risk management objectives, hedging policies and exposure to interest, foreign exchange, credit, liquidity and market risks.

In line with IAS 1 ‘Presentation of financial statements’, and revised FRC guidance on ‘risk management, internal control and related financial and business reporting’, management has taken into account all available information about the future for a period of at least, but not limited to, 12 months from the date of approval of the financial statements when assessing the group’s ability to continue as a going concern.

The directors carried out a robust assessment of the principal risks affecting the group, including any that could threaten our business model, future performance, insolvency or liquidity. Details of those risks and how we manage and mitigate them are set out in Our principal risks and uncertainties on pages 57 to 70.

Having assessed the principal risks, the directors considered it appropriate to adopt the going concern basis of accounting when preparing the financial statements. This assessment covers the period to May 2019, which is consistent with the FRC guidance.

Independent advice

The Board has a procedure that allows directors to seek independent professional advice at BT’s expense.

All directors also have access to the advice and services of the company secretary.

Directors’ and officers’ liability insurance and indemnity

For some years, BT has bought insurance cover for directors, officers and employees in positions of managerial supervision of BT Group plc and its subsidiaries. This is intended to protect against defence costs, civil damages and, in some circumstances, civil fines and penalties following an action brought against them in their personal capacity. The policy also covers individuals serving as directors of other companies or of joint ventures or on boards of trade associations or charitable organisations at BT’s request. The insurance protects the directors and officers directly in circumstances where, by law, BT cannot provide an indemnity. It also provides BT, subject to a retention, with cover against the cost of indemnifying a director or officer. One layer of insurance is ring-fenced for the directors of BT Group plc.

As at 4 May 2018, and throughout 2017/18, the company’s wholly-owned subsidiary, British Telecommunications plc, has provided an indemnity for a group of people similar to the group covered by the above insurance. Neither the insurance nor the indemnity provides cover where the person is proven to have acted fraudulently or dishonestly.

Interest of management in certain transactions

During and at the end of 2017/18, none of BT’s directors was materially interested in any material transaction in relation to the group’s business. None is materially interested in any currently proposed material transactions.

As set out below, Tim Höttges is a member of the Board as well as the CEO of Deutsche Telekom.

Power to authorise conflicts

All directors have a duty under the Companies Act 2006 (“the 2006 Act”) to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company. The company’s Articles of Association include provisions for dealing with directors’ conflicts of interest in accordance with the 2006 Act. The company has procedures in place, which it follows, to deal with such situations. These require the Board to:

–	consider each conflict situation separately on its particular facts

–	consider the conflict situation in conjunction with its other duties under the 2006 Act

–	keep records and Board minutes on any authorisations granted by directors and the scope of any approvals given

–	regularly review conflict authorisation.

We also have a Conflicted Matters Committee. Tim Höttges owes duties to both BT and Deutsche Telekom, and the Conflicted Matters Committee helps him comply with his fiduciary duties (although ultimate responsibility rests with him).

182 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

General information

US regulation

New York Stock Exchange

BT, as a foreign issuer with American Depositary Shares listed on the New York Stock Exchange (NYSE), is obliged to disclose any significant ways in which its corporate governance practices differ from the corporate governance listing standards of the NYSE.

We’ve reviewed the NYSE’s listing standards and believe that our corporate governance practices are consistent with them, with the following exception where we don’t meet the strict requirements in the standards. These state that companies must have a nominating/ corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the Board a set of corporate governance principles applicable to the company. We have a Nominating & Governance Committee whose terms of reference include governance and compliance issues (see Nominating & Governance Committee chairman’s report on pages 150 to 151). The Nominating & Governance Committee’s terms of reference are in line with the requirements set out in the standards. However, the committee is chaired by the chairman, Jan du Plessis, who isn’t considered independent under the NYSE’s listing standards. Tim Höttges, our non-independent, non-executive director, joined the committee on 1 May 2018. The Board and the Nominating & Governance Committee are made up of a majority of independent, non-executive directors.

The US Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), the US Securities and Exchange Commission (SEC) and NYSE listing standards require companies to comply with certain provisions relating to their audit committee. These include the independence of audit committee members and procedures for the treatment of complaints regarding accounting or auditing matters. We comply fully with these requirements.

US Sarbanes-Oxley Act of 2002

BT has securities registered with the SEC. As a result, we must comply with those provisions of the Sarbanes-Oxley Act which apply to foreign issuers. We comply with the legal and regulatory requirements introduced under the Sarbanes-Oxley Act, in so far as they apply.

The Audit & Risk Committee includes Nick Rose who, in the opinion of the Board, is an ‘audit committee financial expert’ and is independent (as defined for this purpose). The Board considers that the committee’s members have broad commercial knowledge and extensive business leadership experience, having held between them various prior roles in major business, financial management, and financial function supervision and that this constitutes a broad and suitable mix of business and financial experience on the committee.

The code of ethics we have adopted for the purposes of the Sarbanes-Oxley Act applies to the chief executive, chief financial officer and senior finance managers.

Controls and procedures

Background and status of remediation of material weakness reported in 2017

In October 2016 we reported that following an initial investigation we had identified improper accounting practices in our Italian business. We had appointed KPMG, with support and oversight from our Legal, Governance and Compliance function and Freshfields Bruckhaus Deringer, reporting directly to both the chair of the Audit & Risk Committee and BT Group chairman, to perform an independent investigation, alongside our own investigation and detailed balance sheet review. In January 2017 we reported that the investigations had revealed that the extent and complexity of the improper practices were greater than previously identified and that these had resulted in an overstatement of profits over a number of years.

The investigations uncovered that individuals in our Italian business colluded to override the period end financial close controls and overstate the results, and the monitoring controls which include the review of reconciliations, journals, results and financial position, did not operate effectively to identify the overstatement in a timely manner. Management concluded that the group did not maintain effective controls to prevent or detect the collusive circumvention or override of controls related to our Italian business. Specifically management identified the following internal control deficiencies related to our Italian business and the failure to detect the circumvention or override of controls: (i) failure in the review of reconciliations, (ii) failure in the review of journals and (iii) failure in our monitoring controls over the results and financial position of our Italian business. Together, these deficiencies constituted a material weakness in the control environment, and management concluded that, as of 31 March 2017, our internal control over financial reporting was not effective.

Remediation

Beginning in October 2016, and later informed by the results of the KPMG investigation and management’s own review, management implemented a series of remedial and compensating actions, including suspending key members of the management team in Italy (who have now left the business) and appointing a new senior management team in Italy, strengthening the monitoring controls and escalation mechanisms in our finance shared service centres, transferring Italy in-country managed customer billing activities to the group customer billing team and performing detailed substantive reviews of the balance sheet of our Italian business and other large country operations outside the UK. The active engagement in the design and implementation of remediation efforts intended to address the material weakness in the control environment as of 31 March 2017 has continued during 2017/18 as described below. The design and implementation of these and other remedial efforts are the responsibility of management.

We have implemented a number of changes across the group including steps to improve processes and controls, not only in Italy, but also in our shared service centres, in Global Services and across the wider group.

183 Annual Report 2018 BT Group plc

General information continued

In relation to the matters that gave rise to the material weakness in the control environment, that existed as of 31 March 2017, we have strengthened our review of reconciliations, journals, results and the financial position for Italy. Specifically:

–	we introduced enhanced and detailed policies and procedures including a detailed checklist that must be followed when reviewing any journals in Italy and in our Budapest shared service centre

–	we enhanced the review of reconciliations including the review of significant and aged reconciling items within balance sheet account reconciliations

–	we introduced new detailed oversight controls to holistically review the results and financial position of Italy and other material overseas territories.

We also introduced similar enhancements to journals, reconciliation and oversight controls (assessing the results and financial position) in relation to other material overseas territories and provided additional control guidance and procedures to local finance teams, including a clear policy as to when and whom concerns should be escalated.

Each of these enhanced and new controls is operating effectively.

We have also sought to improve the capabilities of our functions outside the UK. We have reviewed the talent mix on international leadership teams, including establishing an ex-pat programme. Within Italy, we have made further senior finance appointments, including a new deputy CFO and financial controller. We have established monitoring to detect early warning signs and assessed target setting and remuneration to ensure it reflects balanced risks and opportunities.

We have continued our programme of detailed balance sheet reviews in our operations in Global Services outside of the UK. Combined with the reviews performed in 2016/17, these have now covered around 80% by asset value of the operations outside the UK. These reviews have not identified any similar issues or areas of concern elsewhere, giving us comfort that the inappropriate behaviours were isolated to Italy.

Across the group, we have enhanced our controls and compliance programmes to strengthen awareness of the standards we expect, and reinforced the importance of doing business in an ethical and disciplined way. We have also sought to enhance the capabilities of our people. All finance employees have completed Financial Statement Fraud awareness training which includes a module on how to escalate concerns. We have redefined and communicated our three lines of defence model and developed and communicated these enhanced controls, policies and procedures.

At the group level, we have introduced enhanced integrated financial risk and assurance reviews which combine a review of controls and compliance issues, external and internal audit findings, risk registers and legal matters, alongside the reviews of performance, financial position, business and accounting issues and quality of earnings analysis of each of our customer-facing units and corporate units.

As a result of these remediation efforts, including allowing for a sufficient period of time to confirm that the new processes and controls put in place as part of the remediation are operating effectively, management has concluded that we have remediated the material weakness identified as of 31 March 2017. While we are satisfied with the improvements to processes and controls we have implemented in the year, we recognise that further system and process improvement opportunities exist which will continue to be a focus in 2018/19.

Disclosure controls and procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934 (Exchange Act), and the rules and regulations thereunder, is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive and chief financial officer to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognises that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgement and makes assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

We have evaluated the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our chief executive and chief financial officer concluded that, as of 31 March 2018, our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or furnish under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms.

184 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of 31 March 2018 based on the criteria established in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Following this assessment, management has concluded that our internal control over financial reporting was effective as of 31 March 2018.

Audit of the effectiveness of internal control over financial reporting

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of our internal control over financial reporting, as stated in their report as of 31 March 2018, which is included herein.

Changes in internal control over financial reporting

Changes in our internal control over financial reporting that occurred during 2017/18, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting are described above under Remediation, on page 183.

UK internal control and risk management

The Board is responsible for the group’s systems of internal control and risk management, and for reviewing the effectiveness of those systems each year. These systems are designed to manage, rather than eliminate, risks we face that may prevent us achieving our business objectives; any system can provide only reasonable, and not absolute, assurance against material misstatement or loss.

For details of our assessment of our internal controls for the purposes of the Sarbanes-Oxley Act, see US Regulation on page 183.

The Board also takes account of significant social, environmental and ethical matters that relate to BT’s businesses, and reviews BT’s corporate responsibility policy every year. We describe our workplace practices, specific environmental, social and ethical risks and opportunities, and details of underlying governance processes on pages 1 to 130 in the Strategic Report.

We’ve enterprise-wide risk management processes in place for identifying, evaluating and managing the principal risks faced by the group. These processes have been in place throughout the year and have continued up to the date on which this document was approved. The processes are in accordance with the FRC guidance on risk management, internal control and related financial and business reporting.

Risk assessment and evaluation take place as an integral part of BT’s annual strategic planning cycle. We’ve a detailed risk management process which identifies the key risks facing the group, our customer-facing units and TSO.

The key features of our enterprise-wide risk management and internal control process (covering financial, operational and compliance controls) are:

–	senior executives collectively review the group’s key risks, and have created a Group Risk Register describing the risks, their owners and associated mitigation strategies. The Group Risk Panel and the Executive Committee reviews this before it’s reviewed and approved by the Board

–	our customer-facing units and TSO carry out risk assessments of their operations, create risk registers relating to those operations and ensure that the key risks are addressed

–	senior executives with responsibility for major group operations report quarterly their opinion on the effectiveness of the operation of internal controls in their areas of responsibility

–	the group’s internal auditors carry out ongoing assessments of the quality of risk management and control, report to management and the Audit & Risk Committee on the status of specific areas identified for improvement, and promote effective risk management in customer-facing units and TSO

–	the Audit & Risk Committee, on behalf of the Board, considers the effectiveness of the group’s internal control procedures during the financial year. It reviews reports from the internal and external auditors, and reports its conclusions to the Board. The Audit & Risk Committee has carried out these actions for 2017/18

–	the Audit & Risk Committee, on behalf of the Board, reviews the effectiveness of risk management arrangements across the group. In support of this, the chief executive and the CEOs of each customer-facing unit hold an annual review meeting.

We haven’t included joint ventures and associates, which BT doesn’t control, as part of the group risk management process. Third parties we enter into joint ventures with are responsible for their own internal control assessment.

We’ve set out our significant accounting policies on pages 209 to 214. The consistent application of those policies is subject to ongoing verification through management review and independent review by internal and external auditors.

The processes supporting the preparation and consolidation of the financial statements have been documented and are subject to annual verification through the programme of testing completed by our internal auditors. This serves to confirm the operation of internal controls over financial reporting, and compliance with the Sarbanes-Oxley Act. The Audit & Risk Committee reviews BT’s published financial results, related disclosures and accounting judgements. The committee’s activities are set out on pages 144 to 149.

185 Annual Report 2018 BT Group plc

General information continued

The Board has approved the formal statement of matters reserved to it for consideration, approval or oversight. It’s also approved the group’s corporate governance framework, which sets out the high level principles by which BT is managed and the responsibilities and powers of the chief executive and the group’s senior executives. As part of this framework, the development and implementation of certain powers relating to group-wide policies and practices are reserved to identified senior executives.

Capital management and funding policy

The objective of our capital management policy is to target an overall level of debt consistent with our credit rating objectives, while investing in the business, supporting the pension fund and paying progressive dividends.

The Board reviews the group’s capital structure regularly. Management proposes actions which reflect the group’s investment plans and risk characteristics, as well as the macro-economic conditions in which we operate.

Our funding policy is to raise and invest funds centrally to meet the group’s anticipated requirements. We use a combination of capital market bond issuance, commercial paper borrowing and committed borrowing facilities to fund the group. When issuing debt, in order to avoid refinancing risk, group treasury will take into consideration the maturity profile of the group’s debt portfolio as well as forecast cash flows.

See note 27 to the consolidated financial statements for details of our treasury policy.

Financial instruments

Details of the group’s financial risk management objectives and policies of the group and exposure to interest risk, credit risk, liquidity risk and foreign exchange are given in note 27 to the consolidated financial statements.

Credit risk management policy

We take proactive steps to minimise the impact of adverse market conditions on our financial instruments. In managing investments and derivative financial instruments, the group’s central treasury function monitors the credit quality across treasury counterparties and actively manages any exposures which arise. Management within the business units also actively monitors any exposures arising from trading balances.

Off-balance sheet arrangements

Other than the financial commitments and contingent liabilities disclosed in note 30 to the consolidated financial statements, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on:

–	our financial condition

–	changes in financial condition

–	revenues or expenses

–	results of operations

–	liquidity

–	capital expenditure

–	capital resources.

Legal proceedings

The group is involved in various legal proceedings, including actual or threatened litigation and government or regulatory investigations. For further details of legal and regulatory proceedings to which the group is party please see note 30 to the consolidated financial statements on pages 262 to 263.

Apart from the information disclosed in note 30 to the consolidated financial statements, the group does not currently believe that there are any legal proceedings, government or regulatory investigations that may have a material adverse impact on the operations or financial condition of the group. In respect of each of the claims described in note 30, the nature and progression of such proceedings and investigations can make it difficult to predict the impact they will have on the group. Many factors prevent us from making these assessments with certainty, including that the proceedings or investigations are in early stages, no damages or remedies have been specified, and/or the often slow pace of litigation.

186 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Other information – Listing Rules

For the purposes of LR 9.8.4CR, the information required to be disclosed by LR 9.8.4R is on the following pages:

Section Information		Page
(1)	Interest capitalised	Not material for the group
(2)	Publication of unaudited financial information	24 to 25
(4)	Details of unusual long-term incentive schemes	Not applicable
(5)	Waiver of emoluments by a director	Not applicable
(6)	Waiver of future emoluments by a director	Not applicable
(7)	Non pre-emptive issues of equity for cash	Not applicable
(8)	Non pre-emptive issue by a major subsidiary undertaking	Not applicable
(9)	Parent participation in a placing by a listed subsidiary	Not applicable
(10)	Contracts of significance involving a director or controlling shareholder	Not applicable
(11)	Provision of services by a controlling shareholder	Not applicable
(12)	Shareholder waiver of dividends	See below
(13)	Shareholder waiver of future dividends	See below
(14)	Agreements with controlling shareholders	Not applicable

In respect of LR 9.8.4R (12) and (13), the Trustee of the BT Group Employee Share Ownership Trust agrees to waive dividends payable on the BT shares it holds for satisfying awards under various BT executive share plans. Under the rules of these share plans, the dividends are reinvested in BT shares that are added to the relevant share awards.

Other statutory information – Companies Act 2006

Certain provisions of the 2006 Act require us to make additional disclosures. These are described on the pages listed below:

Information	Page
Structure of BT’s share capital (including the rights and obligations attaching to the shares)	204 and 302 to 304
Restrictions on the transfer of BT shares and voting rights	302 to 304
Significant direct or indirect shareholdings	143
Appointment and replacement of directors	172 and 304
Significant agreements to which BT Group plc is a party that take effect, alter or terminate upon a change of control following a takeover	Not applicable

The following disclosures aren’t covered elsewhere in this Annual Report:

–	BT has two employee share ownership trusts that hold BT shares for satisfying awards under our various employee share plans. The Trustee of the BT Group Employee Share Investment Plan may invite participants, on whose behalf it holds shares, to direct it how to vote in respect of those shares. If there’s an offer for the shares or other transaction which would lead to a change of control of BT, participants may direct the Trustee to accept the offer or agree to the transaction. In respect of shares held in the BT Group Employee Share Ownership Trust, the Trustee abstains from voting those shares

–	if there’s an offer for the shares, the Trustee doesn’t have to accept or reject the offer but will have regard to the interests of the participants, may consult them to obtain their views on the offer, and may otherwise take the action with respect to the offer it thinks fair

–	no person holds securities carrying special rights with regard to control of the company

–	proxy appointment and voting instructions must be received by the registrars no less than 48 hours before a general meeting (see also page 302)

–	any amendment of BT’s Articles of Association requires shareholder approval in accordance with applicable legislation

–	the powers of the directors are determined by UK legislation and the Articles of Association. The directors are authorised to issue and allot shares, and to undertake purchases of BT shares subject to shareholder approval at the AGM

–	we’ve no agreements with directors providing for compensation for loss of office or employment as a result of a takeover. Similarly, there’s no provision for this in our standard employee contracts

–	we aren’t aware of any agreements between shareholders that may result in restrictions on the transfer of shares or on voting rights.

187 Annual Report 2018 BT Group plc

Political donations

Our policy is that no company in the group will make contributions in cash or kind to any political party, whether by gift or loan. However, the definition of political donations used in the 2006 Act is very much broader than the sense in which these words are ordinarily used. For example, it could cover things like making members of parliament and others in the political world aware of key industry issues and matters affecting the company, enhancing their understanding of BT.

The authority for political donations we’re requesting at the AGM isn’t intended to change this policy. It will, however, ensure that the group continues to act within the provisions of the 2006 Act requiring companies to obtain shareholder authority before they make donations to EU political parties and/or political organisations as defined in the 2006 Act. During 2017/18, the company’s wholly owned subsidiary, British Telecommunications plc, paid the costs of attending corporate days at (i) the Conservative party conference; (ii) the Labour party conference; and (iii) the Scottish National Party conference. These costs totalled £3,829 (2016/17: £6,870). No company in the BT group made any loans to any political party.

Cross reference to the Strategic Report

In line with the Companies Act, we’ve chosen to include the following information in the Strategic Report (required by law to be included in the Report of the Directors):

–	the final dividend proposed by the Board (page 120)

–	an indication of likely future developments in the business of the company (see the Strategic Report on pages 1 to 130)

–	an indication of our R&D activities (page 37)

–	information about our people (page 43)

–	information about greenhouse gas emissions (page 54).

By order of the Board

Dan Fitz

Company Secretary

9 May 2018

188 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

      Financial

      statements

Detailed analysis of our statutory accounts, independently audited and providing in-depth disclosure on the financial performance and position of the group.

Independent auditors’ report to the members of BT Group plc

Report on the audit of the financial statements

Report on the audit of the financial statements

Opinion

In our opinion:

–	BT Group plc’s group financial statements and parent company financial statements (the “financial statements”) give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 March 2018 and of the group’s profit and cash flows for the year then ended;
–	the group financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union;
–	the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 “Reduced Disclosure Framework”, and applicable law); and
–	the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the group financial statements, Article 4 of the IAS Regulation.

We have audited the financial statements, included within the Annual Report & Form 20-F 2018 (the “Annual Report”), which comprise: the group and BT Group plc company balance sheets as at 31 March 2018; the group income statement, the group statement of comprehensive income, the group cash flow statement, and the group and BT Group plc company statements of changes in equity for the year then ended; and the notes to the financial statements, which include a description of the significant accounting policies.

Our opinion is consistent with our reporting to the Audit & Risk Committee.

Separate opinion in relation to IFRSs as issued by the IASB

As explained in note 1 to the group financial statements, the group, in addition to applying IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion, the group financial statements have been properly prepared in accordance with IFRSs as issued by the IASB.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (“ISAs (UK)”) and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors’ responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC’s Ethical Standard, as applicable to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

To the best of our knowledge and belief, we declare that non-audit services prohibited by the FRC’s Ethical Standard were not provided to the group or the parent company.

Other than those disclosed in note 7 to the group financial statements, we have provided no non-audit services to the group or the parent company in the period from 1 April 2017 to 31 March 2018.

Our audit approach

Overview

Materiality	– Overall group materiality: £130m (2016/17: £130m), based on 5% of profit before tax.
– Overall parent company materiality: £130m (2016/17: £130m), based on 1% of total assets, limited so as not to exceed the group’s materiality.
Audit scope	– The locations included and work performed were:
– Full scope audits of British Telecommunications plc and EE in the UK, and the principal reporting unit in Italy.
– Audit of certain financial statement line items in Germany, Ireland, Spain, the US and an additional reporting unit in the UK.
– Specified procedures on certain financial statement line items in Switzerland.
Key audit matters	– Assessment of the carrying value of goodwill in Global Services;
– Major contracts in Global Services, Business and Public Sector and EE;
– Accuracy of revenue due to complex billing systems;
– Valuation of pension scheme obligations and unquoted investments in the BT Pension Scheme;
– Adequacy of regulatory and other provisions;
– Recognition and measurement of potential tax exposures and deferred tax assets;
– BT Italy – changes to the control environment and review of estimates made in 2016/17; and
– Cost capitalisation and asset lives for property, plant and equipment and software intangible assets.

The scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements. In particular, we looked at where the directors made subjective judgements, for example in respect of significant

190 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

accounting estimates that involved making assumptions and considering future events that are inherently uncertain. We gained an understanding of the legal and regulatory framework applicable to the group and the industry in which it operates, and considered the risk of acts by the group which were contrary to applicable laws and regulations, including fraud. We designed audit procedures at group and significant component level to respond to the risk, recognising that the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. We focused on laws and regulations that could give rise to a material misstatement in the group and parent company financial statements, including, but not limited to, the Companies Act 2006, the UK Listing Rules and certain requirements from the Communications Act 2003. Our tests included, but were not limited to, agreement of the financial statement disclosures to underlying supporting documentation, review of correspondence with regulators, review of correspondence with legal advisors, enquiries of management, review of significant component auditors’ working papers and review of internal audit reports in so far as they related to the financial statements. There are inherent limitations in the audit procedures described above and the further removed non-compliance with laws and regulations is from the events and transactions reflected in the financial statements, the less likely we would become aware of it.

As in all of our audits we also addressed the risk of management override of internal controls, including testing journals and evaluating whether there was evidence of bias by the directors that represented a risk of material misstatement due to fraud.

Key audit matters

Key audit matters are those matters that, in the auditors’ professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. This is not a complete list of all risks identified by our audit.

191 Annual Report 2018 BT Group plc

Independent auditors’ report to the members of BT Group plc continued

Report on the audit of the financial statements continued

Key audit matter	How our audit addressed the key audit matter

Assessment of the carrying value of goodwill in Global Services

Page 147 in the Audit & Risk Committee section of the Annual Report and note 12 in the notes to the financial statements. (relevant to the group financial statements)

As at 31 March 2018, goodwill relating to the Global Services CGU amounted to £490m out of a total goodwill balance of £7,945m. Management prepared an impairment assessment for the Global Services cash generating unit (“CGU”), as required under accounting standards, which was based on a value in use calculation. Similar assessments were performed by the directors for the other goodwill balances. Management concluded that there was no impairment of goodwill in any CGU, including Global Services.

We focused on the impairment assessment for Global Services as the headroom (of value in use over carrying value) was limited and, as disclosed by management in note 12 to the financial statements, the calculation of recoverable amount is sensitive to changes in assumptions (in particular the long term growth rate, the discount rate and the assumptions underlying future operating cash flows).

We evaluated the design and tested the operating effectiveness of management’s controls in assessing the carrying value of goodwill. We determined that we could rely on these controls for the purposes of our audit.

We then focused on the key assumptions included in the impairment assessment, being the cash flows for each year of management’s detailed forecast, the long-term growth rate and the discount rate.

To determine the appropriateness of the future operating cash flows, we:

– Agreed the cash flow forecasts used in the impairment model to Board approved forecasts;

– Considered management’s expectations in respect of developments in the business and corroborated certain information with third party sources. We considered planned operational improvements and the reasonableness of these in generating future cash flows and whether these were appropriately reflected in the cash flow forecasts; and

– Compared actual historical cash flow results for the Global Services CGU with previous forecasts to assess forecasting accuracy.

We used internal specialists to independently corroborate the long-term growth rate and the discount rate used by management by reference to market data.

We recalculated the sensitivity analysis performed by management and performed our own sensitivity analyses, focusing on what we considered to be reasonably possible changes in the key assumptions. We also considered the appropriateness of the disclosures in note 12.

Overall, we considered the assumptions made to be within a supportable range and the disclosures appropriate.

Major contracts in Global Services, Business and Public Sector and EE

Page 147 in the Audit & Risk Committee section of the Annual Report and notes 17 and 19 in the notes to the financial statements. (relevant to the group financial statements)

We focused on these contracts as they involve significant estimates in respect of:

– the completeness and valuation of provisions against contracts projected to be loss making; and

– the recoverability of contract-specific assets, including deferred costs and property, plant and equipment.

Consideration of the completeness and valuation of provisions against contracts and the recoverability of contract-specific assets is dependent on the assumptions underpinning the lifetime profitability forecasts for the contracts.

We stratified the population and tested a sample of major contracts, focusing our work on those which we regarded as higher risk because of the nature of the contract, its stage of delivery or the quantum of the related assets on the balance sheet, and then by those which were material by size. In performing this testing, we assessed the appropriateness of the assumptions and estimates underpinning the accounting for these major contracts as follows:

– We evaluated the design and tested the operating effectiveness of controls that operate across the contract life cycle for major contracts.

– We obtained and read the relevant sections of certain contracts agreed between the group and the customer, to identify the contracted revenues, key provisions in the event of contract termination (such as penalties or the ability for the group to recover costs) and other significant obligations. We ensured the future forecasts reflected the contract terms, testing any significant changes (such as new services) to changes notices or other supporting documentation.

– We tested a sample of recorded revenue and cost transactions by tracing them to supporting evidence, which for revenue included evidence of delivery and/or customer acceptance.

192     Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Key audit matter	How our audit addressed the key audit matter

– We compared the historical forecast results of certain contracts with the actual results to assess the performance of the contract and the historical accuracy of forecasting.

– We performed sensitivity analysis to reflect reasonable downside risks that may impact the contract.

– We also assessed the contract terms to identify any financial compensation the group is entitled to if the contract is terminated early by the customer for convenience to support our assessment of the recoverability of any associated contract assets.

We considered the future forecast profitability, including sensitivity analysis, and the contractual terms to assess the recoverability of the contract-specific assets and to determine if any contracts required loss provisions.

Based on our work we considered management’s estimates in respect of contract loss provisions and the recoverability of contract specific assets to be supportable and recorded in line with the group’s accounting policies as set out in note 3.

Accuracy of revenue due to complex billing systems

Note 4 in the notes to the financial statements.

(relevant to the group financial statements)

The accuracy of revenue amounts recorded is an inherent risk. This is because the group’s billing systems are complex and process large volumes of data with a combination of different products sold and price changes in the year, through a number of different systems.

We evaluated the relevant IT systems and the design of controls, and tested the operating effectiveness of controls over the:

– Capture and recording of revenue transactions;

– Authorisation of rate changes and the input of this information into the billing systems; and

– Calculation of amounts billed to customers.

We determined that we could rely on these controls for the purposes of our audit. We also tested a sample of customer bills and checked these to supporting evidence (eg customer orders, contracts or subsequent communications from the group to customers confirming changes to prices, and call detail records where applicable) and cash received. Our testing included agreeing amounts to customer bills for consumers, corporate customers and wholesale customers.

Based on our work, we noted no material issues in the accuracy of revenue recorded in the year.

Valuation of pension scheme obligations and unquoted investments in the BT Pension Scheme

Page 147 in the Audit & Risk Committee section of the Annual Report and note 20 in the notes to the financial statements. (relevant to the group financial statements)

We focused on the BT Pension Scheme (BTPS) because the valuation of the BTPS obligations (£55.8bn at 31 March 2018) and unquoted assets (which comprised unquoted equity investments, property assets and other assets totalling £20.2bn at 31 March 2018) require the use of estimates and significant judgement, and a small change in the key assumptions can have a material impact on the financial statements.

We evaluated the design and tested the operating effectiveness of controls in respect of the determination of the BTPS net deficit. We determined that we could rely on these controls for the purposes of our audit.

We used our actuarial experts to assess the appropriateness of the actuarial assumptions used in valuing the BTPS obligations. This included comparing the assumptions used with our internally developed benchmarks. We also focused on the update to the discount rate model made at 31 March 2018 to assess its compliance with IAS 19 and considered the adequacy of the disclosure of the impact.

All the assumptions used by management fell within acceptable ranges.

We tested the valuation of the unquoted assets on a sample basis. Specifically:

– For property assets, we:

– Obtained and read valuation reports prepared by third party expert valuers for management. We assessed the methods and assumptions used by the valuers and the competence and objectivity of those third party experts; and

193 Annual Report 2018 BT Group plc

Independent auditors’ report to the members of BT Group plc continued

Report on the audit of the financial statements continued

Key audit matter	How our audit addressed the key audit matter
– Tested the carrying amount of other property assets by validating these to audited financial statements.

– For direct investments held by the BTPS, the valuations of the investments are derived from discounted cash flow models. These models use assumptions including discount rates and cash flow forecasts. We assessed the assumptions used in a sample of the valuations by checking that the assumptions used were consistent with our internally developed range of discount rates (with the support of internal specialists), by comparing the cash flows with historical results and by considering the impact of other external information. We tested the accuracy of the calculations and assessed whether the assumptions used were in line with other market participants and reflected the particular status of the investment shareholding; and

– For other unquoted investments, in addition to testing internal controls related to their valuation, we obtained confirmations of the valuation from the custodians and the investment managers, and tested the carrying amount by validating these to audited financial statements.

Based on the audit work we performed as described above, we considered the estimates and judgements used by management for the obligations and the unquoted investments to be within an acceptable range. We also satisfied ourselves as to the appropriateness of the disclosures in note 20.

Adequacy of regulatory and other provisions

Page 148 in the Audit & Risk Committee section and note 19 in the notes to the financial statements.

(relevant to the group financial statements)

The group has regulatory provisions of £320m relating to regulatory risks. The group has seen an increased frequency, and magnitude, of matters considered by Ofcom and the Competition Appeal Tribunal (CAT) in the UK.

The group has litigation provisions of £64m. The group is involved in various legal proceedings, including actual or threatened litigation and regulatory investigations.

The magnitude of litigation and regulatory exposures means that a change in management’s judgement as to the likely outcome could have a material impact on the financial statements.

We evaluated the design and tested the operating effectiveness of controls in respect of the determination of the provisions. We determined that we could rely on these controls for the purposes of our audit.

For regulatory provisions, we read correspondence and pronouncements from the regulator Ofcom and the CAT and correspondence from other communication providers (CPs).

We evaluated the regulatory risk exposures identified by management, and where relevant the provisions recorded, against observable data. We also considered management’s assessment of the likelihood of regulatory risks crystallising, and therefore the completeness of the provisions recorded, by comparing its assessment against historical disputes, open claims from CPs, current pronouncements issued by Ofcom and the CAT, and by considering the nature of the identified regulatory risk exposure.

For litigation provisions, we read the summary of major litigation matters provided by management and held discussions with the group’s general counsel and head of litigation. For a sample of matters, we held discussions with the group’s external legal advisors with respect to the matters included in the summary. Where appropriate we examined correspondence between the group’s external legal advisors and the relevant court or other regulatory body. We also tested a sample of legal expenses to identify any other potential litigation matters.

For regulatory provisions, we tested the calculation of a sample of the provisions, assessed the key assumptions against third party data where available, and assessed the estimates against historical trends, including an overall assessment of the provision against the aggregate risk exposures.

194 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Key audit matter	How our audit addressed the key audit matter

We considered management’s estimates of the level of provisioning to be appropriately supported based on the work we have performed. We also satisfied ourselves as to the appropriateness of the disclosures in note 19.

Recognition and measurement of potential tax exposures and deferred tax assets

Page 148 in the Audit & Risk Committee section of the Annual Report and note 9 in the notes to the financial statements.

(relevant to the group financial statements)

The group operates in a complex multinational tax environment and is subject to a range of tax risks. There is inherent judgement involved in determining provisions for uncertain tax positions (£240m as at 31 March 2018).

The group has material unrecognised deferred tax assets in respect of brought forward trading losses and other temporary differences, as set out in note 9. The recognition of deferred tax assets involves estimation regarding the likelihood of the realisation of these assets, in particular whether there will be taxable profits in future periods that support recognition of these assets.

We evaluated the design and tested the operating effectiveness of controls in place for the determination and recognition of deferred tax balances and uncertain tax positions balances. We determined that we could rely on these controls for the purposes of our audit.

We tested the underlying data in support of the key deferred tax and uncertain tax provision calculations.

In conjunction with our tax specialists, we evaluated management’s conclusions in relation to uncertain tax positions and the related level of tax provisions. We considered the status of recent and current tax audits and enquiries as well as the results of previous claims, and changes to the tax environments in the markets in which the group operates. We utilised our specialist tax knowledge and experience of similar situations elsewhere to examine tax planning arrangements and the global transfer pricing model and assess management’s judgements. We found that the level of provisioning overall was supportable.

In assessing management’s conclusions with respect to the recognition of deferred tax assets, we evaluated the amount of tax losses recognised in light of the future projected profitability of the relevant subsidiary companies, by assessing the forecasts against past results and expectations of future trading performance.

We determined that the tax balances were supportable. We also satisfied ourselves as to the appropriateness of the disclosure in note 9.

BT Italy – changes to the control environment and review of estimates made in 2016/17

Page 145 in the Audit & Risk Committee section of the Annual Report.

(relevant to the group financial statements)

In 2016/17, the group disclosed the results of its investigations into irregular accounting practices in Italy and reported control deficiencies related to the Italian business as at 31 March 2017.

In 2017/18, the group made a number of changes to the control environment as it relates to its Italian business, including enhancing the controls that had not operated effectively in the prior year and implementing new controls.

Following the prior year investigations, and as previously reported, the group recorded an aggregate adjustment of £513m in respect of the Italian business in 2016/17, of which £245m was recognised as a specific item charge in the 2016/17 income statement and £268m related to years prior to 2016/17.

The nature of the irregular accounting practices and control weaknesses required management to make a number of estimates and judgements in determining the adjustments recorded in 2016/17. During 2017/18 management has undertaken additional work to reassess the estimates previously made and determined no further material adjustments were necessary.

We evaluated the design and tested the operating effectiveness of the enhanced controls and the new controls related to the Italian business.

Our Italian component team performed a full scope audit for the purposes of the group audit for the year ended 31 March 2018 and reported to us thereon. With the assistance of the Italian component team we also assessed whether there was any evidence of events or circumstances arising in the year ended 31 March 2018 that provided new information which necessitated further adjustments to be made to the financial information of the Italian business, either in the current year or in respect of prior years.

We satisfied ourselves that the critical estimates recorded in respect of the Italian business in the group balance sheet at 31 March 2018, including any reassessments of the amounts previously recognised, were appropriately supported.

195 Annual Report 2018 BT Group plc

Independent auditors’ report to the members of BT Group plc continued

Report on the audit of the financial statements continued

Key audit matter	How our audit addressed the key audit matter

Cost capitalisation and asset lives for property, plant and equipment and software intangible assets

Page 147 in the Audit & Risk Committee section of the Annual Report and note 13 in the notes to the financial statements.

(relevant to the group financial statements)

Capitalisation of costs involves management judgement and the useful lives assigned to assets are a key management estimate. These manifest themselves in the following two audit risks:

– that amounts being capitalised do not meet capitalisation criteria, including the recognition and deferral of related grants; and

– that the useful economic lives assigned to assets are inappropriate.

We also focused on the recognition of capital grants associated with the Broadband Delivery UK (BDUK) and Superfast Extension (SEP) programmes, as the grants may be subject to re-investment or repayment depending on the level of take-up requiring calculation of grant income to be deferred.

We evaluated the design and tested the operating effectiveness of controls around the property, plant and equipment cycle and software intangible assets cycle, including the controls over whether engineering (labour) activity is capital or operating in nature. We determined that we could rely on these controls for the purposes of our audit.

We tested costs capitalised in the year and considered the ageing of assets in the course of construction. We assessed the nature of costs incurred in capital projects through testing of amounts recorded and considering whether the expenditure met the criteria for capitalisation under accounting standards.

We tested the controls over the annual review of asset lives. In addition, we considered whether management’s views on asset lives are supportable by considering our knowledge of the business and of the wider telecoms industry. We also tested whether the prior year asset life review has been appropriately applied and assessed the judgements made by management in the current year review. We found that the asset lives were consistent with those commonly used in the industry and appropriately reflected technological developments.

We tested the controls in place over the recording and reconciliation of grant income deferral. We assessed the key assumption of the forecast level of end user take-up applied by management to calculate the deferral. In addition, we tested other key inputs to supporting evidence as well as the accuracy of the calculation. We determined that management’s conclusions were supportable.

We determined that there were no key audit matters applicable to the parent company to communicate in our report.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group and the parent company, the accounting processes and controls, and the industry in which they operate.

The group’s accounting process is structured around a finance function in each of the reporting units who are supported by one of the group’s shared service centres. The reporting units are responsible for their own accounting records and controls and report to the head office finance team in London through an integrated consolidation system.

In establishing the overall approach to the group audit, we determined the type of work that needed to be performed at reporting units by us, as the group engagement team, or component auditors from other PwC network firms operating under our instruction (including PwC UK for EE). Where the work was performed by component auditors, we determined the level of involvement we needed to have in the audit work at those reporting units to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the financial statements as a whole.

For three reporting units (the main BT UK trading company (British Telecommunications plc), EE and the principal reporting unit in Italy) an audit of the complete financial information was performed.

These accounted for over 80% of the group’s revenue and the group’s profit before tax.

In five reporting units (Germany, Ireland, Spain, the US and an additional UK reporting unit) audits of the revenue financial statement line item and related balance sheet accounts was performed. The work performed on these five reporting units accounted for 7% of the group’s revenue. For the additional UK reporting unit audit procedures on certain operating costs and related balance sheet accounts were also performed. In addition, specified procedures were performed on revenue and certain balance sheet accounts in Switzerland.

This, together with additional procedures performed on centralised functions and at the group level (on the consolidation and other areas of significant judgement including tax and goodwill), gave us the evidence we needed for our opinion on the financial statements as a whole.

The group engagement team performed the audit of British Telecommunications plc. The group engagement team also performed the work on the US reporting unit and the other UK reporting unit.

196 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

For EE, the group engagement team met regularly with the component audit team, who are UK based, and attended meetings with management, including the year end clearance meeting.

Senior members of the group engagement team also visited Italy, Germany, Ireland and Spain and communicated with our component audit teams on a regular basis. We also reviewed certain component auditor working papers and participated in the audit clearance meetings for Italy, Germany, Ireland and Spain either in person or by conference call. In addition, the group engagement team visited the shared service centres relevant to those reporting units in scope for the group audit.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	Parent company financial statements
Overall materiality	£130m (2016/17: £130m).	£130m (2016/17: £130m).
How we determined it	5% of profit before tax.	1% of total assets, limited so as not to exceed the group’s materiality.
Rationale for benchmark applied	The Group is profit orientated and we consider profit before tax to be an appropriate benchmark as it represents a key statutory measure used by shareholders to assess the financial performance of the group.	We consider total assets as the appropriate benchmark as the parent is the holding company for the group’s operations and does not trade. Its primary purpose is to hold investments in subsidiary undertakings. We therefore consider that an asset measure (total assets) is an appropriate benchmark. However, materiality levels have been capped at the same level as that for the group.

For each component in the scope of our group audit, we allocated a materiality that was less than our overall group materiality. For British Telecommunications plc and EE, the materiality allocated to these units was £110m and £100m respectively. For all other reporting units the materiality allocated was between £10m and £20m.

We agreed with the Audit & Risk Committee that we would report to them misstatements identified during our audit above £10m (group audit) (2016/17: £10m) and £10m (parent company audit) (2016/17: £10m) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

The parent company was not determined as an in scope component for group audit purposes.

Going concern

In accordance with ISAs (UK) we report as follows:

Reporting obligation	Outcome
We are required to report if we have anything material to add or draw attention to in respect of the directors’ statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting in preparing the financial statements and the directors’ identification of any material uncertainties to the group’s and the parent company’s ability to continue as a going concern over a period of at least twelve months from the date of approval of the financial statements.	We have nothing material to add or to draw attention to. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the group’s and parent company’s ability to continue as a going concern.
We are required to report if the directors’ statement relating to Going Concern in accordance with Listing Rule 9.8.6R(3) is materially inconsistent with our knowledge obtained in the audit.	We have nothing to report.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors’ report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

197 Annual Report 2018 BT Group plc

Independent auditors’ report to the members of BT Group plc continued

Report on the audit of the financial statements continued

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic Report and Report of the Directors, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

Based on the responsibilities described above and our work undertaken in the course of the audit, the Companies Act 2006, (CA06), ISAs (UK) and the Listing Rules of the Financial Conduct Authority (FCA) require us also to report certain opinions and matters as described below (required by ISAs (UK) unless otherwise stated).

Strategic Report and Report of the Directors

In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic Report and Report of the Directors for the year ended 31 March 2018 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements. (CA06)

In light of the knowledge and understanding of the group and parent company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic Report and Report of the Directors. (CA06)

The directors’ assessment of the prospects of the group and of the principal risks that would threaten the solvency or liquidity of the group

We have nothing material to add or draw attention to regarding:

– The directors’ confirmation on page 181 of the Annual Report that they have carried out a robust assessment of the principal risks facing the group, including those that would threaten its business model, future performance, solvency or liquidity.

– The disclosures in the Annual Report that describe those risks and explain how they are being managed or mitigated.

– The directors’ explanation on page 71 of the Annual Report as to how they have assessed the prospects of the group, over what period they have done so and why they consider that period to be appropriate, and their statement as to whether they have a reasonable expectation that the group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

We have nothing to report having performed a review of the directors’ statement that they have carried out a robust assessment of the principal risks facing the group and statement in relation to the longer-term viability of the group. Our review was substantially less in scope than an audit and only consisted of making inquiries and considering the directors’ process supporting their statements; checking that the statements are in alignment with the relevant provisions of the UK Corporate Governance Code (the “Code”); and considering whether the statements are consistent with the knowledge and understanding of the group and parent company and their environment obtained in the course of the audit. (Listing Rules)

198 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Other Code Provisions

We have nothing to report in respect of our responsibility to report when:

– The statement given by the directors, on page 181, that they consider the Annual Report taken as a whole to be fair, balanced and understandable, and provides the information necessary for the members to assess the group’s and parent company’s position and performance, business model and strategy is materially inconsistent with our knowledge of the group and parent company obtained in the course of performing our audit.

– The section of the Annual Report on pages 144-149 describing the work of the Audit & Risk Committee does not appropriately address matters communicated by us to the Audit & Risk Committee.

– The directors’ statement relating to the parent company’s compliance with the Code does not properly disclose a departure from a relevant provision of the Code specified, under the Listing Rules, for review by the auditors.

Directors’ Remuneration In our opinion, the part of the Report on Directors’ Remuneration to be audited has been properly prepared in accordance with the Companies Act 2006. (CA06)

Responsibilities for the financial statements and the audit

Responsibilities of the directors for the financial statements

As explained more fully in the Statement of directors’ responsibilities set out on page 181, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group’s and the parent company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditors’ responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC’s website at: frc.org.uk/auditorsresponsibilities. This description forms part of our auditors’ report.

Use of this report

This report, including the opinions, has been prepared for and only for the parent company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2006 exception reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion:

–	we have not received all the information and explanations we require for our audit; or
–	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
–	certain disclosures of directors’ remuneration specified by law are not made; or
–	the parent company financial statements and the part of the Report on Directors’ Remuneration to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Appointment

We were appointed by the members in 1984 to audit the financial statements for the year ended 31 March 1985 and subsequent financial periods. The period of total uninterrupted engagement is 34 years, covering the years ended 31 March 1985 to 31 March 2018.

Richard Hughes (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

9 May 2018

199 Annual Report 2018 BT Group plc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of BT Group plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying group balance sheets of BT Group plc and its subsidiaries (the “Company”) as of 31 March 2018 and 31 March 2017, and the related group income statements, group statements of comprehensive income, group statements of changes in equity and group cash flow statements for each of the three years in the period ended 31 March 2018, including the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of 31 March 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 March 2018 and 31 March 2017, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting on page 185 of the Report of the Directors, General Information of the BT Group plc Annual Report & Form 20-F 2018. Our responsibility is to express opinions on the Company’s financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

London, United Kingdom

9 May 2018

We have served as the Company’s auditor since 1984.

200 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Group income statement

Year ended 31 March 2018

	Notes	Before specific items £m	Specific items £m [a]	Total £m

Revenue	4	23,746	(23)	23,723
Operating costs	5	(19,755)	(587)	(20,342)
Operating profit (loss)	4	3,991	(610)	3,381
Finance expense	26	(558)	(218)	(776)
Finance income		12	–	12
Net finance expense		(546)	(218)	(764)
Share of post tax profit (loss) of associates and joint ventures		(1)	–	(1)
Profit (loss) before taxation		3,444	(828)	2,616
Taxation	9	(671)	87	(584)
Profit (loss) for the year		2,773	(741)	2,032
Earnings per share	10
Basic				20.5p
Diluted				20.4p

Year ended 31 March 2017

	Notes	Before specific items £m	Specific items £m [a]	Total £m

Revenue	4	24,082	(20)	24,062
Operating costs	5	(19,947)	(948)	(20,895)
Operating profit (loss)	4	4,135	(968)	3,167
Finance expense	26	(607)	(210)	(817)
Finance income		13	–	13
Net finance expense		(594)	(210)	(804)
Share of post tax profit (loss) of associates and joint ventures		(9)	–	(9)
Profit (loss) before taxation		3,532	(1,178)	2,354
Taxation	9	(663)	217	(446)
Profit (loss) for the year		2,869	(961)	1,908
Earnings per share	10
Basic				19.2p
Diluted				19.1p

[a]	For a definition of specific items, see page 288. An analysis of specific items is provided in note 8.

201 Annual Report 2018 BT Group plc

Group income statement

Year ended 31 March 2016

	Notes	Before specific items £m	Specific items £m [a]	Total £m

Revenue	4	18,879	133	19,012
Operating costs	5	(15,051)	(348)	(15,399)
Operating profit (loss)	4	3,828	(215)	3,613
Finance expense	26	(520)	(229)	(749)
Finance income		37	–	37
Net finance expense		(483)	(229)	(712)
Share of post tax profit (loss) of associates and joint ventures		6	–	6
Profit (loss) before taxation		3,351	(444)	2,907
Taxation	9	(607)	166	(441)
Profit (loss) for the year		2,744	(278)	2,466
Earnings per share	10
Basic				28.5p
Diluted				28.2p
[a] For a definition of specific items, see page 288. An analysis of specific items is provided in note 8.

Group statement of comprehensive income
Year ended 31 March

	Notes	2018 £m	2017 £m	2016 £m

Profit for the year		2,032	1,908	2,466
Other comprehensive income (loss)
Items that will not be reclassified to the income statement
Remeasurements of the net pension obligation	20	2,160	(2,789)	755
Tax on pension remeasurements	9	(346)	416	(240)
Items that have been or may be reclassified to the income statement
Exchange differences on translation of foreign operations	28	(188)	237	29
Fair value movements on available-for-sale assets	28	11	(3)	(2)
Fair value movements on cash flow hedges:
– net fair value gains (losses)	28	(368)	884	381
– recognised in income and expense	28	277	(938)	(230)
Tax on components of other comprehensive income that have been or may be reclassified	9, 28	1	29	5
Other comprehensive income (loss) for the year, net of tax		1,547	(2,164)	698
Total comprehensive income (loss) for the year		3,579	(256)	3,164

202 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Group balance sheet

At 31 March

	Notes	2018 £m	2017 £m	2016 £m

Non-current assets
Intangible assets	12	14,447	15,029	15,450
Property, plant and equipment	13	17,000	16,498	15,971
Derivative financial instruments	27	1,312	1,818	1,462
Investments	23	53	44	46
Associates and joint ventures		38	31	24
Trade and other receivables	17	317	360	218
Deferred tax assets	9	1,243	1,717	1,247
		34,410	35,497	34,418
Current assets
Programme rights	15	272	264	225
Inventories	16	239	227	189
Trade and other receivables	17	4,014	3,835	3,978
Current tax receivable		77	73	65
Derivative financial instruments	27	197	428	177
Investments	23	3,022	1,520	2,918
Cash and cash equivalents	24	528	528	996
		8,349	6,875	8,548
Current liabilities
Loans and other borrowings	25	2,281	2,632	3,736
Derivative financial instruments	27	50	34	48
Trade and other payables	18	7,168	7,437	7,418
Current tax liabilities		83	197	271
Provisions	19	603	625	178
		10,185	10,925	11,651
Total assets less current liabilities		32,574	31,447	31,315
Non-current liabilities
Loans and other borrowings	25	11,994	10,081	11,025
Derivative financial instruments	27	787	869	863
Retirement benefit obligations	20	6,371	9,088	6,382
Other payables	18	1,326	1,298	1,106
Deferred tax liabilities	9	1,340	1,240	1,262
Provisions	19	452	536	565
		22,270	23,112	21,203
Equity
Ordinary shares		499	499	499
Share premium		1,051	1,051	1,051
Own shares	21	(186)	(96)	(115)
Merger reserve		6,647	6,647	8,422
Other reserves	28	534	884	685
Retained profit (loss)		1,759	(650)	(430)
Total equity		10,304	8,335	10,112
		32,574	31,447	31,315

The consolidated financial statements on pages 201 to 286 were approved by the Board of Directors on 9 May 2018 and were signed on its behalf by:

Jan du Plessis

Chairman

Gavin Patterson

Chief Executive

Simon Lowth

Chief Financial Officer

203 Annual Report 2018 BT Group plc

Group statement of changes in equity

	Notes	Share capital £m	[a]	Share premium £m	[b]	Own share £m	s [c]	Merger reserve £m	[d]	Other reserves £m [e]	Retained (loss) earnings £m	Total equity (deficit) £m
At 1 April 2015		419		1,051		(165)		998		502	(2,124)	681
Profit for the year		–		–		–		–		–	2,466	2,466
Other comprehensive income (loss) – before tax		–		–		–		–		408	755	1,163
Tax on other comprehensive income (loss)	9	–		–		–		–		5	(240)	(235)
Transferred to the income statement		–		–		–		–		(230)	–	(230)
Total comprehensive income (loss) for the year		–		–		–		–		183	2,981	3,164
Issue of new shares[f]		80		–		–		7,424		–	–	7,504
Dividends to shareholders	11	–		–		–		–		–	(1,078)	(1,078)
Share-based payments	22	–		–		–		–		–	58	58
Tax on share-based payments	9	–		–		–		–		–	12	12
Net buyback of own shares	21	–		–		50		–		–	(275)	(225)
Other movements		–		–		–		–		–	(4)	(4)
At 1 April 2016		499		1,051		(115)		8,422		685	(430)	10,112
Profit for the year		–		–		–		–		–	1,908	1,908
Other comprehensive income (loss) – before tax		–		–		–		–		1,108	(2,779)	(1,671)
Tax on other comprehensive income (loss)	9	–		–		–		–		29	416	445
Transferred to the income statement		–		–		–		–		(938)	–	(938)
Total comprehensive income (loss) for the year		–		–		–		–		199	(455)	(256)
Transfers to realised profit		–		–		–		(1,775)		–	1,775	–
Dividends to shareholders	11	–		–		–		–		–	(1,436)	(1,436)
Share-based payments	22	–		–		–		–		–	57	57
Tax on share-based payments	9	–		–		–		–		–	(6)	(6)
Net buyback of own shares	21	–		–		19		–		–	(155)	(136)
At 1 April 2017		499		1,051		(96)		6,647		884	(650)	8,335
Profit for the year		–		–		–		–		–	2,032	2,032
Other comprehensive income (loss) – before tax		–		–		–		–		(545)	2,160	1,615
Tax on other comprehensive income (loss)	9	–		–		–		–		1	(346)	(345)
Transferred to the income statement		–		–		–		–		277	–	277
Total comprehensive income (loss) for the year		–		–		–		–		(267)	3,846	3,579
Dividends to shareholders	11	–		–		–		–		–	(1,524)	(1,524)
Share-based payments	22	–		–		–		–		–	84	84
Tax on share-based payments	9	–		–		–		–		–	(2)	(2)
Net buyback of own shares	21	–		–		(90)		–		–	(78)	(168)
Transfer to realised profit		–		–		–		–		(83)	83	–
At 31 March 2018		499		1,051		(186)		6,647		534	1,759	10,304

[a]	The allotted, called up, and fully paid ordinary share capital of BT Group plc at 31 March 2018 was £499m comprising 9,968,127,681 ordinary shares of 5p each (2017: £499m comprising 9,968,127,681 ordinary shares of 5p each).

[b]	The share premium account, comprising the premium on allotment of shares, is not available for distribution.

[c]	For further analysis of own shares, see note 21.

[d]	The merger reserve balance at 1 April 2015 arose on the group reorganisation that occurred in November 2001 and represented the difference between the nominal value of shares in the new parent company, BT Group plc, and the aggregate of the share capital, share premium account and capital redemption reserve of the prior parent company, British Telecommunications plc. On 29 January 2016, the company issued 1,594,900,429 ordinary shares of 5p at 470.7p per share. These shares were used as part consideration for the acquisition of EE. As a result of this transaction the merger reserve was credited with £7,424m net of £3m issue costs. In 2016/17, there was a transfer of £1,775m of merger reserve to realised profit following the settlement of an intercompany loan by qualifying consideration.

[e]	For further analysis of other reserves, see note 28.

[f]	On 29 January 2016, the company issued 1,594,900,429 ordinary shares of 5p at 470.7p per share, raising £7,504m net of issue costs. Share capital increased by £80m and merger reserve by £7,424m.

204 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Group cash flow statement

Year ended 31 March

	Notes	2018 £m	2017 £m	2016 £m

Cash flow from operating activities
Profit before taxation		2,616	2,354	2,907
Share of post tax loss (profit) of associates and joint ventures		1	9	(6)
Net finance expense		764	804	712
Operating profit		3,381	3,167	3,613
Other non-cash charges		33	20	39
Profit on disposal of businesses		(1)	(16)	–
Depreciation and amortisation		3,514	3,572	2,631
Increase in inventories		(14)	(33)	–
Increase in programme rights		(34)	(95)	(44)
(Increase) decrease in trade and other receivables[a]		(156)	168	(83)
(Decrease) increase in trade and other payables		(345)	(152)	124
Decrease in other liabilities[b]		(775)	(307)	(810)
(Decrease) increase in provisions[c]	19	(203)	401	(63)
Cash generated from operations		5,400	6,725	5,407
Income taxes paid		(473)	(551)	(256)
Net cash inflow from operating activities		4,927	6,174	5,151
Cash flow from investing activities
Interest received		7	7	10
Dividends received from associates and joint ventures		–	2	17
Acquisition of subsidiaries[d]	14	(16)	18	(3,371)
Proceeds on disposal of subsidiaries[d], associates and joint ventures		2	46	–
Acquisition of joint ventures		(9)	(13)	(8)
Proceeds on disposal of current financial assets[e]		11,134	10,834	8,918
Purchases of current financial assets[e]		(12,629)	(9,411)	(8,252)
Proceeds on disposal of non-current asset investments[f]		19	–	–
Purchases of non-current asset investments[f]		–	(22)	–
Proceeds on disposal of property, plant and equipment		21	26	7
Purchases of property, plant and equipment and software		(3,362)	(3,145)	(2,438)
Net cash outflow from investing activities		(4,833)	(1,658)	(5,117)
Cash flow from financing activities
Equity dividends paid		(1,523)	(1,435)	(1,075)
Interest paid		(555)	(629)	(558)
Repayment of borrowings[g]		(1,401)	(1,805)	(1,283)
Proceeds from bank loans and bonds		3,760	3	3,023
Cash flows from derivatives related to net debt		(188)	119	79
Drawdown on acquisition facility		–	–	3,200
Repayment of acquisition facility		–	(181)	(3,019)
Repayment of EE revolving credit facility		–	(438)	(100)
Proceeds from issue of own shares		53	70	90
Repurchase of ordinary share capital		(221)	(206)	(315)
Net cash (outflow) inflow from financing activities		(75)	(4,502)	42
Net increase in cash and cash equivalents		19	14	76
Opening cash and cash equivalents[h]		511	459	407
Net increase in cash and cash equivalents		19	14	76
Effect of exchange rate changes		(31)	38	(24)
Closing cash and cash equivalents[h]	24	499	511	459

[a]	Includes a prepayment of £325m (2016/17: £nil, 2015/16: £nil) in respect of the acquisition of Spectrum.
[b]	Includes pension deficit payments of £872m (2016/17: £274m, 2015/16: £880m).
[c]	Included within the change in provisions is the settlement of Deemed Consent, part of which is non-cash and is offset by movements in working capital.
[d]	Acquisitions and disposals of subsidiaries are shown net of cash acquired or disposed of and in 2017 included £20m true-up of consideration following the audit of the completion balance sheet relating to the acquisition of EE.
[e]	Primarily consists of investment in and redemption of amounts held in liquidity funds.
[f]	Relates to assets held for sale classified within trade and other receivables.
[g]	Repayment of borrowings includes the impact of hedging and repayment of lease liabilities.
[h]	Net of bank overdrafts of £29m (2016/17: £17m, 2015/16: £537m).

205 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements

1. Basis of preparation

Preparation of the financial statements

These consolidated financial statements have been prepared in accordance with the Companies Act 2006 as applicable to companies using International Financial Reporting Standards (IFRS), Article 4 of the IAS Regulation and International Accounting Standards (IAS) and IFRS and related interpretations, as adopted by the European Union. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board (the IASB) and interpretations as issued by the IFRS Interpretations Committee. The consolidated financial statements are prepared on a going concern basis.

These financial statements consolidate BT Group plc, the parent company, and its subsidiaries (together the ‘group’).

The consolidated financial statements are prepared on the historical cost basis, except for certain financial and equity instruments that have been measured at fair value. The consolidated financial statements are presented in Sterling, the functional currency of BT Group plc.

New and amended accounting standards

effective during the year

Note 25 of these consolidated financial statements reflect the amendments of IAS 7 ‘Statement of Cash Flows’ requiring the disclosure of changes in liabilities arising from financing activities.

There have been no other new or amended standards or interpretations adopted during the year that have a significant impact on the financial statements.

New and amended accounting standards that

have been issued but are not yet effective

The following standards have been issued and are effective for accounting periods ending on or after 1 April 2018 and are expected to have an impact on the group financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’

Background

In May 2014, IFRS 15 ‘Revenue from Contracts with Customers’ was issued. It was subsequently amended in September 2015 and April 2016. It is effective for periods beginning on or after 1 January 2018. Transition to IFRS 15 for BT Group plc will take place on 1 April 2018. Results in the 2018/19 financial year will comply with IFRS 15, with the first Annual Report and Form 20-F published in accordance with IFRS 15 being that for the year ended 31 March 2019.

IFRS 15 sets out the requirements for recognising revenue and costs from contracts with customers and includes extensive disclosure requirements. The standard requires entities to apportion revenue earned from contracts to individual promises, or performance obligations, on a relative stand-alone selling price basis, based on a five-step model.

Transition

We previously disclosed in our Annual Report & Form 20-F 2017 that we were planning to adopt IFRS 15 retrospectively. This meant applying the new standard to each prior reporting period presented, ie 2016/17 and 2017/18, in accordance with IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’. Having considered further the factors that would influence our approach (including the time, effort and cost of adopting IFRS 15 retrospectively), as disclosed in the prior year Annual Report, we have decided to adopt the new standard on a modified retrospective basis and the group will recognise the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings at 1 April 2018, ie the date of initial application. Under this transition method:

–	the standard will be applied only to contracts in progress but not completed at the date of initial application
–	for contracts that were modified before 1 April 2018, the group shall reflect the aggregate effect of all of the modifications that occur before this date at 1 April 2018
–	we will not restate prior year comparatives for the effect of IFRS 15 but will instead restate our 1 April 2018 opening retained earnings for the full cumulative impact of adopting this standard
–	for the year ended 31 March 2019 we will provide a reconciliation of our primary financial statements under IFRS 15 to those in accordance with IAS 18.

IFRS 15 Project

The group has deployed a cross-functional project team dedicated to the implementation of IFRS 15. This team has been engaged in determining accounting policies under the new standard, quantifying the transitional adjustments and selecting and implementing suitable systems solutions. The team is also reviewing the impact on tax, intragroup trading, forecasting, the bid and tender process and HR and remuneration plans. There is a significant impact on the group’s billing data and accounting platforms.

Performance obligations

IFRS 15 requires that at contract inception, we assess the goods or services promised in a contract with a customer and identify as a performance obligation each promise to transfer to the customer the good or service. Promises in a contract can be explicit, or implicit if the promises create a valid expectation to provide a good or service based on the customary business practices, published policies, or specific statements.

The stand-alone selling prices of the group’s products and services have been determined. These may be regulated prices, list prices, a cost-plus derived price, the price of similar products when sold on a stand-alone basis by BT or a competitor or in some cases the contract price where the price contracted represents a bespoke price that would be the same for a similar customer in a similar circumstance.

206 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

1. Basis of preparation continued

Financial Impact

The group is in the process of finalising the impact of the standard including the final transition adjustment to retained earnings. We have estimated that the likely impact on transition at 1 April 2018 will produce a cumulative increase in retained earnings of between £1.1bn and £1.5bn before tax. The corresponding impact will primarily be recorded as contract asset and will lead to an additional one-off cash tax payment equally split between 2018/19 and 2019/20. The cumulative increase in retained earnings is mainly due to the acceleration of handset revenues and, to a lesser extent, deferral of costs (notably third party contract acquisition costs primarily associated with post pay contracts).

The financial impact of each business area is as follows:

–	Under our current accounting policy, mobile handset revenue is recognised based on the amount the customer pays for the handset when it is delivered to the customer. Generally mobile handsets are either provided for free or for a small upfront charge.

Under IFRS 15, additional revenue will be allocated to the mobile handset at the start of the contract. This is calculated with reference to its relative standalone value within the contract, regardless of the contract pricing. For each mobile handset contract the revenue recognition profile will change with greater day one recognition of revenue for the handset and a corresponding reduction in ongoing mobile service revenue over the contract period. The difference between the mobile handset revenue recognised and the amounts charged to the customer will be recognised as a contract asset. On adoption of IFRS 15, we will recognise a contract asset for all open contracts at 1 April 2018.

Over time, we expect the contract asset generated to remain at similar levels as old contracts expire and new ones are signed. However, we will see short-term volatility, for example around key handset launches.

This will be the most significant impact of the IFRS 15 adoption on the group and will primarily impact EE. To a lesser extent this will also impact mobile handset revenues in Business and Public Sector, in respect of the legacy EE business division, and BT Consumer. The impact in these customer-facing units is less significant due to this lower handset base.

We expect to see a similar trend in respect of subsidised equipment although we expect this to have a less significant impact due to the lower relative standalone value for this equipment.

–	Currently, sales commissions and other third party acquisition costs resulting directly from securing contracts with customers are expensed when incurred.

Under IFRS 15 sales commissions and other third party contract acquisition costs will be recognised as an asset, and amortised over the period in which the corresponding benefit is received, resulting in earlier profit recognition.

The impact is greatest in EE in respect of third-party acquisition costs partially associated with post pay contracts.

–	The above two impacts will be partly offset by amended accounting for connections revenue. Currently, the group recognises connections revenue upon performance of the connection activity. Under IFRS 15 connections revenue will be deferred and recognised on a straight-line basis over the associated line/circuit contractual period. This will mean that revenue and profits will be recognised later and on transition leads to the recognition of a contract liability as revenue and profits are deferred to future periods. Wholesale and Ventures and Openreach deliver the majority of this service and therefore will experience the majority of the impact. Over time, this liability is expected to remain at similar levels as old contracts expire and new ones are signed.

On the adoption date we expect the impact of this deferral to be significantly less than the impact of handset revenue and third party acquisition costs noted above.

–	We will provide for expected lifetime losses on recognised contract assets as required by IFRS 9 as set out below.

IFRS 15 will impact other areas but we do not expect the impact to be material. These include certain contract fulfilment costs which will be recognised as an asset and amortised over the period in which benefit is received and certain expenses will be recognised as a deduction from revenue.

IFRS 15 also provides more detailed guidance on how to account for contract modifications than the current revenue standards IAS 18 and IAS 11. Changes must be accounted for either as a retrospective change (creating either a catch up or deferral of previously recorded revenues), prospectively with a reallocation of revenues amongst identified performance obligations, or prospectively as separate contracts which will not require any reallocation. We expect contract modifications would primarily relate to changes in the agreed products and services to be provided to customers for long-term IT and networking solution contracts.

Disclosures

The adoption of IFRS 15 would also result in changes to our Annual Report disclosures. They key changes expected are as follows:

–	we will amend our existing revenue disclosures to comply with the requirements to disaggregate revenue recognised from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and associated cash flows are affected by economic factors
–	we will provide further detail around contract balances and their movements
–	we will provide an aggregate amount of the transaction price allocated to the performance obligation that are unsatisfied as of the end of the reporting period and an explanation of when the entity expects the amounts to be recognised as revenue.

IFRS 9 ‘Financial instruments’

IFRS 9 is effective for BT from 1 April 2018. It is applicable to financial assets and financial liabilities and covers the classification, measurement, impairment and de-recognition of financial assets and liabilities together with a new hedge accounting model.

With the exception of the impact on IFRS 15 contract assets we do not expect the standard to have a material impact on our results, with the key issues for BT being around documentation of policies, hedging strategy and new hedge documentation.

207 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

1. Basis of preparation continued

IFRS 9 operates an expected credit loss model rather than an incurred credit loss model. Providing for loss allowances on our existing financial assets is not expected to have a material impact. We have included the impact of providing for losses on our contract assets within the estimated impact of the adoption of IFRS 15 set out above.

IFRS 16 ‘Leases’

IFRS 16 was published in January 2016 and will be effective for BT from 1 April 2019, replacing IAS 17 ‘Leases’. We are planning to adopt IFRS 16 on a modified retrospective basis and the group will recognise the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings at 1 April 2019, ie the date of initial application. Results in the 2019/20 financial year will be IFRS 16 compliant and the Annual Report and Form 20-F 2020 will be the first to include the results on this basis.

The standard requires lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less, or the underlying asset is of low value.

The group is still in the process of quantifying the implications of this standard. However, we expect the following indicative impacts:

–	there is expected to be an increase in total assets, as leased assets which are currently accounted for off balance sheet (ie classified as operating leases under IAS 17) will be recognised on balance sheet valued in accordance with the principles of IFRS 16. The biggest asset category impacted for the group is expected to be land and buildings
–	there is expected to be an increase in debt, as liabilities relating to existing operating leases are recognised. The increase in total debt will have an impact on gearing ratios
–	operating lease expenditure will be reclassified and split between depreciation and finance costs. Therefore EBITDA will increase. Future depreciation and finance costs are also expected to increase as a result of increased assets and liabilities
–	there is an expected temporary reduction in profit after tax as result of the above changes. This is expected to be driven by an increase in finance costs as a result of the new leases. These finance costs will have an accelerated profile which will reduce once the leases are settled
–	there may be a corresponding effect on tax balances in relation to all of the above impacts.

This standard will require us to make key accounting judgements in particular around the likelihood of lease renewals.

Details of our existing operating lease commitments are set out in note 30.

Presentation of specific items

Our income statement and segmental analysis separately identify trading results before specific items. The directors believe that presentation of our results in this way is relevant to an understanding of our financial performance, as specific items are identified by virtue of their size, nature or incidence.

This presentation is consistent with the way that financial performance is measured by management and reported to the Board and the Executive Committee and assists in providing a meaningful analysis of our trading results. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Furthermore, we consider a columnar presentation to be appropriate, as it improves the clarity of the presentation and is consistent with the way that financial performance is measured by management and reported to the Board and the

Executive Committee.

Specific items may not be comparable to similarly titled measures used by other companies. Examples of charges or credits meeting the above definition and which have been presented as specific items in the current and/or prior years include acquisitions/disposals of businesses and investments, regulatory settlements, historical insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years. In the event that other items meet the criteria, which are applied consistently from year to year, they are also treated as specific items.

Specific items for the current and prior years are disclosed in note 8.

2. Critical accounting estimates

and key judgements

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying our accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. Management has discussed its critical accounting estimates and associated disclosures with the Audit and Risk Committee. The areas involving a higher degree of judgement or complexity are described in the applicable notes to the financial statements. Critical accounting estimates and key judgements can be identified throughout the notes by the following symbol.

We have the following critical accounting estimates (E) and key judgements (J):

–	Revenue from multiple element arrangements, see note 4 (J).
–	Subscriber acquisition and retention costs, see note 5 (J).
–	Current and deferred income tax, see note 9 (E, J).
–	Goodwill, see note 12 (E).
–	Government grants relating to Broadband Delivery UK (BDUK) contracts, see note 13 (E, J).
–	Long-term customer contracts, see note 17 (E).
–	Provisions and contingent liabilities, see note 19 (E, J).
–	Pension obligations, see note 20 (E, J).

208 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

3. Significant accounting policies

The significant accounting policies applied in the preparation of our consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of consolidation

The group financial statements consolidate the financial statements of BT Group plc and its subsidiaries, and include its share of the results of associates and joint ventures using the equity method of accounting. The group recognises its direct rights to (and its share of) jointly held assets, liabilities, revenues and expenses of joint operations under the appropriate headings in the consolidated financial statements.

A subsidiary is an entity that is controlled by another entity, known as the parent or investor. An investor controls an investee when the investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Non-controlling interests in the net assets of consolidated subsidiaries, which consist of the amounts of those interests at the date of the original business combination and non-controlling share of changes in equity since the date of the combination, are not material to the group’s financial statements.

The results of subsidiaries acquired or disposed of during the year are consolidated from and up to the date of change of control. Where necessary, accounting policies of subsidiaries have been aligned with the policies adopted by the group. All intra-group transactions including any gains or losses, balances, income or expenses are eliminated in full on consolidation.

When the group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The profit or loss on disposal is recognised as a specific item.

Revenue

Revenue represents the fair value of the consideration received or receivable for communications services and equipment sales, net of discounts and sales taxes. Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the group and the amount of revenue and associated costs can be measured reliably. The accounting for revenue sharing arrangements depends on the analysis of the facts and circumstances surrounding these transactions.

Where we act as an agent in a transaction, we recognise revenue net of directly attributable costs.

Services

Revenue arising from separable installation and connection services is recognised when it is earned, upon activation. Revenue from the rental of analogue and digital lines and private circuits as well as wholesale access revenue is recognised on a straight line basis over the period to which it relates. Revenue from calls is recognised at the time the call is made over our network. Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as revenue as the service is provided. Revenue from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across our network.

Equipment sales

Revenue from the sale of equipment is recognised when all the significant risks and rewards of ownership are transferred to the customer, which is normally the date the equipment is delivered and accepted by the customer.

Long-term contractual arrangements

Revenue from long-term contractual arrangements, including fixed price contracts to design and build software solutions, is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract such as the proportion of costs incurred relative to the estimated total contract costs, or other measures of completion such as the achievement of contract milestones and customer acceptance. In the case of time and materials contracts, revenue is recognised as the service is rendered.

Costs related to delivering services under long-term contractual arrangements are expensed as incurred except for an element of costs incurred in the initial contract set-up, transition or transformation phase, which is deferred and recorded within non-current assets. These costs are then recognised in the income statement on a straight line basis over the remaining contract term, unless the pattern of service delivery indicates a different profile is more appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.

The percentage of completion method relies on estimates of total expected contract revenues and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, revenue is recognised equal to the costs incurred to date, to the extent that such revenue is expected to be recoverable, or costs are accrued to bring the margin to nil. Recognised revenue and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated revenue for a contract, the full contract life loss is recognised immediately.

Multiple element arrangements and bundles

Revenue from multiple element arrangements and bundles is described in note 4.

Operating and reportable segments

Our operating segments are reported based on financial information provided to the Executive Committee, as detailed on pages 18 to 19, which is the key management committee and represents the ‘chief operating decision maker’.

Our organisational structure reflects the different customer groups to which we provide communications products and services via our customer-facing units: BT Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures and Openreach. The customer-facing units are supported by an internal service unit: Technology, Service & Operations (TSO).

209 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

3. Significant accounting policies continued

The customer-facing units are our reportable segments and generate substantially all of our revenue. We aggregate the remaining operations and include within the ‘Other’ category to reconcile to the consolidated results of the group. The ‘Other’ category includes TSO and our corporate units including procurement and property management.

Provisions for the settlement of significant legal, commercial and regulatory disputes, which are negotiated at a group level, are initially recorded in the ‘Other’ segment. On resolution of the dispute, the full impact is recognised in the results of the relevant customer-facing unit and offset in the group results through the utilisation of the provision previously charged to the ‘Other’ segment. Settlements which are particularly significant or cover more than one financial year may fall within the definition of specific items as detailed on page 288.

The costs incurred by TSO are recharged to the customer-facing units to reflect the services it provides to them. Depreciation and amortisation incurred by TSO in relation to the networks and systems it manages and operates on behalf of the customer-facing units is allocated to the customer-facing units based on their respective utilisation. Capital expenditure incurred by TSO for specific projects undertaken on behalf of the customer-facing units is allocated based on the value of the directly attributable expenditure incurred. Where projects are not directly attributable to a particular customer-facing unit, capital expenditure is allocated between them based on the proportion of estimated future economic benefits. TSO and the group’s corporate functions are not reportable segments as they did not meet the quantitative thresholds as set out in IFRS 8 ‘Operating Segments’ for any of the years presented.

Performance of each reportable segment is measured based on adjusted EBITDA, defined as EBITDA before specific items, as included in the internal financial reports reviewed by the Executive Committee. EBITDA is defined as the operating profit or loss before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is considered to be a useful measure of the operating performance of the customer-facing units because it approximates the underlying operating cash flow by eliminating depreciation and amortisation and also provides a meaningful analysis of trading performance by excluding specific items, which are disclosed separately by virtue of their size, nature or incidence. Specific items are detailed in note 8 and are not allocated to the reportable segments as this reflects how they are reported to the Executive Committee. Finance expense and income are not allocated to the reportable segments, as the central treasury function manages this activity, together with the overall net debt position of the group.

On 1 April 2018, our BT Consumer and EE customer-facing units were brought together to drive converged products and accelerate transformation. Additionally, Business and Public Sector and Wholesale and Ventures will be brought together from 1 October 2018. Each of these businesses operated separately throughout 2017/18 and therefore have been presented as four separate operating segments throughout these financial statements, unless explicitly stated otherwise. For further information see note 31.

Retirement benefits

The group’s net obligation in respect of defined benefit pension plans is the present value of the defined benefit obligation less the fair value of the plan assets.

The calculation of the obligation is performed by a qualified actuary using the projected unit credit method and key actuarial assumptions at the balance sheet date.

The income statement expense is allocated between an operating charge and net finance income or expense. The operating charge reflects the increase in the defined benefit obligation resulting from the pension benefit earned by active employees in the current period, the costs of administering the plans and any past service costs/credits such as those arising from curtailments or settlements. The net finance income or expense reflects the interest on the net retirement benefit obligations recognised in the group balance sheet, based on the discount rate at the start of the year. Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the group statement of comprehensive income.

The group also operates defined contribution pension plans and the income statement expense represents the contributions payable for the year.

Property, plant and equipment

Property, plant and equipment are included at historical cost, net of accumulated depreciation, government grants and any impairment charges. Property, plant and equipment acquired through business combinations are initially recorded at fair value and subsequently accounted for on the same basis as the group’s existing assets. An item of property, plant and equipment is derecognised on disposal or when no future economic benefits are expected to arise from the continued use of the asset. The difference between the sale proceeds and the net book value at the date of disposal is recognised in operating costs in the income statement.

Included within the cost of network infrastructure and equipment are direct and indirect labour costs, materials and directly attributable overheads.

Depreciation is provided on property, plant and equipment on a straight line basis from the time the asset is available for use, to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not depreciated.

210 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

3. Significant accounting policies continued

The estimated useful lives assigned to principal categories of assets are as follows:

Land and buildings
– Freehold buildings	14 to 50 years

– Short-term leasehold improvements	Shorter of 10 years or lease term

– Leasehold land and buildings	Unexpired portion of lease or 40 years, whichever is the shorter

Network infrastructure
Transmission equipment
– Duct	40 years
– Cable	3 to 25 years
– Fibre	5 to 20 years
Exchange equipment	2 to 13 years
Other network equipment	2 to 20 years

Other assets
– Motor vehicles	2 to 9 years
– Computers and office equipment	3 to 7 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually and, if necessary, changes are recognised prospectively.

Network share assets

Certain assets have been contributed to a network share arrangement by both EE and Hutchison 3G UK Limited, with legal title remaining with the contributor. This is considered to be a reciprocal arrangement. The group’s share of the assets on acquisition of EE was recognised at fair value within tangible assets, and depreciated in line with the group’s policy. Subsequent additions are recorded at cost. For further information see note 13.

Intangible assets

Identifiable intangible assets are recognised when the group controls the asset, it is probable that future economic benefits attributable to the asset will flow to the group and the cost of the asset can be reliably measured. All intangible assets, other than goodwill, are amortised over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired business.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the Cash Generating Units (CGUs) that is expected to benefit from the business combination. Each CGU to which goodwill is allocated represents the lowest level within the group at which the goodwill is monitored for internal management purposes.

Acquired intangible assets – customer relationships and brands

Intangible assets such as customer relationships or brands acquired through business combinations are recorded at fair value at the date of acquisition and subsequently carried at amortised cost. Assumptions are used in estimating the fair values of these relationships or brands and include management’s estimates of revenue and profits to be generated by them.

Telecommunications licences

Licence fees paid to governments, which permit telecommunications activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period or where our usage can extend beyond the initial licence period, over the period we expect to benefit from the use of the licences, which is typically 20 years. Licences acquired through business combinations are recorded at fair value at the date of acquisition and subsequently carried at amortised cost. The fair value is based on management’s assumption of future cash flows using market expectations at acquisition date.

Computer software

Computer software comprises computer software licences purchased from third parties, and also the cost of internally developed software. Computer software licences purchased from third parties are initially recorded at cost.

Costs directly associated with the production of internally developed software, including direct and indirect labour costs of development, are capitalised only where it is probable that the software will generate future economic benefits, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Costs which do not meet these criteria and research costs are expensed as incurred.

The group’s development costs which give rise to internally developed software include upgrading the network architecture or functionality and developing service platforms aimed at offering new services to the group’s customers. See research and development on page 37.

Other

Other intangible assets include website development costs and other licences. Items are capitalised at cost and amortised on a straight line basis over their useful economic life or the term of the contract.

Estimated useful economic lives

The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

– Computer software	2 to 10 years
– Telecommunications licences	2 to 20 years
– Customer relationships and brands	1 to 15 years

Programme rights

Programme rights are recognised on the balance sheet from the point at which the legally enforceable licence period begins. Rights for which the licence period has not started are disclosed as contractual commitments in note 30. Payments made to receive commissioned or acquired programming in advance of the legal right to broadcast the programmes are classified as prepayments.

211 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

3. Significant accounting policies continued

Programme rights are initially recognised at cost and are amortised from the point at which they are available for use, on a straight line basis over the programming period, or the remaining licence term, as appropriate, this is generally 12 months. The amortisation charge is recorded within operating costs in the income statement.

Programmes produced internally are charged to the income statement over the period of the related broadcast.

Programme rights are tested for impairment in accordance with the group’s policy for impairment of non-financial assets set out below. Related cash outflows are classified as operating cash flows in the cash flow statement.

Inventories

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realisable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by either the first in first out (FIFO) or average cost method.

Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Onerous lease provisions are measured at the lower of the cost to fulfil or to exit the contract.

Current and deferred income tax

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the group’s subsidiaries, associates and joint ventures operate and generate taxable income. The group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and the group establishes provisions where appropriate on the basis of the amounts expected to be paid to tax authorities.

Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s assets and liabilities and their tax base. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.

Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Impairment of non-financial assets

Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and the fair value less costs to dispose.

Goodwill is reviewed for impairment at least annually. Impairment losses are recognised in the income statement, as a specific item. If a cash generating unit is impaired, impairment losses are allocated firstly against goodwill, and secondly on a pro-rata basis against intangible and other assets.

Government grants

Government grants are recognised when there is reasonable assurance that the conditions associated with the grants have been complied with and the grants will be received.

Grants for the purchase or production of property, plant and equipment are deducted from the cost of the related assets and reduce future depreciation expense accordingly. Grants for the reimbursement of operating expenditure are deducted from the related category of costs in the income statement. Government grants received relating to the BDUK programme and other rural superfast broadband contracts are accounted for as described under ‘Critical accounting estimates and key judgements’.

Once a government grant is recognised, any related deferred income is treated in accordance with IAS 20 ‘Accounting for Government Grants and Disclosure of Government Assistance’.

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of transactions and the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

On consolidation, assets and liabilities of foreign undertakings are translated into Sterling at year end exchange rates. The results of foreign undertakings are translated into Sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on the retranslation of foreign undertakings are recognised directly in a separate component of equity, the translation reserve.

In the event of the disposal of an undertaking with assets and liabilities denominated in a foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal recognised in the income statement.

212 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

3. Significant accounting policies continued

Research and development

Research expenditure is recognised in the income statement in the period in which it is incurred. Development expenditure, including the cost of internally developed software, is recognised in the income statement in the period in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet.

Capitalisation ceases when the asset being developed is ready for use. Research and development costs include direct and indirect labour, materials and directly attributable overheads.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease.

Own shares

Own shares represent the shares of the parent company BT Group plc that are held in treasury or by employee share ownership trusts. Own shares are recorded at cost and deducted from equity. When shares vest unconditionally or are cancelled they are transferred from the own shares reserve to retained earnings at their weighted average cost.

Share-based payments

The group operates a number of equity settled share-based payment arrangements, under which the group receives services from employees in consideration for equity instruments (share options and shares) of the group. Equity settled share-based payments are measured at fair value at the date of grant. Market-based performance criteria and non-vesting conditions (for example, the requirement for employees to make contributions to the share purchase programme) are reflected in this measurement of fair value. The fair value determined at the grant date is recognised as an expense on a straight line basis over the vesting period, based on the group’s estimate of the options or shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using either the Binomial options pricing model or Monte Carlo simulations, whichever is more appropriate to the share-based payment arrangement.

Service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of equity instruments granted. In the case that an award or option does not vest as a result of a failure to meet a non-vesting condition that is within the control of either counterparty, this is accounted for as a cancellation. Cancellations are treated as accelerated vesting and all remaining future charges are immediately recognised in the income statement. As the requirement to save under an employee saveshare arrangement is a non-vesting condition, employee cancellations, other than through a termination of service, are treated as an accelerated vesting.

No adjustment is made to total equity for awards that lapse or are forfeited after the vesting date.

Termination benefits

Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to the affected employees leaving the group.

Financial instruments

Financial liabilities at amortised cost

Trade and other payables

Financial liabilities within trade and other payables are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.

Loans and other borrowings

Loans and other borrowings are initially recognised at the fair value of amounts received net of transaction costs. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are re-valued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resulting amortisation of fair value movements, on de-designation of the hedge, is recognised in the income statement.

Available-for-sale investments

Liquid and other investments are classified as available-for-sale investments and are initially recognised at fair value plus direct transaction costs. These are re-measured at subsequent reporting dates to fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses, which are recognised in the income statement) recognised in equity. When the financial asset is derecognised, the cumulative gain or loss previously recognised in equity is taken to the income statement, in the line that most appropriately reflects the nature of the item or transaction. On disposal or impairment of the investments, any gains and losses that have been deferred in other comprehensive income are reclassified to the income statement. Dividends on equity investments are recognised in the income statement when the group’s right to receive payment is established. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

Loans and receivables

Trade and other receivables

Trade and other receivables are initially recognised at fair value, which is usually the original invoiced amount, and are subsequently carried at amortised cost, using the effective interest method, less provisions made for doubtful receivables. Provisions are made specifically where there is evidence of a risk of non-payment, taking into account ageing, previous losses experienced and general economic conditions.

213 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

3. Significant accounting policies continued

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to cash and are subject to insignificant risk of changes in value and have an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents are as defined above net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings, in current liabilities on the balance sheet.

Financial assets and liabilities at fair value through profit or loss

All of the group’s derivative financial instruments are held for trading and classified as fair value through profit or loss.

Derivative financial instruments

The group uses derivative financial instruments mainly to reduce exposure to foreign exchange and interest rate risks. The group’s policy is not to use derivatives for trading purposes. However, derivatives that do not qualify for hedge accounting or are specifically not designated as a hedge where natural offset is more appropriate are initially recognised and subsequently measured at fair value through profit and loss. Any direct transaction costs are recognised immediately in the income statement. Gains and losses on re-measurement are recognised in the income statement in the line that most appropriately reflects the nature of the item or transaction to which they relate. Derivative financial instruments are classified as current assets or current liabilities where they have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months, they are classified within either non-current assets or non-current liabilities.

Where the fair value of a derivative contract at initial recognition is not supported by observable market data and differs from the transaction price, a day one gain or loss will arise which is not recognised in the income statement. Such gains and losses are deferred and amortised to the income statement based on the remaining contractual term and as observable market data becomes available.

Hedge accounting

Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation. Hedge accounting is discontinued when the hedging instrument expires, or is sold, terminated or no longer qualifies for hedge accounting or the group chooses to end the hedge relationship. The group designates certain derivatives as either cash flow hedges or fair value hedges.

Cash flow hedges

When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity, in the cash flow reserve. For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line of the income statement and in the same period or periods that the hedged transaction affects the income statement. Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

Fair value hedges

When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivative that is designated as a fair value hedge is recorded in the income statement at each reporting date, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

214 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

4. Segment information

The definition of our operating and reportable segments is provided on page 209. We have set out below information regarding the results of each reportable segment.

Segment revenue and profit

Year ended 31 March 2018	BT Consumer £m	EE £m	Business and Public Sector £m	Global Services £m	Wholesale and Ventures £m	Openreach £m	Other £m	Total £m

Segment revenue	5,066	5,294	4,563	5,013	2,009	5,123	8	27,076
Internal revenue	(66)	(37)	(115)	–	(134)	(2,978)	–	(3,330)
Revenue from external customers[a]	5,000	5,257	4,448	5,013	1,875	2,145	8	23,746
EBITDA[b]	1,023	1,353	1,418	434	754	2,520	3	7,505
Depreciation and amortisation	(216)	(776)	(365)	(424)	(311)	(1,360)	(62)	(3,514)
Operating profit (loss)[a]	807	577	1,053	10	443	1,160	(59)	3,991
Specific items (note 8)								(610)
Operating profit								3,381
Net finance expense[c]								(764)
Share of post tax profit (loss) of associates and joint ventures								(1)
Profit before tax								2,616

Year ended 31 March 2017	BT Consumer £m	EE £m	Business and Public Sector £m	Global Services £m	Wholesale and Ventures £m	Openreach £m	Other £m	Total £m

Segment revenue	4,934	5,090	4,758	5,479	2,109	5,098	10	27,478
Internal revenue	(63)	(37)	(122)	–	(138)	(3,036)	–	(3,396)
Revenue from external customers[a]	4,871	5,053	4,636	5,479	1,971	2,062	10	24,082
EBITDA[b]	1,012	1,156	1,528	495	834	2,633	(13)	7,645
Depreciation and amortisation	(209)	(780)	(352)	(439)	(306)	(1,369)	(55)	(3,510)
Operating profit (loss)[a]	803	376	1,176	56	528	1,264	(68)	4,135
Specific items (note 8)								(968)
Operating profit								3,167
Net finance expense[c]								(804)
Share of post tax profit (loss) of associates and joint ventures								(9)
Profit before tax								2,354

Year ended 31 March 2016	BT Consumer £m	EE £m [d]	Business and Public Sector £m	Global Services £m	Wholesale and Ventures £m	Openreach £m	Other £m	Total £m

Segment revenue	4,608	841	4,294	5,074	2,274	5,100	11	22,202
Internal revenue	(65)	(7)	(99)	–	(94)	(3,058)	–	(3,323)
Revenue from external customers[a]	4,543	834	4,195	5,074	2,180	2,042	11	18,879
EBITDA[b]	1,055	173	1,414	479	755	2,659	(76)	6,459
Depreciation and amortisation	(207)	(146)	(284)	(422)	(253)	(1,301)	(18)	(2,631)
Operating profit (loss)[a]	848	27	1,130	57	502	1,358	(94)	3,828
Specific items (note 8)								(215)
Operating profit								3,613
Net finance expense[c]								(712)
Share of post tax profit (loss) of associates and joint ventures								6
Profit before tax								2,907

[a]	Before specific items.
[b]	EBITDA is stated before specific items and is the group’s profitability measure for segments.
[c]	Net finance expense includes specific item expense of £218m (2016/17: £210m, 2015/16: £229m). See note 8.
[d]	EE reflects results for the period from acquisition on 29 January 2016 to 31 March 2016.

215 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

4. Segment information continued

What are our internal revenue and costs?

Most of our internal trading relates to Openreach and arises on rentals, and any associated connection or migration charges, of the UK access lines and other network products to the customer-facing units. This occurs both directly, and also indirectly, through TSO which is included within the ‘Other’ segment. Wholesale and Ventures internal revenue arises from EE for mobile ethernet access and TSO for transmission planning services. Internal revenue in Business and Public Sector relates primarily to the use of BT Ireland’s network by other customer-facing units. Internal revenue arising in BT Consumer relates primarily to employee broadband and wi-fi services.

Intra-group revenue generated from the sale of regulated products and services is based on market price. Intra-group revenue from the sale of other products and services is agreed between the relevant customer-facing units and therefore customer-facing units profitability may be impacted by transfer pricing levels.

The tables below show internal revenue and costs recorded by each reportable segment.

	Internal cost recorded by
Year ended 31 March 2018	BT Consumer £m	EE £m		Business and Public Sector £m	Global Services £m	Wholesale and Ventures £m	Openreach £m	Other £m	Total £m

Internal revenue recorded by
BT Consumer	–	–		24	20	4	–	18	66
EE	–	–		–	–	37	–	–	37
Business and Public Sector	62	2		–	32	19	–	–	115
Global Services	–	–		–	–	–	–	–	–
Wholesale and Ventures	1	2		13	10	–	42	66	134
Openreach	896	–		210	125	232	–	1,515	2,978
Total	959	4		247	187	292	42	1,599	3,330

	Internal cost recorded by
Year ended 31 March 2017	BT Consumer £m	EE £m		Business and Public Sector £m	Global Services £m	Wholesale and Ventures £m	Openreach £m	Other £m	Total £m

Internal revenue recorded by
BT Consumer	–	–		21	20	4	–	18	63
EE	–	–		–	–	37	–	–	37
Business and Public Sector	60	3		–	39	20	–	–	122
Global Services	–	–		–	–	–	–	–	–
Wholesale and Ventures	–	–		2	23	–	39	74	138
Openreach	910	–		236	158	260	–	1,472	3,036
Total	970	3		259	240	321	39	1,564	3,396

	Internal cost recorded by
Year ended 31 March 2016	BT Consumer £m	EE £m	[a]	Business and Public Sector £m	Global Services £m	Wholesale and Ventures £m	Openreach £m	Other £m	Total £m

Internal revenue recorded by
BT Consumer	–	–		20	23	4	–	18	65
EEa	–	–		–	–	7	–	–	7
Business and Public Sector	60	1		–	18	19	1	–	99
Global Services	–	–		–	–	–	–	–	–
Wholesale and Ventures	–	12		5	22	–	55	–	94
Openreach	905	–		262	173	264	–	1,454	3,058
Total	965	13		287	236	294	56	1,472	3,323

[a]	EE reflects results for the period from acquisition on 29 January 2016 to 31 March 2016.

Revenue by products and services

What critical accounting judgements do we make when we have revenue from multiple element arrangements?

Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, revenue is recognised for each element as if it were an individual contract. Total contract consideration is allocated between the separate elements based on their fair value. We apply judgement in both identifying separate elements and allocating consideration between them.

216 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

4. Segment information continued

Sales of bundled offers in our mobile businesses frequently include a handset and a telecommunications service contract. There is objective and reliable evidence of fair value for the telecommunications service to be delivered and this represents the revenue recognised in respect of the services delivered. The residual value of the bundled offer therefore represents the revenue in respect of the handset. Revenue allocated to the deliverables is restricted to the amount that is receivable without the delivery of additional goods or services.

For offers that cannot be separated into identifiable elements, revenues are recognised in full over the life of the contract. The main example is connection to a service where this does not represent a separately identifiable transaction from the subscription.

Year ended 31 March	2018 £m	2017 £m	2016 £m

ICT and managed networks	5,530	5,927	6,193
Broadband and TV	4,655	4,477	3,535
Mobile	6,451	6,358	1,326
Calls, lines and connections	5,126	5,069	5,920
Transit	265	404	419
Other products and services	1,719	1,847	1,486
Revenue[a]	23,746	24,082	18,879

[a]	Before specific items.

Capital expenditure

Year ended 31 March 2018	BT Consumer £m	EE £m		Business and Public Sector £m	Global Services £m	Wholesale and Ventures £m	Openreach £m	Other £m	Total £m

Intangible assets	106	130		93	92	87	70	64	642
Property, plant and equipment	185	498		211	186	142	1,588	70	2,880
Capital expenditure[a]	291	628		304	278	229	1,658	134	3,522

Year ended 31 March 2017	BT Consumer £m	EE £m		Business and Public Sector £m	Global Services £m	Wholesale and Ventures £m	Openreach £m	Other £m	Total £m

Intangible assets	92	133		64	126	77	74	55	621
Property, plant and equipment	145	483		211	235	149	1,499	111	2,833
Capital expenditure[a]	237	616		275	361	226	1,573	166	3,454

Year ended 31 March 2016	BT Consumer £m	EE £m	[b]	Business and Public Sector £m	Global Services £m	Wholesale and Ventures £m	Openreach £m	Other £m	Total £m

Intangible assets	88	29		36	62	70	62	65	412
Property, plant and equipment	119	67		117	293	139	1,385	90	2,210
Capital expenditure[a]	207	96		153	355	209	1,447	155	2,622

[a]	Net of government grants.
[b]	EE reflects results for the period from acquisition on 29 January 2016 to 31 March 2016.

217 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

4. Segment information continued

How do we determine our geographic information?

The UK is our country of domicile and we generate the majority of our revenue from external customers in the UK. The geographic analysis of revenue is based on the country of origin in which the customer is invoiced. The geographic analysis of non-current assets, which exclude derivative financial instruments, investments and deferred tax assets, is based on the location of the assets.

Revenue from external customers

Year ended 31 March	2018 £m	2017 £m	2016 £m

UK	19,687	19,421	14,814
Europe, Middle East and Africa, excluding the UK	2,489	2,841	2,442
Americas	996	1,148	1,011
Asia Pacific	574	672	612
Revenue[a]	23,746	24,082	18,879

[a] Before specific items.

Non-current assets
At 31 March	2018 £m	2017 £m	2016 £m

UK	28,835	28,810	28,575
Europe, Middle East and Africa, excluding the UK	2,527	2,535	2,349
Americas	331	424	548
Asia Pacific	109	149	191
Non-current assets	31,802	31,918	31,663

218 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

5. Operating costs

Year ended 31 March	Notes	2018 £m	2017 £m	2016 £m

Operating costs by nature
Staff costs:
Wages and salaries		4,229	4,134	3,689
Social security costs		461	477	398
Other pension costs	20	624	521	494
Share-based payment expense	22	84	57	58
Total staff costs		5,398	5,189	4,639
Own work capitalised		(798)	(813)	(720)
Net staff costs		4,600	4,376	3,919
Net indirect labour costs[a]		315	399	304
Net labour costs		4,915	4,775	4,223
Payments to telecommunications operators		2,306	2,653	2,183
Property and energy costs		1,285	1,202	1,024
Network operating and IT costs		963	983	644
TV programme rights charges		763	714	544
Other operating costs		6,233	6,297	4,017
Other operating income		(224)	(187)	(215)
Depreciation of property, plant and equipment
Owned assets	13	2,381	2,382	2,000
Held under finance leases	13	10	10	10
Amortisation of intangible assets[b]	12	1,123	1,118	621
Total operating costs before specific items		19,755	19,947	15,051
Specific items	8	587	948	348
Total operating costs		20,342	20,895	15,399
Operating costs before specific items include the following:
Leaver costs[c]		50	86	109
Research and development expenditure[d]		632	638	574
Operating lease charges		732	692	441
Foreign currency gains		–	(12)	(1)
Government grants		(3)	(5)	(6)

[a]	Net of capitalised indirect labour costs of £612m (2016/17: £463m, 2015/16: £430m).
[b]	Excludes £nil (2016/17: £62m, 2015/16: £nil) of amortisation presented as specific items which relate to a write-off of software costs as a result of the integration of EE. Refer to note 8.
[c]	Leaver costs are included within wages and salaries, except for leaver costs of £168m (2016/17: £37m, 2015/16: £nil) associated with restructuring and EE integration costs, which have been recorded as specific items.
[d]	Research and development expenditure reported in the income statement includes amortisation of £573m (2016/17: £577m, 2015/16: £501m) in respect of internally developed computer software and operating expenses of £59m (2016/17: £61m, 2015/16: £73m). In addition, the group capitalised software development costs of £450m (2016/17: £457m, 2015/16: £399m).

Why is the treatment of our subscriber acquisition and retention costs a critical judgement?

Subscriber acquisition and retention costs are recognised as an expense within other operating costs for the period in which they are incurred. If subscriber acquisition and retention costs are paid in advance they are recognised as prepayments provided the amounts are able to be measured reliably and are expected to be recoverable. In some cases, contractual clauses with retailers provide for profit-sharing based on the recognised and paid revenue. In these cases we recognise an expense when the revenue is earned from the customer and a corresponding liability to pay that retailer. In some cases we need to exercise judgement in assessing whether we have an upfront obligation based on the contractual terms.

219 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

5. Operating costs continued

Who are our key management personnel and how are they compensated?

Key management personnel comprise executive and non-executive directors and members of the Executive Committee.

Compensation of key management personnel is shown in the table below:

Year ended 31 March	2018 £m	2017 £m	2016 £m

Short-term employee benefits	11.8	10.5	9.4
Post employment benefits	1.3	1.3	1.1
Share-based payments	6.2	5.6	5.5
Termination benefits	2.2	–	0.6
	21.5	17.4	16.6

More detailed information concerning directors’ remuneration, shareholdings, pension entitlements, share options and other long-term incentive plans is shown in the audited part of the Report on Directors’ Remuneration (see page 156), which forms part of these consolidated financial statements.

6. Employees

	2018		2017		2016
Number of employees in the group[a]	Year end 000	Average 000	Year end 000	Average 000	Year end 000	Average 000

UK	82.2	82.5	82.8	82.2	81.4	71.8
Non-UK	23.6	23.7	23.6	22.8	21.1	19.2
Total employees	105.8	106.2	106.4	105.0	102.5	91.0

	2018		2017		2016
Number of employees in the group[a]	Year end 000	Average 000	Year end 000	Average 000	Year end 000	Average 000

BT Consumer	8.8	8.8	8.7	7.7	6.7	6.3
EE	9.4	9.2	9.2	9.1	9.0	1.3
Business and Public Sector	10.1	10.3	10.3	10.2	10.3	9.3
Global Services	16.9	17.3	17.5	17.4	16.8	16.5
Wholesale and Ventures	3.8	3.9	3.8	3.7	3.7	3.8
Openreach	30.5	30.4	30.2	30.9	31.5	32.1
Other	26.3	26.3	26.7	26.0	24.5	21.7
Total employees	105.8	106.2	106.4	105.0	102.5	91.0

[a]	These reflect the full-time equivalent of full and part-time employees.

220 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

7. Audit, audit related and other non-audit services

The following fees were paid or are payable to the company’s auditors, PricewaterhouseCoopers LLP and other firms in the PricewaterhouseCoopers network.

Year ended 31 March	2018 £000	2017 £000	2016 £000

Fees payable to the company’s auditors and its associates for:
Audit services[a]
The audit of the parent company and the consolidated financial statements	5,418	4,316	3,915
The audit of the company’s subsidiaries	5,877	5,675	5,084
	11,295	9,991	8,999

Audit related assurance services[b]	1,771	1,865	2,210
Other non-audit services
Taxation compliance services[c]	–	366	412
Taxation advisory services[d]	–	111	156
All other assurance services[e]	211	200	1,611
All other services[f]	592	2,332	1,665
	803	3,009	3,844
Total services	13,869	14,865	15,053

[a]	Services in relation to the audit of the parent company and the consolidated financial statements, including fees for reports under section 404 of the Sarbanes-Oxley Act. This also includes fees payable for the statutory audits of the financial statements of subsidiary companies.
[b]	Services in relation to other statutory filings or engagements that are required by law or regulation to be carried out by an appointed auditor. This includes fees for the review of interim results, the audit of the group’s regulatory financial statements and reporting associated with the group’s US debt shelf registration.
[c]	Services relating to tax returns, tax audits, monitoring and enquiries.
[d]	Fees payable for all taxation advisory services not falling within taxation compliance.
[e]	All other assurance services include fees payable to PricewaterhouseCoopers LLP as Reporting Accountants in 2015/16 in relation to the Listing Prospectus, which was issued on 26 January 2016 for the issue of new shares.
[f]	Fees payable for all non-audit services not covered above, principally comprising other advisory services.

The BT Pension Scheme is an associated pension fund as defined in the Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) (Amendment) Regulations 2011. In the year ended 31 March 2018 PricewaterhouseCoopers LLP received total fees from the BT Pension Scheme of £2.1m (2016/17: £2.1m, 2015/16: £1.7m) in respect of the following services:

Year ended 31 March	2018 £000	2017 £000	2016 £000

Audit of financial statements of associates	345	251	213
Audit-related assurance services	–	–	10
Taxation compliance services	153	210	198
Taxation advisory services	1,074	493	681
Other non-audit services	565	1,168	603
Total services	2,137	2,122	1,705

221 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

8. Specific items

Year ended 31 March	2018 £m	2017 £m	2016 £m

Revenue
Italian business investigation	–	22	–
Regulatory matters	23	(2)	(203)
EE fair value adjustment	–	–	70
	23	20	(133)
Operating costs
EE acquisition warranty claims	225	–	–
Restructuring charges	241	–	–
EE acquisition and integration costs	46	215	116
Property rationalisation costs	28	–	29
Regulatory matters	26	481	203
Italian business investigation	22	238	–
Out of period irrecoverable VAT	–	30	–
Profit on disposal of businesses	(1)	(16)	–
	587	948	348
Operating loss	610	968	215
Net finance expense
Interest expense on retirement benefit obligation	218	209	221
EE related finance cost	–	–	8
Interest on out of period irrecoverable VAT	–	1	–
	218	210	229
Net specific items charge before tax	828	1,178	444
Taxation
Tax credit on specific items above	(87)	(154)	(70)
Tax credit on re-measurement of deferred tax	–	(63)	(96)
	(87)	(217)	(166)
Net specific items charge after tax	741	961	278

EE acquisition warranty claims

In the year we reached settlements with Deutsche Telekom and Orange in respect of any warranty claims under the 2015 EE acquisition agreement, arising from the issues previously announced regarding our operations in Italy. This represents a full and final settlement of these issues and resulted in a specific item charge of £225m (2016/17: £nil, 2015/16: £nil).

Restructuring charges

During the year we incurred charges of £241m (2016/17: £nil, 2015/16: £nil), primarily relating to leaver costs. These costs reflect projects within the first phase of our group-wide cost transformation programme (which was announced in May 2017 and is expected to total £300m). Further associated charges relating to the first phase will be recognized in 2018/19 as part of our wider restructuring activity. See note 31 for further details.

EE acquisition and integration costs

We incurred £46m (2016/17: £215m, 2015/16: £116m) of acquisition and integration related costs for EE. Integration costs include EE related restructuring and leaver costs in the year. In 2016/17, this included a £62m (2015/16: £nil) amortisation charge relating to the write-off of IT assets as we integrated the EE and BT IT infrastructure.

Property rationalisation costs

We have recognised a charge of £28m (2016/17: £nil, 2015/16: £29m) relating to the rationalisation of the group’s property portfolio.

Regulatory matters

We’ve recognised a net charge of £49m (2016/17: £479m, 2015/16: £nil) in relation to regulatory matters in the year. Of this, £23m is recognised in revenue and £26m in operating costs. These are made up of the following:

Deemed Consent

In 2016/17 a charge of £342m was recognised (2015/16: £nil) in relation to Ofcom’s March 2017 findings of its investigation into our historical practices on Deemed Consent by Openreach. This included a fine of £42m. We have agreed the majority of compensation payments to other Communications Providers in the year and continue to estimate the total compensation payments will amount to £300m.

222 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

8. Specific items continued

Ladder pricing agreements

In 2016/17 we recognised revenue and costs of £8m (2015/16: £203m) being the prior year impacts of ladder pricing agreements with the other UK mobile operators following a Supreme Court judgment in July 2014.

Other regulatory matters

We re-assessed our regulatory risk provision in light of recent regulatory decisions by Ofcom. As a result we have increased our net charge by £49m (2016/17: £137m) for the year. £51m is recognised in provisions offset by a release of £2m in trade and other payables.

Italian business investigation

In 2017/18, we have incurred professional costs relating to the investigation of our Italian business of £22m.

As part of the investigation into our Italian business in 2016/17, we reviewed the carrying value of the assets and liabilities on the balance sheet of our Italian business including reassessing the recoverability of trade and other receivables and reconsidering other exposures, principally tax penalties. We took into account any changes in facts or circumstances since 31 March 2016 in determining whether there was a need to change an estimate and whether additional exposures had arisen. In the prior year we recognised a charge of £245m in relation to this as well as fees in relation to the investigation of £15m.

During 2017/18 we have reassessed the prior year judgements and estimates we made as a result of the investigation into our Italian business. We concluded that the total adjustments recorded in 2016/17, either as part of the prior year revision or as a specific item, remain appropriate and thus no further adjustment is required. We identified offsetting movements in individual balance sheet line items which were not material either individually or in aggregate. These movements have been adjusted in the 2017/18 balance sheet.

Profit on disposal of businesses

During the year we disposed of non-core businesses with a gain on disposal of £1m (2016/17: £16m, 2015/16: £nil).

EE fair value adjustment

In 2015/16 we recognised a fair value adjustment on the acquisition of EE which reduced the amount of deferred income in relation to its prepaid subscriber base by £70m with no cash impact. The step down reflects the difference between the amount recorded by EE on acquisition and the fair value calculated based on the incremental cost that a market participant would incur to take on the liability plus a reasonable profit margin. This amount was released as a reduction to revenue in the period between acquisition and 31 March 2016, reflecting the period over which EE provided the related service.

Out of period irrecoverable VAT

In 2016/17, we recorded a charge of £30m for out of period irrecoverable VAT. We also recorded a further £1m related interest charge.

Interest expense on retirement benefit obligation

See note 20 for more details.

Tax credit on re-measurement of deferred tax

See note 9 for more details.

9. Taxation

Current and deferred income tax

What critical judgements and estimates do we make in accounting for taxation?

We seek to pay tax in accordance with the laws of the countries where we do business. However, in some areas these laws are unclear, and it can take many years to agree an outcome with a tax authority or through litigation. We estimate our tax on country-by-country and issue-by-issue bases. Our key uncertainties are whether EE’s tax losses will be available to us, whether our intra-group trading model will be accepted by a particular tax authority and whether intra-group payments are subject to withholding taxes. We provide for the most likely outcome where an outflow is probable, but the agreed amount can differ materially from our estimates. Approximately 80% by value of the provisions are under active tax authority examination and are therefore likely to be re-estimated or resolved in the coming 12 months. £240m (2016/17: £281m) is included in current tax liabilities in relation to these uncertainties.

Under a downside case an additional amount of £471m could be required, of which £382m would relate to EE losses. This amount is not provided as we don’t consider this outcome to be probable.

Deciding whether to recognise deferred tax assets is judgemental. We only recognise them when we consider it is probable that they can be recovered. In making this judgement we consider evidence such as historical financial performance, future financial plans and trends, the duration of existing customer contracts and whether our intra-group pricing model has been agreed by the relevant tax authority.

223 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

9. Taxation continued

The value of the group’s income tax assets and liabilities is disclosed on the Group balance sheet on page 203. The value of the group’s deferred tax assets and liabilities, including the deferred tax asset recognised in respect of EE Limited’s historical tax losses, is disclosed below.

Analysis of our taxation expense for the year

Year ended 31 March	2018 £m	2017 £m	2016 £m

United Kingdom
Corporation tax at 19% (2016/17: 20%, 2015/16: 20%)	(578)	(555)	(617)
Adjustments in respect of earlier years	37	33	59
Non-UK taxation
Current	(66)	(109)	(80)
Adjustments in respect of earlier years	23	–	29
Total current tax expense	(584)	(631)	(609)
Deferred taxation
Origination and reversal of temporary differences	46	96	70
Adjustments in respect of earlier years	(57)	26	2
Impact of change in UK corporation tax rate to 17% (2016/17: 17%, 2015/16: 19%)	–	63	96
Remeasurement of temporary differences	11	–	–
Total deferred taxation credit	–	185	168
Total taxation expense	(584)	(446)	(441)

Factors affecting our taxation expense for the year

The taxation expense on the profit for the year differs from the amount computed by applying the UK corporation tax rate to the profit before taxation as a result of the following factors:

Year ended 31 March	2018 £m	2017 £m	2016 £m

Profit before taxation	2,616	2,354	2,907
Expected taxation expense at UK rate of 19% (2016/17: 20%, 2015/16: 20%)	(497)	(471)	(581)
Effects of:
(Higher) lower taxes on non-UK profits	(8)	(29)	4
Net permanent differences between tax and accounting[a]	(100)	(183)	(12)
Adjustments in respect of earlier years[b]	3	59	90
Prior year non-UK losses used against current year profits	16	120	9
Non-UK losses not recognised[c]	(9)	(8)	(34)
Other deferred tax assets not recognised	–	–	6
Lower taxes on profit on disposal of business	–	3	–
Re-measurement of deferred tax balances	11	63	96
Other non-recurring items	–	–	(19)
Total taxation expense	(584)	(446)	(441)
Exclude specific items (note 8)	(87)	(217)	(166)
Total taxation expense before specific items	(671)	(663)	(607)

[a]	Includes income that is not taxable or UK income taxable at a different rate, and expenses for which no tax relief is received. Examples include some types of depreciation and amortisation and the benefit of R&D tax incentives.
[b]	Reflects the differences between initial accounting estimates and tax returns submitted to tax authorities, including the release and establishment of provisions for uncertain tax positions.
[c]	Reflects losses made in countries where it has not been considered appropriate to recognise a deferred tax asset, as future taxable profits are not probable.

224 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

9. Taxation continued

Tax components of other comprehensive income

Year ended 31 March	2018 Tax credit (expense) £m	2017 Tax credit (expense) £m	2016 Tax credit (expense) £m

Tax on items that will not be reclassified to the income statement
Pension remeasurements	(346)	416	(240)
Tax on items that have been or may be reclassified subsequently to the income statement
Exchange differences on translation of foreign operations	(9)	21	38
Fair value movements on cash flow hedges
– net fair value gains or losses	57	(131)	(72)
– recognised in income and expense	(47)	139	39
	(345)	445	(235)
Current tax credit[a]	203	122	231
Deferred tax (expense) credit	(548)	323	(466)
	(345)	445	(235)
[a] Includes £212m (2016/17: £110m, 2015/16: £217m) relating to cash contributions made to reduce retirement benefit obligations.
Tax (expense) credit recognised directly in equity
Year ended 31 March	2018 £m	2017 £m	2016 £m

Tax (expense) credit relating to share-based payments	(2)	(6)	12
Deferred taxation

	Fixed asset temporary differences £m	Retirement benefit obligations £m [a]	Share- based payments £m	Tax losses £m	Other £m	Jurisdictional offset £m	Total £m

At 1 April 2016	1,618	(1,149)	(54)	(325)	(75)	–	15
(Credit) expense recognised in the income statement	(181)	(82)	14	65	(1)	–	(185)
(Credit) expense recognised in other comprehensive income	(5)	(306)	–	(3)	(9)	–	(323)
Expense recognised in equity	–	–	23	–	–	–	23
Exchange differences	–	–	–	(7)	–	–	(7)
At 31 March 2017	1,432	(1,537)	(17)	(270)	(85)	–	(477)
Non-current
Deferred tax asset	(117)	(1,537)	(17)	(270)	(96)	320	(1,717)
Deferred tax liability	1,549	–	–	–	11	(320)	1,240
At 1 April 2017	1,432	(1,537)	(17)	(270)	(85)	–	(477)
Expense (credit) recognised in the income statement	11	(104)	4	89	–	–	–
Expense (credit) recognised in other comprehensive income	–	558	–	–	(10)	–	548
Expense recognised in equity	–	–	6	–	–	–	6
Exchange differences	–	–	–	(2)	5	–	3
Transfer to current tax	17	–	–	–	–	–	17
At 31 March 2018	1,460	(1,083)	(7)	(183)	(90)	–	97
Non-current
Deferred tax asset	(41)	(1,083)	(7)	(183)	(90)	161	(1,243)
Deferred tax liability	1,501	–	–	–	–	(161)	1,340
At 31 March 2018	1,460	(1,083)	(7)	(183)	(90)	–	97

[a]	Includes a deferred tax asset of £2m (2016/17: £2m) arising on contributions payable to defined contribution pension plans.

The majority of the deferred tax assets and liabilities noted above are anticipated to be realised after more than 12 months.

We’ve recognised a deferred tax asset at 31 March 2018 of £92m in respect of EE Limited’s historical tax losses. We expect to be able to utilise these against future taxable profits in EE Limited. If EE Limited’s business had been subject to a major change in the nature or conduct of trade on or before 5 February 2018, these losses would have been forfeited and a current tax liability of £382m would have been created. We do not consider it probable that major change arose.

Deferred tax balances for which there is a right of offset within the same jurisdiction are presented net on the face of the group balance sheet as permitted by IAS 12, with the exception of deferred tax related to our pension schemes which is disclosed within deferred tax assets.

225 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

9. Taxation continued

What factors affect our future tax charges?

The rate of UK corporation tax will change from 19% to 17% on 1 April 2020. As deferred tax assets and liabilities are measured at the rates that are expected to apply in the periods of the reversal, deferred tax balances at 31 March 2018 have been calculated at the rate at which the relevant balance is expected to be recovered or settled. The impact of the reduction in rate was recognised as a deferred tax credit specific item of £63m in the 2016/17 income statement and as a deferred tax expense in reserves.

What are our unrecognised tax losses and other temporary differences?

At 31 March 2018 we had operating losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £4.1bn (2016/17: £4.5bn). Our other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arose. A summary of expiry dates for losses in respect of which restrictions apply is set out below:

At 31 March 2018	£m	Expiry

Restricted losses
Europe	14	2019–2027
Americas	204	2019–2037
Other	2	2019–2027
Total restricted losses	220
Unrestricted operating losses	3,784	No expiry
Other temporary differences	77	No expiry
Total	4,081

At 31 March 2018 we had UK capital losses carried forward in respect of which no deferred tax assets were recognised amounting to £16.9bn (2016/17: £17.0bn). These losses have no expiry date, but we consider the future utilisation of these losses to be remote.

At 31 March 2018 the undistributed earnings of non-UK subsidiaries were £2.4bn (2016/17: £3.5bn). No deferred tax liabilities have been recognised in respect of these unremitted earnings because the group is in a position to control the timing of any dividends from subsidiaries and hence any tax consequences that may arise. Under current tax rules, tax of £23.0m (2016/17: £26.2m) would arise if these earnings were to be repatriated to the UK. On 29 March 2017, the UK Government notified the EU of its intention to withdraw membership from the EU. Depending on the outcome of negotiations we could cease to benefit from the EU Parent Subsidiary directive on dividends paid by our EU subsidiaries. In this event, additional tax of up to £23.9m could arise if the undistributed earnings of EU subsidiaries of £940m were to be repatriated to the UK.

10. Earnings per share

How are earnings per share calculated?

Basic earnings per share is calculated by dividing the profit after tax attributable to equity shareholders by the weighted average number of shares in issue after deducting the own shares held by employee share ownership trusts and treasury shares.

In calculating the diluted earnings per share, share options outstanding and other potential shares have been taken into account where the impact of these is dilutive. Options over 23m shares (2016/17: 27m shares, 2015/16: 15m shares) were excluded from the calculation of the total diluted number of shares as the impact of these is antidilutive.

Year ended 31 March	2018	2017	2016

Basic weighted average number of shares (millions)	9,911	9,938	8,619
Dilutive shares from share options (millions)	2	27	58
Dilutive shares from executive share awards (millions)	48	29	37
Diluted weighted average number of shares (millions)	9,961	9,994	8,714
Basic earnings per share	20.5p	19.2p	28.5p
Diluted earnings per share	20.4p	19.1p	28.2p

The earnings per share calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests. Profit after tax was £2,032m (2016/17: £1,908m, 2015/16: £2,466m) and profit after tax attributable to non-controlling interests was £4m (2016/17: £1m, 2015/16: £7m). Profit attributable to non-controlling interests is not presented separately in the financial statements as it is not material.

226 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

11. Dividends

What dividends have been paid and proposed for the year?

The Board recommends that a final dividend in respect of the year ended 31 March 2018 of 10.55p per share will be paid to shareholders on 3 September 2018, taking the full year proposed dividend per share in respect of 2017/18 to 15.4p (2016/17: 15.4p, 2015/16: 14.0p) which amounts to approximately £1,524m (2016/17: £1,532m, 2015/16: £1,324m). This final dividend is subject to approval by shareholders at the Annual General Meeting and therefore the liability of approximately £1,044m (2016/17: £1,050m, 2015/16: £954m) has not been included in these financial statements. The proposed dividend will be payable to all shareholders on the Register of Members on 10 August 2018.

The value of £1,524m (2016/17: £1,436m, 2015/16: £1,078m) for the final and interim dividends is disclosed in our statement of changes in equity. This value may differ from the amount shown for equity dividends paid in the group cash flow statement, which represents the actual cash paid in relation to dividend cheques that have been presented over the course of the financial year.

	2018		2017		2016
Year ended 31 March	pence per share	£m	pence per share	£m	pence per share	£m

Final dividend in respect of the prior year	10.55	1,044	9.60	954	8.50	710
Interim dividend in respect of the current year	4.85	480	4.85	482	4.40	368
	15.40	1,524	14.45	1,436	12.90	1,078

12. Intangible assets

	Goodwill £m	Customer relationships and brands £m	Telecoms licences and other £m	Internally developed software £m	Purchased software £m	Total £m

Cost
At 1 April 2016	7,907	3,401	2,930	4,073	1,610	19,921
Acquisitions	5	–	–	–	–	5
Additions	–	–	–	483	138	621
Disposals and adjustments[a]	(23)	–	–	(131)	2	(152)
Transfers	–	–	–	(66)	62	(4)
Exchange differences	145	21	15	4	41	226
At 31 March 2017	8,034	3,422	2,945	4,363	1,853	20,617
Additions	–	–	–	517	125	642
Acquisitions	14	–	3	–	–	17
Disposals and adjustments[a]	(3)	–	(3)	(55)	(413)	(474)
Exchange differences	(100)	(12)	6	(3)	9	(100)
At 31 March 2018	7,945	3,410	2,951	4,822	1,574	20,702
Accumulated amortisation
At 1 April 2016	–	418	131	2,747	1,175	4,471
Charge for the year[b]	–	383	140	556	101	1,180
Disposals and adjustments[a]	–	–	–	(114)	(7)	(121)
Exchange differences	–	12	9	4	33	58
At 31 March 2017	–	813	280	3,193	1,302	5,588
Charge for the year[b]	–	379	141	525	78	1,123
Disposals and adjustments[a]	–	–	(3)	(36)	(426)	(465)
Exchange differences	–	(1)	3	(2)	9	9
At 31 March 2018	–	1,191	421	3,680	963	6,255

Carrying amount
At 31 March 2018	7,945	2,219	2,530	1,142	611	14,447
At 31 March 2017	8,034	2,609	2,665	1,170	551	15,029

[a]	Fully depreciated assets in the group’s fixed asset registers were reviewed during the year, as part of the group’s annual asset verification exercise, and certain assets that were no longer in use have been written off, reducing cost and accumulated depreciation by £0.4bn (2016/17: £nil).
[b]	Includes a £nil (2016/17: £62m) specific item amortisation charge relating to the write-off of internally developed software as we integrate the EE and BT IT infrastructure.

227 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

12. Intangible assets continued

Goodwill

Goodwill recognised in a business combination does not generate cash flows independently of other assets or groups of assets. As a result, the recoverable amount, being the value in use, is determined at a cash generating unit (CGU) level.

How do we determine our CGUs?

The determination of our CGUs is judgemental. The identification of CGUs involves an assessment of whether the asset or group of assets generate largely independent cash inflows. This involves consideration of how our core assets are operated and whether these generate independent revenue streams. Our CGUs are deemed to be BT Consumer, EE, Business and Public Sector, Global Services and Wholesale and Ventures which are the same units we report in our segmental reporting.

For impairment purposes goodwill is tested at the lowest level within the entity at which the goodwill is monitored for internal management purposes, and cannot be larger than our operating segments. We test goodwill at the CGU level.

What critical estimates and assumptions have we made?

In 2016/17 we re-allocated goodwill among our CGUs based on the relative fair value of the business transferred to reflect our new customer-facing units structure effective as of 1 April 2016. We estimated the relative fair values on a discounted cash flow basis using the three-year financial plans effective at the time of the re-organisation. The assumptions used were set in the same way as those used in our value in use calculations as set out below.

Our value in use calculations require estimates in relation to uncertain items, including management’s expectations of future revenue growth, operating costs, profit margins, operating cash flows, and the discount rate for each CGU.

Future cash flows used in the value in use calculations are based on our latest Board approved five-year financial plans. Expectations about future growth reflect the expectations of growth in the markets to which the CGU relates. The future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money. The discount rate used in each CGU is adjusted for the risk specific to the asset, including the countries in which cash flow will be generated, for which the future cash flow estimates have not been adjusted.

The group is required to test goodwill acquired in a business combination annually for impairment. This was carried out as at 31 January 2018. The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment and sensitivities are disclosed below.

How have we carried out our goodwill impairment review?

We perform an annual goodwill impairment review, based on our CGUs.

These CGUs represent the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets, and to which goodwill is allocated. From 1 April 2016, we re-organised our customer-facing units resulting in the change of the CGUs that have associated goodwill. We allocated goodwill to BT Consumer, EE, Business and Public Sector, Global Services and Wholesale and Ventures. Previously no goodwill was allocated to Wholesale and Ventures. In addition to goodwill being allocated to this CGU for the first time, there were changes to the amount allocated to the other CGUs as a result of the re-organisation. Goodwill is allocated to these CGUs as follows:

Cost	BT Consumer £m	EE £m	Business and Public Sector £m	Global Services £m	Wholesale and Ventures £m	Total £m

At 1 April 2016	1,183	4,917	662	1,145	–	7,907
Re-organisation	–	(2,149)	1,921	(709)	937	–
Exchange differences	–	–	10	135	–	145
Acquisitions and disposals	–	–	(23)	–	5	(18)
At 31 March 2017	1,183	2,768	2,570	571	942	8,034
Exchange differences	–	–	(8)	(92)	–	(100)
Acquisitions and disposals	–	–	–	11	–	11
At 31 March 2018	1,183	2,768	2,562	490	942	7,945

How do we calculate the recoverable amount?

The value in use of each CGU is determined using cash flow projections derived from financial plans approved by the Board covering a five-year period. They reflect management’s expectations of revenue, EBITDA growth, capital expenditure, working capital and operating cash flows, based on past experience and future expectations of business performance. Cash flows beyond the fifth year have been extrapolated using perpetuity growth rates.

228 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

12. Intangible assets continued

What discount rate have we used?

The pre-tax discount rates applied to the cash flow forecasts are derived from our post-tax weighted average cost of capital. The assumptions used in the calculation of the group’s weighted average cost of capital are benchmarked to externally available data. The pre-tax discount rate used in performing the value in use calculation in 2017/18 was 8.4% (2016/17: 8.6%). We’ve used the same discount rate for all CGUs except Global Services where we have used 8.8% (2016/17: 9.0%) reflecting higher risk in some of the countries in which Global Services operates.

What growth rates have we used?

The perpetuity growth rates are determined based on the forecast market growth rates of the regions in which the CGU operates, and they reflect an assessment of the long-term growth prospects of that market. The growth rates have been benchmarked against external data for the relevant markets. None of the growth rates applied exceed the expected long-term average growth rates for those markets or sectors. The perpetuity growth rate for Global Services was 2.3% (2016/17: 2.4%) and 2.0% (2016/17: 2.0%) for Business and Public Sector, BT Consumer, EE and Wholesale and Ventures.

What sensitivities have we applied?

There is significant headroom in Business and Public Sector, BT Consumer, Wholesale and Ventures and EE. No reasonably possible changes in the key assumptions would cause the carrying amount of the CGUs to exceed the recoverable amount. For Global Services, the value in use exceeds the carrying value of the CGU by approximately £776m (2016/17: £594m). Any of the following changes in assumptions in isolation would cause the recoverable amount for the CGU to equal its carrying amount:

–	reduction in the perpetuity growth rate from the 2.3% assumption applied to a revised assumption of a decline of 1.4%.
–	an increase in the discount rate from the 8.8% assumption applied to a revised assumption of 11.5%.
–	shortfalls in trading performance against forecast resulting in operating cash flows decreasing by 34% each year and in perpetuity.

229 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

13. Property, plant and equipment

The plant and equipment in our networks is long-lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. We also develop software for use in IT systems and platforms that support the products and services provided to our customers.

The carrying values of software, property, plant and equipment are disclosed below and in note 12. The useful lives applied to the principal categories of assets are disclosed on page 211.

	Land and buildings £m [a]	Network infrastructure £m [a]	Other £m [b]	Assets in course of construction £m	Total £m

Cost
At 31 March 2016	1,278	48,194	1,870	1,108	52,450
Additions[c]	6	40	128	2,672	2,846
Transfers	14	2,393	(1)	(2,402)	4
Disposals and adjustments[d]	(45)	(1,637)	(106)	30	(1,758)
Exchange differences	49	382	47	5	483
At 31 March 2017	1,302	49,372	1,938	1,413	54,025
Additions[c]	12	193	92	2,597	2,894
Transfers	36	2,793	16	(2,845)	–
Disposals and adjustments[d]	(82)	(1,540)	(119)	(48)	(1,789)
Exchange differences	(6)	(35)	(13)	1	(53)
At 31 March 2018	1,262	50,783	1,914	1,118	55,077
Accumulated depreciation
At 31 March 2016	750	34,287	1,513	–	36,550
Charge for the year	64	2,224	104	–	2,392
Disposals and adjustments[d]	(36)	(1,627)	(104)	–	(1,767)
Exchange differences	39	330	41	–	410
At 31 March 2017	817	35,214	1,554	–	37,585
Charge for the year	57	2,213	121	–	2,391
Disposals and adjustments[d]	(96)	(1,613)	(107)	–	(1,816)
Exchange differences	(5)	(24)	(10)	–	(39)
At 31 March 2018	773	35,790	1,558	–	38,121

Carrying amount
At 31 March 2018	489	14,993	356	1,118	16,956
Engineering stores	–	–	–	44	44
Total at 31 March 2018	489	14,993	356	1,162	17,000
At 31 March 2017	485	14,158	384	1,413	16,440
Engineering stores	–	–	–	58	58
Total at 31 March 2017	485	14,158	384	1,471	16,498

[a]	The carrying amount of the group’s property, plant and equipment includes an amount of £53m (2016/17: £73m) in respect of assets held under finance leases, comprising land and buildings of £42m (2016/17: £45m) and network infrastructure of £11m (2016/17: £28m). The depreciation expense on those assets in 2017/18 was £10m (2016/17: £10m), comprising land and buildings of £3m (2016/17: £3m) and network infrastructure of £7m (2016/17: £7m).
[b]	Other mainly comprises motor vehicles, computers and fixtures and fittings.
[c]	Net of grant funding of £74m (2016/17: £28m net grant deferral).
[d]	Fully depreciated assets in the group’s fixed asset registers were reviewed during the year, as part of the group’s annual asset verification exercise, and certain assets that were no longer in use have been written off, reducing cost and accumulated depreciation by £1.3bn (2016/17: £1.1bn).

230 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

13. Property, plant and equipment continued

At 31 March	2018 £m	2017 £m

The carrying amount of land and buildings, including leasehold improvements, comprised:
Freehold	261	269
Leasehold	228	216
Total land and buildings	489	485

Network infrastructure

Some of our network assets are jointly controlled by EE Limited with Hutchison 3G UK Limited. These relate to shared 3G network and certain elements of network for 4G rural sites. The net book value of the group’s share of assets controlled by its joint operation MBNL is £526m (2016/17: £591m) and is recorded within network infrastructure. Included within this is £132m (2016/17: £179m), being the group’s share of assets owned by its joint operation MBNL.

Within network infrastructure are assets with a net book value of £8.3bn (2016/17: £8.0bn) which have useful economic lives of more than 18 years.

What estimates and critical judgements have we made in accounting for our BDUK contracts?

The group receives government grants in relation to the BDUK programme and other rural superfast broadband contracts. Where we’ve achieved certain service levels, or delivered the network more efficiently than anticipated, we’ve an obligation to either re-invest or repay grant funding. Where this is the case, we assess and defer the income with a corresponding increase in capital expenditure. Assessing the timing of whether and when we change the estimated take-up assumption is judgemental as it involves considering information which is not always observable. Our consideration on whether and when to change the base case assumption is dependent on our expectation of the long-term take-up trend.

Our assessment of how much grant income to defer includes consideration of the difference between the take-up percentage agreed with the local authority and the likelihood of actual take-up. The value of the government grants deferred is disclosed in note 18.

In the current year we had a net grant funding of £74m (2016/17: £28m net grant deferral) mainly related to our activity on the BDUK programme. Our base case assumption for take-up in BDUK areas has been increased to 41% (2016/17: 39%) following our review of the level of customer take-up. Based on the current build, a change in the take-up assumption of 4% would result in approximately a £50m movement in the amount deferred. To date we have a grant funding liability of £536m (2016/17: £446m).

14. Business combinations

All business combinations are accounted for using the acquisition method regardless of whether equity instruments or other assets are acquired. We didn’t make any material acquisitions in the year ended 31 March 2018 (2016/17: no material acquisitions). The acquisition of EE was completed in 2015/16 with the provisional acquisition accounting at 31 March 2016 and the final acquisition accounting was reflected during 2016/17.

15. Programme rights

Total £m

At 1 April 2016	225
Additions	753
Amortisation	(714)
At 1 April 2017	264
Additions	771
Amortisation	(763)
At 31 March 2018	272

Additions reflect TV programme rights for which the legally enforceable licence period has started during the year. Payments made for programme rights for which the legally enforceable licence period has not yet started are included within prepayments (see note 17).

TV programme rights commitments are disclosed in note 30.

231 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

16. Inventories

At 31 March	2018 £m	2017 £m	2016 £m

Consumables	22	24	26
Work in progress	6	23	11
Finished goods	211	180	152
	239	227	189

Inventories recognised as an expense during the year ended 31 March 2018 amounted to £2,588m (2016/17: £2,680m). These were included in ‘Other operating costs’ in note 5.

17. Trade and other receivables

We’ve made various judgements in accounting for trade and other receivables. These include long-term contracts and bad debt provisions.

Long-term customer contracts

Long-term customer contracts can extend over a number of financial years. During the contractual period recognition of costs and profits may be impacted by judgements and estimates made.

What critical estimates and assumptions have we made?

Estimates are required in assessing the lifetime profitability of a contract when determining whether we have an onerous contract liability. Where we have an onerous contract liability this would be classified in provisions and include an impairment of any receivables relating to these contracts.

The level of uncertainty in the estimates and assumptions supporting expected future revenues and costs can vary with the complexity of each contract and with the form of service delivery.

We’ve exercised judgement in assessing when the transition or transformation phase of a contract ends. This influences the timing of recognition of revenue and costs which are deferred until the transition or transformation phase ends unless these elements of a contract have standalone value.

How do we estimate and recognise contract losses?

We estimate and recognise immediately the entire estimated loss for a contract when we have evidence that the contract is unprofitable. Also if these estimates indicate that any contract will be less profitable than previously forecast, contract assets may have to be written down to the extent they are no longer considered to be fully recoverable. We perform ongoing profitability reviews of our contracts in order to determine whether the latest estimates are appropriate. Key factors reviewed include:

–	Transaction volumes or other inputs affecting future revenues which can vary depending on customer requirements, plans, market position and other factors such as general economic conditions.
–	Our ability to achieve key contract milestones connected with the transition, development, transformation and deployment phases for customer contracts.
–	The status of commercial relations with customers and the implication for future revenue and cost projections.
–	Our estimates of future staff and third-party costs and the degree to which cost savings and efficiencies are deliverable.

The carrying value of assets comprising the costs of the initial set-up, transition or transformation phase of long-term networked IT services contracts is disclosed below.

At 31 March	2018 £m	2017 £m	2016 £m

Non-current
Other assets[a]	317	360	218

[a]	Other assets includes costs relating to the initial set-up, transition or transformation phase of long-term networked IT services contracts of £145m (2016/17: £163m, 2015/16: £111m), and prepayments and leasing debtors of £172m (2016/17: £197m, 2015/16: £107m).

At 31 March	2018 £m	2017 £m	2016 £m

Current
Trade receivables	1,741	1,774	1,803
Prepayments[a]	1,103	733	702
Accrued income	777	955	1,072
Other receivables[b]	393	373	401
	4,014	3,835	3,978

[a]	Prepayments includes £325m (2016/17: £nil, 2015/16: £nil) in respect of the acquisition of spectrum in April 2018. The spectrum auction bidding cut across the 2017/18 and 2018/19 financial years. Whilst £325m was on deposit with Ofcom at 31 March 2018, we went on to win spectrum for a total price of £304m and the excess deposit balance has since been refunded. This will be transferred to intangible assets in 2018/19.
[b]	Other receivables includes assets held for sale of £nil (2016/17: £22m, 2015/16: £nil).

232 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

17. Trade and other receivables continued

Trade receivables are stated after deducting allowances for doubtful debts, as follows:

	2018 £m	2017 £m	2016 £m

At 1 April	303	195	196
Expense	129	211	77
Utilised	(61)	(114)	(89)
Exchange differences	4	11	11
At 31 March	375	303	195

Included within the 2016/17 expense above are amounts for exposures relating to the Italian business investigation, as set out in note 8.

How do we assess recoverability of our receivables?

We provide services to consumer and business customers, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Judgements are required in assessing the recoverability of trade receivables and whether a provision for doubtful debts may be required.

In estimating a provision for doubtful debts we consider historical experience alongside other factors such as the current state of the economy and particular industry issues. The value of the provision for doubtful debts is disclosed above.

Trade receivables are continuously monitored and allowances applied against trade receivables consist of both specific impairments and collective impairments based on our historical loss experiences for the relevant aged category as well as taking into account general economic conditions. Historical loss experience allowances are calculated by a customer-facing unit in order to reflect the specific nature of the customers relevant to that customer-facing unit.

Trade and other receivables are classified as loans and receivables and are held at amortised cost. The carrying amount of these balances approximates to fair value due to the short maturity of amounts receivable.

Note 27 provides further disclosure regarding the credit quality of our gross trade receivables. Trade receivables are due as follows:

			Past due and not specifically impaired
At 31 March	Not past due £m	Trade receivables specifically impaired net of provision £m	Between 0 and 3 months £m	Between 3 and 6 months £m	Between 6 and 12 months £m	Over 12 months £m	Total £m

2018	1,251	61	293	44	25	67	1,741
2017	1,184	146	292	17	41	94	1,774
2016	1,152	98	368	51	44	90	1,803

Gross trade receivables which have been specifically impaired amounted to £124m (2016/17: £238m, 2015/16: £192m).

Trade receivables not past due and accrued income are analysed below by customer-facing unit.

	Trade receivables not past due			Accrued income
At 31 March	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2016 £m

BT Consumer	157	128	138	86	90	83
EE	206	335	267	122	170	312
Business and Public Sector	253	200	115	134	151	146
Global Services	477	444	555	222	297	351
Wholesale and Ventures	92	75	76	145	167	99
Openreach	61	1	1	67	78	79
Other	5	1	–	1	2	2
Total	1,251	1,184	1,152	777	955	1,072

Given the broad and varied nature of our customer base, the analysis of trade receivables not past due and accrued income by customer-facing unit is considered the most appropriate disclosure of credit concentrations. Cash collateral held against trade and other receivables amounted to £6m (2016/17: £4m, 2015/16: £4m).

233 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

18. Trade and other payables

At 31 March	2018 £m	2017 £m	2016 £m

Current
Trade payables	3,991	4,205	4,331
Other taxation and social security	704	704	682
Other payables	456	672	552
Accrued expenses	492	382	418
Deferred income[a]	1,525	1,474	1,435
	7,168	7,437	7,418

At 31 March	2018 £m	2017 £m	2016 £m

Non-current
Other payables[b]	871	885	876
Deferred income[a]	455	413	230
	1,326	1,298	1,106

[a]	Includes £132m (2016/17: £71m, 2015/16: £71m) current and £404m (2016/17: £375m, 2015/16: £187m) non-current liabilities relating to the Broadband Delivery UK programme, for which grants received by the group may be subject to re-investment or repayment depending on the level of take-up.
[b]	Other payables relate to operating lease liabilities and deferred gains on a 2001 sale and finance leaseback transaction.

19. Provisions

Provisions and contingent liabilities

As disclosed below, our provisions principally relate to obligations arising from property rationalisation programmes, restructuring programmes, asset retirement obligations, network assets, insurance claims, litigation and regulatory risks.

What critical judgements have we made in accounting for provisions?

We exercise judgement in determining the timing and quantum of all provisions to be recognised. Our assessment includes consideration of whether we have a present obligation, whether payment is probable and if so whether the amount can be estimated reliably. As part of this assessment, we also assess the likelihood of contingent liabilities occurring in the future which are not recognised as liabilities on our balance sheet. By their nature, contingencies will be resolved only when one or more uncertain future events occur or fail to occur. We assess the likelihood that a potential claim or liability will arise and also quantify the possible range of financial outcomes where this can be reasonably determined. We’ve disclosed our assessment of contingent liabilities in note 30.

What other critical estimates and assumptions have we made?

Restructuring programmes involve estimation of the direct cost necessary for the restructuring and exclude items that are associated with ongoing activities. The amounts below exclude restructuring costs for which the timing and amount are certain. These are recognised as part of trade and other payables.

Under our property rationalisation programmes we’ve identified a number of surplus properties. Although efforts are being made to sublet this space, this is not always possible. Estimates have been made of the cost of vacant possession and of any shortfall arising from any potential sub-lease income being lower than the lease costs. Any such shortfall is recognised as a provision.

Asset retirement obligations involve an estimate of the cost to dismantle equipment and restore sites upon vacation and the timing of the event. The provision represents the group’s best estimate of the amount that may be required to settle the obligation.

Network asset provisions represent our future operational costs and vacant site rentals arising from obligations relating to network share agreements. Costs are expected to be incurred over a period of up to 20 years.

Our regulatory provision represents our best estimate of the cost to settle our present obligation in relation to historical regulatory matters. The charge for the year represents the outcome of management’s re-assessment of the estimates and regulatory risks across a range of issues, including price and service issues. The prices at which certain services are charged are regulated and may be subject to retrospective adjustment by regulators. Estimates are used in assessing the likely value of the regulatory risk.

In 2016/17 we recognised a £300m charge in relation to estimated Deemed Consent compensation payments. The precise amount of the compensation payments will result from discussions with the affected parties and as of 31 March 2018, we still consider this estimate to be appropriate. In 2016/17 a related fine of £42m was imposed and was recognised as a payable rather than as a provision. The fine and associated compensation payments totalling £342m were treated as a specific item charge in last year’s income statement. The remaining provision increases also reflected management’s estimates of regulatory risks across a range of issues, including price and service issues. These increased by £51m (2016/17: £126m), also treated as specific items, resulting from our reassessment of these other regulatory risks and in light of the regulatory decisions by Ofcom.

234 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

19. Provisions continued

In respect of claims, litigation and regulatory risks, the group provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome.

Included within Other are contract loss provisions of £38m (2016/17 £29m) relating to the anticipated total losses in respect of certain contracts. It is expected that the majority of these provisions will be utilised in the next few years. Given the short period remaining to the finalisation of these contracts, any potential future changes to key assumptions made when estimating their future losses are not expected to have a significant impact. There is no single change in key variables that could materially affect future expected losses on these contracts. Also included in Other are amounts provided for constructive obligations arising from insurance claims which will be utilised as the obligations are settled and amounts provided for exposures relating to the Italian business investigation, principally potential tax penalties.

For all risks, the ultimate liability may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement. The estimates are discounted using a rate that reflects the passage of time and risk specific to the liability. An estimate is also required in assessing the timing of when a provision is recognised. The outcome of our estimate of the provisions is disclosed below.

	Restructuring £m [a]	Property £m	Network ARO £m	Network share £m	Regulatory £m	Litigation £m	Other £m	Total £m

At 31 March 2016	20	296	78	60	64	73	152	743
Income statement expense	–	38	27	5	426	6	34	536
Unwind of discount	–	12	2	2	–	–	–	16
Utilised or released	(10)	(54)	(24)	(17)	(11)	(11)	(8)	(135)
Transfers	–	–	–	–	–	–	(3)	(3)
Exchange differences	1	–	–	–	–	1	2	4
At 31 March 2017	11	292	83	50	479	69	177	1,161
Income statement expense	4	37	2	–	51	6	33	133
Unwind of discount	–	11	2	2	–	–	–	15
Utilised or released	(2)	(46)	(16)	(19)	(210)	(11)	(32)	(336)
Transfers	–	–	–	–	–	–	85	85
Exchange differences	(1)	–	–	–	–	–	(2)	(3)
At 31 March 2018	12	294	71	33	320	64	261	1,055

[a]	Restructuring costs for which the timing and amount are certain are reflected in trade and other payables.

At 31 March	2018 £m	2017 £m	2016 £m

Analysed as:
Current	603	625	178
Non-current	452	536	565
	1,055	1,161	743

20. Retirement benefit plans

Background to BT’s pension plans

The group has both defined benefit and defined contribution retirement benefit plans. The group’s main plans are in the UK and the largest by membership is the BT Pension Scheme (BTPS) which is a defined benefit plan that was closed to new entrants on 31 March 2001. After that date new entrants to BT in the UK have been able to join a defined contribution plan, currently the BT Retirement Saving Scheme (BTRSS), a contract-based arrangement.

In March 2018, BT announced the closure of Sections B and C of the BTPS to future benefit accrual (which represents over 99% of the BTPS active membership), having reached agreement with the relevant Unions. BT currently expects to close the BTPS from 30 June 2018 when employees will join the BTRSS for future pension accrual.

235 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

20. Retirement benefit plans continued

EE operates the EE Pension Scheme (EEPS), which has a defined benefit section that was closed to future benefit accrual in 2014 and a defined contribution section which is open to new joiners.

	What are they?	How do they impact BT’s financial statements?
Defined contribution plans

Benefits in a defined contribution plan are linked to:

– contributions paid

– the performance of each individual’s chosen investments

– the form in which individuals choose to take their benefits.

Contributions are paid into an independently administered fund.

The income statement charge in respect of defined contribution plans represents the contribution payable by the group based upon a fixed percentage of employees’ pay.

The group has no exposure to investment and other experience risks.

Defined benefit plans

Benefits in a defined benefit plan are:

– determined by the plan rules, dependent on factors such as age, years of service and pensionable pay

– not dependent upon actual contributions made by the company or members.

The income statement service cost in respect of defined benefit plans represents the increase in the defined benefit liability arising from pension benefits earned by active members in the current period.

The group is exposed to investment and other experience risks and may need to make additional contributions where it is estimated that the benefits will not be met from regular contributions, expected investment income and assets held.

Amounts in the financial statements

Group income statement

The expense or income arising from all group retirement benefit arrangements recognised in the group income statement is shown below.

Year ended 31 March	2018 £m	2017 £m	2016 £m

Recognised in the income statement before specific items
Service cost (including administration expenses & PPF levy):
– defined benefit plans	376	281	301
– defined contribution plans	265	240	193
Past service credit[a]	(17)	–	–
Total operating expense	624	521	494
Net interest expense on pensions deficit included in specific items (note 8)	218	209	221
Total recognised in the income statement	842	730	715

[a]	Past service credit relates to pension plans operating outside the UK.

Group statement of comprehensive income

Remeasurements of the net pension obligation are recognised in full in the group statement of comprehensive income in the year in which they arise. These comprise the impact on the defined benefit obligation of changes in demographic and financial assumptions compared with the start of the year, actual experience being different to those assumptions and the return on plan assets being above or below the amount included in the net pension interest expense.

Group balance sheet

The net pension obligation in respect of defined benefit plans reported in the group balance sheet is set out below.

	2018			2017
At 31 March	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities £m	Deficit £m

BTPS	49,894	(55,783)	(5,889)	50,090	(58,649)	(8,559)
EEPS	763	(920)	(157)	748	(973)	(225)
Other plans[a]	299	(624)	(325)	274	(578)	(304)
Retirement benefit obligation	50,956	(57,327)	(6,371)	51,112	(60,200)	(9,088)
Adjustments due to effect of asset ceiling (IFRIC 14)			–			–
Deferred tax asset			1,081			1,535
Net pension obligation			(5,290)			(7,553)

[a]	Included in the present value of obligations of other plans is £97m (2016/17: £104m) related to unfunded pension arrangements.

236 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

20. Retirement benefit plans continued

Included within trade and other payables in the group balance sheet is £17m (2016/17: £15m) in respect of contributions payable to defined contribution plans.

What is IFRIC 14 and how does it impact BT?

For some pension schemes, IFRIC 14 potentially:

–	limits the amount of accounting surplus in a pension scheme that can be recognised as an asset on the balance sheet; and/or
–	requires additional pension liabilities to be recognised where scheduled future deficit contributions are greater than the unadjusted accounting deficit.

BT is not required to limit any pensions surplus or recognise additional pensions liabilities in individual plans as economic benefits are available in the form of either future refunds or reductions to future contributions.

This is on the basis that paragraph 11(b) of IFRIC 14 applies enabling a refund of surplus following the gradual settlement of the liabilities over time until there are no members remaining in the scheme.

Movements in defined benefit plan assets and liabilities

The table below shows the movements on the pension assets and liabilities and shows where they are reflected in the financial statements.

	Assets £m	Liabilities £m	Deficit £m

At 31 March 2016	43,968	(50,350)	(6,382)
Service cost (including administration expenses and PPF levy)	(44)	(237)	(281)
Interest on pension deficit	1,413	(1,622)	(209)
Included in the group income statement			(490)
Return on plan assets above the amount included in the group income statement	7,475	–	7,475
Actuarial loss arising from changes in financial assumptions[a]	–	(10,221)	(10,221)
Actuarial loss arising from changes in demographic assumptions[a]	–	(206)	(206)
Actuarial gain arising from experience adjustments[b]	–	163	163
Included in the group statement of comprehensive income			(2,789)
Regular contributions by employer	313	–	313
Deficit contributions by employer	274	–	274
Included in the group cash flow statement			587
Contributions by employees	8	(8)	–
Benefits paid	(2,315)	2,315	–
Foreign exchange	20	(34)	(14)
Other movements			(14)
At 31 March 2017	51,112	(60,200)	(9,088)
Service cost (including administration expenses and PPF levy)	(67)	(309)	(376)
Past service credit	–	17	17
Interest on pension deficit	1,201	(1,419)	(218)
Included in the group income statement			(577)
Return on plan assets above the amount included in the group income statement	10	–	10
Actuarial gain arising from changes in financial assumptions[a]	–	2,251	2,251
Actuarial loss arising from changes in demographic assumptions[a]	–	(221)	(221)
Actuarial gain arising from experience adjustments[b]	–	120	120
Included in the group statement of comprehensive income			2,160
Regular contributions by employer	264	–	264
Deficit contributions by employer	872	–	872
Included in the group cash flow statement			1,136
Contributions by employees	2	(2)	–
Benefits paid	(2,449)	2,449	–
Foreign exchange	11	(13)	(2)
Other movements			(2)
At 31 March 2018	50,956	(57,327)	(6,371)

[a]	The actuarial gain or loss arises from changes in the assumptions used to value the defined benefit liabilities at the end of the year compared with the assumptions used at the start of the year. This includes both financial assumptions, which are based on market conditions at the year end, and demographic assumptions such as life expectancy.
[b]	The actuarial loss or gain arising from experience adjustments on defined benefit liabilities represents the impact on the liabilities of differences between actual experience during the year compared with the assumptions made at the start of the year. Such differences might arise, for example, from members choosing different benefit options at retirement, actual salary increases being different from those assumed or actual benefit increases being different to the pension increase assumption.

237 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

20. Retirement benefit plans continued

How do we value our retirement benefit plans?

Valuation methodology

The IAS 19 liabilities are measured as the present value of the estimated future benefit cash flows to be paid by each scheme, calculated using the projected unit credit method. These calculations are performed for the group by professionally qualified independent actuaries.

The expected future benefit payments are based on a number of assumptions including future inflation, retirement ages, benefit options chosen and life expectancy and are therefore inherently uncertain. Actual benefit payments in a given year may be higher or lower, for example if members retire sooner or later than assumed, or take a greater or lesser cash lump sum at retirement than assumed.

What are our critical judgements, estimates and assumptions?

The accounting cost of these benefits and the present value of our pension liabilities involve judgements about uncertain events including the life expectancy of the members, the salary progression of our current employees, price inflation and the discount rate used to calculate the net present value of the future pension payments. We use estimates for all of these uncertain events in determining the pension costs and liabilities in our financial statements. Our assumptions reflect historical experience, external advice and our judgement regarding future expectations.

The fair value of some of our pension assets are made up of quoted and unquoted investments. The latter require more judgement as their values are not directly observable. The assumptions used in valuing unquoted investments are affected by current market conditions and trends which could result in changes in fair value after the measurement date.

How do we value the assets?

Under IAS 19, plan assets must be valued at the bid market value at the balance sheet date. For the main asset categories:

–	Equities listed on recognised stock exchanges are valued at closing bid prices.
–	Properties are valued on the basis of open market value.
–	Bonds are measured using a combination of broker quotes and pricing models making assumptions for credit risk, market risk and market yield curves.
–	Holdings in investment funds are valued at fair value which is typically the Net Asset Value provided by the investment manager.
–	Certain unlisted investments are valued using a model based valuation such as a discounted cash flow.
–	The value of the longevity insurance contract held by the BTPS is measured by discounting the projected cash flows payable under the contract (projected by an actuary, consistent with the terms of the contract).

Review of pension benefits

Following consultation with employees and the relevant unions, we announced a number of key changes to our main UK pension arrangements in March 2018:

–	An increase to BT’s standard maximum contribution rate to 10% for employees building up benefits in the BTRSS, taking effect from 1 June 2018.
–	The closure of Sections B and C of the BTPS (representing over 99% of the BTPS active membership) to future benefit accrual, with the employees impacted by the change able to join the BTRSS for future pension provision, taking effect from 30 June 2018.
–	All employees impacted by the closure of the BTPS will receive transition payments into their BTRSS account for a period, as well as having a higher maximum BT contribution rate of 11% for a temporary period. The transition payments are 2% of pensionable salary for a period depending on the employee’s age.
–	We will establish a new ‘hybrid’ pension arrangement over the coming year for non-management employees in the BTPS at closure. This new arrangement will combine elements of both defined benefit and defined contribution pension arrangements and support those employees on lower pay scales, giving them another option for their retirement savings. We are aiming to have this in place by no later than 1 April 2019.

These changes keep our pensions fair, flexible and affordable across BT in the UK.

Overview and governance of the BTPS

What is the profile of the BTPS?

At 31 March 2018 there were 293,000 members of the BTPS. Members belong to one of three sections depending upon the date they first joined the BTPS. The membership is analysed below.

Analysis of BTPS

	Active members	Deferred members	Pensioners	Total

Sections A and B liabilities (£bn)[a]	4.9	4.3	29.6	38.8
Section C liabilities (£bn)	7.7	5.7	3.6	17.0
Total IAS 19 liabilities (£bn)	12.6	10.0	33.2	55.8
Total number of members	30,000	60,500	202,500	293,000

[a]	Sections A and B have been aggregated in this table as Section A members have typically elected to take Section B benefits at retirement.

238 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

20. Retirement benefit plans continued

The estimated duration of the BTPS liabilities, which is an indicator of the weighted average term of the liabilities, is around 16 years although the benefits payable by the BTPS are expected to be paid over more than 70 years. Whilst benefit payments are expected to increase over the earlier years, the value of the liabilities is expected to reduce.

The chart below illustrates the estimated benefits payable from the BTPS forecast using the IAS 19 assumptions.

Forecast benefits payable by the BTPS at 31 March 2018 (unaudited)

[a]	Based on accrued benefits to 30 June 2017.

What are the benefits under the BTPS?

Benefits earned for pensionable service prior to 1 April 2009 are based upon a member’s final salary and a normal pensionable age of 60.

Between 1 April 2009 and 30 June 2018, Section B and C active members accrue benefits based upon a career average re-valued earnings (CARE) basis and a normal pensionable age of 65. On a CARE basis benefits are built up based upon earnings in each year and the benefit accrued for each year is increased by the lower of inflation or the individual’s actual pay increase in each year to retirement.

Under the Scheme rules the determination of the rate of inflation for statutory minimum rates of revaluation and indexation for the majority of benefits is based upon either the Retail Prices Index (RPI) or the Consumer Prices Index (CPI) which apply to each category of member as shown below.

	Active members	Deferred members	Pensioners
Section Ba	Benefits accrue on a CARE basis increasing at the lower of RPI or the individual’s actual pensionable pay increase	Preserved benefits are revalued before retirement based upon CPI	Increases in benefits in payment are currently based upon CPI
Section C			Increases in benefits in payment are currently based upon RPI up to a maximum of 5%

[a]	Section A members have typically elected to take Section B benefits at retirement.

In December 2017, we sought a decision from the High Court as to whether it would be possible to change the index used to calculate pension increases paid in the future to members of Section C of the BTPS from RPI to another index.

In its judgment handed down on 19 January 2018, the High Court decided that it is currently not possible to change from RPI to another index. BT was then granted permission to appeal the decision to the Court of Appeal. The Court of Appeal hearing is due to take place in October 2018.

How is the BTPS governed and managed?

BT Pension Scheme Trustees Limited (the Trustee) has been appointed by BT as an independent trustee to administer and manage the BTPS on behalf of the members in accordance with the terms of the BTPS Trust Deed and Rules and relevant legislation (principally the Pension Schemes Act 1993, the Pensions Act 1995 and the Pensions Act 2004).

239 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

20. Retirement benefit plans continued

Under the terms of the Trust Deed there are nine Trustee directors, all of whom are appointed by BT, as illustrated below. Trustee directors are usually appointed for a three-year term but are then eligible for re-appointment.

BTPS assets

Asset allocation

The allocation of assets between different classes of investment is reviewed regularly and is a key factor in the Trustee’s investment policy. The allocations reflect the Trustee’s views on the appropriate balance to be struck between seeking returns and incurring risk, and on the extent to which the assets should be allocated to match liabilities. Current market conditions and trends are regularly assessed which may lead to adjustments in the asset allocation.

The fair value of the assets of the BTPS analysed by asset category are shown below. These are subdivided by assets that have a quoted market price in an active market and those that do not (such as investment funds).

		2018[a]				2017[a]
		Total assets £bn	of which quoted £bn	[b]	Total %	Total assets £bn	of which quoted £bn	[b]	Total %

Growth
Equities	UK	0.5	0.5		1	0.7	0.6		2
	Overseas developed	7.8	7.3		16	9.1	8.6		18
	Emerging markets	0.5	0.4		1	0.5	0.1		1
Private Equity		1.9	–		4	1.9	–		4
Property	UK	3.9	–		8	4.1	–		8
	Overseas	1.2	–		2	1.7	–		3
Other growth assets	Absolute Return funds[c]	1.5	–		3	2.3	–		5
	Non Core Credit[d]	3.4	1.0		7	3.5	1.1		7
	Mature Infrastructure	1.4	–		3	1.7	–		3
Liability matching
Government bonds	UK Index Linked	12.5	12.5		25	12.3	12.0		25
Investment grade credit	Global	10.0	8.0		20	7.6	5.9		15
Cash, derivatives and other
Cash balances		3.8	–		7	1.7	–		3
Longevity insurance contract[e]		(0.4)	–		(1)	(0.3)	–		(1)
Other non-physical cash[f]		1.9	–		4	3.3	–		7
Total		49.9	29.7		100	50.1	28.3		100

[a]	At 31 March 2018, the Scheme’s assets included equity issued by the group of £3m (2016/17: £nil). The Scheme also held £10m (2016/17: £10m) of index-linked bonds issued by the group.
[b]	Assets with a quoted price in an active market.
[c]	This allocation seeks to generate returns irrespective of the direction of markets. Managers within this allocation will typically manage their portfolios without close regard to a specific market benchmark.
[d]	This allocation includes a range of credit investments, including emerging market, sub-investment grade and unrated credit. The allocation seeks to exploit investment opportunities within credit markets using the expertise of a range of specialist investment managers.
[e]	The Trustee has hedged some of the Scheme’s longevity risk through a longevity insurance contract which was entered into in 2014. The value reflects experience to date on the contract from higher than expected deaths. This amount partly offsets a reduction recognised in the Scheme’s liabilities.
[f]	Non-physical cash includes offsets in future positions and cash collateral posted in relation to derivatives held by the Scheme.

240 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

20. Retirement benefit plans continued

IAS 19 assumptions

The table below summarises the approach used to set the key IAS 19 assumptions for the BTPS.

Approach to set the assumption
Discount rate

IAS 19 requires that the discount rate is determined by reference to market yields at the reporting date on high quality corporate bonds. The currency and term of these should be consistent with the currency and estimated term of the pension obligations.

The assumption is calculated by applying the projected BTPS benefit cash flows to a corporate bond yield curve constructed based on the yield on AA-rated corporate bonds.

In setting the yield curve, judgement is required on the selection of appropriate bonds to be included in the universe and the approach used to then derive the yield curve.

At 31 March 2018, the discount rate model used to select bonds and derive the yield curve was updated to better reflect yields on corporate bonds over the life of the Scheme. A key difference is that the revised model excludes bonds which have either an implicit or explicit Government guarantee, which is more consistent with the requirements of IAS19, and reflects developing practice. Both the old and revised models are standard models developed by our external actuary. The impact of this change is a £2.1bn reduction in the BTPS liabilities.

RPI inflation

The RPI inflation assumption is set using the entire inflation curve, weighted by projected BTPS benefit cash flows, and making an adjustment for an inflation risk premium (to reflect the extra premium paid by investors for inflation protection), which is currently assumed to be 20bps.

CPI inflation	CPI is assessed at a margin below RPI taking into account market forecasts and independent estimates of the expected difference.

Salary increases	Long-term salary increases for BTPS members are assumed to be equal to CPI inflation.

Pension increases	Benefits are assumed to increase in line with the RPI or CPI inflation assumptions, based on the relevant index for increasing benefits, as prescribed by the rules of the BTPS and summarised above.

Longevity	The longevity assumption has been updated to take into account:
– the actual mortality experience of the BTPS pensioners, based on a formal review conducted at the 2014 triennial funding valuation

– future improvements in longevity based on a model published by UK actuarial profession’s Continuous Mortality Investigation (using the CMI 2016 Mortality Projections model with a 1.25% per year long-term improvement parameter).

The key financial assumptions used to measure the liabilities of the BTPS are shown below.

	Nominal rates (per year)						Real rates (per year)[a]
At 31 March	2018%		2017%		2016%		2018%	2017%	2016%

Rate used to discount liabilities	2.65		2.40		3.30		(0.44)	(0.78)	0.44
Inflation – increase in RPI	3.10		3.20		2.85		–	–	–
Inflation – increase in CPI	2.00	[b]	2.00	[c]	1.65	[d]	(1.1)[b]	(1.2)[c]	(1.2)[d]

[a]	The real rate is calculated relative to RPI inflation.
[b]	Assumed to be 0.1% higher until 31 March 2023.
[c]	Assumed to be 0.5% higher until 31 March 2019.
[d]	Assumed to be 0.2% higher until 31 March 2017.

The BTPS represents over 97% of the group’s retirement benefit obligation. While the financial assumptions may vary for each plan, the nominal financial assumptions weighted by liabilities across all plans are equal to the figures shown in the table above (to the nearest 0.05%).

241 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

20. Retirement benefit plans continued

Based on the IAS 19 longevity assumptions, the forecast life expectancies for BTPS members aged 60 are as follows:

At 31 March	2018 Number of years	2017 Number of years
Male in lower pay bracket	25.8	26.2
Male in medium pay bracket	27.1	27.5
Male in higher pay bracket	28.5	28.9
Female in lower pay bracket	28.5	28.9
Female in higher pay bracket	28.7	29.2
Average improvement for a member retiring at age 60 in 10 years’ time	0.7	1.0

Risks underlying the assumptions

Background

The BTPS faces similar risks to other UK DB schemes: things like future low investment returns, high inflation, longer life expectancy and regulatory changes may all mean the BTPS becomes more of a financial burden. Further details are set out on page 64.

Changes in external factors, such as interest rates, can have an impact on the IAS 19 assumptions, impacting the measurement of BTPS liabilities. These factors can also impact the Scheme assets. The BTPS hedges some of these risks, including longevity and currency using financial instruments and insurance contracts.

Some of the key financial risks, and mitigations, for the BTPS are set out in the table below.

Changes in bond yields

A fall in yields on AA-rated corporate bonds, used to set the IAS 19 discount rate, will lead to an increase in the IAS 19 liabilities.

The BTPS’s assets include corporate bonds, government bonds and interest rate derivatives which are expected to partly offset the impact of movements in the discount rate. However, yields on these assets may diverge compared with the discount rate in some scenarios.

Changes in inflation expectations

A significant proportion of the benefits paid to members are currently increased in line with RPI or CPI inflation. An increase in long-term inflation expectations will lead to an increase in the IAS 19 liabilities.

The BTPS’s assets include index-linked government bonds and inflation derivatives which are expected to partly offset the impact of movements in inflation expectations.

Changes in life expectancy

An increase in the life expectancy of members will result in benefits being paid out for longer, leading to an increase in the BTPS liabilities.

The BTPS holds a longevity insurance contract which covers around 25% of the BTPS’s total exposure to improvements in longevity, providing long-term protection and income to the BTPS in the event that members live longer than currently expected.

Other risks include volatile asset returns (ie where asset returns differ from the discount rate) and changes in legislation or regulation which impact the value of the liabilities or value of the assets.

Quantification

BT’s independent actuary has assessed the potential negative impact of the key risks that might occur no more than once in every 20 years illustrated as the following three scenarios:

	1-in-20 events
Scenario	2018	2017
1. Fall in discount rate[a]	1.10%	1.00%
2. Increase to inflation rate[b]	0.70%	0.90%
3. Increase to life expectancy	1.35 years	1.35 years

[a]	Scenario assumes a fall in the yields on both government and corporate bonds.
[b]	Assuming RPI, CPI, pension increases and salary increases all increase by the same amount.

242 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

20. Retirement benefit plans continued

The impact shown under each scenario looks at each event in isolation – in practice a combination of events could arise.

Sensitivity analysis of the principal assumptions to 1-in-20 events used to measure BTPS liabilities

The sensitivity of the deficit allows for both the change in the liabilities and the assumed change in the assets. For example, the increase in the deficit under the life expectancy scenario incorporates the expected movement in the value of the insurance contract held to hedge longevity risk.

The sensitivities have been prepared using a similar approach as 2016/17 which involves calculating the liabilities and deficit using the alternative assumptions stated.

BTPS funding

Triennial funding valuation

The triennial valuation is carried out for the Trustee by a professionally qualified independent actuary. The purpose of the valuation is to design a funding plan to ensure that the BTPS has sufficient funds available to meet future benefit payments. The latest funding valuation was performed as at 30 June 2017. The next funding valuation will have an effective date of no later than 30 June 2020.

The valuation methodology for funding purposes, which is based on prudent assumptions, is broadly as follows:

–	Assets are valued at market value at the valuation date.
–	Liabilities are measured on an actuarial funding basis using the projected unit credit method and discounted to their present value.

The results of the two most recent triennial valuations are shown below.

	June 2017 valuation £bn	June 2014 valuation £bn

BTPS liabilities	(60.4)	(47.2)
Market value of BTPS assets	49.1	40.2
Funding deficit	(11.3)	(7.0)
Percentage of accrued benefits covered by BTPS assets at the valuation date	81.3%	85.2%
Percentage of accrued benefits on a solvency basis covered by the BTPS assets at the valuation date	62.2%	63.0%

Between June 2014 and June 2017, the Scheme benefited from asset returns of 10.5% a year, that were higher than assumed under the 2014 funding assumptions, and £2.0bn of deficit contributions. The fall in long-term real interest rates resulted in an increase in liabilities, which has more than offset the improvements in the Scheme’s assets. There has been a reduction in the liabilities as a result of allowing for slower improvements to life expectancy being forecast by actuaries. This impact has been broadly offset by the impact of changes to the investment strategy that have reduced the current and future level of investment risk in the Scheme.

243 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

20. Retirement benefit plans continued

Key assumptions – funding valuation

These valuations were determined using the following prudent long-term assumptions.

	Nominal rates (per year)		Real rates (per year)[a]
	June 2017 valuation %	June 2014 valuation %	June 2017 valuation %	June 2014 valuation %

Average single equivalent discount rate	2.6	4.5	(0.8)	1.0
Average long-term increase in RPI	3.4	3.5	–	–
Average long-term increase in CPI	2.4	2.5	(1.0)	(1.0)

[a]	The real rate is calculated relative to RPI inflation and is shown as a comparator.

The discount rate at 30 June 2017 was derived from prudent return expectations above a risk-free yield curve based on gilt and swap rates. The discount rate reflects views of future returns at the valuation date, allowing for the Scheme to hold 45% of its investments in growth assets initially, before de-risking to a low risk investment approach by 2034. This gives a prudent discount rate of 1.4% per year above the yield curve initially, trending down to 0.7% per year above the curve in the long-term. The assumption is equivalent to using a flat discount rate of 1.0% per year above the yield curve.

At the 2014 valuation, the funding approach assumed the Scheme would hold 60% of its investments in growth assets (such as equities and property) for a period, before de-risking to a low-risk investment approach by 2034.

The average life expectancy assumptions at the valuation dates, for members 60 years of age, are as follows.

Number of years from valuation date	June 2017 assumptions	June 2014 assumptions

Male in lower pay bracket	25.9	26.1
Male in medium pay bracket	27.2	27.5
Male in high pay bracket	28.6	29.0
Female in lower pay bracket	28.6	28.9
Female in high pay bracket	28.9	29.2
Average improvement for a member retiring at age 60 in 10 years’ time	0.9	1.3

Payments made to the BTPS

Year ended 31 March	2018 £m	2017 £m

Ordinary contributions	248	303
Deficit contributions	850	250
Total contributions in the year	1,098	553

Future funding obligations and recovery plan

Under the terms of the Trust Deed, the group is required to have a funding plan, determined at the conclusion of the triennial funding valuation, which is a legal agreement between BT and the Trustee and should address the deficit over a maximum period of 20 years.

In May 2018, the 2017 triennial funding valuation was finalised, agreed with the Trustee and certified by the Scheme Actuary. The funding deficit at 30 June 2017 was £11.3bn. The deficit will be met over a 13 year period, maintaining the remaining period of the previous plan.

The deficit contributions have three components:

–	Payments by BT over the three years to 31 March 2020 totalling £2.1bn. This is equal to the amount due over the same period under the previous recovery plan. £850m of this was paid in March 2018 and the remaining £1,250m is to be paid by 30 June 2019.
–	A further £2.0bn contribution, due to be funded from the proceeds of the issuance of bonds, which will be held by the BTPS. The bonds will be:
–	issued as soon as practicable under BT’s Euro Medium Term Note Programme
–	sterling denominated and have maturities ranging from 2033 to 2042
–	£1.0bn fixed interest and £1.0bn CPI-linked.
–	For the 10 years from 1 April 2020 to 31 March 2030, BT will make annual payments of around £900m, typically by 31 March each year.
–	£400m of BT’s contribution in the financial year 2020/21 will be made by 30 June 2020.

This means that the recovery plan includes material contributions by BT to the Scheme of £4.5bn by 30 June 2020, when the next valuation is expected to take place.

244 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

20. Retirement benefit plans continued

BT is scheduled to make future deficit payments to the BTPS in line with the table below.

Year to 31 March	2018	2019		2020		2021		2022		2023	2024	2025	2026	2027	2028	2029	2030

Deficit contribution (£m)	850	2,000	[a]	1,250	[b]	900	[c]	900	[d]	907	907	907	907	907	907	907	907

a due to be paid shortly but no later than 30 June 2019.

b payable by 30 June 2019.

c £400m payable by 30 June 2020.

d £200m payable by 30 June 2021.

Based on the 2017 funding valuation agreement, the group expects to make contributions of approximately £2,075m to the BTPS in 2018/19, comprising ordinary contributions of approximately £75m and deficit contributions of £2,000m. The reduction in the level of ordinary contributions primarily reflects the closure of the BTPS to Section B and C members, which is currently intended to take place on 30 June 2018. In addition, contributions towards the cost of administering the Scheme, PPF levies and providing future benefits for the remaining members will continue to be made after this date.

Other protections

The 2017 funding agreement with the Trustee included additional features for BT to provide support to the BTPS. These include:

Feature	Detail
Shareholder distributions

BT will provide additional payments to the BTPS by the amount that shareholder distributions exceed a threshold. The threshold allows for 10% per year dividend per share growth plus £200m per year of share buybacks on a cumulative basis.

This will apply until 30 June 2021, or until the finalisation of the next valuation if earlier.

BT will also consult with the Trustee if it considers share buybacks in excess of £200m per year or making a special dividend. This obligation is on-going until otherwise terminated.

Material corporate events	In the event that BT generates net cash proceeds greater than £1.0bn from disposals (net of acquisitions) in any 12-month period ending 30 June, BT will make additional contributions to the BTPS equal to one third of those net cash proceeds. This obligation applies until the next valuation is signed.

BT will consult with the Trustee if:
– it considers making acquisitions with a total cost of more than £1.0bn in any 12-month period; or
– it considers making disposals of more than £1.0bn; or
– it considers making a Class 1 transaction (acquisition or disposal); or
– it is subject to a takeover offer.

This obligation is on-going until otherwise terminated.

BT will advise the Trustee should there be other material corporate events which would materially impact BT’s covenant to the BTPS. This obligation is on-going until otherwise terminated.
Negative pledge	A negative pledge that future creditors will not be granted superior security to the BTPS in excess of a £1.5bn threshold, to cover both British Telecommunications plc and BT Group plc.

This provision applies until the deficit reduces to below £2.0bn at any subsequent funding valuation.

245 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

20. Retirement benefit plans continued

In the highly unlikely event that the group were to become insolvent there are additional protections of BTPS members’ benefits:

Feature	Detail
Crown Guarantee	The Crown Guarantee was granted by the Government when the group was privatised in 1984 and would only come into effect upon the insolvency of BT.

The Trustee brought court proceedings to clarify the scope and extent of the Crown Guarantee. The Court of Appeal judgment on 16 July 2014 established that:

– the Crown Guarantee covers BT’s funding obligation in relation to the benefits of members of the BTPS who joined post-privatisation as well as those who joined pre-privatisation (subject to certain exceptions)

– the funding obligation to which the Crown Guarantee relates is measured with reference to BT’s obligation to pay deficit contributions under the rules of the BTPS.

The Crown Guarantee is not taken into account for the purposes of the actuarial valuation of the BTPS and is an entirely separate matter, only being relevant in the highly unlikely event that BT became insolvent.
Pension Protection Fund (PPF)	The Pension Protection Fund (PPF) may take over the BTPS and pay benefits not covered by the Crown Guarantee to members.
There are limits on the amounts paid by the PPF and the PPF would not provide exactly the same benefits as those provided under the BTPS Rules.

Other benefit plans

In addition to the BTPS, the group maintains benefit plans around the world with a focus on these being appropriate for the local market and culture.

EE Pension Scheme (EEPS)

The EEPS is the second largest defined benefit plan sponsored by the group with defined benefit liabilities of around £0.9bn. The EEPS also has a defined contribution section with around 11,500 active members.

At 31 March 2018, the defined benefit section’s assets are invested across a number of asset classes including global equities (28%), property & illiquid alternatives (22%), an absolute return portfolio (25%) and a liability driven investment portfolio (25%).

The triennial valuation of the defined benefit section was performed as at 31 December 2015, and agreed in March 2017. This showed a funding deficit of £141m. The group is scheduled to contribute £1.875m each month between 1 April 2018 and November 2020.

The next funding valuation will have an effective date of no later than 31 December 2018.

BTRSS

The BTRSS is the largest defined contribution scheme maintained by the group with around 35,000 active members. In the year to 31 March 2018, the group contributed £167m to the BTRSS.

Other schemes

BT operates a number of overseas pension schemes. In December 2017, BT closed two defined benefit plans which operate in the Netherlands. This resulted in a c£14m past service credit arising from the change in future indexation obligations. A further £3m past service credit was recognised in 2017/18 relating to various other pension plans operating outside the UK.

246 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

21. Own shares

	Treasury shares[a]		Employee share ownership trust[a]		Total
	millions	£m	millions	£m	millions	£m

At 31 March 2016	8	(39)	17	(76)	25	(115)
Own shares purchased[b]	35	(151)	12	(55)	47	(206)
Share options exercised[b]	(35)	155	–	–	(35)	155
Executive share awards vested	–	–	(15)	70	(15)	70
At 31 March 2017	8	(35)	14	(61)	22	(96)
Own shares purchased[b]	43	(125)	32	(96)	75	(221)
Share options exercised[b]	(1)	2	(29)	100	(30)	102
Transfer of shares to satisfy US share scheme	(4)	13	–	–	(4)	13
Executive share awards vested	–	–	(5)	16	(5)	16
At 31 March 2018	46	(145)	12	(41)	58	(186)

[a]	At 31 March 2018, 46,224,966 shares (2016/17: 7,690,097) with an aggregate nominal value of £2m (2016/17: £nil) were held at cost as treasury shares and 12,855,378 shares (2016/17: 14,303,068) with an aggregate nominal value of £1m (2016/17: £1m) were held in the Trust.
[b]	See group cash flow statement on page 205. In 2017/18 the cash paid for the repurchase of ordinary share capital was £221m (2016/17: £206m). The cash received for proceeds on the issue of treasury shares was £53m (2016/17: £70m).

The treasury shares reserve represents BT Group plc shares purchased directly by the group. The BT Group Employee Share Ownership Trust (the Trust) also purchases BT Group plc shares.

The treasury shares and the shares in the Trust are being used to satisfy our obligations under employee share plans. Further details on Employee Saveshare Plans and Executive share plans are provided in note 22.

22. Share-based payments

What share incentive arrangements do we have?

Our plans include savings-related share option plans for employees and those of participating subsidiaries, further share option plans for selected employees and a stock purchase plan for employees in the US. We also have several share plans for executives. All share-based payment plans are equity-settled. Details of these plans and an analysis of the total charge by type of award is set out below.

Year ended 31 March	2018 £m	2017 £m	2016 £m

Employee Saveshare Plans	42	40	27
Executive Share Plans:
Incentive Share Plan (ISP)	16	–	21
Deferred Bonus Plan (DBP)	4	9	4
Retention Share Plan (RSP)[a]	21	8	1
Other plans	1	–	5
	84	57	58

[a]	Re-presented to show RSPs separately from other plans.

Employee Saveshare Plans

Under an HMRC-approved savings-related share option plan, employees save on a monthly basis, over a three or five-year period, towards the purchase of shares at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five-year plans and 10% for three-year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Similar plans operate for our overseas employees.

Incentive Share Plan (ISP)

Under the ISP, participants are only entitled to these shares in full at the end of a three-year period if the company has met the relevant pre-determined corporate performance measures and if the participants are still employed by the group. For ISP awards granted in 2017/18, 2016/17 and 2015/16: 40% of each award is linked to a total shareholder return (TSR) target for a comparator group of companies from the beginning of the relevant performance period; 40% is linked to a three-year cumulative normalised free cash flow measure; and 20% to growth in underlying revenue excluding transit.

Deferred Bonus Plan (DBP)

Under the DBP, awards are granted annually to selected employees. Shares in the company are transferred to participants at the end of three years if they continue to be employed by the group throughout that period.

Retention Share Plan (RSP)

Under the RSP, awards are granted to selected employees. Shares in the company are transferred to participants at the end of a specified retention period if they continue to be employed by the group throughout that period.

247 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

22. Share-based payments continued

Under the terms of the ISP, DBP and RSP, dividends or dividend equivalents earned on shares during the conditional periods are reinvested in company shares for the potential benefit of the participants.

Employee Saveshare Plans

Movements in Employee Saveshare options are shown below.

	Movement in the number of share options			Weighted average exercise price
Year ended 31 March	2018 millions	2017 millions	2016 millions	2018 pence	2017 pence	2016 pence

Outstanding at 1 April	189	197	226	313	287	226
Granted	69	44	47	250	362	385
Forfeited	(41)	(18)	(12)	328	345	306
Exercised	(30)	(33)	(63)	169	208	139
Expired	(12)	(1)	(1)	353	345	247
Outstanding at 31 March	175	189	197	306	313	287
Exercisable at 31 March	–	–	–	320	237	140

The weighted average share price for all options exercised during 2017/18 was 311p (2016/17: 357p, 2015/16: 463p).

The following table summarises information relating to options outstanding and exercisable under Employee Saveshare plans at

31 March 2018.

Normal dates of vesting and exercise (based on calendar years)	Exercise price per share	Weighted average exercise price	Number of outstanding options millions	Weighted average remaining contractual life

2018	249p – 423p	306p	25	10 months
2019	319p – 397p	333p	53	22 months
2020	243p – 376p	307p	44	34 months
2021	353p	353p	17	46 months
2022	243p	243p	36	58 months
Total		306p	175	33 months

Executive share plans

Movements in executive share plan awards during 2017/18 are shown below:

	Number of shares (millions)
	ISP	DBP	RSP	Total

At 1 April 2017	45	7	4	56
Awards granted	26	2	10	38
Awards vested	–	(3)	(2)	(5)
Awards lapsed	(20)	–	(1)	(21)
Dividend shares reinvested	3	–	1	4
At 31 March 2018	54	6	12	72

Fair values

The following table summarises the fair values and key assumptions used for valuing grants made under the Employee Saveshare plans and ISP in 2017/18, 2016/17 and 2015/16.

	2018		2017		2016
Year ended 31 March	Employee Saveshare	ISP	Employee Saveshare	ISP	Employee Saveshare	ISP

Weighted average fair value	56p	202p	72p	328p	81p	364p
Weighted average share price	296p	281p	422p	426p	454p	451p
Weighted average exercise price	250p	n/a	362p	n/a	385p	n/a
Expected dividend yield	3.12% – 3.21%	n/a	2.9% – 3.4%	n/a	3.2% –3.7%	n/a
Risk free rates	0.1% – 0.2%	0.2%	0.5% – 0.8%	0.6%	0.7% – 1.6%	0.7%
Expected volatility	23.1% – 24.3%	23.6%	19.0% – 21.5%	21.8%	19.7% – 22.7%	22.0%

Employee Saveshare grants are valued using a Binomial options pricing model. Awards under the ISP are valued using Monte Carlo simulations. TSRs are generated for BT and the comparator group at the end of the three-year performance period, using each company’s volatility and the cross correlation between pairs of stocks.

248 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

22. Share-based payments continued

Volatility has been determined by reference to BT’s historical volatility which is expected to reflect the BT share price in the future. An expected life of three months after vesting date is assumed for Employee Saveshare options. For all other awards the expected life is equal to the vesting period. The risk-free interest rate is based on the UK gilt curve in effect at the time of the grant, for the expected life of the option or award.

The fair values for the DBP and RSP were determined using the market price of the shares at the grant date. The weighted average share price for DBP awards granted in 2017/18 was 282p (2016/17: 421p, 2015/16: 451p) and for RSP awards granted in 2017/18 it was 282p (2016/17: 417p, 2015/16: 420p).

23. Investments

At 31 March	2018 £m	2017 £m	2016 £m

Non-current assets
Available-for-sale	46	37	39
Fair value through profit or loss	7	7	7
	53	44	46
Current assets
Available-for-sale	2,575	1,437	2,878
Loans and receivables	447	83	40
	3,022	1,520	2,918

Loans and receivables are held on the balance sheet at amortised cost and this approximates fair value. Loans and receivables consist of investments in term deposits denominated in Sterling of £416m (2016/17: £35m, 2015/16: £10m), in US Dollars of £27m (2016/17: £30m, 2015/16: £30m) and in other currencies £4m (2016/17: £18m, 2015/16: £nil).

Fair value hierarchy At 31 March 2018	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m

Non-current and current investments
Available-for-sale investments	32	2,575	14	2,621
Fair value through profit or loss	7	–	–	7
Total	39	2,575	14	2,628

At 31 March 2017	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m

Non-current and current investments
Available-for-sale investments	21	1,437	16	1,474
Fair value through profit or loss	7	–	–	7
Total	28	1,437	16	1,481

At 31 March 2016	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m

Non-current and current investments
Available-for-sale investments	24	2,878	15	2,917
Fair value through profit or loss	7	–	–	7
Total	31	2,878	15	2,924

The three levels of valuation methodology used are:

Level 1 – uses quoted prices in active markets for identical assets or liabilities.

Level 2 – uses inputs for the asset or liability other than quoted prices, that are observable either directly or indirectly.

Level 3 – uses inputs for the asset or liability that are not based on observable market data, such as internal models or other valuation methods.

Level 2 balances classified as available-for-sale consist of investments in liquidity funds denominated in Sterling of £2,180m (2016/17: £900m, 2015/16: £2,430m) and in Euros of £395m (2016/17: £537m, 2015/16: £448m). The fair value of liquidity fund is calculated by using notional currency amounts adjusted by year end spot exchange rates.

Level 3 balances consist of available-for-sale investments of £14m (2016/17: £16m, 2015/16: £15m) which represent investments in a number of private companies. In the absence of specific market data, these investments are held at cost, adjusted as necessary for impairments, which approximates to fair value.

249 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

24. Cash and cash equivalents

At 31 March	2018 £m	2017 £m	2016 £m

Cash at bank and in hand	446	469	900
Cash equivalents
Loans and receivables
US deposits	26	32	44
UK deposits	31	1	20
Other deposits	25	26	32
Total cash equivalents	82	59	96
Total cash and cash equivalents	528	528	996
Bank overdrafts (note 25)	(29)	(17)	(537)
Cash and cash equivalents per the cash flow statement	499	511	459

The group’s cash and cash equivalents include restricted cash of £32m (2016/17: £43m, 2015/16: £51m), of which £29m (2016/17: £41m, 2015/16: £44m) was held in countries where local capital or exchange controls currently prevent us from accessing cash balances. The remaining balance of £3m (2016/17: £2m, 2015/16: £7m) was held in escrow accounts, or in commercial arrangements akin to escrow.

Cash equivalents are classified as loans and receivables and are held on the group balance sheet at amortised cost which equates to fair value.

25. Loans and other borrowings

What’s our capital management policy?

The objective of our capital management policy is to target an overall level of debt consistent with our credit rating target while investing in the business, supporting the pension scheme and paying progressive dividends. In order to meet this objective, we may issue or repay debt, issue new shares, repurchase shares, or adjust the amount of dividends paid to shareholders. We manage the capital structure and make adjustments to it in the light of changes in economic conditions and the risk characteristics of the group. The Board regularly reviews the capital structure. No changes were made to these objectives and processes during 2017/18, 2016/17 or 2015/16. For details of share issues and repurchases in the year see note 21.

Our capital structure consists of net debt and shareholders’ equity. The analysis below summarises the components which we manage as capital.

At 31 March	2018 £m	2017 £m	2016 £m

Net debt	9,627	8,932	9,838
Total parent shareholders’ equity[a]	10,270	8,305	10,090
	19,897	17,237	19,928

[a]	Excludes non-controlling interests of £34m (2016/17: £30m, 2015/16: £22m).

250 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

25. Loans and other borrowings continued

Net debt

Net debt consists of loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged.

Net debt is considered to be an alternative performance measure as it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non-current), current asset investments and cash and cash equivalents.

A reconciliation from the most directly comparable IFRS measure to net debt is given below.

At 31 March	2018 £m	2017 £m	2016 £m
Loans and other borrowings	14,275	12,713	14,761
Less:
Cash and cash equivalents	(528)	(528)	(996)
Current asset investments	(3,022)	(1,520)	(2,918)
	10,725	10,665	10,847
Adjustments:
To retranslate debt balances at swap rates where hedged by currency swaps	(874)	(1,419)	(652)
To remove accrued interest applied to reflect the effective interest method and fair value adjustments	(224)	(314)	(357)
Net debt	9,627	8,932	9,838

The table below shows the key components of net debt and of the increase of £695m this year.

	At				Transfer	Accrued	At
	1 April	Issuance/	Fair value	Foreign	to within	interest	31 March
	2017	(maturities)	movements	exchange	one year	movements	2018
	£m	£m	£m	£m	£m	£m	£m
Debt due within one year[a]	2,632	(1,401)	(18)	(95)	1,163	–	2,281
Debt due after one year	10,081	3,760	(60)	(440)	(1,347)	–	11,994
Cash flows from derivatives related to net debt	–	(188)	–	–	188	–	–
Overdrafts	–	4	–	–	(4)	–	–
Impact of cross-currency swaps[b]	(1,419)	–	–	545	–	–	(874)
Removal of the accrued interest and fair value adjustments[c]	(314)	–	78	–	–	10	(226)
Gross debt	10,980	2,175	–	10	–	10	13,175
Less:
Cash and cash equivalents	(528)	(23)	–	23	–	–	(528)
Current asset investments	(1,520)	(1,495)	–	(7)	–	–	(3,022)
Removal of the accrued interest[c]	–	–	–	–	–	2	2
Net debt	8,932	657	–	26	–	12	9,627

[a]	Including accrued interest and bank overdrafts.
[b]	Translation of debt balances at swap rates where hedged by cross currency swaps.
[c]	Removal of accrued interest applied to reflect the effective interest rate method and removal of fair value adjustments.

251 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

25. Loans and other borrowings continued

The table below gives details of the listed bonds and other debt.

At 31 March	2018 £m	2017 £m	2016 £m

1.625% US$600m bond due June 2016[a]	–	–	419
8.50% £678m bond due December 2016 (minimum 7.50%b)	–	–	696
3.5% €500m bond due February 2017[a]	–	–	398
1.25% US$500m bond due February 2017[a]	–	–	348
6.625% £500m bond due June 2017[a]	–	526	525
5.95% US$1,100m bond due January 2018[a]	–	891	775
3.25% €600m bond due August 2018[a]	541	539	510
2.35% US$800m bond due February 2019[a]	572	642	558
4.38% £450m bond due March 2019	455	460	464
1.125% €1,000m bond due June 2019[a]	883	863	800
8.625% £300m bond due March 2020	300	300	300
0.625% €1,500m bond due March 2021[a]	1,309	1,282	1,190
0.5% €575m bond due June 2022[a]	502	–	–
1.125% €1,100m bond due March 2023[a]	961	942	873
1% €575m bond due June 2024[a]	506	–	–
1% €1,100m bond due November 2024[a]	959	–	–
3.50% £250m index linked bond due April 2025	419	403	396
1.75% €1,300m bond due March 2026[a]	1,137	1,113	1,032
1.5% €1,150m bond due June 2027[a]	1,009	–	–
5.75% £600m bond due December 2028	721	731	741
9.125% US$2,670m bond due December 2030[a] (minimum 8.625%b)	1,943	2,191	1,910
3.125% £500m bond due November 2031	502	–	–
6.375% £500m bond due June 2037[a]	522	522	522
3.625% £250m bond due November 2047	250	–	–
Total listed bonds	13,491	11,405	12,457
Finance leases	223	229	233
LIBOR + 0.95% £438m Syndicated loan facilities due April 2016	–	–	438
2.21% £350m bank loan due December 2017	–	352	354
Acquisition facility	–	–	181
Other loans	532	710	561
Bank overdrafts (note 24)	29	17	537
Total other loans and borrowings	561	1,079	2,071
Total loans and borrowings	14,275	12,713	14,761

[a]	Designated in a cash flow hedge relationship.
[b]	The interest rate payable on this bond attracts an additional 0.25% for a downgrade by one credit rating by either Moody’s or S&P to the group’s senior unsecured debt below A3/A–respectively. In addition, if Moody’s or S&P subsequently increase the ratings then the interest rate will be decreased by 0.25% for each rating category upgrade by each rating agency. In no event will the interest rate be reduced below the minimum rate reflected in the above table.

Unless previously designated in a fair value hedge relationship, all loans and other borrowings are carried on our balance sheet at amortised cost and in the table above. The fair value of listed bonds and other long-term borrowings is £14,878m (2016/17: £13,496m, 2015/16: £14,500m) and the fair value of finance leases is £253m (2016/17: £273m, 2015/16: £284m).

The fair value of our bonds and other long-term borrowings is estimated on the basis of quoted market prices (Level 1), or based on similar issuances where they exist (Level 2).

The carrying amount of other loans and bank overdrafts equates to fair value due to the short maturity of these items (Level 3).

252 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

25. Loans and other borrowings continued

The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated cross-currency and interest rate swaps in hedge arrangements.

Loans and other borrowings are analysed as follows:

At 31 March	2018 £m	2017 £m	2016 £m

Current liabilities
Listed bonds	1,702	1,539	2,013
Finance leases	18	15	8
Bank loans	–	352	–
Syndicated loan facilities	–	–	619
Other loans and bank overdrafts[a]	561	726	1,096
Total current liabilities	2,281	2,632	3,736
Non-current liabilities
Listed bonds	11,789	9,866	10,444
Finance leases	205	214	225
Bank loans	–	–	354
Other loans	–	1	2
Total non-current liabilities	11,994	10,081	11,025
Total	14,275	12,713	14,761

[a]	Includes collateral received on swaps of £525m (2016/17: £702m, 2015/16: £553m).

The carrying values disclosed in the above table reflect balances at amortised cost adjusted for accrued interest and fair value adjustments to the relevant loans or borrowings. These do not reflect the final principal repayments that will arise after taking account of the relevant derivatives in hedging relationships which are reflected in the table below. Apart from finance leases, all borrowings as at 31 March 2018, 2017 and 2016 were unsecured.

The principal repayments of loans and borrowings at hedged rates amounted to £13,175m (2016/17: £10,980m, 2015/16: £13,752m) and repayments fall due as follows:

			2018			2017			2016
		Effect of	Principal		Effect of	Principal		Effect of	Principal
		hedging	repayments		hedging	repayments		hedging	repayments
	Carrying	and	at hedged	Carrying	and	at hedged	Carrying	and	at hedged
	amount	interest	rates	amount	interest	rates	amount	interest	rates
At 31 March	£m	£m	£m	£m	£m	£m	£m	£m	£m
Within one year, or on demand	2,272	(291)	1,981	2,632	(498)	2,134	3,736	(232)	3,504
Between one and two years	1,192	(66)	1,126	1,614	(197)	1,417	1,632	(216)	1,416
Between two and three years	1,332	(154)	1,178	1,166	(43)	1,123	1,488	(72)	1,416
Between three and four years	18	–	18	1,295	(121)	1,174	1,103	18	1,121
Between four and five years	1,489	(111)	1,378	12	–	12	1,199	(26)	1,173
After five years	7,899	(405)	7,494	5,844	(724)	5,120	5,424	(302)	5,122
Total due for repayment after more than one year	11,930	(736)	11,194	9,931	(1,085)	8,846	10,846	(598)	10,248
Total repayments	14,202	(1,027)	13,175	12,563	(1,583)	10,980	14,582	(830)	13,752
Fair value adjustments	73			150			179
Total loans and other borrowings	14,275			12,713			14,761

Obligations under finance leases are analysed as follows:

	2018	2017	2016	2018	2017	2016
	Minimum lease payments			Repayment of outstanding lease obligations
At 31 March		£m	£m		£m	£m
Amounts payable under finance leases:
Due within one year	33	29	13	18	14	8
Between two to five years	122	102	105	71	50	51
After five years	193	237	265	130	165	174
	348	368	383	219	229	233
Less: future finance charges	(129)	(139)	(150)	–	–	–
Fair value adjustments for purchase price adjustment	4	–	–	4	–	–
Total finance lease obligations	223	229	233	223	229	233

Assets held under finance leases mainly consist of buildings and network assets. Our obligations under finance leases are secured by the lessors’ title to the leased assets.

253 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

26. Finance expense

Year ended 31 March	2018 £m	2017 £m	2016 £m

Finance expense
Interest on:
Financial liabilities at amortised cost and associated derivatives	478	567	489
Finance leases	16	15	14
Derivatives	14	12	11
Fair value movements on derivatives not in a designated hedge relationship	1	(2)	(5)
Reclassification of cash flow hedge from other comprehensive income	34	(1)	3
Unwinding of discount on provisions	15	16	8
Total finance expense before specific items	558	607	520
Specific items (note 8)	218	210	229
Total finance expense	776	817	749

Reconciliation of net finance expense to net interest cash outflow

Net interest cash outflow of £548m (2016/17: £622m, 2015/16: £548m) is £2m higher (2016/17: £28m, 2015/16: £65m) than the net finance expense in the income statement.

Year ended 31 March	2018 £m	2017 £m	2016 £m
Finance expense before specific items	558	607	520
Finance income before specific items	(12)	(13)	(37)
Net finance expense before specific items	546	594	483
Timing differences:
– Derivative restructuring costs	–	1	(1)
– Timing of coupon payments on bonds	(6)	19	27
– Timing of interest receipts	–	–	22
– Deferred income	8	8	9
Specific item – EE-related financing costs (note 8)	–	–	8
Net interest cash outflow	548	622	548

254 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

27. Financial instruments and risk management

We issue or hold financial instruments mainly to finance our operations; to finance corporate transactions such as dividends, share buybacks and acquisitions; for the temporary investment of short-term funds; and to manage currency and interest rate risks. In addition, various financial instruments, for example trade receivables and payables arise directly from operations.

How do we manage financial risk?

Our activities expose us to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk), credit risk and liquidity risk.

Treasury operation

We have a centralised treasury operation whose primary role is to manage liquidity and funding requirements as well as our exposure to associated financial and market risks, including credit risk, interest rate risk and foreign exchange risk.

Treasury policy

Treasury policy is set by the Board. Group treasury activities are subject to a set of controls appropriate for the magnitude of borrowing, investments and group-wide exposures. The Board has delegated authority to operate these policies to a series of panels responsible for the management of key treasury risks and operations. Appointment to and removal from the key panels requires approval from two of the following: the chairman, the chief executive or the chief financial officer.

There has been no change in the nature of our risk profile between 31 March 2018 and the date of approval of these financial statements.

How do we manage interest rate risk?

Management policy

Interest rate risk arises primarily from our long-term borrowings. Interest cash flow risk arises from borrowings issued at variable rates, partially offset by cash held at variable rates. Fair value interest rate risk arises from borrowings issued at fixed rates.

Our policy, as set by the Board, is to ensure that at least 70% of ongoing net debt is at fixed rates. Short-term interest rate management is delegated to the treasury operation while long-term interest rate management decisions require further approval by the chief financial officer, group director tax, treasury and insurance or the group treasurer who each have been delegated such authority from the Board.

Hedging strategy

In order to manage our interest rate profile, we have entered into cross-currency and interest rate swap agreements to vary the amounts and periods for which interest rates on borrowings are fixed. The duration of the swap agreements matches the duration of the debt instruments. The majority of the group’s long-term borrowings are subject to fixed Sterling interest rates after applying the impact of these hedging instruments.

How do we manage foreign exchange risk?

Management policy

Foreign currency hedging activities protect the group from the risk that changes in exchange rates will adversely affect future net cash flows.

The Board’s policy for foreign exchange risk management defines the types of transactions typically covered, including significant operational, funding and currency interest exposures, and the period over which cover should extend for each type of transaction.

The Board has delegated short-term foreign exchange management to the treasury operation and long-term foreign exchange management decisions require further approval from the chief financial officer, group director tax, treasury and insurance or the group treasurer.

Hedging strategy

A significant proportion of our external revenue and costs arise within the UK and are denominated in Sterling. Our non-UK operations generally trade and are funded in their functional currency which limits their exposure to foreign exchange volatility.

We enter into forward currency contracts to hedge foreign currency capital purchases, purchase and sale commitments, interest expense and foreign currency investments. The commitments hedged are principally denominated in US Dollar, Euro and Asia Pacific region currencies. As a result, our exposure to foreign currency arises mainly on non-UK subsidiary investments and on residual currency trading flows.

We use cross-currency swaps to swap foreign currency borrowings into Sterling.

255 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

27. Financial instruments and risk management continued

The table below reflects the currency and interest rate profile of our loans and borrowings after the impact of hedging.

		2018			2017			2016
		Floating			Floating			Floating
	Fixed rate	rate		Fixed rate	rate		Fixed rate	rate
	interest	interest	Total	interest	interest	Total	interest	interest	Total
At 31 March	£m	£m	£m	£m	£m	£m	£m	£m	£m

Sterling	11,990	676	12,666	9,633	706	10,339	11,417	1,748	13,165
Euro	–	509	509	–	641	641	–	587	587
Total	11,990	1,185	13,175	9,633	1,347	10,980	11,417	2,335	13,752
Ratio of fixed to floating	91%	9%	100%	88%	12%	100%	83%	17%	100%
Weighted average effective fixed interest rate – Sterling	4.4%			4.9%			6.0%

The floating rate loans and borrowings bear interest rates fixed in advance for periods ranging from one day to one year, primarily by reference to LIBOR quoted rates.

Sensitivity analysis

The income statement and shareholders’ equity are exposed to volatility arising from changes in interest rates and foreign exchange rates. To demonstrate this volatility, management have concluded that the following are reasonable benchmarks for performing sensitivity analysis:

–	For interest, a 1% increase in interest rates and parallel shift in yield curves across Sterling, US Dollar and Euro currencies.
–	For foreign exchange, a 10% strengthening/weakening in Sterling against other currencies.

The impact on equity, before tax, of a 1% increase in interest rates and a 10% strengthening in Sterling against other currencies is as detailed below:

At 31 March	2018 £m Increase (reduce)	2017 £m Increase (reduce)	2016 £m Increase (reduce)

Sterling interest rates	628	554	626
US Dollar interest rates	(267)	(348)	(374)
Euro interest rates	(401)	(229)	(263)
Sterling strengthening	(236)	(269)	(98)

A 1% decrease in interest rates and 10% weakening in Sterling against other currencies would have broadly the same impact in the opposite direction.

The impact of a 1% change in interest rates on the group’s annual net finance expense and our exposure to foreign exchange volatility in the income statement, after hedging, (excluding translation exposures) would not have been material in 2017/18, 2016/17 and 2015/16.

Credit ratings

We continue to target a BBB+/Baa1 credit rating over the cycle. We regularly review the liquidity of the group and our funding strategy takes account of medium-term requirements. These include the pension deficit and shareholder distributions.

Our December 2030 bond contains covenants which require us to pay higher rates of interest since our credit ratings fell below A3 in the case of Moody’s or A– in the case of Standard & Poor’s (S&P). Additional interest of 0.25% per year accrues for each ratings category downgrade by each agency below those levels effective from the next coupon date following a downgrade. Based on the total notional value of debt outstanding of £1.9bn at 31 March 2018, our finance expense would increase/decrease by approximately £10m a year if the group’s credit rating were to be downgraded/upgraded, respectively, by one credit rating category by both agencies.

Our credit ratings were as detailed below:

	2018		2017		2016
At 31 March	Rating	Outlook	Rating	Outlook	Rating	Outlook

Rating agency
Moody’s	Baa2	Stable	Baa1	Negative	Baa2	Positive
Standard & Poor’s	BBB+	Negative	BBB+	Negative	BBB	Positive

256 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

27. Financial instruments and risk management continued

How do we manage liquidity risk?

Management policy

We maintain liquidity by entering into short and long-term financial instruments to support operational and other funding requirements, determined using short and long-term cash forecasts. These forecasts are supplemented by a financial headroom analysis which is used to assess funding adequacy for at least a 12-month period. On at least an annual basis the Board reviews and approves the long-term funding requirements of the group and on an ongoing basis considers any related matters. We manage refinancing risk by limiting the amount of borrowing that matures within any specified period and having appropriate strategies in place to manage refinancing needs as they arise. The maturity profile of our loans and borrowings at 31 March 2018 is disclosed in note 25. We have term debt maturities of £1.6bn in 2018/19.

Our treasury operation reviews and manages our short-term requirements within the parameters of the policies set by the Board. We hold cash, cash equivalents and current investments in order to manage short-term liquidity requirements. At 31 March 2018 we had undrawn committed borrowing facilities of £2.1bn (2016/17: £2.1bn, 2015/16: £1.5bn) maturing in September 2021.

The group has no material debt factoring arrangements in place. In the UK, the group has arranged for a funder to offer a supplier financing scheme to the group’s suppliers. This enables suppliers who sign up to the arrangement to sell their invoices to the funder and to be paid earlier than the invoice due date. The group assesses the arrangement against indicators to assess if debts which vendors have sold to the funder under the supplier financing scheme continue to meet the definition of trade payables or should be classified as borrowings. At 31 March 2018 the payables met the criteria of trade payables.

Maturity analysis

The following table provides an analysis of the remaining contractually-agreed cash flows including interest payable for our non-derivative financial liabilities on an undiscounted basis, which therefore differs from both the carrying value and fair value.

Non-derivative financial liabilities At 31 March 2018	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m
Due within one year	2,120	452	4,939	54	7,565
Between one and two years	1,192	404	–	34	1,630
Between two and three years	1,332	365	–	25	1,722
Between three and four years	18	357	–	43	418
Between four and five years	1,489	355	–	19	1,863
After five years	7,899	2,714	–	197	10,810
	14,050	4,647	4,939	372	24,008
Interest payments not yet accrued	–	(4,495)	–	–	(4,495)
Fair value adjustment	73	–	–	–	73
Impact of discounting	–	–	–	(72)	(72)
Carrying value on the balance sheet[a]	14,123	152	4,939	300	19,514

Non-derivative financial liabilities At 31 March 2017	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m
Due within one year	2,468	507	5,259	62	8,296
Between one and two years	1,614	415	–	41	2,070
Between two and three years	1,166	364	–	21	1,551
Between three and four years	1,295	327	–	18	1,640
Between four and five years	12	319	–	17	348
After five years	5,844	2,726	–	310	8,880
	12,399	4,658	5,259	469	22,785
Interest payments not yet accrued	–	(4,494)	–	–	(4,494)
Fair value adjustment	150	–	–	–	150
Impact of discounting	–	–	–	(177)	(177)
Carrying value on the balance sheet[a]	12,549	164	5,259	292	18,264

[a]	Foreign currency-related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

257 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

27. Financial instruments and risk management continued

Non-derivative financial liabilities At 31 March 2016	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m

Due within one year	3,558	491	5,301	50	9,400
Between one and two years	1,632	435	–	30	2,097
Between two and three years	1,488	357	–	25	1,870
Between three and four years	1,103	343	–	15	1,461
Between four and five years	1,199	308	–	16	1,523
After five years	5,424	2,885	–	326	8,635
	14,404	4,819	5,301	462	24,986
Interest payments not yet accrued	–	(4,641)	–	–	(4,641)
Fair value adjustment	179	–	–	–	179
Impact of discounting	–	–	–	(166)	(166)
Carrying value on the balance sheet[a]	14,583	178	5,301	296	20,358

[a]	Foreign currency-related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

Trade and other payables are held at amortised cost. The carrying amount of these balances approximates to fair value due to the short maturity of amounts payable.

The following table provides an analysis of the contractually agreed cash flows in respect of the group’s derivative financial instruments. Cash flows are presented on a net or gross basis in accordance with the settlement arrangements of the instruments.

	Derivatives – Analysed by earliest payment date[a]				Derivatives – Analysed based on holding instrument to maturity
Derivative financial liabilities At 31 March 2018	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m

Due within one year	140	587	(547)	180	91	587	(547)	131
Between one and two years	135	183	(166)	152	91	183	(166)	108
Between two and three years	156	442	(446)	152	85	69	(47)	107
Between three and four years	143	52	(29)	166	80	68	(47)	101
Between four and five years	161	52	(29)	184	80	68	(47)	101
After five years	291	2,234	(2,149)	376	599	2,575	(2,512)	662
Total[b]	1,026	3,550	(3,366)	1,210	1,026	3,550	(3,366)	1,210

	Derivatives – Analysed by earliest payment date[a]				Derivatives – Analysed based on holding instrument to maturity
Derivative financial liabilities At 31 March 2017	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m

Due within one year	291	582	(576)	297	92	582	(576)	98
Between one and two years	296	1,139	(1,097)	338	92	1,139	(1,097)	134
Between two and three years	198	–	–	198	92	–	–	92
Between three and four years	114	–	–	114	88	–	–	88
Between four and five years	104	–	–	104	83	–	–	83
After five years	123	–	–	123	679	–	–	679
Total[b]	1,126	1,721	(1,673)	1,174	1,126	1,721	(1,673)	1,174

	Derivatives – Analysed by earliest payment date[a]				Derivatives – Analysed based on holding instrument to maturity
Derivative financial liabilities At 31 March 2016	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m

Due within one year	268	263	(250)	281	91	263	(250)	104
Between one and two years	386	38	(27)	397	88	38	(27)	99
Between two and three years	371	38	(27)	382	88	38	(27)	99
Between three and four years	60	838	(836)	62	90	838	(836)	92
Between four and five years	81	17	(18)	80	84	17	(18)	83
After five years	–	165	(180)	(15)	725	165	(180)	710
Total[b]	1,166	1,359	(1,338)	1,187	1,166	1,359	(1,338)	1,187

[a]	Certain derivative financial instruments contain break clauses whereby either the group or bank counterparty can terminate the swap on certain dates and the mark to market position is settled in cash.
[b]	Foreign currency-related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

258 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

27. Financial instruments and risk management continued

How do we manage credit risk?

Management policy

Our exposure to credit risk arises from financial assets transacted by the treasury operation (primarily derivatives, investments, cash and cash equivalents) and from trading-related receivables.

For treasury-related balances, the Board’s defined policy restricts exposure to any one counterparty by setting credit limits based on the credit quality as defined by Moody’s and S&P. The minimum credit ratings permitted with counterparties in respect of new transactions are A3/A– for long-term and P1/A1 for short-term investments. If counterparties in respect of existing transactions fall below the permitted criteria we will take action where appropriate.

The treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the nature and credit standing of the counterparty, and in response to market conditions, up to the maximum allowable limit set by the Board.

Operational management policy

Our credit policy for trading-related financial assets is applied and managed by each of the customer-facing units to ensure compliance. The policy requires that the creditworthiness and financial strength of customers are assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. Where appropriate, we may minimise risks by requesting securities such as deposits, guarantees and letters of credit. We take proactive steps including constantly reviewing credit ratings of counterparties to minimise the impact of adverse market conditions on trading-related financial assets.

Exposures

The maximum credit risk exposure of the group’s financial assets at the balance sheet date is as follows:

At 31 March	Notes	2018 £m	2017 £m	2016 £m

Derivative financial assets		1,509	2,246	1,639
Investments	23	3,075	1,564	2,964
Trade and other receivables[a]	17	2,518	2,729	2,875
Cash and cash equivalents	24	528	528	996
		7,630	7,067	8,474

[a]	The carrying amount excludes £317m (2016/17: £360m, 2015/16: £218m) of non-current trade and other receivables which relate to non-financial assets, and £1,496m (2016/17: £1,106m, 2015/16: £1,103m) of prepayments and other receivables.

The credit quality and credit concentration of cash equivalents, current asset investments and derivative financial assets are detailed in the tables below. Where the opinion of Moody’s and S&P differ, the lower rating is used.

Moody’s/S&P credit rating of counterparty	2018 £m	2017 £m	2016 £m

Aa2/AA and above	2,575	1,444	2,878
Aa3/AA–	313	208	120
A1/A+[a]	651	952	64
A2/Aa	628	370	939
A3/A–[a]	180	204	160
Baa1/BBB+[a]	59	561	492
Baa2/BBB and below[a]	207	86	–
	4,613	3,825	4,653

[a]	We hold cash collateral of £492m (2016/17: £702m, 2015/16: £553m) in respect of derivative financial assets with certain counterparties.

The concentration of credit risk for our trading balances is provided in note 17, which analyses outstanding balances by customer-facing unit. Where multiple transactions are undertaken with a single financial counterparty or group of related counterparties, we enter into netting arrangements to reduce our exposure to credit risk by making use of standard International Swaps and Derivatives Association (ISDA) documentation. We have also entered into credit support agreements with certain swap counterparties whereby, on a daily, weekly and monthly basis, the fair value position on notional £3,162m of long dated cross-currency swaps and interest rate swaps is collateralised. The related net cash outflow during the year was £220m (2016/17: inflow £100m, 2015/16: inflow £79m). The collateral paid and received is recognised within current asset investments and loans and other borrowings, respectively.

259 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

27. Financial instruments and risk management continued

Offsetting of financial instruments

The table below shows our financial assets and liabilities that are subject to offset in the group’s balance sheet and the impact of enforceable master netting or similar agreements.

		Related amounts not set off in the balance sheet
Financial assets and liabilities At 31 March 2018	Amounts presented in the balance sheet £m	Right of set off with derivative counterparties £m	Cash collateral £m	Net amount £m

Derivative financial assets	1,509	(754)	(492)	263
Derivative financial liabilities	(837)	754	60	(23)
Total	672	–	(432)	240

		Related amounts not set off in the balance sheet
Financial assets and liabilities At 31 March 2017	Amounts presented in the balance sheet £m	Right of set off with derivative counterparties £m	Cash collateral £m	Net amount £m

Derivative financial assets	2,246	(693)	(702)	851
Derivative financial liabilities	(903)	693	64	(146)
Total	1,343	–	(638)	705

		Related amounts not set off in the balance sheet
Financial assets and liabilities At 31 March 2016	Amounts presented in the balance sheet £m	Right of set off with derivative counterparties £m	Cash collateral £m	Net amount £m

Derivative financial assets	1,639	(456)	(553)	630
Derivative financial liabilities	(911)	456	40	(415)
Total	728	–	(513)	215

Derivatives

All of our derivative financial instruments are held at fair value on the balance sheet. The fair values of outstanding swaps and foreign exchange contracts are estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date.

At 31 March 2018	Current asset £m	Non-current asset £m	Current liability £m	Non-current liability £m

Designated in a cash flow hedge	187	1,061	41	587
Other	10	251	9	200
Total derivatives	197	1,312	50	787

At 31 March 2017	Current asset £m	Non-current asset £m	Current liability £m	Non-current liability £m

Designated in a cash flow hedge	417	1,508	25	616
Other	11	310	9	253
Total derivatives	428	1,818	34	869

At 31 March 2016	Current asset £m	Non-current asset £m	Current liability £m	Non-current liability £m

Designated in a cash flow hedge	166	1,158	40	618
Other	11	304	8	245
Total derivatives	177	1,462	48	863

All derivative financial instruments are categorised at Level 2 of the fair value hierarchy as defined in note 23, with the exception of a derivative energy contract which is classified at Level 3. The energy derivative was renegotiated during 2016/17 and has been designated as a cash flow hedge. On initial recognition of this contract a loss of £8m was deferred. The fair value of the energy derivative at 31 March 2018 was a liability of £1m (2016/17: liability of £8m, 2015/16: £nil ). It has been valued using assumptions on volumes, inflation and energy prices.

260 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

27. Financial instruments and risk management continued

Hedging activities

Derivatives may qualify as hedges for accounting purposes if they meet the criteria for designation as fair value hedges or cash flow hedges in accordance with IAS 39.

Cash flow hedges

Instruments designated in a cash flow hedge include interest rate swaps and cross-currency swaps hedging Euro- and US Dollar-denominated borrowings. Forward currency contracts are taken out to hedge step-up interest on currency denominated borrowings relating to the group’s 2030 US Dollar bond. The hedged cash flows will affect the group’s income statement as interest and principal amounts are repaid over the remaining term of the borrowings (see note 25).

We hedge forecast foreign currency purchases, principally denominated in US Dollar, Euro and Asia Pacific currencies 12 months forward with certain specific transactions hedged further forward. The related cash flows are recognised in the income statement over this period.

All cash flow hedges were effective in the period. See note 28 for details of the movements in the cash flow reserve.

Other derivatives

Our policy is not to use derivatives for speculative purposes. However, due to the complex nature of hedge accounting under IAS 39, some derivatives may not qualify for hedge accounting, or are specifically not designated as a hedge where natural offset is more appropriate. Derivative instruments that do not qualify for hedge accounting are classified as held for trading and held at fair value through profit or loss under IAS 39.

28. Other reserves

		Other comprehensive income
	Capital redemption reserve £m	Cash flow reserve £m [a]	Available- for-sale reserve £m [b]	Translation reserve £m [c]	Total £m

At 1 April 2015	27	55	18	402	502
Exchange differences[d]	–	–	–	29	29
Net fair value gain on cash flow hedges	–	381	–	–	381
Recognised in income and expense	–	(230)	–	–	(230)
Fair value movement on available-for-sale assets	–	–	(2)	–	(2)
Tax recognised in other comprehensive income	–	(33)	–	38	5
At 1 April 2016	27	173	16	469	685
Exchange differences[d]	–	–	–	227	227
Net fair value gain on cash flow hedges	–	884	–	–	884
Recognised in income and expense	–	(938)	–	–	(938)
Fair value movement on available-for-sale assets	–	–	(3)	–	(3)
Tax recognised in other comprehensive income	–	8	–	21	29
At 31 March 2017	27	127	13	717	884
Exchange differences[d]	–	–	–	(188)	(188)
Net fair value loss on cash flow hedges	–	(368)	–	–	(368)
Recognised in income and expense	–	277	–	–	277
Fair value movement on available-for-sale assets	–	–	11	–	11
Tax recognised in other comprehensive income	–	10	–	(9)	1
Transfer to realised profit	–	(83)	–	–	(83)
At 31 March 2018	27	(37)	24	520	534

[a]	The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. Amounts ‘recognised in income and expense’ include a net credit to the cash flow reserve of £295m (2016/17: charge of £941m, 2015/16: charge of £255m) relating to fair value movements on derivatives. The items generating these foreign exchange movements are in designated cash flow hedge relationships.
[b]	The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets.
[c]	The translation reserve is used to record cumulative translation differences on the net assets of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.
[d]	Excludes £1m (2016/17: £10m, 2015/16: £nil) of exchange differences in relation to retained earnings attributed to non-controlling interests.

29. Related party transactions

Key management personnel comprise executive and non-executive directors and members of the Executive Committee. Compensation of key management personnel is disclosed in note 5.

Amounts paid to the group’s retirement benefit plans are set out in note 20.

261 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

30. Financial commitments and contingent liabilities

Financial commitments were as follows:

At 31 March	2018 £m	2017 £m

Capital commitments	993	889
Other commitments	362	367
Device purchase commitments	262	423
TV programme rights commitments	2,823	2,644
Total	4,440	4,323

TV programme rights commitments, mainly relating to football broadcast rights, are those for which the licence period has not yet started.

Future minimum operating lease payments were as follows:

Payable in the year ending 31 March:	2018 £m	2017 £m

2018	–	650
2019	600	610
2020	550	558
2021	513	532
2022	486	505
2023	463	475
Thereafter	3,985	3,830
Total future minimum operating lease payments	6,597	7,160

Operating lease commitments were mainly in respect of land and buildings which arose from a sale and operating leaseback transaction in 2001. Leases have an average term of 14 years (2016/17: 15 years) and rentals are fixed for an average of 14 years (2016/17: 15 years).

Other than as disclosed below, there were no contingent liabilities or guarantees at 31 March 2018 other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. We have insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of our operations. Otherwise, the group generally carries its own risks.

Commitments and guarantees

BDUK

Under the Broadband Delivery UK programme, grants received by the group may be subject to reinvestment or repayment to the local authority depending on the level of take-up.

Telefónica UK Limited leases

We’ve provided guarantees relating to certain leases entered into by Telefónica UK Limited (formerly O2 UK Limited) prior to the demerger of mmO2 from BT on 19 November 2001. mmO2 plc (now part of the Telefónica Group) has given BT a counter indemnity for these guarantees. There is no exposure in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until Telefónica UK Limited has discharged all its obligations.

Legal proceedings

The group is involved in various legal proceedings, including actual or threatened litigation, and government or regulatory investigations. However, save as disclosed below, the group does not currently believe that there are any legal proceedings, or government or regulatory investigations that may have a material adverse impact on the operations or financial condition of the group. In respect of each of the claims below, the nature and progression of such proceedings and investigations can make it difficult to predict the impact they will have on the group. There are many reasons why we cannot make these assessments with certainty, including, among others, that they are in early stages, no damages or remedies have been specified, and/or the often slow pace of litigation.

Italian business

Following the group’s announcement with respect to our investigation into our Italian business in January 2017, three purported securities class action complaints were filed against the company and certain current and former officers in United States courts. The two actions brought in New York have since been voluntarily dismissed by the plaintiffs in those actions. On 21 November 2017, the lead plaintiff in the District of New Jersey action filed an amended complaint brought on behalf of purchasers of BT Group ADRs between May 2013 and January 2017, regarding allegations that the company made materially false and/or misleading statements during the class period. On 22 January 2018 we filed our motion to dismiss the amended complaint and the plaintiffs filed their reply to that motion on 23 March 2018. We filed our response to their reply on 7 May 2018 and expect the court to schedule oral argument on the motion.

262 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

30. Financial commitments and contingent liabilities continued

The issues in Italy have also resulted in engagement with certain of our regulators and other authorities. We are cooperating fully with these bodies.

Phones 4U

In December 2016, the administrators of Phones 4U Limited (P4U) started legal proceedings in the High Court in the United Kingdom against EE, claiming payments under a retail trading agreement for sums then due in respect of revenues (net of costs) from certain customers prior to P4U entering administration. This sharing of revenue under the retail trading agreement was due to continue until September 2019, with related payments continuing until April 2021. On 8 May 2018 we reached a confidential agreement with the administrators of P4U to settle this matter. This settlement is in line with the accruals we held to cover potential payments required by EE.

Since 2015 the administrators have separately made allegations that EE and other mobile network operators colluded to procure P4U’s insolvency. We dispute these allegation vigorously and to date no proceedings have been issued.

Hutchinson 3G Limited

In May 2016, Hutchinson 3G Limited (H3G) brought legal proceedings in the High Court in the United Kingdom against EE, alleging breach of contract relating to alleged delays in the roll out of certain free carrier coverage to H3G. H3G is entitled to this free carrier coverage under arrangements agreed following the merger of Orange and T-Mobile, predecessors of EE. H3G claimed damages relating to loss of business of £167m. During the year the parties have resolved this matter to their mutual satisfaction and have discontinued the High Court proceedings.

Brazilian tax claims

The Brazilian state tax authorities have made tax demands against certain Brazilian subsidiaries relating to the Tax on Distribution of Goods and Services (ICMS), an indirect tax imposed on the provision of telecommunications services in Brazil. The state tax authorities are seeking to impose ICMS on revenues earned on activities that the company does not consider as being part of the provision of telecommunications services, such as equipment rental and managed services. We have disputed the basis on which ICMS is imposed and the rate which the tax authorities are seeking to apply. We currently have 32 ICMS cases with a current potential value of £219m all covering assessments made for the period up to 2012, except for one case valued at £1.2m that covers the period 2013 to 2016. The judicial process is likely to take many years. There are eight cases, worth approximately £43m, that are pending appeal before the Sao Paulo Court of Appeal. A hearing for these eight cases took place on 21 February 2018 and a further hearing will take place in the coming months.

Regulatory matters

In respect of regulatory risks, the group provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. Estimates are used in assessing the likely value of the regulatory risk. The ultimate liability may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement.

We hold provisions for regulatory risks. These provisions cover the following issues:

Deemed Consent

Deemed Consent is an agreed process between Openreach and its Communications Provider (CP) customers, which allows Openreach to halt the installation and reschedule the delivery date for providing dedicated business services (known as Ethernet) in a number of specific circumstances where it is beyond its control. Ofcom found that Openreach had breached its contractual and regulatory obligations by inadequately and retrospectively applying Deemed Consent to reduce compensation payments to CPs between January 2013 and December 2014.

We continue to estimate the total compensation payments will amount to around £300m. However, the precise amount will result from discussions with affected parties, and could result in lower or higher payments.

Other regulatory matters

The remaining provision reflects management’s estimates of regulatory risks across a range of issues, including price and service issues. The precise outcome of each matter depends on whether it becomes an active issue, and the extent to which negotiation or regulatory decisions will result in financial settlement.

263 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

31. Post balance sheet events

Changes to our segments

From 1 April 2018, our existing BT Consumer and EE divisions have been brought together into a combined division, Consumer, to drive converged products and accelerate transformation. From 1 October 2018, our existing Business and Public Sector and Wholesale and Ventures divisions will be brought together into a combined division, Enterprise, to accelerate transformation, simplify our operating model and strengthen accountabilities.

These businesses operated and were reported separately throughout 2017/18 and therefore have been presented as separate operating segments throughout these accounts.

These organisational changes do not impact the results of Global Services or Openreach and there is no impact on the total group results, balance sheet or cash flows. There are no internal revenue and costs between EE and BT Consumer. In 2017/18, there were £32m (2016/17: £22m, 2015/16: £24m) of internal revenue and costs between Business and Public Sector and Wholesale and Ventures.

We have set out below the segment analysis outlining the impacts of this change that will be applicable to the annual financial statements for 2018/19. Full details of the internal revenue and costs at the disaggregated level are provided in Note 4.

Segment revenue and profit

Year ended 31 March 2018	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m

Segment revenue	10,360	6,540	5,013	5,123	8	27,044
Internal revenue	(103)	(217)	–	(2,978)	–	(3,298)
Revenue from external customers[a]	10,257	6,323	5,013	2,145	8	23,746
EBITDA[b]	2,376	2,172	434	2,520	3	7,505
Depreciation and amortisation	(992)	(676)	(424)	(1,360)	(62)	(3,514)
Operating profit (loss)[a]	1,384	1,496	10	1,160	(59)	3,991
Specific items						(610)
Operating profit						3,381
Net finance expense[c]						(764)
Share of post tax loss of associates and joint ventures						(1)
Profit before tax						2,616

Year ended 31 March 2017	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m

Segment revenue	10,024	6,845	5,479	5,098	10	27,456
Internal revenue	(100)	(238)	–	(3,036)	–	(3,374)
Revenue from external customers[a]	9,924	6,607	5,479	2,062	10	24,082
EBITDA[b]	2,168	2,362	495	2,633	(13)	7,645
Depreciation and amortisation	(989)	(658)	(439)	(1,369)	(55)	(3,510)
Operating profit (loss)[a]	1,179	1,704	56	1,264	(68)	4,135
Specific items						(968)
Operating profit						3,167
Net finance expense[c]						(804)
Share of post tax loss of associates and joint ventures						(9)
Profit before tax						2,354

[a]	Before specific items.
[b]	EBITDA is stated before specific items and is the group’s profitability measure for segments.
[c]	Net finance expense includes specific item expense of £218m (2016/17: £210m, 2015/16: £229m).

264 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

31. Post balance sheet events continued

Year ended 31 March 2016	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m

Segment revenue	5,449	6,544	5,074	5,100	11	22,178
Internal revenue	(72)	(169)	–	(3,058)	–	(3,299)
Revenue from external customers[a]	5,377	6,375	5,074	2,042	11	18,879
EBITDA[b]	1,228	2,169	479	2,659	(76)	6,459
Depreciation and amortisation	(353)	(537)	(422)	(1,301)	(18)	(2,631)
Operating profit (loss)[a]	875	1,632	57	1,358	(94)	3,828
Specific items						(215)
Operating profit						3,613
Net finance expense[c]						(712)
Share of post tax loss of associates and joint ventures						6
Profit before tax						2,907

[a]  Before specific items.

[b]  EBITDA is stated before specific items and is the group’s profitability measure for segments.

[c] Net finance expense includes specific item expense of £218m (2016/17: £210m, 2015/16: £229m).

Internal revenue and costs

Year ended 31 March 2018	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m

Internal revenue recorded by
Consumer	–	65	20	–	18	103
Enterprise	67	–	42	42	66	217
Global Services	–	–	–	–	–	–
Openreach	896	442	125	–	1,515	2,978
Total	963	507	187	42	1,599	3,298

Year ended 31 March 2017	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m

Internal revenue recorded by
Consumer	–	62	20	–	18	100
Enterprise	63	–	62	39	74	238
Global Services	–	–	–	–	–	–
Openreach	910	496	158	–	1,472	3,036
Total	973	558	240	39	1,564	3,374

Year ended 31 March 2016	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m

Internal revenue recorded by
Consumer	–	31	23	–	18	72
Enterprise	73	–	40	56	–	169
Global Services	–	–	–	–	–	–
Openreach	905	526	173	–	1,454	3,058
Total	978	557	236	56	1,472	3,299

Capital expenditure

Year ended 31 March 2018	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m

Intangible assets	236	180	92	70	64	642
Property, plant and equipment	683	353	186	1,588	70	2,880
Capital expenditure[a]	919	533	278	1,658	134	3,522

Year ended 31 March 2017	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m

Intangible assets	225	141	126	74	55	621
Property, plant and equipment	628	360	235	1,499	111	2,833
Capital expenditure[a]	853	501	361	1,573	166	3,454

[a]	Net of government grants.

265 Annual Report 2018 BT Group plc

Notes to the consolidated financial statements continued

31. Post balance sheet events continued

Year ended 31 March 2016	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m

Intangible assets	117	106	62	62	65	412
Property, plant and equipment	186	256	293	1,385	90	2,210
Capital expenditure[a]	303	362	355	1,447	155	2,622

[a]	Net of government grants.

As at 31 March 2018, Consumer had 18,200 (2016/17: 17,900, 2015/16: 15,700) employees and an average of 18,000 (2016/17: 16,800, 2015/16: 7,600) for the year on a full-time equivalent basis. Enterprise had 13,900 as at 31 March 2018 (2016/17: 14,100, 2015/16: 14,000) and an average of 14,200 for the year ended 31 March 2018 (2016/17: 13,900, 2015/16: 13,100).

Consumer had trade receivables not passed due of £363m (2016/17: £463m, 2015/16: £405m) and accrued income of £208m (2016/17: £260m, 2015/16: £395m) as at 31 March 2018. Enterprise had trade receivables not passed due of £345m (2016/17: £275m, 2015/16: £191m) and accrued income of £279m (2016/17: £318m, 2015/16: £245m).

Contingent liabilities

Since the reporting date, we have reached a confidential settlement with the administrators of P4U regarding its claim for revenue share which relates to certain customers prior to P4U insolvency. This settlement is in line with the accruals we held to cover potential payments required by EE.

Acquisition of spectrum

In April 2018 we secured 40MHz of 3.4GHz spectrum at a cost of £304m allowing us to progress with our 5G plans and strengthening our position as the mobile network leader. The spectrum auction bidding cut across the 2017/18 and 2018/19 financial years. We had £325m on deposit with Ofcom at 31 March 2018, the excess deposit balance of £21m has since been refunded.

Strategy update

In May 2018 we are announcing an update to our strategy to accelerate leadership in converged connectivity and services. Our strategy will drive sustainable growth in value by focusing on delivering differentiated customer experiences, investing in integrated network leadership, and transforming our operating model and includes the repositioning of Global Services as a more focused digital business. This also includes the next phase of our restructuring programme. This programme involves the reduction of c13,000 mainly back office and middle management roles at a cost of £800m with a two-year payback and expected year three cash cost reduction of £1.5bn. The balances of the first phase of our restructuring programme (£60m of cost and removal of 1,200 FTE roles) and our EE integration programme (further run rate synergies of £110m) are included in this wider transformation programme.

Triennial valuation of BT Pension Scheme

In May 2018 we concluded the 30 June 2017 triennial valuation of the BT Pension Scheme. Details are set out in note 20.

266 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Financial Statements of BT Group plc

BT Group plc company balance sheet

Registered number 04190816

At 31 March	Notes	2018 £m	2017 £m

Non-current assets
Investments	2	10,885	10,801
Trade and other receivables[a]		6,928	6,783
		17,813	17,584
Current assets
Trade and other receivables[a]		112	283
Cash and cash equivalents		6	2
		118	285
Current liabilities
Trade and other payables[b]		75	78
		75	78
Total assets less current liabilities		17,856	17,791
Non-current liabilities
Loans and other borrowings[c]		2,983	1,371
		2,983	1,371
Equity
Ordinary shares		499	499
Share premium		1,051	1,051
Capital redemption reserve		27	27
Merger reserve	3	5,649	5,649
Own shares		(186)	(96)
Retained profit[d]		7,833	9,290
Total equity		14,873	16,420
		17,856	17,791

[a]	Trade and other receivables primarily relate to a £1,010m equity placing raised in February 2015 and net proceeds of £7,507m, before £3m of issue costs, relating to the sale of EE to British Telecommunications plc on 29 January 2016, subsequently £1,775m of the loan receivable relating to the sale of EE has been repaid. The balance consists of two loans to group undertakings of £1,044m (2016/17: £1,024m) repayable on 31 January 2058 and £5,884m (2016/17: £5,578m) repayable on 21 December 2064. The loans attract interest of LIBOR plus 90 basis points (2016/17: Libor plus 90 basis points). Accrued interest of £112m (2016/17: £150m) is included in current trade and other receivables.
[b]	Trade and other payables consists of loans from group undertakings of £34m (2016/17: £32m) and other creditors of £41m (2016/17: £46m).
[c]	Loans and other borrowings consist of a loan from group undertakings of £2,983m (2016/17: £1,371m). The loan is repayable on 31 January 2058 and attracts interest of LIBOR plus 90 basis points (2016/17: LIBOR plus 90 basis points).
[d]	As permitted by Section 408(3) of the Companies Act 2006, no profit and loss account of the company is presented. The profit for the financial year, dealt with in the profit and loss account of the company was £61m (2016/17: £97m).

The financial statements of the company on pages 267 to 270 were approved by the Board of Directors on 9 May 2018 and were signed on its behalf by:

Jan du Plessis

Chairman

Gavin Patterson

Chief Executive

Simon Lowth

Chief Financial Officer

267 Annual Report 2018 BT Group plc

BT Group plc company statement of changes in equity

	Note	Called up share capital £m	[a]	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Own shares £m [b]	Profit and loss account £m [b,c]	Total £m

At 1 April 2016		499		1,051	27	7,424	(115)	8,952	17,838
Profit for the financial year		–		–	–	–	–	97	97
Transfer to realised profit	3	–		–	–	(1,775)	–	1,775	–
Dividends paid		–		–	–	–	–	(1,436)	(1,436)
Capital contribution in respect of share-based payments		–		–	–	–	–	57	57
Net buyback of own shares		–		–	–	–	19	(155)	(136)

At 1 April 2017		499		1,051	27	5,649	(96)	9,290	16,420
Profit for the financial year		–		–	–	–	–	61	61
Dividends paid		–		–	–	–	–	(1,524)	(1,524)
Capital contribution in respect of share-based payments		–		–	–	–	–	84	84
Net buyback of own shares		–		–	–	–	(90)	(78)	(168)
At 31 March 2018		499		1,051	27	5,649	(186)	7,833	14,873

[a]	The allotted, called up and fully paid ordinary share capital of the company at 31 March 2018 was £499m (31 March 2017: £499m), representing 9,968,127,681 (31 March 2017: 9,968,127,681) ordinary shares of 5p each.
[b]	In 2017/18, 38,627,352 shares (2016/17: 49,758,963) were issued from Own shares to satisfy obligations under employee share schemes and executive share awards at a cost of £130m (2016/17: £225m). At 31 March 2018, 59,249,666 shares (31 March 2017: 21,993,165) with an aggregate nominal value of £1m (31 March 2017: £1m) were held as part of Own shares at cost.
[c]	As permitted by Section 408(3) of the Companies Act 2006, no profit and loss account of the company is presented. The profit for the financial year, dealt with in the profit and loss account of the company was £61m (2016/17: £97m).

268 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Notes to the company financial statements

1. BT Group plc accounting policies

Principal activity

The principal activity of the company is to act as ultimate holding company of the BT group.

Accounting basis

As used in these financial statements and associated notes, the term ‘company’ refers to BT Group plc (a public company limited by shares). These separate financial statements of the company are prepared in accordance with, and presented as required by, the Companies Act 2006 as applicable to companies using Financial Reporting Standard 101 (FRS 101). These financial statements have been prepared in accordance with FRS 101. FRS 101 incorporates, with limited amendments, International Financial Reporting Standards (IFRS).

Financial statements

The financial statements are prepared on a going concern basis and under the historical cost convention.

As permitted by Section 408(3) of the Companies Act 2006, the company’s profit and loss account has not been presented.

New and amended accounting standards

effective during the year

There have been no new or amended accounting standards or interpretations adopted during the year that have a significant impact on the financial statements.

Exemptions

As permitted by FRS 101, the company has taken advantage of the disclosure exemptions available under that standard in relation to business combinations, share-based payments, non-current assets held for sale, financial instruments, capital management, and presentation of comparative information in respect of certain assets, presentation of a cash flow statement, standards not yet effective, impairment of assets and related party transactions. The company intends to continue to take advantage of these exemptions in future years. Further detail is provided below.

Where required, equivalent disclosures have been given in the consolidated financial statements of BT Group plc.

The BT Group plc consolidated financial statements for the year ended 31 March 2018 contain a consolidated cash flow statement. Consequently, as permitted by IAS 7 ‘Statement of Cash flow’, the company has not presented its own cash flow statement.

The BT Group plc consolidated financial statements for the year ended 31 March 2018 contain related party disclosures.

Consequently, the company has taken advantage of the exemption in IAS 24, ‘Related Party Disclosures’ not to disclose transactions with other members of the BT Group. The BT Group plc consolidated financial statements for the year ended 31 March 2018 contain financial instrument disclosures which comply with IFRS 7, ‘Financial Instruments: Disclosures’. Consequently, the company is exempt from the disclosure requirements of IFRS 7 in respect of its financial instruments.

Investments

Investments are stated at cost and reviewed for impairment if there are indicators that the carrying value may not be recoverable. An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by continuing to hold the asset and benefiting from the net present value of the future cash flows of the investment.

Taxation

Full provision is made for deferred taxation on all temporary differences which have arisen but not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be sufficient taxable profits from which the underlying timing differences can be deducted. The deferred tax balances are not discounted.

Dividends

Dividend distributions are recognised as a liability in the year in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meetings by shareholders. Dividend income is recognised on receipt.

Share capital

Ordinary shares are classified as equity. Repurchased shares of the company are recorded in the balance sheet as part of Own shares and presented as a deduction from shareholders’ equity at cost.

Cash

Cash includes cash on hand and bank deposits repayable on demand.

Share-based payments

The company does not incur a charge for share-based payments. However, the issuance by the company of share options and awards to employees of its subsidiaries represents additional capital contributions to its subsidiaries. An addition to the company’s investment in subsidiaries is recorded with a corresponding increase in equity shareholders’ funds. The additional capital contribution is determined based on the fair value of options and awards at the date of grant and is recognised over the vesting period.

269 Annual Report 2018 BT Group plc

Notes to the company financial statements continued

2. Investments

Cost	Total £m

At 1 April 2016	10,744
Additions	57
At 31 March 2017	10,801
Additions	84
At 31 March 2018	10,885

Additions of £84m (2016/17: £57m) comprise capital contributions in respect of share-based payments.

The company held a 100% investment in BT Group Investments Limited, a company registered in England and Wales, throughout 2017/18 and 2016/17.

3. Merger reserve

On 29 January 2016, the company issued 1,594,900,429 ordinary shares of 5p at 470.70p per share resulting in a total of £80m being credited to the share capital.

These shares were used as part consideration for the acquisition of EE, which completed on 29 January 2016. As a result of this transaction, a merger reserve was created of £7,424m net of £3m issue costs. The acquisition of EE was structured by way of a share-for-share exchange. This transaction fell within the provisions of Section 612 of the Companies Act 2006 (merger relief) such that no share premium was recorded in respect of the shares issued. The company chose to record its investment in EE at fair value and therefore recorded a merger reserve equal to the value of the share premium which would have been recorded had Section 612 of the Companies Act 2006 not been applicable ie equal to the difference between the fair value of EE and the aggregate nominal value of the shares issued).

This merger reserve was initially considered unrealised on the basis it was represented by the investment in EE. This was not considered to represent qualifying consideration (in accordance with Tech 02/10 (Guidance on the determination of realised profits and losses in the context of distributions under the Companies Act 2006)), as superseded by Tech 02/17 (Guidance on realised and distributable profits under the Companies Act 2006).

Immediately following the acquisition of EE, the company’s investment in EE was transferred to BT in exchange for an intercompany loan. To the extent the loan is settled in qualifying consideration, the related proportion of the merger reserve is considered realised. Hence the merger reserve is an unrealised reserve until it is realised by the settlement of the intercompany loan by qualifying consideration.

4. Other information

Dividends

The Board recommends that a final dividend in respect of the year ended 31 March 2018 of 10.55p per share will be paid to shareholders on 3 September 2018, taking the full year proposed dividend in respect of 2017/18 to 15.4p (2016/17: 15.4p, 2015/16: 14.0p) which amounts to approximately £1,524m (2016/17: £1,532m, 2015/16: £1,324m). This final dividend is subject to approval by shareholders at the Annual General Meeting and therefore the liability of approximately £1,044m (2016/17: £1,050m, 2015/16: £954m) has not been included in these financial statements. The proposed dividend will be payable to all shareholders on the Register of Members on 10 August 2018.

Employees

The chairman, the executive directors and the group general counsel and company secretary of BT Group plc were the only employees of the company during 2017/18 and 2016/17. The costs relating to qualifying services provided to the company’s principal subsidiary, British Telecommunications plc, are recharged to that company.

270 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Related undertakings

Subsidiaries

Company name	Activity	Group interest in allotted capital[a]	Registered Address and Country of incorporation
Held directly
BT Group Investments Limited	Holding company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
Held via other group companies
British Telecommunications plc	Communications related services and products provider	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
América Inalámbrica S.A.	Communications related services, systems integration and products provider	100% common	Calle 113, 7 - 21 Piso 11, Torre A. Oficina 1112, Bogota, Colombia
Atlanet SpA	Communications related services, systems integration and products provider	99% ordinary	Via Pianezza n° 123, Torino, Italy
Autumnwindow Limited	Property company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
Autumnwindow No.2 Limited	Finance company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
Autumnwindow No.3 Limited	Property company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
B. Telecomunicações, Cabo Verde, Sociedade Unipessoal, SA	In liquidation	100% ordinary	Avenida Andrade Corvo, 30, Praia, CP63, Cabo Verde
B.T. Communication Israel Ltd	Communications related services, systems integration and products provider	100% ordinary	Beit Oz, 14 Abba Hillel Silver Rd, Ramat Gan, 52506, Israel
Basictel SpA	Communications related services, systems integration and products provider	99% ordinary	Via Tucidide 56, Torre 7, 20134, Milano, Italy
Belmullet Limited	Investment company	100% ordinary	Third Floor, St Georges Court, Upper Church Street, Douglas, IM1 1EE, Isle of Man
BPSLP Limited	Communications related services, systems integration and products provider	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
Bruning Limited	Finance company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT (Barbados) Limited	Communications related services, systems integration and products provider	100% ordinary	The Gabbles, Haggatt Hall, St Michael, Barbados
BT (Germany) GmbH & Co. oHG	Communications related services and products provider	100% ordinary	Barthstraße 4, 80339, Munich, Germany
BT (Gibraltar) Limited	Communications related services and products provider	100% ordinary	Montagu Pavilion, 8-10 Queensway, Gibraltar
BT (India) Private Limited	Communications related services and products provider	100% ordinary	11th Floor, Eros Corporate Tower, Opp. International Trade Tower, Nehru Place, New Delhi, 110019, India
BT (India) Private Limited Singapore Branch[b]	Trade and export of network IT equipment	100% –	8 Changi Business Park Ave (South Tower), #08-51 UE Bizhub East, Singapore, 486018, Singapore
BT (International) Holdings Limited	Investment/holding company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT (International) Holdings Limited (Jordan)	Communications related services, systems integration and products provider	100% ordinary	Al Mirad Building – Second Floor, Wadi Saqra Street Amman – P.O.Box 962178 Amman 11196, Jordan
BT (Netherlands) Holdings B.V.	Holding company	100% ordinary	Minerva & Mercurius building, Herikerbergweg 2, 1101CM, Amsterdam Zuidoost, Netherlands
BT (Nigeria) Limited	Communications related services and products provider	100% ordinary	ADOL House, 15 CIPM Avenue, Central Business District, Alausa, Ikeja, Lagos, Nigeria
BT (RRS LP) Limited	Investment/holding company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom

271 Annual Report 2018 BT Group plc

Related undertakings continued

Company name	Activity	Group interest in allotted capital[a]	Registered Address and Country of incorporation
BT (SL) Limited	Communications related services and products provider	100% ordinary	84 Dundas Street, Freetown, Sierra Leone
BT (Vietnam) Co. Ltd.	Communications related services and products provider	100% ordinary	16th Floor, Saigon Tower, 29 Le Duan Road, District 1 Ho Chi Minh City, Socialist Republic of Vietnam
BT Albania Limited SH.P.K	Communications related services and products provider	100% ordinary	Rr. Murat Toptani, Eurocol Center, Kati 8, Tirana, Albania
BT Algeria Communications SARL	Communications related services and products provider	100% ordinary	20 Micro zone d’Activités Dar El Madina, Bloc B, Loc N01 Hydra, Alger, 16000, Algeria
BT Americas Holdings Inc.	Holding company	100% common	c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
BT Americas Inc.	Communications related services, systems integration and products provider	100% common	c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
BT Argentina S.R.L.	Communications related services and products provider	100% ordinary	Lola Mora 421, 15th Floor, Puerto Madero, Buenos Aires, C1107DDA, Argentina
BT Australasia Pty Limited	Communications related services and products provider	100% ordinary 100% preference	Level 1, 76 Berry Street, North Sydney NSW 2060, Australia
BT Australasia Pty Limited – New Zealand Branch[b]	Communications related services, systems integration and products provider	100% –	c/- BDO Auckland, Level 4, 4 Graham Street, Auckland, 1010, New Zealand
BT Austria GmbH	Communications related services, systems integration and products provider	100% ordinary	Louis-Häfliger-Gasse 10, 1210, Wien, Austria
BT Azerbaijan Limited, Limited Liability Company	Communications related services, systems integration and products provider	100% ordinary	The Landmark III Building, 8th Floor, c/o Deloitte & Touche, 96 Nizami Street, Baku, AZ 1010, Azerbaijan
BT Belgrade d.o.o	Communications related services, systems integration and products provider	100% ordinary	Dimitrija Georgijevica Starike 20, Belgrade, 11070, Serbia, Republic of
BT BELRUS Foreign Limited Liability Company	Communications related services, systems integration and products provider	100% ordinary	58 Voronyanskogo St, Office 89, Minsk 220007, Belarus
BT Bilisim Hizmetleri Anonim Şirketi	Communications related services, systems integration and products provider	100% ordinary	Yenisahra Mahallesi, Yavuz Selim Caddesi No 19/A, Atasehir, Istanbul, Turkey
BT Brasil Serviços de Telecomunicações Ltda	Communications related services, systems integration and products provider	100% quotas	Rodovia SP 101, KM 9,5, Trecho Campinas- Monte Mor, Unidade 27, Bloco Beta, Distrito Industrial, Hortolandia - SP- CEP, Sao Paolo, 13185-900, Brazil
BT Broadband Luxembourg Sàrl	Holding company	100% ordinary	12 rue Eugene Ruppert, L 2453, Luxembourg
BT Bulgaria EOOD	Communications related services, systems integration and products provider	100% ordinary	51B Bulgaria Blvd., fl. 4, Sofia, 1404, Bulgaria
BT Business Direct Limited	Technology equipment retailer	100% ordinary	Alpha & Beta House, Enterprise Park, Horwich, Bolton, Lancs, BL6 6PE, United Kingdom
BT Cables Limited	Manufacture of telecommunications and rail signalling cables	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Cables MEA FZE	Sale of telecommunications and rail signalling cables	100% ordinary	Office No. TPOFCB0505, Jabal Ali, Dubai, United Arab Emirates
BT Canada Inc.	Communications related services	100% common	200 King St W, Suite 1904, Toronto ON M5H 3T4, Canada
BT Centre Nominee 2 Limited	Property company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT China Communications Limited	Communications related services, systems integration and products provider	50% ordinary	Unit 1537B, Floor 15th, No. 55, Xili Road, Shanghai Free Trade Zone, Shanghai, China
BT China Limited	Communications related services, systems integration and products provider	100% registered	Room 702A, Tower W3, Oriental Plaza, 1 East Chang An Avenue, Dongcheng, Beijing, 100738, China

272 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Company name	Activity	Group interest in allotted capital[a]	Registered Address and Country of incorporation
BT China Limited – Shanghai Branch Office[b]	Communications related services, systems integration and products provider	100% –	Room 2101-2103, 21/F, International Capital Plaza, No. 1318 North Sichuan Road, Hong Kou District, Shanghai, 200080, China
BT Colombia Limitada	Communications related services, systems integration and products provider	100% quotas	Calle 113 , 7 - 21 Piso 11, Torre A. Oficina 1112, Bogota, Colombia
BT Communications Bangladesh Limited	Communications related services, systems integration and products provider	100% ordinary	House 51 (3rd Floor), Road 9, Block F, Banani, Dhaka, 1213, Bangladesh
BT Communications do Brasil Limitada	Communications related services, technology consulting and products provider	100% quotas	Avenida Das Naçôes Unidas, 4777- 14 andar- Parte- Jardim Universidade, São Paulo- SP- CEP, 05477- 000, Brazil
BT Communications Ireland Group Limited	Holding company	100% ordinary	2 Grand Canal Plaza, Upper Grand Canal Street, Dublin 4, Republic of Ireland
BT Communications Ireland Group Limited – UK Branch[b]	Communications related services, systems integration and products provider	100% –	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Communications Ireland Holdings Limited	Holding company	100% ordinary	2 Grand Canal Plaza, Upper Grand Canal Street, Dublin 4, Republic of Ireland
BT Communications Ireland Limited	Telecommunications service provider	100% ordinary	2 Grand Canal Plaza, Upper Grand Canal Street, Dublin 4, Republic of Ireland
BT Communications Kenya Limited	Communications related services, systems integration and products provider	100% ordinary	6th Floor, Virtual Offices, Morningside Office Park,Ngong Road, Nairobi, Kenya
BT Communications Lanka (Private) Limited	Communications related services, systems integration and products provider	100% ordinary	65/2, Sir Chittampalam A., Gardiner Mawatha, Colombo, 2, Sri Lanka
BT Communications Philippines Incorporated	Communications related services, systems integration and products provider	100% ordinary	18th Floor, Philamlife Tower, 8767 Paseo de Roxas, Makati City, 1226, Philippines
BT Communications Sales LLC	Communications related services	100% units	c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
BT Communications Sales, LLC Puerto Rico branch[b]	Communications related services	100% –	The Prentice-Hall Corporation System, Puerto Rico, Inc., c/o Fast Solutions, LLC , Citi Tower, 252 Ponce de Leon Avenue, Floor 20, San Juan, Puerto Rico, 00918, Puerto Rico
BT Communications Services South Africa (Pty) Limited	Communications related services, systems integration and products provider	70% ordinary	BT Building, Woodmead North Office Park, 54 Maxwell Drive, Woodmead, South Africa
BT Conferencing Video Inc.	Audio, video and web collaboration service provider	100% common	c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
BT Cornwall Limited	Employment company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Corporate Trustee Limited	Finance company	100% limited by guarantee	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Cote D’Ivoire	Communications related services, systems integration and products provider	100% ordinary	29 Boulevard Clozel, 01 BP 3586, Abidjan 01, Cote d’Ivoire
BT de Panama, S.R.L.	Communications related services, systems integration and products provider	100% ordinary	Edificio Credicorp Bank, Piso 3, Oficina 301, Cuidad de Panama, Panama
BT Denmark ApS	Communications related services, systems integration and products provider	100% ordinary	Havnegade 39, 1058, Kobenhavn K, Denmark
BT Deutschland GmbH	Communications related services, systems integration and products provider	100% ordinary	Barthstraße 4, 80339, Munich, Germany
BT Directories Limited	In liquidation	100% ordinary	BDO LLP, 55 Baker Street, London, W1U 7EU, United Kingdom

273 Annual Report 2018 BT Group plc

Related undertakings continued

Company name	Activity	Group interest in allotted capital[a]	Registered Address and Country of incorporation
BT Dominican Republic, S. A.	Communications related services, systems integration and products provider	100% ordinary	Av. Abraham Lincoln Esq. Jose Amado Soler, Edif. Progresso, Local 3-A, Sector Ens. Serralles, Santo Domingo, Dominican Republic
BT e-Serv (India) Private Limited	Provision of IT enabled services	100% equity	11th Floor, Eros Corporate Tower, Opp. International Trade Tower, Nehru Place, New Delhi, 110019, India
BT Eighty-Four Limited	In liquidation	100% ordinary	1 More London Place, London, SE1 2AF
BT El Salvador, Limitada de Capital Variable	Communications related services, systems integration and products provider	100% ordinary	Edificio Centro Profesional Madre Tierra, Local 10, Piso 1, Santa Elena, Antiguo Cuscatlan, El Salvador
BT Enìa Telecomunicazioni S.P.A.	Communications related services	87% ordinary	Strada S. Margherita n° 6/a, Parma, Italy
BT ESPAÑA, Compañia de Servicios Globales de Telecommunicaciones, S.A	Communications related services and products provider	100% ordinary	C/ Isabel Colbrand 6-8, 28050, Madrid, Spain
BT European Investments Limited	Investment/holding company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Facilities Services Limited	Provision of facilities management services	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Federal Inc.	Communications related services for US federal government	100% common	c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
BT Fifty	Finance company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Fifty-One	Finance company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Fifty-Three Limited	Holding company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Fleet Limited	Fleet management	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Forty-Nine	Holding company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT France S.A.S.	Communications related services, systems integration and products provider	100% ordinary	Tour Ariane, 5 place de la Pyramide, La Defense Cedex, 92088 PARIS, France
BT Frontline Outsourcing Sdn Bhd	In liquidation	100% ordinary	Menara BT, Level 8, Tower 3, Avenue 7, Bangsar South, No.8, Jalan Kerinchi, 59200, Kuala Lumpur, Malaysia
BT Gabon Limited	In liquidation	100% Franc CFA	Centre Ville Avenue Alfred, Marche Imm. 2 AG BP 3927, Libreville, Gabon
BT Garrick GmbH	Holding company	100% ordinary	Barthstraße 4, 80339, Munich, Germany
BT Georgia Limited LLC	Communications related services, systems and products provider	100% –	74 Ilia Chavchavadze Avenue, Tbilisi, Georgia
BT Ghana Limited	Provision of IT network services and IT solutions	100% ordinary	11 Adaman Loop, Tesano, Accra, Ghana
BT Global (Venezuela) S.A.	Communications related services, systems integration and products provider	100% ordinary	Edificio Parque Cristal, Torre Este, Piso 1, Ofic. 06, Av. Francisco de Miranda, Los Palos Grandes, Caracas, Venezuela
BT Global Business Services Private Limited	Provision of IT enabled services	100% ordinary	11th Floor, Eros Corporate Tower, Opp. International Trade Tower, Nehru Place, New Delhi, 110019, India
BT Global Communications (Ireland) Limited	Property company	100% ordinary	2 Grand Canal Plaza, Upper Grand Canal Street, Dublin 4, Republic of Ireland
BT Global Communications (Mauritius) Limited	Communications related services, systems integration and products provider	100% ordinary	10 Frere Felix De Valois Street, Port Louis, Mauritius
BT Global Communications do Brasil Limitada[a]	Communications related services, systems integration and products provider	100% quotas	Avenida Das Naçôes Unidas, 4777- 17 andar- Parte- Jardim Universidade, São Paulo- SP- CEP, 05477- 000, Brazil
BT Global Communications India Private Limited	Communications related services	74% ordinary	11th Floor, Eros Corporate Tower, Opp. International Trade Tower, Nehru Place, New Delhi, 110019, India

274 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Company name	Activity	Group interest in allotted capital[a]	Registered Address and Country of incorporation
BT Global Costa Rica SRL	Communications related services, systems integration and products provider	100% ordinary	Centro Corporativo Internacional, Piso 1, Avenida 6 y 8, Calle 26 y 28, Barrio Don Bosco, Costa Rica
BT Global Japan Corporation	Communications related services, systems integration and products provider	100% ordinary	ARK Mori Building, 12-32 Akasaka, 1-Chome, Minato- Ku, Tokyo, 107 - 6024, Japan
BT Global Services (Dalian) Co. Ltd.	Communications related services, systems integration and products provider	100% registered	No. 31 Software Park Road, Tower A, Science & Technology Building, Dalian Software Park, Dalian, 116023, China
BT Global Services (M) Sdn Bhd	Communications related services, systems integration and products provider	100% ordinary	Menara BT, Level 8, Tower 3, Avenue 7, Bangsar South, No.8, Jalan Kerinchi, 59200, Kuala Lumpur, Malaysia
BT Global Services Botswana (Proprietary) Limited	Communications related services, systems integration and products provider	100% ordinary	Plot 113, Unit 28 Kgale Mews, Gaborone International Finance Park, Gaborone, PO BOX 1839, Botswana
BT Global Services Korea Limited.	Communications related services, systems integration and products provider	100% common	8th Floor, KTB Building, 66 Yeoui-daero, Yeongdeungpo-gu, Seoul, 07325, Republic of Korea
BT Global Services Limited[b]	Communications related services, systems integration and products provider	100% –	Via Mario Bianchini 15, 00142 Roma, Italy
BT Global Services Limited	Communications related services, systems integration and products provider	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Global Services Limited Londra Sucursala Bucuresti[b]	Communications related services, systems integration and products provider	100% –	35-37 Oltenitei Str., Cladirea A1, Biroul Nr. 52, Bucharest, Sector 4, Romania
BT Global Services Luxembourg SARL	Communications related services, systems integration and products provider	100% ordinary	12 rue Eugene Ruppert, L 2453, Luxembourg
BT Global Services Solutions Sdn Bhd	Communications related services, systems integration and products provider	100% ordinary	Menara BT, Level 8, Tower 3, Avenue 7, Bangsar South, No.8, Jalan Kerinchi, 59200, Kuala Lumpur, Malaysia
BT Global Services Technologies Pte. Ltd.	Communications related services, systems integration and products provider	100% ordinary	8 Changi Business Park Ave (South Tower), #08-51 UE Bizhub East, Singapore, 486018, Singapore
BT Global Solutions Pte. Ltd.	Communications related services, systems integration and products provider	100% ordinary	8 Changi Business Park Ave (South Tower), #08-51 UE Bizhub East, Singapore, 486018, Singapore
BT Global Technology (M) Sdn. Bhd.	Communications related services, systems integration and products provider	100% ordinary	Menara BT, Level 8, Tower 3, Avenue 7, Bangsar South, No.8, Jalan Kerinchi, 59200, Kuala Lumpur, Malaysia
BT GLOBALNE STORITVE, telekomunikacijske storitve, obdelava podatkov, podatkovnih baz; d.o.o.	Communications related services, systems integration and products provider	100% ordinary	CESTA V MESTNI LOG 1, 1000 LJUBLJANA, Slovenia
BT Group Nominees Limited	Dormant	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Guatemala S.A.	Communications related services, systems integration and products provider	100% unique	3 Avenida 13-78, Zona 10, Torre CitiBank, Nivel 2, Oficina 206, Guatemala, Guatemala
BT Holdings Limited	Investment holding company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Hong Kong Limited	Communications related services and products provider	39% ordinary 61% preference	38 Floor Dorset House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong
BT Hong Kong Ltd. – Macau Branch[b]	Communications related services, systems integration and products provider	100% –	Avenida da.Praia Grande, No. 367-371, Keng Ou Building, 15th andar C, em Macao, Macau
BT International Holdings Limited & Co. LLC	Communications related services, systems integration and products provider	100% ordinary	413, 4th Floor, Maktabi Building, Wattayah, PC 112, Muscat, 2188, Oman
BT IT Services Limited	In liquidation	100% ordinary	BDO LLP, 55 Baker Street, London, W1U 7EU, United Kingdom

275 Annual Report 2018 BT Group plc

Related undertakings continued

Company name	Activity	Group interest in allotted capital[a]	Registered Address and Country of incorporation
BT Italia S.p.A.	Communications related services and products provider	99% ordinary	Via Tucidide 56, Torre 7, 20134, Milano, Italy
BT Jamaica Limited	Communications related services, systems integration and products provider	100% ordinary	26 Beechwood Avenue, Kingston 5, Jamaica
BT Japan Corporation	Communications related services, systems integration and products provider	100% ordinary	ARK Mori Building, 12-32 Akasaka, 1-Chome, Minato- Ku, Tokyo, 107 - 6024, Japan
BT Jersey Limited	Communications related services	100% ordinary	PO Box 264, Forum 4, Grenville Street, St Helier, JE4 8TQ, Jersey
BT Kazakhstan LLP	Communications related services and products provider	100% –	36 Al Farabi Ave., Bldg. B, Almaty Financial District, Almaty, Republic of Kazakhstan, 050059, Kazakhstan
BT Lancashire Services Limited	Communications related services and products provider	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT LatAm (BVI) Corporation	Communications related services, systems integration and products provider	100% common	Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands
BT LatAm (Nevada) Corp.	Communications related services	100% common	c/o Corporation Service Company, 2215-B Renaissance Drive, Las Vegas, NV 89119, United States
BT Latam Argentina S.A	Communications related services and products provider	100% common	Lola Mora 421, 15th Floor, Puerto Madero, Buenos Aires, Buenos Aires, C1107DDA, Argentina
BT LatAm Brasil Ltda.	Communications related services, systems integration and products provider	100% quotas	Rodovia SP 101, KM 9,5, Trecho Campinas- Monte Mor, Unidade 27, Bloco Beta, Distrito Industrial, Hortolandia - SP- CEP, Sao Paolo, 13185-900, Brazil
BT LatAm Colombia S.A.	Communications related services, systems integration and products provider	100% common	Calle 113 , 7 - 21 Piso 11, Torre A. Oficina 1112, Bogota, Colombia
BT LatAm Costa Rica, S.A.	Communications related services, systems integration and products provider	100% common	Centro Corporativo Internacional, Piso 1, Avenida 6 y 8, Calle 26 y 28, Barrio Don Bosco, Costa Rica
BT LatAm Dominicana, S.A.	Communications related services, systems integration and products provider	100% common	Av. Abraham Lincoln Esq. Jose Amado Soler, Edif. Progresso, Local 3-A, Sector Ens. Serralles, Santo Domingo, Dominican Republic
BT LatAm El Salvador, S.A. de CV	Communications related services, systems integration and products provider	100% common	Edificio Centro Profesional Madre Tierra, Local 10, Piso 1, Santa Elena, Antiguo Cuscatlan, El Salvador
BT LatAm Guatemala, S.A.	Communications related services, systems integration and products provider	100% common	3 Avenida 13-78, Zona 10, Torre CitiBank, Nivel 2, Oficina 206, Guatemala, Guatemala
BT LatAm Holdings (Colombia) S. A.	Holding company	100% common	Calle 113, 7 - 21 Piso 11, Torre A. Oficina 1112, Bogota, Colombia
BT LatAm Holdings Brasil Ltda	Holding company	100% common	Avenida Das Naçôes Unidas, 4777- 14 andar- Parte- Jardim Universidade, São Paulo- SP- CEP, 05477- 000, Brazil
BT LatAm Holdings One, Inc.	Holding company	100% common	c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
BT LatAm Holdings Three, Inc.	Holding company	100% common	c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
BT LatAm Holdings Two, Inc.	Holding company	100% common	c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
BT LatAm Honduras, S.A.	Communications related services, systems integration and products provider	100% common	Edificio Plaza Azul, Piso 2 do Nivel, Local No. 26, Colonia Lomas del Guijarro Sur, Avenida Paris, Calle Viena, Tegucigalpa, Honduras
BT LatAm México, S.A. de C.V.	Communications related services, systems integration and products provider	100% common	Av. Renato Leduc 321, Col. Toriello Guerra, 14050 Mexico D.F.

276 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Company name	Activity	Group interest in allotted capital[a]	Registered Address and Country of incorporation
BT LatAm Nicaragua, S.A.	Communications related services, systems integration and products provider	100% common	Edificio Invercasa, 5to Piso, Suite 505, Via Fontana, frente al colegio La Salle, Managua, Nicaragua
BT LatAm Panama, Inc.	Communications related services, systems integration and products provider	100% common	Edificio Credicorp Bank, Piso 3, Oficina 301, Cuidad de Panama, Panama
BT LatAm Peru S.A.C.	Communications related services, systems integration and products provider	100% common	Calle Martir Olaya, 129 of 1901, Miraflores, Lima, Peru
BT LatAm Services, Inc.	Holding company	100% common	c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
BT LatAm Venezuela, S.A.	Communications related services, systems integration and products provider	100% ordinary	Av. Francisco de Miranda, Edificio Parque Cristal, Torre Este, Mezz 2, Local 28, Los Palos Grandes, Caracas 1060, Venezuela
BT LatAm, Inc.	Communications related services	100% common	c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
BT Latvia Limited, Sabiedriba ar ierobezotu atbildibu	Communications related services, systems integration and products provider	100% ordinary	Muitas iela 1A, Riga, LV-1010, Latvia
BT Law Limited	Provision of third party claims handling services	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Lease Holdings Limited	In liquidation	100% ordinary	BDO LLP, 55 Baker Street, London, W1U 7EU, United Kingdom
BT Leasing Limited	In liquidation	100% ordinary	BDO LLP, 55 Baker Street, London, W1U 7EU, United Kingdom
BT Lebanon S.A.L.	Communications related services, systems integration and products provider	100% ordinary	Abou Hamad, Merheb, Nohra & Chedid Law Firm, Chbaro Street, 22nd Achrafieh Warde Building, 1st Floor, Beirut, P.O.BOX 165126, Lebanon
BT LGS Limited	Employment company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Limited[b]	Communications related services, systems integration and products provider	100% –	Telecomlaan 9, 1831 Diegem, Belgium
BT Limited	International telecommunications network systems provider	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Limited[b]	Dormant	100% –	First Floor, Culross Court North, 16 Culross Road, Bryanston 2021, 2021, South Africa
BT Limited Magyarorszagi Fioktelepe[b]	Communications related services, systems integration and products provider	100% –	Budafoki U. 91-93, Budapest, 1117, Hungary
BT Limited Taiwan Branch[b]	Communications related services, systems integration and products provider	100% –	Shin Kong Manhattan Building, 14F, No. 8, Sec. 5, Xinyi Road, Taipei, 11049, Taiwan
BT Limited, Beijing Office[b]	Communications related services, systems integration and products provider	100% –	No. 3 Dong San Huan Bei Lu, Chao Yang District, Beijing, 100027, China
BT Limited, organizacni slozka[b]	Communications related services, systems integration and products provider	100% –	Štětkova 1638, 18, Nusle, 140 00 Praha 4 , Czech Republic
BT Luxembourg Investment Holdings Sarl	Holding company	100% ordinary	12 rue Eugene Ruppert, L 2453, Luxembourg
BT Malawi Limited	Communications related services, systems integration and products provider	100% ordinary	BDO Tax & Advisory Services (Pvt) Ltd, 6th Floor Unit House, 12 Victoria Street PO BOX 3038, Blantyre, Malawi
BT Managed Services (No.2) Limited	Dormant	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Managed Services Limited	Communications related services and products provider	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT MDV Limited	Communications related services, systems integration and products provider	100% ordinary	MD-2001, 65 Stefan cel Mare si Sfant Boulevard, office 806, Chisinau, Republic of Moldova

277 Annual Report 2018 BT Group plc

Related undertakings continued

Company name	Activity	Group interest in allotted capital[a]	Registered Address and Country of incorporation
BT MEA FZ-LLC	Communications related services, systems integration and products provider	100% ordinary	Office No G03, Ground Floor, EIB Building No 04, Dubai, United Arab Emirates
BT Montenegro DOO	Communications related services, systems integration and products provider	100% –	Bulevar revolucije 7, Podgorica, 81000, Montenegro
BT Moorgate LLC	Communications related services	100% units	c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
BT Moorgate LLC – UK Branch[b]	Communications related services	100% –	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Moorgate One Limited	Finance company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Moorgate Two Limited	Finance company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Mozambique, Limitada	Communications related services, systems integration and products provider	100% quotas	Av. 25 de Setembro, 1230, 3º, Bloco 5, Caixa Postal 4200, Maputo, 4200, Mozambique
BT Multimedia (Malaysia) Sdn Bhd	In liquidation	100% ordinary	Level 1 to 8, Tower 3, Avenue 7, Bangsar South, No. 8 Jalan Kerinchi, 59200 Kuala Lumpur, Malaysia
BT Nederland N.V.	Communications related services and products provider	100% ordinary	Minerva & Mercurius building, Herikerbergweg 2, 1101CM, Amsterdam Zuidoost, Netherlands
BT Nederland N.V.[b]	Communications related services, systems integration and products provider	100% –	Via Tucidide 56, Torre 7, 20134, Milano, Italy
BT Newco France S.A.S.	Dormant	100% ordinary	5, Place de la Pyramide, Tour Ariane, 92088, Paris la Defense CEDEX, France
BT Newgate LLC	Communications related services	100% units	c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
BT Newgate LLC – UK Branch[b]	Communications related services	100% –	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Nicaragua S.A.	Communications related services, systems integration and products provider	100% capital	Edificio Invercasa, 5to Piso, Suite 505, Via Fontana, frente al colegio La Salle, Managua, Nicaragua
BT Niger	In liquidation	100% ordinary	57, Rue des Sorkhos, BP 616, Niamey-Niger
BT Nominees Limited	Dormant	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Nordics Finland Oy	Communications related services	100% ordinary	Mannerheimvägen 12 B 6, 00100 Helsinki, Finland
BT Nordics Sweden AB	Communications related services	100% ordinary	Box 30005, 104 25, Stockholm, Sweden
BT Pakistan (Private) Limited	Communications related services, systems integration and products provider	100% ordinary	2nd Floor, Block C, Lakson Square, Building No. 1, Sarwar Shaheed Road, Karachi, 74200, Pakistan
BT Paraguay S.R.L.	Communications related services, systems integration and products provider	100% quotas	Calle Humaita c/Ntra. Sra. de la Asuncion numero 145, Asuncion, Paraguay
BT Peru S.R.L.	Communications related services, systems integration and products provider	100% ordinary	Calle Martir Olaya, 129 of 1901, Miraflores, Lima, Peru
BT Poland Spólka Z Ograniczoną Odpowiedzialnością	Communications related services, systems integration and products provider	100% ordinary	Al. Armii Ludowej 14, 00-638 Warszawa, International Business Center, Poland
BT Portugal – Telecomunicações, Unipessoal, Lda.	Communications related services, systems integration and products provider	100% ordinary	Rua D. Francisco Manuel de Melo 21-1, 1070-085 Lisboa, Portugal
BT Procure L.L.C.	Dormant	100% units	c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
BT Professional Services (Germany) GmbH	Communications related services, systems integration and products provider	100% –	Unterster Zwerchweg 61, 60599 Frankfurt am Main, Germany

278 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Company name	Activity	Group interest in allotted capital[a]	Registered Address and Country of incorporation
BT Professional Services (Holdings) N.V.	Holding company	100% ordinary	Telecomlaan 9, 1831 Diegem, Belgium
BT Professional Services (India) Private Limited	In liquidation	100% ordinary	602, Tower B, RMZ Infinity, Municipal No. 3, Old Madras Road, Benninganahalli, Bengaluru, Karnataka, 560016, India
BT Professional Services (Luxembourg) S.A.	Communications related services, systems integration and products provider	100% ordinary	12 rue Eugene Ruppert, L 2453, Luxembourg
BT Professional Services Nederland B.V.	Communications related services, systems integration and products provider	100% ordinary	Minerva & Mercurius building, Herikerbergweg 2, 1101CM, Amsterdam Zuidoost, Netherlands
BT Property Holdings (Aberdeen) Limited	Property/holding company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Property Holdings (Oxford) Limited	Property/holding company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Property Limited	Dormant	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT ROC Kft	Communications related services, systems integration and products provider	100% business	Budafoki út 91-13, 1117 Budapest, Hungary
BT Services S.A.S.	Technology consulting and engineering services	100% ordinary	Tour Ariane, 5 place de la Pyramide, La Defense Cedex, 92088 PARIS, France
BT Seventy-Four Limited	In liquidation	100% ordinary	BDO LLP, 55 Baker Street, London, W1U 7EU, United Kingdom
BT Seventy-Three	In liquidation	100% ordinary	BDO LLP, 55 Baker Street, London, W1U 7EU, United Kingdom
BT Siam Limited	Communications related services, systems integration and products provider	69% preference	Athenee Tower, 23rd Floor, (CEO Suite, Suite 38 & 40), 63 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand
BT Singapore Pte. Ltd.	Communications related services and products provider	100% ordinary	8 Changi Business Park Ave (South Tower), #08-51 UE Bizhub East, Singapore, 486018, Singapore
BT Sixty-Four Limited	Finance company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Sle Euro Limited	Finance company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Sle USD Limited	Finance company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Slovakia s.r.o.	Communications related services, systems integration and products provider	100% ordinary	Dvorakovo nabrezie 4, 811 02, Bratislava, Slovakia
BT Sociedad De Responsabilidad Limitada	Communications related services, systems integration and products provider	100% –	Colonia Lomas Del Guijarro sur, edificio Plaza azul, 2do. Nivel, local #26, Tegucigalpa, Honduras
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100% –	236 Strovolos Avenue, Strovolos 2048, Nicosia, Cyprus
BT Solutions Limited (Sucursal Ecuador)[b]	Communications related services, systems integration and products provider	100% –	Av. Amazonas N21-252 y Carrión, Edificio Londres, 4° Piso, Quito, Ecuador
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100% –	Tower Gate Place, Tal-Qroqq Street, Msida MSD 1703, Malta
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100% –	PO Box 2184, 61 Bismarck Street, Windhoek, Namibia
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100% –	2nd Floor CIC Building, 122-124 Frederick Street, Port of Spain, Trinidad and Tobago
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100% –	c/o BDO East Africa, Plot 22 Mbuya Road, Bugolobi, Kampala, P.O. BOX 9113, Uganda

279 Annual Report 2018 BT Group plc

Related undertakings continued

Company name	Activity	Group interest in allotted capital[a]	Registered Address and Country of incorporation
BT Solutions Limited	Communications related services, systems integration and products provider	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100%	Plot No. 4015A, , Frost Building, Gallery Office Park, Lagos Road, Rhodespark, Lusaka, Lusaka Province, Zambia
BT Solutions Limited (Bahrain Branch)[b]	Communications related services, systems integration and products provider	100% –	Suite #650, 6th floor, Building No. 247, Road 1704, Diplomatic Area 317, Bahrain
BT Solutions Limited – Kuwait Branch[b]	Communications related services, systems integration and products provider	100% –	Block 2-A, 9th Floor, Ahmad Al Jaber Street, Sharq, Kuwait
BT Solutions Limited – Morocco Branch[b]	Communications related services, systems integration and products provider	100% –	193, Avenue HASSAN II, Casablanca, MAROC s/c Domicilia services, Morocco
BT Solutions Limited – Tanzania Branch[b]	Communications related services, systems integration and products provider	100% –	BDO East Africa, 1st Floor-Wing B, Infotech Place, Mwai Kibaki Road, Dar es Salaam, Tanzania
BT Solutions Limited Branch Office in Skopje[b]	Communications related services, systems integration and products provider	100% –	Str. Dame Gruev no.8, 5th floor, Building “Dom na voenite invalidi”, SKOPJE 1000, Macedonia
BT Solutions Limited Eesti Filiaal[b]	Communications related services, systems integration and products provider	100% –	A.H. Tammsaare tee 47, Tallinn, 11316, Estonia
BT Solutions Limited Liability Company	Communications related services, systems integration and products provider	100% –	Pravdy, 26, 127137, Moscow, Russian Federation
BT Solutions Limited Podruznica Hrvatska[b]	Communications related services, systems integration and products provider	100% –	Savska 64, 10 000 Zagreb, Croatia
BT Solutions Limited Sucursal Bolivia[b]	Communications related services, systems integration and products provider	100% –	Avenida Arce esquina Rosendo Gutierrez, Edifico Multicentre Torre B, Piso 12, La Paz, Bolivia
BT Solutions Limited Sucursal Uruguay[b]	Communications related services, systems integration and products provider	100% –	Rincón 487 Piso 11, Montevideo, ZIP CODE 11.000, Uruguay
BT Solutions Limited Útibú á Íslandi[b]	Communications related services, systems integration and products provider	100% –	Skútuvogi 1e, 104 Reykjavík, Iceland
BT Solutions Limited-Greek Branch[b]	Communications related services, systems integration and products provider	100% –	75 Patision Street, Athens, 10434, Greece
BT Solutions Norway AS	Communications related services, systems integration and products provider	100% ordinary	Munkedamsveien 45, c/o BDO AS, 0121 Oslo, Norway
BT South Tyneside Limited	Employment company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT Stemmer GmbH	Communications related services, systems integration and products provider	100% ordinary	Peter Henlein Straße 2, 82140 Olching, Germany
BT Switzerland AG	Communications related services and products provider	100% ordinary	Richtistrasse 5, 8304 Wallisellen, Switzerland
BT Systems (Malaysia) Sdn Bhd	Communications related services, systems integration and products provider	100% ordinary	Menara BT, Level 8, Tower 3, Avenue 7, Bangsar South, No.8, Jalan Kerinchi, 59200, Kuala Lumpur, Malaysia
BT Technology (Dalian) Company Limited	Communications related services, systems integration and products provider	100% registered	Building 16, 6th Floor, Room 602-B, No. 269 Wuyi Road, Hi-tech Park, Dalian, 116023, China

280 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Company name	Activity	Group interest in allotted capital[a]	Registered Address and Country of incorporation
BT Telconsult Limited	In liquidation	100% ordinary	BDO LLP, 55 Baker Street, London, W1U 7EU, United Kingdom
BT Telecom Egypt LLC	Communications related services, systems integration and products provider	100% stakes	1 Wadi El Nile St., Mohandessin, Giza, Cairo, Egypt
BT Telecom India Private Limited	Investment/holding company	74% ordinary	11th Floor, Eros Corporate Tower, Opp. International TradeTower, Nehru Place, New Delhi, 110019, India
BT Telecommunications Kenya Limited	In liquidation	100% ordinary	P.O. BOX 10032-00100, Nairobi, Kenya
BT Telekom Hizmetleri Anonim Şirketi	Communications related services, systems integration and products provider	100% common	Barbaros Mahallesi, Yavuz Selim Caddesi No: 17/1 Ataşehir, İstanbul, Turkey
BT Tunisia S.A.R.L	Communications related services, systems integration and products provider	100% ordinary	BT chez BDO Tunisie, Immeuble, ENNOUR BUILDING 3ème étage, Centre Urbain Nord 1082, Mahrajène Tunis, Tunisia
BT UAE Limited	Communications related services, systems integration and products provider	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT UAE Limited – Abu Dhabi Branch[b]	Dormant	100% –	Office No. (F6) International Business Center, Building No. (27W10), Three Sails Tower, Cornish, Abu Dhabi, United Arab Emirates
BT UAE Limited – Dubai Branch (1)[b]	Communications related services, systems integration and products provider	100% –	Office no.206 BLOCK B, Diamond Business Center 1, Al Barsha South Third, Dubai, P.O.BOX 25205, United Arab Emirates
BT UAE Limited – Dubai Branch (2)[b]	Communications related services, systems integration and products provider	100% –	Office no.206 BLOCK B, Diamond Business Center 1, Al Barsha South Third, Dubai, P.O.BOX 25205, United Arab Emirates
BT Ukraine Limited Liability Company	Communications related services, systems integration and products provider	100% stakes	Office 702, 34, Lesi Ukrayinky Blvd., Kiev, Ukraine, 01042
BT US Investments Limited	Investment/holding company	100% ordinary	Ogier House, The Esplanade, Parish, St Helier, JE4 9WG, Jersey
BT US Investments Limited – UK branch[b]	Investment company	100% –	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT United States L.L.C.	Holding company	100% units	c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
BTexact Technologies Limited	Finance company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BTexact Venturing Limited	Investment/holding company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
BTIH Teleconsult Drustvo sa organicenom odgovornoscu za posredovanje i zastupanje d.o.o. Sarajevo	Architectural and engineering activities and technical consulting	100% –	ul. Despiceva broj 3/II, Sarajevo, Sarajevo-Stari Grad, 71000, Bosnia and Herzegovina
Canal Capital Investment Limited	Investment company	100% ordinary	2 Grand Canal Plaza, Upper Grand Canal Street, Dublin 4, Republic of Ireland
Communications Global Network Services Limited	Communications related services and products provider	100% ordinary	Century House, 16 Par-la-Ville Road, Hamilton, HM08, Bermuda
Communications Global Network Services Limited – UK Branch[b]	Communications related services and products provider	100% –	81 Newgate Street, London, EC1A 7AJ, United Kingdom
Communications Networking Services (UK)	Communications related services and products provider	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
Communicator (IOM) Limited - UK Branch[b]	Insurance	100% –	81 Newgate Street, London, EC1A 7AJ, United Kingdom
Communicator Insurance Company Limited	Investment company	99% ordinary 1% preference	Third Floor, St Georges Court, Upper Church Street, Douglas, IM1 1EE, Isle of Man
Communicator Limited	Investment company	100% ordinary	Third Floor, St Georges Court, Upper Church Street, Douglas, IM1 1EE, Isle of Man
Comsat de Guatemala S.A.	Dormant	100% common	3 Avenida 13-78, Zona 10, Torre CitiBank, Nivel 2, Oficina 206, Guatemala, Guatemala

281 Annual Report 2018 BT Group plc

Related undertakings continued

Company name	Activity	Group interest in allotted capital[a]	Registered Address and Country of incorporation
dabs.com plc	Technology equipment retailer	100% ordinary	Alpha & Beta House, Enterprise Park, Horwich, Bolton, Lancs, BL6 6PE, United Kingdom
Deleteway Limited	In liquidation	100% ordinary	1 More London Place, London, SE1 2AF, United Kingdom
Dublin London Network Limited	In liquidation	55% ordinary	2 Grand Canal Plaza, Upper Grand Canal Street, Dublin 4, Republic of Ireland
EE (Group) Limited	Dormant	100% ordinary	Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9BW, United Kingdom
EE Communications (South Africa) Proprietary Limited	Dormant	100% ordinary	24-18th Street, Menlo Park, Pretoria, 0081, South Africa
EE Finance plc	Finance company	100% ordinary	Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9BW, United Kingdom
EE Limited	Telecommunications	100% ordinary	Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9BW, United Kingdom
EE Pension Trustee Limited	Pension trustee company	100% ordinary	Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9BW, United Kingdom
EE Services Limited	Dormant	100% ordinary	Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9BW, United Kingdom
ERPTech S.p.A.	Communications related services, systems integration and products provider	99% ordinary	Via Charles Robert Darwin, no 85, 20019, Settimo Milanese, Italy
ESAT Telecommunications (UK) Limited	Dormant	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
Everything Everywhere Limited	Dormant	100% ordinary	Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9BW, United Kingdom
Extraclick Limited	Investment/holding company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
Green House Group Pte Ltd	In liquidation	100% ordinary	600 North Bridge Road, #23-01 Parkview Square, 188778, Singapore
Green House Solution Sdn Bhd	In liquidation	100% ordinary	Menara BT, Level 8, Tower 3, Avenue 7, Bangsar South, No.8, Jalan Kerinchi, 59200, Kuala Lumpur, Malaysia
groupBT Limited	Communications related services, systems integration and products provider	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
Holland House (Northern) Limited	Property/holding company	100% ordinary	Alexander Bain House, 15 York Street, Glasgow, G2 8LA, Scotland
iASPire.Net Pte Ltd	In liquidation	95% ordinary	8 Changi Business Park Ave (South Tower), #08-51 UE Bizhub East, Singapore, 486018, Singapore
Ilford Trustees (Jersey) Limited	Investment company	100% ordinary	26 New Street, St Helier, JE2 3RA, Jersey
Infocom Telecom LLC	Communications related services, systems integration and products provider	100% charter	Miusskaya Square 7, 125811, Moscow, Russia
Infonet China Limited	Communications related services, systems integration and products provider	100% ordinary	38th floor, Dorset House, Taikoo Place, 979 King’s Road, Island East, Hong Kong
Infonet China Limited Beijing Representative Office[b]	Communications related services, systems integration and products provider	100% –	Room 4C, 7/F, Tower W3, Oriental Plaza, 1 East Chang An Avenue, Dong Cheng District, Beijing, P. R. China
Infonet Italia S.p.A	Dormant	100% ordinary	Via Tucidide 56, Torre 7, 20134, Milano, Italy
Infonet Primalliance Beijing Co. Ltd.	Communications related services, systems integration and products provider	66% ordinary	Room 4B, 7/F, Tower W3, Oriental Plaza, 1 East Chang An Avenue, Dong Cheng District, Beijing, P. R. China
Infonet Primalliance Co., Limited	Communications related services, systems integration and products provider	100% ordinary	38 Floor Dorset House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong
Infonet Primalliance Holding Co. Ltd.	Holding company	100% ordinary	Room 635-3, No. 2 BLDG, 351 Guo Shou Jing Road, Zhang Jiang High Technology Park, Shanghai, P. R. China

282 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Company name	Activity	Group interest in allotted capital[a]	Registered Address and Country of incorporation
Infonet Services (Hong Kong) Limited	In liquidation	100% ordinary	38 Floor Dorset House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong
Infonet Services Corporation	Communications related services	100% common	c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
IP Trade Financial SA	Finance company	100% ordinary	Rue de L’Aêropostale 8, 4460 Grâce-Hollogne, Belgium
IP Trade Network Corp	Provision of IT communication services	100% common	c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808 , United States
IP Trade Networks GmbH	Provision of IT communication services	100% ordinary	Franfurterstrasse 21-25, 65760 Eschborn Taunus, Germany
IP Trade Networks Limited	Provision of IT communication services	100% ordinary	Room 1102, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong
IP Trade Networks Ltd	Wired telecommunications activities	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
IP Trade SA	Provision of IT communication services	100% category	Rue de L’Aêropostale 8, 4460 Grâce-Hollogne, Belgium
IT Holdings, Inc	Dormant	100% ordinary	11th Floor, Page one Building,, 1215 Acacia Ave, Madrigal Business Park, Ayala Alabang, Muntinlupa city, Metro Manila, 1780, Philippines
Mainline Communications Group Limited	Holding company	100% ordinary	Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9BW, United Kingdom
Mainline Digital Communications Limited	Distribution of mobile telephones and services	100% ordinary	Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9BW, United Kingdom
Mobilise Telecoms Limited	Dormant	100% ordinary	Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9BW, United Kingdom
M-Viron Limited	In liquidation	100% ordinary	BDO LLP, 55 Baker Street, London, W1U 7EU, United Kingdom
Newgate Communication (Sudan) Co. Ltd	In liquidation	100% ordinary	Alskheikh Mustafa Building, Parlman Street, Khartoum, Sudan
Newgate Leasing Limited	In liquidation	100% ordinary	BDO LLP, 55 Baker Street, London, W1U 7EU, United Kingdom
Newgate Street Secretaries Limited	Dormant	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
Numberrapid Limited	Communications related services, systems integration and products provider	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
Numberrapid Limited[b]	Communications related services, systems integration and products provider	100% –	3 Baines Avenue, Box 334, Harare, Zimbabwe
Nuova Societa di Telecomunicazioni SpA	Communications related services, systems integration and products provider	99% ordinary	Via Tucidide 56, Torre 7, 20134, Milano, Italy
Openreach Limited	Wired telecommunications activities	100% ordinary	Kelvin House , 123 Judd Street, London, WC1H 9NP United Kingdom
Opimus S.A. de C.V.	Dormant	100% common	Av. Renato Leduc 321, Col. Toriello Guerra, 14050 Mexico D.F.
Orange FURBS Trustees Limited	Pension trustee company	100% ordinary	Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9BW, United Kingdom
Orange Home UK Limited	Dormant	100% ordinary	Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9BW, United Kingdom
Orange Personal Communications Services Limited	Holding company	100% ordinary	Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9BW, United Kingdom
Orange Services India Private Limited	Provision of call centre services	100% ordinary	A-47, Hauz Khas, New Delhi, Delhi-DL, 110016, India
Pelipod Ltd	Supplier of delivery pods for supply chain solution	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
Plusnet plc	Broadband service provider	100% ordinary	The Balance, 2 Pinfold Street, Sheffield, S1 2GU, United Kingdom
Postgate Holding Company	In liquidation	100% ordinary	BDO LLP, 55 Baker Street, London, W1U 7EU, United Kingdom

283 Annual Report 2018 BT Group plc

Related undertakings continued

Company name	Activity	Group interest in allotted capital[a]	Registered Address and Country of incorporation
Priestgate Limited	Holding company	100% ordinary	Third Floor, St Georges Court, Upper Church Street, Douglas, IM1 1EE, Isle of Man
PSPI-Subic, Inc	Dormant	51% ordinary	c/o Sun Microsystems Phil Inc., 8767 Paseo de Roxas, Makati City, Philippines
PT BT Communications Indonesia	Communications related services, systems integration and products provider	95% ordinary	World Trade Centre 5, Lantai. 13, Jl. Jend. Sudirman Kav. 29-31, Kel. Karet Setiabudi, Jakarta Selatan, Jakarta, 12920, Indonesia
PT BT Indonesia	Communications related services, systems integration and products provider	100% ordinary	World Trade Centre 5, Lantai. 13, Jl. Jend. Sudirman Kav. 29-31, Kel. Karet Setiabudi, Jakarta Selatan, Jakarta, 12920, Indonesia
PT Sun Microsystems Indonesia	Dormant	60% ordinary	World Trade Centre 5, Lantai. 13, Jl. Jend. Sudirman Kav. 29-31, Kel. Karet Setiabudi, Jakarta Selatan, Jakarta, 12920, Indonesia
Radianz Americas Inc.	Communications related services	100% common	c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Radianz Italia S.r.l.	Communications related services, systems integration and products provider	100% ordinary	Via Correggio 5, 20097, San Donato Milanese, Milan, Italy
Radianz Limited	Investment/holding company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
Radianz Spain S.L.	In liquidation	100% ordinary	C/ Isabel Colbrand 6-8, 28050, Madrid, Spain
RDZ Netherlands BV	Communications related services, systems integration and products provider	100% ordinary	Minerva & Mercurius building, Herikerbergweg 2, 1101CM, Amsterdam Zuidoost, Netherlands
Sama Empreedimentos e Participações Limitada	Dormant	100% common	Rua Arnaldo Quintela - 96, 1 Andar - Botafogo, CEP 22.280-070, Rio de Janeiro, Brazil
Servicios de Telecomunicaciones BT Global Networks Chile Limitada	Communications related services, systems integration and products provider	100% ordinary	Coronel Pereira Nº 62 Of. 207, Comuna Las Condes, Ciudad Santiago, Chile
SEV Automotive and Plant Limited	Maintenance and repair of motor vehicles	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
Skeegle App Limited	In liquidation	100% ordinary	BDO LLP, 55 Baker Street, London, W1U 7EU, United Kingdom
Skeegle Holdings Limited	In liquidation	100% ordinary	BDO LLP, 55 Baker Street, London, W1U 7EU, United Kingdom
Skeegle Operations Limited	In liquidation	100% ordinary	BDO LLP, 55 Baker Street, London, W1U 7EU, United Kingdom
Southgate Developments Limited	Investment/holding company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
Sun Microsystems Philippines, Inc	Dormant	51% common	11th Floor, Page One Building, 1215 Acacia Avenue, Madrigal, Business park, Ayala Alabany, Muntinlupa city, 1780 City, Manila, 1780, Philippines
Sun Vietnam Co., Ltd.	Dormant	60% ordinary	7th Floor, ESTAR Building, 147-149 Vo Van Tan Street, Ward 6, District 3, HCM City, Viet Nam
Sun Vietnam Pte. Ltd.	Dormant	60% ordinary	8 Changi Business Park Ave (South Tower), #08-51 UE Bizhub East, Singapore, 486018, Singapore
Syntone S.A.R.L.	Dormant	99% ordinary	Espace Jet Business Class, 16/18 Lot Attoufik Sidi Maarouf, Casablanca, 20190, Morocco
Tikit Limited	Software services products provider	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
Tikit, Inc.	Software services products provider	100% ordinary	200 King Street W, Suite 1904, Toronto ON M5H 3TA, Canada
Transcomm UK Limited	Communications related services and products provider	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
Tudor Minstrel	Finance company	100% ordinary	81 Newgate Street, London, EC1A 7AJ, United Kingdom
UAB BTH Vilnius	Communications related services and products provider	100% ordinary	Aludariu str 2-33, LT-01113 Vilnius, Lithuania
Whitestream Industries Limited	Investment/holding company	100% ordinary	2 Grand Canal Plaza, Upper Grand Canal Street, Dublin 4, Republic of Ireland

284 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Joint ventures and joint operationsc

Company name	Activity	Group interest in allotted capital[a]	Country of incorporation	Financial year end	Registered Address
Held via other group companies
BT OnePhone Limited	Communications related services and products provider	70% ordinary	UK	31 March	81 Newgate Street, London, EC1A 7AJ, United Kingdom
Mobile Broadband Network Limited	Joint venture between EE and Hutchison 3G UK Limited to manage network	50% ordinary	UK	31 December	6 Anglo Office Park, 67 White Lion Road, Amersham, Buckinghamshire, HP7 9FB, United Kingdom
Rugby Radio Station (General Partner) Limited	Property investment	50% ordinary	UK	31 December	St Helen’s 1 Undershaft, London, EC3P 3DQ, United Kingdom
Rugby Radio Station (Nominee) Limited	Property company	50% ordinary	UK	31 December	St Helen’s 1 Undershaft, London, EC3P 3DQ, United Kingdom
Rugby Radio Station LP	Property company	50% –	UK	31 December	St Helen’s 1 Undershaft, London, EC3P 3DQ, United Kingdom

Interests in joint operations

EE Limited and Hutchison 3G UK Limited (together ‘the Companies’) each have a 50% share in the joint operation Mobile Broadband Network Limited (‘MBNL’). MBNL’s ongoing purpose is the operation and maintenance of mobile networks through a sharing arrangement. This includes the efficient management of shared infrastructure and networks on behalf of the Companies, acquiring certain network elements for shared use, and coordinating the deployment of new infrastructure and networks on either a shared or a unilateral basis (unilateral elements being network assets or services specific to one company only). The group is committed to incurring 50% of costs in respect of restructuring the Shared Network, a similar proportion of the operating costs (which varies in line with usage), and 100% of any unilateral elements.

Guarantees for the joint operation are given by Deutsche Telekom AG and Hutchison Whampoa Limited. Deutsche Telekom, Orange and BT have agreed between them to manage any potential liability by arrangements between themselves.

The principal place of business of the joint operation is in the UK.

285 Annual Report 2018 BT Group plc

Related undertakings continued

Associates

Company name	Activity	Group interest in allotted capital[a]	Registered Address
Held via other group companies
British Telecom Al-Saudia Limited	Communications related services, systems integration and products provider	49% other	New Acaria Commercial Complex, Al-Siteen Street, Malaz, Riyadh, Saudi Arabia
BT Global Services (North Gulf) LLC	Communications related services, systems integration and products provider	49% ordinary	1413, 14th Floor, Al Fardan Office Tower, Doha, 31316, Qatar
BT Siam Communications Co. Ltd.	Communications related services, systems integration and products provider	49% class B	Athenee Tower, 23rd Floor, (CEO Suite, Suite 38 & 40), 63 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand
Collectively Limited	In liquidation	20% –	Kings Orchard, 1 Queen Street, Bristol, BS2 0HQ, United Kingdom
Digital Mobile Spectrum Limited	Mitigation of interference to digital terrestrial television	25% ordinary	83 Baker Street, London, W1U 6AG, United Kingdom
Ecquaria Limited	Communications related services, systems integration and products provider	50% ordinary	Craigmuir Chambers, PO Box 71, Road Town, Tortora, British Virgin Islands
ePLDTSunphilcox JV, Inc	Dormant	20% ordinary	32F Philam Life Tower, 8767 Paseo de Roxas, Makati City, Philippines
I2 S.r.l	Communications related services, systems integration and products provider	23% –	Via XII Ottobre 2N, 16121, Genova, Liguria, Italy
Infonet Primalliance Shanghai Co. Ltd.	Communications related services, systems integration and products provider	28% ordinary	Room 601, No. 2 BLDG, 750 West Zhong Shan Rd., Shanghai, 200051, P R China
Infonet Primalliance Shenzhen Co. Ltd.	Communications related services, systems integration and products provider	35% ordinary	Room 1206, Tower A, United Plaza, 5022 Bin He Avenue, Fu Tian District, Shenzhen, P. R. China
Internet Matters Limited	Not for profit venture	25% –	6th Floor, One London Wall, London, EC2Y 5EB, United Kingdom
Mahindra – BT Investment Company (Mauritius) Limited	Investment/holding company	43% ordinary	c/o IFS, IFS Court, TwentyEight, Cybercity, Ebene, Mauritius
Midland Communications Distribution Limited	Distribution and retailing of mobile telephones, associated equipment and airtime connections	35% ordinary	Unit 1, Colwick Quays Business Park, Colwick, Nottingham, Nottinghamshire, NG4 2JY, United Kingdom
QXN S.c.p.A.	Communications related services and products provider	25% ordinary	Piazzale Luigi Sturzo, 23, 00144, Roma, Italy
Real Time Content, Inc.	Provision of Cloud based video services	21% common	Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle 19801, United States of America
SunPhilcox JV, Inc	Dormant	20% ordinary	32F Philam Life Tower, 8767 Paseo de Roxas, Makati City, Philippines
Youview TV Limited	Not for profit venture – Development of software to provide TV platform services	14% voting	10 Lower Thames Street, Third Floor, London, EC3R 6YT, United Kingdom

[a]	The proportion of voting rights held corresponds to the aggregate interest in percentage held by the holding company and subsidiary undertakings.
[b]	No shares issued for a branch.
[c]	All joint ventures are governed by a joint venture agreement or shareholder agreement. MBNL (page 285) is accounted for as a joint operation.

286 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Additional Information

In this section you’ll find more financial and operational statistics. There’s also information for shareholders on subjects like dividends and our Articles of Association. We’ve also included a glossary of terms we use in this report.

Additional information

Alternative performance measures	288

Selected financial data	291

Financial and operation statistics	293

Information for shareholders	296

Cross reference to Form 20-F	309

Glossary of terms	313

Alternative performance measures

Introduction

We assess the performance of the group using a variety of alternative performance measures. We principally discuss the group’s results on an ‘adjusted’ basis. The rationale for using adjusted measures is explained below. Results on an adjusted basis are presented before specific items.

We also explain financial performance using measures that are not defined under IFRS and are therefore termed ‘non-GAAP’ measures. The non-GAAP measures we use are: the trend in underlying revenue excluding transit; adjusted EBITDA; normalised free cash flow; and net debt. A reconciliation from these non-GAAP measures to the nearest measure prepared in accordance with IFRS is presented below. The alternative performance measures we use may not be directly comparable with similarly titled measures used by other companies.

Specific items

The group’s income statement and segmental analysis separately identify trading results before specific items. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance, as specific items are identified by virtue of their size, nature or incidence. This presentation is consistent with the way that financial performance is measured by management and reported to the Board and the Executive Committee and assists in providing a meaningful analysis of the trading results of the group. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Examples of charges or credits meeting the above definition and which have been presented as specific items in the current and/or prior years include acquisitions/disposals of businesses and investments, regulatory settlements, historical insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years. In the event that other items meet the criteria, which are applied consistently from year to year, they are also treated as specific items.

Specific items are disclosed in note 8 to the consolidated financial statements.

Trends in underlying revenue excluding transit

Underlying revenue excluding transit is a measure that seeks to reflect the underlying performance of the group that will contribute to long-term sustainable profitable growth. As such this excludes the impact of acquisitions or disposals, foreign exchange movements and specific items. We exclude transit from the trends as transit traffic is low-margin and is affected by reductions in mobile termination rates. Given the significance of the EE acquisition to the group, in 2016/17 we calculated underlying revenue excluding transit adjusted for the acquisition of EE, as though EE had been part of the group from 1 April 2015. This is different from how we usually adjust for acquisitions.

A reconciliation from the movement in reported revenue, the most directly comparable IFRS measures, to the movement in underlying revenue, is set out below.

Year ended 31 March	2018%	2017%

(Decrease)/increase in reported revenue	(1.4)	26.6
Specific items	–	1.0
(Decrease)/increase in adjusted revenue	(1.4)	27.6
Adjusted for the acquisition of EEa	–	(25.9)
(Decrease)/increase in adjusted revenue	(1.4)	1.7
Transit revenue	0.6	0.1
Acquisitions and disposals	0.1	0.1
Foreign exchange movements	(0.3)	(2.1)
Decrease in underlying revenue	(1.0)	(0.2)

[a]	Includes EE’s historical financial information for 2016/17 as though it had been part of the group from 1 April 2015.

EBITDA

In addition to measuring financial performance of the group and customer-facing units based on operating profit, we also measure performance based on EBITDA and adjusted EBITDA. EBITDA is defined as the group profit or loss before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is defined as EBITDA before specific items. EBITDA is a common measure used by investors and analysts to evaluate the operating financial performance of companies, particularly in the telecommunications sector.

We consider EBITDA and adjusted EBITDA to be useful measures of our operating performance because they approximate the underlying operating cash flow by eliminating depreciation and amortisation. EBITDA and adjusted EBITDA are not direct measures of our liquidity, which is shown by our cash flow statement, and need to be considered in the context of our financial commitments.

288 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Year ended 31 March	2018 £m	2017 £m	2016 £m

Operating profit	3,381	3,167	3,613
Depreciation and amortisation	3,514	3,572	2,631
EBITDA	6,895	6,739	6,244
Specific items[a]	610	906	215
Adjusted EBITDA	7,505	7,645	6,459

[a]	Excludes amortisation specifics of £nil (2016/17: £62m, 2015/16: £nil). Specific items are set out in note 8 to the consolidated financial statements.

Earnings per share

We also measure financial performance based on adjusted earnings per share, which excludes specific items. Basic and adjusted earnings per share, and the per share impact of specific items, are as follows:

		2018		2017		2016
Year ended 31 March	Pence per share	£m	Pence per share	£m	Pence per share	£m

Basic earnings per share/profit	20.5	2,032	19.2	1,908	28.5	2,466
Specific items[a]	7.4	741	9.7	961	3.3	278
Adjusted basic earnings per share/profit	27.9	2,773	28.9	2,869	31.8	2,744

[a]	Specific items are set out in note 8 to the consolidated financial statements.

We disclose reported earnings per share, both basic and diluted, in note 10 to the consolidated financial statements.

Free cash flow

Normalised free cash flow is one of the group’s key performance indicators by which our financial performance is measured. Normalised free cash flow is defined as the net increase in cash and cash equivalents less: cash flows from financing activities (except net interest paid), the acquisition or disposal of group undertakings and the net sale of short-term investments and excluding: the cash impact of specific items, purchases of telecommunications licences, and the cash tax benefit of pension deficit payments. For non-tax related items the adjustments are made on a pre-tax basis.

Normalised free cash flow is primarily a liquidity measure. However, we also believe it is an important indicator of our overall operational performance as it reflects the cash we generate from operations after capital expenditure and financing costs, both of which are significant ongoing cash outflows associated with investing in our infrastructure and financing our operations. In addition, normalised free cash flow excludes cash flows that are determined at a corporate level independently of ongoing trading operations such as dividends, share buybacks, acquisitions and disposals, and repayment and raising of debt. Normalised free cash flow is not a measure of the funds that are available for distribution to shareholders.

A reconciliation from net cash inflow from operating activities, the most directly comparable IFRS measure, to free cash flow and normalised free cash flow, is set out below.

Year ended 31 March	2018 £m	2017 £m	2016 £m

Net cash inflow from operating activities	4,927	6,174	5,151
Add back pension deficit payments	872	274	880
Included in cash flows from investing activities
Net capital expenditure	(3,341)	(3,119)	(2,431)
Interest received	7	7	10
Net sales (purchases) of non-current asset investments and dividends received from associates and joint ventures	19	(20)	17
Included in cash flows from financing activities
Interest paid	(555)	(629)	(558)
Free cash flow	1,929	2,687	3,069
Net cash outflow from specific items	828	205	232
Payments in respect of acquisition of spectrum	325	–	–
Cash tax benefit of pension deficit payments	(109)	(110)	(203)
Normalised free cash flow	2,973	2,782	3,098

Net debt

Net debt consists of loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Loans and other borrowings are measured as the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value.

289 Annual Report 2018 BT Group plc

Alternative performance measures continued

Our net debt calculation starts from the expected future undiscounted cash flows that should arise when our financial instruments mature. We adjust these cash flows to reflect hedged risks that are re-measured under fair value hedges, as well as for the impact of the effective interest method. Currency-denominated balances within net debt are translated to Sterling at swap rates where hedged.

Net debt is a measure of the group’s net indebtedness that provides an indicator of the overall balance sheet strength. It is also a single measure that can be used to assess both the group’s cash position and its indebtedness. The use of the term ‘net debt’ does not necessarily mean that the cash included in the net debt calculation is available to settle the liabilities included in this measure.

Net debt is considered to be an alternative performance measure as it is not defined in IFRS. A reconciliation from loans and other borrowings, cash and cash equivalents, and current asset investments, the most directly comparable IFRS measures to net debt, is set out below.

At 31 March	2018 £m	2017 £m	2016 £m

Loans and other borrowings[a]	14,275	12,713	14,761
Cash and cash equivalents	(528)	(528)	(996)
Current investments	(3,022)	(1,520)	(2,918)
	10,725	10,665	10,847

Adjustments:
To retranslate currency denominated balances at swapped rates where hedged[b]	(874)	(1,419)	(652)
To remove fair value adjustments and accrued interest applied to reflect the effective interest method[c]	(224)	(314)	(357)
Net debt	9,627	8,932	9,838

[a]	Includes overdrafts of £29m at 31 March 2018 (31 March 2017: £17m, 31 March 2016: £537m).
[b]	The translation difference between spot rate and hedged rate of loans and borrowings denominated in foreign currency.
[c]	Includes remaining fair value adjustments made on certain loans and other borrowings and accrued interest at the balance sheet date.

290 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Selected financial data

Summary group income statement

Year ended 31 March	2018 £m	2017 £m	2016 £m	2015 £m	2014 £m

Revenue
Adjusted	23,746	24,082	18,879	17,840	18,287
Specific items	(23)	(20)	133	128	–
	23,723	24,062	19,012	17,968	18,287

Operating costs
Adjusted	(19,755)	(19,947)	(15,051)	(14,185)	(14,866)
Specific items	(587)	(948)	(348)	(381)	(276)
	(20,342)	(20,895)	(15,399)	(14,566)	(15,142)

Operating profit
Adjusted	3,991	4,135	3,828	3,655	3,421
Specific items	(610)	(968)	(215)	(253)	(276)
	3,381	3,167	3,613	3,402	3,145

Net finance expense
Adjusted	(546)	(594)	(483)	(560)	(591)
Specific items	(218)	(210)	(229)	(299)	(235)
	(764)	(804)	(712)	(859)	(826)

Share of post tax (loss) profit of associates and joint ventures
Adjusted	(1)	(9)	6	(1)	(3)
Profit (loss) on disposal of interest in associates and joint ventures – specific items	–	–	–	25	(4)
Profit before taxation
Adjusted	3,444	3,532	3,351	3,094	2,827
Specific items	(828)	(1,178)	(444)	(527)	(515)
	2,616	2,354	2,907	2,567	2,312

Taxation expense
Adjusted	(671)	(663)	(607)	(631)	(613)
Specific items	87	217	166	121	319
	(584)	(446)	(441)	(510)	(294)

Profit for the year
Adjusted	2,773	2,869	2,744	2,463	2,214
Specific items	(741)	(961)	(278)	(406)	(196)
	2,032	1,908	2,466	2,057	2,018

Basic earnings per share
Adjusted	27.9p	28.9p	31.8p	30.6p	28.2p
Specific items	(7.4)p	(9.7)p	(3.3)p	(5.1)p	(2.5)p
	20.5p	19.2p	28.5p	25.5p	25.7p

Average number of shares used in basic earnings per share (millions)	9,911	9,938	8,619	8,056	7,857
Average number of shares used in diluted earnings per share (millions)	9,961	9,994	8,714	8,191	8,231
Diluted earnings per share	20.4p	19.1p	28.2p	25.1p	24.5p
Dividends per share[a]	15.4p	15.4p	14.0p	12.4p	10.9p
Dividends per share, US cents[a,b]	21.6c	19.3c	20.1c	18.4c	18.2c

[a]	Dividends per share represents the dividend paid and proposed in respect of the relevant financial year. Under IFRS, interim dividends are recognised as a deduction from shareholders’ equity when they are paid, final dividends when they are approved.
[b]	Based on actual dividends paid and/or year end exchange rate on proposed dividends.

291 Annual Report 2018 BT Group plc

Selected financial data continued

Summary group balance sheet

At 31 March	2018 £m	2017 £m	2016 £m	2015 £m	2014 £m
Intangible assets	14,447	15,029	15,450	3,170	3,087
Property, plant and equipment	17,000	16,498	15,971	13,498	13,840
Other non-current assets	2,963	3,970	2,997	3,040	2,265
Total non-current assets	34,410	35,497	34,418	19,708	19,192
Current assets less current liabilities	(1,836)	(4,050)	(3,103)	(356)	(1,981)
Total assets less current liabilities	32,574	31,447	31,315	19,352	17,211
Non-current loans and other borrowings	(11,994)	(10,081)	(11,025)	(7,862)	(7,941)
Retirement benefit obligations	(6,371)	(9,088)	(6,382)	(7,583)	(7,022)
Other non-current liabilities	(3,905)	(3,943)	(3,796)	(3,226)	(2,840)
Total assets less liabilities	10,304	8,335	10,112	681	(592)
Ordinary shares	499	499	499	419	408
Share premium account	1,051	1,051	1,051	1,051	62
Own shares	(186)	(96)	(115)	(165)	(829)
Merger reserve	6,647	6,647	8,422	998	998
Other reserves	534	884	685	502	449
Retained loss	1,759	(650)	(430)	(2,124)	(1,680)
Total equity (deficit)	10,304	8,335	10,112	681	(592)

292 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Financial and operational statistics

Financial statistics

Year ended 31 March	2018 £m	2017 £m	2016 £m	2015 £m	2014 £m

(Decrease) increase in underlying revenue excluding transit[a,b]	(1.0)%	(0.2)%	1.9%	(0.4)%	0.5%
Adjusted EBITDA[a,b]	7,505	7,645	6,459	6,193	6,116
Cash flow[a]
– Free cash flow	1,929	2,687	3,069	2,782	2,171
– Normalised free cash flow	2,973	2,782	3,098	2,830	2,450
Net debt at 31 March[a]	9,627	8,932	9,838	5,113	7,028
Operating costs excluding depreciation and amortisation[b]	16,241	16,437	12,420	11,647	12,171
Expenditure on research and development
Research and development operating expense	59	61	73	87	170
Capitalised software development costs	450	457	399	421	365
Total expenditure on research and development	509	518	472	508	535
Capital expenditure
Additions to property, plant and equipment comprised:
Land and buildings	31	42	31	31	44
Network infrastructure
Transmission equipment	1,687	1,592	1,531	1,463	1,126
Exchange equipment	121	126	41	33	24
Other network equipment	1,015	917	652	455	657
Other
Computers and office equipment	83	119	48	85	112
Motor vehicles and other	31	22	19	75	8
Total additions to property, plant and equipment	2,968	2,818	2,322	2,142	1,971
(Increase) decrease in engineering stores	(14)	(13)	(3)	6	(5)
	2,954	2,805	2,319	2,148	1,966
Software additions	642	621	412	561	506
Total capital expenditure before government grants	3,596	3,426	2,731	2,709	2,472
Government grants	(74)	28	(109)	(392)	(126)
Total capital expenditure net of government grants	3,522	3,454	2,622	2,317	2,346
(Decrease) increase in net payables and receivables	(160)	(309)	(184)	93	10
Cash outflow from capital expenditure before purchases of telecommunications licences	3,362	3,145	2,438	2,410	2,356
Purchases of telecommunications licences[c]	325	–	–	–	–
Cash outflow from total capital expenditure	3,687	3,145	2,438	2,410	2,356

[a]	Defined on pages 288 to 290.
[b]	Before specific items.
[c]	Relates to the prepayment of spectrum licences.

293 Annual Report 2018 BT Group plc

Financial and operational statistics continued

Financial ratios

Year ended 31 March	2018	2017	2016	2015	2014
Return on capital employed – %[a]	11.8	11.2	12.7	23.3	21.1
Adjusted[b] – %	14.0	14.6	13.5	24.9	22.9
Interest cover – times[c]	4.4	3.9	5.1	4.0	3.8
Adjusted[b] – times	7.3	7.0	7.9	6.5	5.8
Net debt to adjusted EBITDA[b] – times	1.3	1.2	1.5	0.8	1.1
Capital expenditure as a percentage of revenue[b] – %	14.8	14.3	13.9	13.0	12.8

[a]	The ratio is based on profit before taxation and net finance expense to capital employed. Capital employed is represented by total assets less current liabilities (excluding corporation tax, current borrowings, derivative financial liabilities and finance lease creditors) less deferred and current tax assets, retirement benefit asset, cash and cash equivalents, derivative financial assets and investments.
[b]	Before specific items.
[c]	The number of times net finance expense is covered by operating profit.

294 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Operational statistics

All values in thousands unless otherwise stated

Year ended 31 March	2018	2017	2016	2015	2014

BT Consumer
Average revenue per user (ARPU)[a] (£)	41.7	39.9	37.1	34.6	32.6
Business and Public Sector
Order intake (£m)	3,391	3,369	3,163	3,781	2,098
Global Services
Order intake (£m)	3,845	4,604	5,124	5,000	6,963
Wholesale and Ventures
Order intake (£m)	1,418	1,956	1,421	1,887	1,910
Ethernet circuits	46.6	43.8	38.5	31.7	–
Openreach
Physical lines
Internal	12,322	12,657	12,915	12,274	12,700
External	3,610	3,541	3,563	4,509	4,580
Fully unbundled	9,191	9,047	8,921	8,586	7,846
Total physical lines	25,124	25,245	25,399	25,370	25,126
BT Group
TV customers	1,738	1,750	1,561	1,142	1,002
Broadband lines
Total retail	9,339	9,276	9,041	7,713	7,281
Wholesale and Ventures (external)	849	886	906	1,831	1,872
Openreach	10,189	10,162	9,947	9,544	9,302
Broadband market share
Total retail share of net asset additions[b]	22%	55%	65%	51%	69%
Total retail share of installed base	45%	46%	45%	40%	39%
Lines sold through BT lines of business[c]
Consumer/EE	10,134	10,313	10,411	9,633	9,908
Business/corporate	2,651	2,937	3,228	3,481	3,784
Total exchange lines	12,785	13,250	13,639	13,114	13,692
Mobile base[d]	29,558	29,911	30,445	n/a	n/a
Mobile churn (%)
Total	2.3	2.1	n/a	n/a	n/a
Postpaid	1.2	1.1	n/a	n/a	n/a
Mobile ARPU (£)
Postpaid	26.0	26.3	26.0	n/a	n/a
Prepaid	4.8	4.4	4.0	n/a	n/a
Total	20.8	19.8	18.3	n/a	n/a

[a]	BT Consumer revenue per-month, less mobile POLOs, less BT Sport revenue from: satellite customers paying for the channels, our wholesale deals and from commercial premises. This is divided by the average number of primary lines.
[b]	DSL and fibre excluding cable.
[c]	Lines sold through BT customer-facing units include analogue lines and digital channels sold through Global Services, Business and Public Sector, BT Consumer, EE and Wholesale and Ventures.
[d]	2016/17 figures restated to remove inactive base.

295 Annual Report 2018 BT Group plc

Information for shareholders

Cautionary statement regarding forward-looking statements

This Annual Report contains certain forward-looking statements which are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: current and future years’ outlook; underlying revenue and revenue trends; EBITDA; free cash flow; capital expenditure; shareholder returns including dividends and share buyback; net debt; credit ratings; our group-wide transformation and restructuring programme, cost transformation plans and restructuring costs; investment in and roll out of our fibre network, and its reach, innovations, increased speeds and speed availability; our broadband-based service and strategy; investment in 5G; our investment in TV, enhancing our TV service and BT Sport; the recovery plan, operating charge, regular cash contributions and interest expense for our defined benefit pension schemes; effective tax rate; growth opportunities in networked IT services, the pay-TV services market, broadband, and mobility and future voice; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; further financial and other benefits to be realised from the EE acquisition; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives, decisions and outcomes on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the agreement reached with Ofcom, as a result of which BT formed Openreach Limited as a subsidiary with enhanced independence; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; investment plans; adequacy of capital; financing plans and refinancing requirements; demand for and access to broadband and the promotion of broadband by third-party service providers; improvements to the control environment; and those statements preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’ ‘plans’, ‘strategy’, ‘future’, ‘likely’, ‘seeks’, ‘projects’, ‘estimates’ or similar expressions.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT whether as a result of the uncertainties arising from the UK’s exit from the EU or otherwise; future regulatory and legal actions, decisions, outcomes of appeal and conditions or requirements in BT’s operating areas, as well as competition from others; the impact of the agreement reached with Ofcom, as a result of which BT formed Openreach Limited as a subsidiary with enhanced independence; the results of any future spectrum auctions; selection by BT and its customer-facing units of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services not being realised; developments in the convergence of technologies; external threats to cyber security, data or resilience; political and geo-political risks; prolonged adverse weather conditions resulting in a material increase in overtime, employee or other costs or impact on customer service; the timing of entry and profitability of BT in certain markets; significant changes in market shares for BT or its principal products and services; fluctuations in foreign currency exchange rates or interest rates; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; the aims and anticipated savings of our group-wide transformation and restructuring programme not being achieved; the anticipated benefits and synergies of the EE integration not being delivered; the improvements to the control environment following the investigations into BT’s Italian business being ineffective; and general financial market conditions affecting BT’s performance and ability to raise finance. Certain of these factors are discussed in more detail elsewhere in this Annual Report including, without limitation, in Our risks on pages 56 to 71. BT undertakes no obligation to update any forward-looking statements whether written or oral that may be made from time to time, whether as a result of new information, future events or otherwise.

296 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Stock exchange listings

The principal listing of BT Group’s ordinary shares is on the London Stock Exchange. Trading on the London Stock Exchange is under the symbol ‘BT.A’. American Depositary Shares (ADSs), have been issued by JPMorgan Chase & Co, as Depositary for the American Depositary Receipts (ADRs) evidencing the ADSs, and are listed on the New York Stock Exchange. Trading on the New York Stock Exchange is under the symbol ‘BT’.

In December 2015 BT changed the ratio of its NYSE-listed American Depositary Receipt (ADR) programme from the previous ratio of one ADR per ten ordinary shares to one ADR per five ordinary shares. These changes to the ADR ratio have brought the ADR price broadly in line with the market average. To implement the change, ADR holders on the record at the close of business on 30 November 2015 received two ADRs for every one ADR held. There was no change to the underlying ordinary shares.

Share and ADS prices

	Pence per ordinary share		US$ per ADS
	High pence	Low pence	High US$	Low US$
Financial years ended 31 March
2013	281.00	200.70	42.76	31.02
2014	418.10	265.70	69.75	40.70
2015	470.55	356.20	70.18	57.99
2016[a]	499.80	404.00	37.49	31.18
2017[a]	454.90	302.10	33.46	19.29
2018	318.30	218.10	21.07	15.45
Financial year ended 31 March 2017[a]
1 April – 30 June 2016	454.90	375.85	33.46	25.21
1 July – 30 September 2016	414.35	375.30	27.66	24.93
1 October – 31 December 2016	389.20	346.70	24.89	22.05
1 January – 31 March 2017	396.85	302.10	24.57	19.29
Financial year ended 31 March 2018
1 April – 30 June 2017	318.30	282.00	20.71	18.15
1 July – 30 September 2017	316.90	282.50	21.07	18.78
1 October – 31 December 2017	283.90	243.70	19.24	16.22
1 January – 31 March 2018	275.80	218.10	18.91	15.45
Months[a]
November 2017	260.70	243.70	17.69	16.22
December 2017	277.40	257.10	18.58	17.27
January 2018	275.80	255.50	18.91	18.22
February 2018	256.10	225.50	18.73	16.01
March 2018	240.50	218.10	16.85	15.45
April 2018	249.40	225.30	17.47	15.92
4 May 2018	245.00	232.10	16.87	15.97

[a]	The ADS prices stated for 2016/17 reflect the change in ADR ratio.

The prices are the highest and lowest closing middle market prices for BT ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the highest and lowest closing sales prices of ADSs, as reported on the New York Stock Exchange.

Fluctuations in the exchange rate between Sterling and the US Dollar affect the US Dollar equivalent of the Sterling price of the company’s ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange.

Background

BT Group plc is a public limited company registered in England and Wales and listed on the London and New York Stock Exchanges. It was incorporated in England and Wales on 30 March 2001 as Newgate Telecommunications Limited with the registered number 4190816. Its registered office address is 81 Newgate Street, London EC1A 7AJ. The company changed its name to BT Group plc on 11 September 2001.

Following the demerger of mmO2 from BT in November 2001, the continuing activities of BT were transferred to BT Group plc.

British Telecommunications plc is a wholly-owned subsidiary of BT Group plc and encompasses virtually all the businesses and assets of the group. The successor to the statutory corporation British Telecommunications, it was incorporated in England and Wales as a public limited company, wholly owned by the Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the Government sold all of its shareholding in British Telecommunications plc in three public offerings.

297 Annual Report 2018 BT Group plc

Information for shareholders continued

Analysis of shareholdings at 31 March 2018
	Ordinary shares of 5p each
Range	Number of holdings	Percentage of total %	Number of shares held millions	Percentage of total %

1 – 399	302,212	39.58	63	0.64
400 – 799	199,682	26.15	111	1.11
800 – 1,599	145,320	19.04	163	1.64
1,600 – 9,999	110,598	14.49	341	3.42
10,000 – 99,999	4,533	0.59	86	0.86
100,000 – 999,999	669	0.09	253	2.53
1,000,000 – 4,999,999	293	0.04	670	6.72
5,000,000 and above[a,b,c,d]	185	0.02	8,281	83.08
Total[e]	763,492	100.00	9,968	100.00

[a]	12.8m shares were held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share plans.
[b]	Under the BT Group Employee Share Investment Plan, 59.01m shares were held in trust on behalf of 41,611 participants who were beneficially entitled to the shares. 386.2m shares were held in the corporate nominee BT Group EasyShare on behalf of 91,968 beneficial owners.
[c]	159.9m shares were represented by ADSs. An analysis by size of holding is not available for these.
[d]	46.2m shares were held as treasury shares.
[e]	7.27% of the shares were in 755,123 individual holdings, of which 48,505 were joint holdings, and 92.73% of the shares were in 8,369 institutional holdings.

As far as the company is aware, the company is not directly or indirectly owned or controlled by another corporation or by the UK Government or any other foreign government or by any other natural or legal person severally or jointly. There are no arrangements known to the company, the operation of which may at a subsequent date result in a change in control of the company.

The company’s major shareholders do not have different voting rights to those of other shareholders.

At 9 May 2018, there were 9,968,127,681 ordinary shares outstanding, including 46,224,781 shares held as treasury shares. At the same date, approximately 31.9m ADSs (equivalent to 159.6m ordinary shares, or approximately 1.6% of the total number of ordinary shares outstanding on that date) were outstanding and were held by 1,412 record holders of ADRs.

At 31 March 2018, there were 3,432 shareholders with a US address on the register of shareholders who in total hold 0.02% of the ordinary shares of the company.

298 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Dividends

A final dividend in respect of the year ended 31 March 2017 was paid on 4 September 2017 to shareholders on the register on 11 August 2017, and an interim dividend in respect of the year ended 31 March 2018 was paid on 5 February 2018 to shareholders on the register on 29 December 2017. The final proposed dividend in respect of the year ended 31 March 2018, if approved by shareholders, will be paid on 3 September 2018 to shareholders on the register on 10 August 2018.

The dividends paid or payable on BT shares and ADSs for the last five financial years are shown in the following table. The dividends on the ordinary shares exclude the associated tax credit. The amounts shown are not those that were actually paid to holders of ADSs. For the tax treatment of dividends paid, see Taxation of dividends on page 305. Dividends have been translated from Sterling into US Dollars using exchange rates prevailing on the date the ordinary dividends were paid.

		Per ordinary share				Per ADS			Per ADS
Financial years ended 31 March	Interim pence	Final pence	Total pence	Interim £	Final £	Total £	Interim US$	Final US$	Total US$
2014	3.40	7.50	10.90	0.340	0.750	1.090	0.534	1.187	1.721
2015	3.90	8.50	12.40	0.390	0.850	1.240	0.573	1.285	1.858
2016	4.40	9.60	14.00	0.220[a]	0.480[a]	0.700[a]	0.296[a]	0.623	0.919
2017	4.85	10.55	15.40	0.2425	0.5275	0.770	0.281	0.6658	0.9468
2018	4.85	10.55	15.40	0.2425	0.5275	0.770	0.319	–[b]	–[b]

[a]	The reduction in the dividend payment is to reflect the ratio change to BT ADRs.
[b]	Qualifying holders of ADSs on record as of 10 August 2018 are entitled to receive the final dividend which will be paid to ADS holders on 11 September 2018, subject to approval at the AGM. The US Dollar amount of the final dividend of 52.75 pence per ADS to be paid to holders of ADSs will be based on the exchange rate in effect on 3 September 2018, the date of payment to holders of ordinary shares.

As dividends paid by the company are in Sterling, exchange rate fluctuations will affect the US Dollar amounts received by holders of ADSs on conversion by the Depositary of such cash dividends.

Dividend mandate

Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Shareholder Helpline (see page 308), or go to the Shareholder information page of our website.

Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS).

Share buyback

Calendar month[a]	Total number of shares purchased	Average price paid per share (pence – net of dealing costs)	Total number of shares purchased as part of publicly announced plans or programmes	Maximum number of shares yet to be purchased under the AGM authority	[b]

April 2017	nil	n/a	nil	988,729,595
May	nil	n/a	nil	988,729,595
June	43,402,777	288	43,402,777	945,326,818
July	nil	n/a	nil	945,326,818
August	nil	n/a	nil	945,326,818
September	nil	n/a	nil	945,326,818
October	nil	n/a	nil	945,326,818
November	nil	n/a	nil	945,326,818
December	nil	n/a	nil	945,326,818
January 2018	nil	n/a	nil	945,326,818
February	nil	n/a	nil	945,326,818
March	nil	n/a	nil	945,326,818
	43,402,777	288	43,402,777	945,326,818

[a]	Purchases made from 1 April 2017 to 12 July 2017 were made in accordance with a resolution passed at the AGM held on 13 July 2016. Own share purchases by BT from 13 July 2017 to 31 March 2018 were made in accordance with a resolution passed at the AGM on 12 July 2017.
[b]	Authority was given to purchase up to 792m shares on 13 July 2016 and 837m shares on 12 July 2017. These authorities expire at the close of the following AGM.

A total of 43.4m own shares were purchased during 2017/18. Of these, 43.4m shares were purchased for a total consideration of £125m (under the authority given at the 2016 AGM), and 32.4m shares were purchased by the BT Group Employee Share Ownership Trust for a consideration of £95m. Please see note 21 to the consolidated financial statements for further details.

299 Annual Report 2018 BT Group plc

Information for shareholders continued

Dividend investment plan

Under the Dividend investment plan, cash from participants’ dividends is used to buy further BT shares in the market. Shareholders could elect to receive additional shares in lieu of a cash dividend for the following dividends:

	Date paid	Price per share pence
2012/13 interim	4 February 2013	265.01
2012/13 final	2 September 2013	339.38
2013/14 interim	3 February 2014	385.76
2013/14 final	8 September 2014	387.00
2014/15 interim	9 February 2015	436.92
2014/15 final	7 September 2015	428.17
2015/16 interim	8 February 2016	469.41
2015/16 final	5 September 2016	394.44
2016/17 interim	6 February 2017	309.41
2016/17 final	4 September 2017	291.07
2017/18 interim	5 February 2018	248.73

Global Invest Direct

Details of the direct purchase plan run by the ADR Depositary, JPMorgan Chase & Co, Global Invest Direct, including reinvestment of dividends, are available from JPMorgan Chase & Co on +1 800 428 4237 (toll free within the US), or on written request to the ADR Depositary.

Total shareholder return

Total Shareholder Return (TSR) is the measure of the returns that a company has generated for its shareholders, reflecting both movement in the share price and dividends, which are assumed to be reinvested. We compare this against indexes for the UK market (FTSE100) and the European telecommunications sector (FTSEurofirst 300 Telco Index). BT’s TSR for 2017/18 was negative 25.1%, compared with the market which was positive 23.3% and the sector which was negative 3.1%. Over the last five financial years BT’s TSR was positive 65.1%, compared with the market’s TSR of positive 53.0% and the sector’s TSR of positive 54.1%.

BT’s TSR performance vs the FTSE100 and the Sector

over the last 9 years

31 March 2009=100

Source: Datastream.

NB: Sector index is shown in Euro terms.

However the performance in Sterling is the same as in the graph shown above.

300 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Results announcements

Expected announcements of results:

Results for the 2018/19 financial year	Date[a]

1st quarter	27 July 2018
2nd quarter and half year	November 2018
3rd quarter and nine months	February 2019
4th quarter and full year	May 2019
Annual Report 2019 published	May 2019

[a]	Dates may be subject to change.

ShareGift

Small parcels of shares, which may be uneconomic to sell on their own, can be donated to ShareGift – the share donation charity (Registered Charity number 1052686). ShareGift transfers these holdings into their name, aggregates them, and uses the proceeds to support a wide range of UK registered charities based on donor suggestion. They can also accept larger donations of shares.

If you would like further details about ShareGift, please visit sharegift.org email help@sharegift.org or telephone them on 020 7930 3737.

Exchange rates

BT publishes its consolidated financial statements expressed in Sterling. The following tables provide certain information concerning the exchange rates between Sterling and US Dollars based on the noon buying rate in New York City for cable transfers in Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate).

Year ended 31 March	2018	2017	2016	2015	2014

Period end	1.40	1.25	1.44	1.49	1.67
Average[a]	1.33	1.31	1.50	1.61	1.60
High	1.43	1.47	1.59	1.72	1.68
Low	1.24	1.21	1.39	1.47	1.48

[a] The average of the Noon Buying Rates in effect on the last day of each month during the relevant period.

					Month
	April 2018	March 2018	February 2018	January 2018	December 2017

High	1.43	1.42	1.42	1.43	1.35
Low	1.37	1.37	1.38	1.35	1.33

On 4 May 2018, the latest practicable date for this Annual Report, the Noon Buying Rate was US$1.35 to £1.00.

301 Annual Report 2018 BT Group plc

Information for shareholders continued

Articles of Association (Articles)

The following is a summary of the principal provisions of BT’s Articles, a copy of which has been filed with the Registrar of Companies. A ‘holder of shares’ and a ’shareholder’ is, in either case, the person entered on the company’s register of members as the holder of the relevant shares. Shareholders can choose whether their shares are to be evidenced by share certificates (ie in certificated form) or held in electronic (ie uncertificated) form in CREST (the electronic settlement system in the UK).

BT adopted new Articles of Association with effect from July 2015, to provide additional flexibility for BT when trying to trace shareholders and to amend the provisions in line with the UK Corporate Governance code by providing for automatic retirement of all the directors at each AGM.

(a) Voting rights

Subject to the restrictions described below, on a show of hands, every shareholder present in person or by proxy at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold.

Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.

No person is, unless the Board decides otherwise, entitled to attend or vote at any general meeting or to exercise any other right conferred by being a shareholder if they or any person appearing to be interested in those shares has been sent a notice under section 793 of the Companies Act 2006 (which confers upon public companies the power to require information with respect to interests in their voting shares) and they or any interested person has failed to supply to the company the information requested within 14 days after delivery of that notice.

These restrictions end seven days after the earlier of the date the shareholder complies with the request satisfactorily or the company receives notice that there has been an approved transfer of the shares.

(b) Variation of rights

Whenever the share capital of the company is split into different classes of shares, the special rights attached to any of those classes can be varied or withdrawn either:

(i)	with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class; or
(ii)	with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class.

At any separate meeting, the necessary quorum is two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).

The company can issue new shares and attach any rights and restrictions to them, as long as this is not restricted by special rights previously given to holders of any existing shares. Subject to this, the rights of new shares can take priority over the rights of existing shares, or existing shares can take priority over them, or the new shares and the existing shares can rank equally.

(c) Changes in capital

The company may by ordinary resolution:

(i)	divide all or any of its share capital into shares with a smaller nominal value; and
(ii)	consolidate and divide all or part of its share capital into shares of a larger nominal value.

The company may also:

(i)	buy back its own shares; and
(ii)	by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(d) Dividends

The company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the Board considers that the profits of the company justify such payments, they can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide. Fixed dividends will be paid on any class of shares on the dates stated for the payments of those dividends.

The directors can offer ordinary shareholders the right to choose to receive new ordinary shares, which are credited as fully paid, instead of some or all of their cash dividend. Before they can do this, the company’s shareholders must have passed an ordinary resolution authorising the directors to make this offer.

Any dividend which has not been claimed for ten years after it was declared or became due for payment will be forfeited and will belong to the company.

(e) Distribution of assets on winding up

If the company is wound up (whether the liquidation is voluntary, under supervision of the court or by the court) the liquidator can, with the authority of a special resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present shareholder can be compelled to accept any shares or other property under the Articles which could give that shareholder a liability.

(f) Transfer of shares

Certificated shares of the company may be transferred in writing either by an instrument of transfer in the usual standard form or in another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer. The person making the transfer will be treated as continuing to be the holder of the shares transferred until the name of the person to whom the shares are being transferred is entered in the register of members of the company.

302 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

The Board may refuse to register any transfer of any share held in certificated form:

(i)	which is in favour of more than four joint holders; or
(ii)	unless the transfer form to be registered is properly stamped to show payment of any applicable stamp duty and delivered to the company’s registered office or any other place the Board decide. The transfer must have with it: the share certificate for the shares to be transferred; any other evidence which the Board ask for to prove that the person wanting to make the transfer is entitled to do this; and if the transfer form is executed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.

Transfers of uncertificated shares must be carried out using a relevant system (as defined in the Uncertificated Securities

Regulations 2001 (the Regulations)). The Board can refuse to register a transfer of an uncertificated share in the circumstances stated in the Regulations.

If the Board decide not to register a transfer of a share, the Board must notify the person to whom that share was to be transferred giving reasons for its decision. This must be done as soon as possible and no later than two months after the company receives the transfer or instruction from the operator of the relevant system.

(g) Untraced shareholders

The company may sell any shares if the shares have been in issue for at least ten years, during that period at least three dividends have become payable on them and have not been cashed and BT has not heard from the shareholder or any person entitled to the dividends by transmission. BT must take all reasonable steps in the circumstances, to trace shareholders. This can include engaging an asset reunification company or other tracing agent to search for shareholders who have not kept their details up-to date, or taking any other steps the company considers appropriate. Shareholders whose shares are sold following this process will not be able to claim the proceeds of the sale. BT will be able to use the proceeds in any way the Board from time to time thinks fit.

(h) General meetings of shareholders

Every year the company must hold an annual general meeting. The Board can call a general meeting at any time and, under general law, must call one on a shareholders’ requisition. At least 21 clear days’ written notice must be given for every annual general meeting. For every other general meeting, at least 14 clear days’ written notice must be given. The Board can specify in the notice of meeting a time by which a person must be entered on the register of shareholders in order to have the right to attend or vote at the meeting. The time specified must not be more than 48 hours before the time fixed for the meeting.

(i) Limitations on rights of non-resident or foreign shareholders

The only limitation imposed by the Articles on the rights of non-resident or foreign shareholders is that a shareholder whose registered address is outside the UK and who wishes to receive notices of meetings of shareholders or documents from BT must give the company an address within the UK to which they may be sent.

(j) Directors

Directors’ remuneration

Excluding remuneration referred to below, each director will be paid such fee for his services as the Board decide, not exceeding £65,000 a year and increasing by the percentage increase of the retail prices index (as defined by section 833(2) Income and Corporation Taxes Act 1988) for any 12-month period beginning 1 April 1999 or an anniversary of that date. The company may by ordinary resolution decide on a higher sum. This resolution can increase the fee paid to all or any directors either permanently or for a particular period. The directors may be paid their expenses properly incurred in connection with the business of the company.

The Board can award extra fees to a director who: holds an executive position; acts as chairman or deputy chairman; serves on a Board committee at the request of the Board; or performs any other services which the Board consider extend beyond the ordinary duties of a director.

The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, BT can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in the company or any of its subsidiary undertakings, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.

Directors’ votes

A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders’ meetings.

Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has an interest (this will also apply to interests of a person connected with the director).

If the legislation allows, a director can vote and be counted in the quorum on a resolution concerning a contract:

(i)	in which the director has an interest of which the director is not aware; or which cannot reasonably be regarded as likely to give rise to a conflict of interest;
(ii)	in which the director has an interest only because the director is a holder of shares, debentures or other securities of BT, or by reason of any other interest in or through BT;
(iii)	which involves: the giving of any security, guarantee or indemnity to the director or any other person for money lent or obligations incurred by the director or by any other person at the request of or for the benefit of BT or the benefit of any of its subsidiary undertakings; or a debt or other obligation which is owed by BT or any of its subsidiary undertakings to that other person if the director has taken responsibility for all or any part of that debt or obligation by giving a guarantee, security or indemnity;
(iv)	where BT or any of its subsidiary undertakings is offering any shares, debentures or other securities for subscription or purchase to which the director is or may be entitled to participate as a holder of BT securities; or where the director will be involved in the underwriting or sub-underwriting;

303 Annual Report 2018 BT Group plc

Information for shareholders continued

(v)	relating to any other company in which the director has an interest, directly or indirectly (including holding a position in that company) or is a shareholder, creditor, employee or otherwise involved in that company – these rights do not apply if the director owns 1% or more of that company or of the voting rights in that company;
(vi)	relating to an arrangement for the benefit of BT employees or former BT employees or any of BT’s subsidiary undertakings which only gives the directors the same benefits that are generally given to the employees or former employees to whom the arrangement relates;
(vii)	relating to BT buying or renewing insurance for any liability for the benefit of directors or for the benefit of persons who include directors;
(viii)	relating to the giving of indemnities in favour of directors;
(ix)	relating to the funding of expenditure by any director or directors: on defending criminal, civil or regulatory proceedings or actions against the director or the directors; in connection with an application to the court for relief; or on defending the director or the directors in any regulatory investigations; or which enables any director or directors to avoid incurring expenditure as described in this paragraph; and
(x)	in which the director’s interest, or the interest of directors generally, has been authorised by an ordinary resolution.

Subject to the relevant legislation, the shareholders can, by passing an ordinary resolution, ratify any particular contract carried out in breach of those provisions.

Directors’ appointment and retirement

Under BT’s Articles there must be at least two directors, who manage the business of the company. The shareholders can vary this minimum and/or decide a maximum by ordinary resolution. The Board and the shareholders (by ordinary resolution) may appoint a person who is willing to be elected as a director, either to fill a vacancy or as an additional director.

At every annual general meeting, all directors must automatically retire. A retiring director is eligible for re-election.

In addition to any power of removal under the 2006 Act, the shareholders can pass an ordinary resolution to remove a director, even though his or her time in office has not ended. They can elect a person to replace that director subject to the Articles, by passing an ordinary resolution. A person so appointed is subject to retirement by rotation when the director replaced would have been due to retire.

Directors’ borrowing powers

To the extent that the legislation and the Articles allow, the Board can exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person. The Board must limit the borrowings of the company and exercise all the company’s voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings so as to ensure that the aggregate amount of all borrowings by the group outstanding, net of amounts borrowed intragroup among other things, at any time does not exceed £35bn. These borrowing powers may only be varied by amending the Articles.

(k) Sinking fund, liability to further calls and change of control

BT’s shares are not subject to any sinking fund provision under the Articles or as a matter of the laws of England and Wales. No shareholder is currently liable to make additional contributions of capital in respect of BT’s ordinary shares in the future. There are no provisions in the Articles or of corporate legislation in England and Wales that would delay, defer or prevent a change of control.

(l) Disclosure of interests in shares

Under the Financial Services and Markets Act 2000 and the UK Disclosure and Transparency Rules there is a statutory obligation on a person who acquires or ceases to have a notifiable interest in the relevant share capital of a public company like BT to notify the company of that fact. The disclosure threshold is 3%. These Rules also deal with the disclosure by persons of interests in shares or debentures of companies in which they are directors and certain associated companies. Under section 793 of the 2006 Act (referred to in (a) above), BT may ascertain the persons who are or have within the last three years been interested in its shares and the nature of those interests. The UK City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

Material Contracts

Excluding contracts entered into in the ordinary course of business, no contracts have been entered into in the two years preceding the date of this document by BT or another member of the group which are, or may be, material to the group or contain a provision under which a member of the group has an obligation or entitlement which is, or may be, material to BT or such other member of the group.

Taxation (US Holders)

This is a summary only of the principal US federal income tax and UK tax consequences of the ownership and disposition of ordinary shares or ADSs by US Holders (as defined below) who hold their ordinary shares or ADSs as capital assets. It does not address all aspects of US federal income taxation and does not address aspects that may be relevant to persons who are subject to special provisions of US federal income tax law, including: US expatriates; insurance companies; tax-exempt organisations; banks; regulated investment companies; financial institutions; securities broker-dealers; traders in securities who elect a mark-to-market method of accounting; persons subject to alternative minimum tax; investors that directly, indirectly or by attribution own 10% or more of the total combined voting power or total value of share capital of BT; persons holding their ordinary shares or ADSs as part of a straddle, hedging transaction or conversion transaction; persons who acquired their ordinary shares or ADSs pursuant to the exercise of options or otherwise as compensation; or persons whose functional currency is not the US Dollar, amongst others. Those holders may be subject to US federal income tax consequences different from those set forth below. This summary does not address US federal taxes other than the income tax (such as estate or gift taxes) or US state and local taxes.

For the purposes of this summary, a US Holder is a beneficial owner of ordinary shares or ADSs that, for US federal income tax purposes, is: a citizen or individual resident of the United States; a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to US federal income taxation regardless of its sources, or a trust if a US court can exercise primary supervision over the administration of the trust and one or more US persons are authorised to control all substantial decisions of the trust. If a partnership holds ordinary shares or ADSs, the US tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares or ADSs is urged to consult its own tax adviser regarding the specific tax consequences of owning and disposing of the ordinary shares or ADSs.

304 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

In particular, this summary is based on (i) current UK tax law and the practice of Her Majesty’s Revenue & Customs (HMRC) and US law and US Internal Revenue Service (IRS) practice, including the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect and available, (ii) the United Kingdom-United States Convention relating to estate and gift taxes, and (iii) the United Kingdom-United States Tax Convention that entered into force on 31 March 2003 and the protocol thereto (the Convention), all as in effect on the date of this Annual Report, all of which are subject to change or changes in interpretation, possibly with retroactive effect.

US Holders should consult their own tax advisers as to the applicability of the Convention and the consequences under UK, US federal, state and local, and other laws, of the ownership and disposition of ordinary shares or ADSs.

Taxation of dividends

Under current UK tax law, BT will not be required to withhold tax at source from dividend payments it makes. Unless a US Holder of ordinary shares or ADSs is resident for UK tax purposes in the UK or unless a US Holder of ordinary shares or ADSs carries on a trade, profession or vocation in the UK involving the ordinary shares or ADSs, the holder should not be liable for UK tax on dividends received in respect of ordinary shares and/or ADSs.

For US federal income tax purposes, a distribution will be treated as ordinary dividend income. The amount of the distribution includible in gross income of a US Holder will be the US Dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a US Holder of ordinary shares, or by the Depositary. In the case of ADSs, a US Holder who converts Sterling into US Dollars on the date of receipt generally should not recognise any exchange gain or loss. A US Holder who does not convert Sterling into US Dollars on the date of receipt generally will have a tax basis in Sterling equal to their US Dollar value on such date. Foreign currency gain or loss, if any, recognised by the US Holder on a subsequent conversion or other disposition of Sterling generally will be US source ordinary income or loss. Dividends paid by BT to a US Holder will not be eligible for the US dividends received deduction that may otherwise be available to corporate shareholders.

For purposes of calculating the foreign tax credit limitation, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the US and generally will constitute ‘passive income’. US Holders who do not elect to claim a credit with respect to any foreign taxes paid in a given taxable year may instead claim a deduction for foreign taxes paid. A deduction does not reduce US federal income tax on a Dollar for Dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign credits.

Following recent changes in UK tax law (effective from 6 April 2016), UK tax credits no longer attach to any dividends paid on the ordinary shares or ADSs, irrespective of the domicile or residence of the shareholder. No question therefore arises as to the entitlement of any US Holder to any UK tax credit.

Certain US Holders (including individuals) are eligible for reduced rates of US federal income tax (currently at a maximum of 20%) in respect of qualified dividend income. There could also be a 3.8% net investment income tax on dividends to individuals and other non-corporate holders with income above a certain amount. For these purposes, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US Holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either (i) the shares or ADSs with respect to which the dividend has been paid are readily tradable on an established securities market in the US, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Convention) which provides for the exchange of information. BT currently believes that dividends paid with respect to its ordinary shares and ADSs should constitute qualified dividend income for US federal income tax purposes. Each individual US Holder of ordinary shares or ADSs is urged to consult his own tax adviser regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by BT to him, as applicable.

Taxation of capital gains

Unless a US Holder of ordinary shares or ADSs is resident for UK tax purposes in the UK or unless a US Holder of ordinary shares or ADSs carries on a trade, profession, or vocation in the UK through a branch, agency, or, in the case of a company, a permanent establishment in the UK, and the ordinary shares and/or ADSs have been used, held, or acquired for the purposes of that trade, profession or vocation, the holder should not be liable for UK tax on capital gains on a disposal of ordinary shares and/or ADSs.

A US Holder who is an individual and who has ceased to be resident for tax purposes in the UK on or after 17 March 1998 or who falls to be regarded as resident outside the UK for the purposes of any double tax treaty (Treaty non-resident) on or after 16 March 2005 and continues to not be resident in the UK or continues to be Treaty non-resident for a period of less than five years of assessment and who disposes of his ordinary shares or ADSs during that period may also be liable on his return to the UK to UK tax on capital gains, subject to any available exemption or relief, even though he is not resident in the UK or is Treaty non-resident at the time of disposal.

For US federal income tax purposes, a US Holder generally will recognise capital gain or loss on the sale, exchange or other disposition of ordinary shares or ADSs in an amount equal to the difference between the US Dollar value of the amount realised on the disposition and the US Holder’s adjusted tax basis (determined in US Dollars) in the ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the ordinary shares have been held for more than one year at the time of disposition. Long-term capital gains recognised by an individual US Holder generally are subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations. Non-corporate US Holders may also be subject to a 3.8% tax on net investment income in respect of any gains.

A US Holder’s tax basis in an ordinary share or ADS will generally be its US Dollar cost. The US Dollar cost of an ordinary share or ADS purchased with foreign currency will generally be the US Dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of ordinary shares

305 Annual Report 2018 BT Group plc

Information for shareholders continued

or ADSs traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects). Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. The amount realised on a sale or other disposition of ordinary shares or ADSs for an amount in foreign currency will be the US Dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US Dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of ordinary shares or ADS traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

Passive foreign investment company status

A non-US corporation will be classified as a passive foreign investment company (a PFIC) for US federal income tax purposes for any taxable year if at least 75% of its gross income consists of passive income or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income.

BT currently believes that it did not qualify as a PFIC for the tax year ended 31 March 2018. If BT were to become a PFIC for any tax year, US Holders would suffer adverse tax consequences. These consequences may include having gains realised on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by BT would not be ‘qualified dividend income’ which may be eligible for reduced rates of taxation as described above. US Holders should consult their own tax advisers regarding the potential application of the PFIC rules to BT.

US information reporting and backup withholding

Dividends paid on and proceeds received from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the IRS and backup withholding at a current rate of 28% (which rate may be subject to change). Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. In addition, non-corporate US Holders may be required to report their investment on a Form 8938. Backup withholding will not apply, however, to a US Holder who provides a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt. Persons that are US persons for US federal income tax purposes who are required to establish their exempt status generally must furnish IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Holders that are not US persons for US federal income tax purposes generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the US or through certain US-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

UK stamp duty

A transfer of or an agreement to transfer an ordinary share will generally be subject to UK stamp duty or UK stamp duty reserve tax (SDRT) at 0.5% of the amount or value of any consideration provided rounded up (in the case of stamp duty) to the nearest £5. SDRT is generally the liability of the purchaser. It is customarily also the purchaser who pays UK stamp duty.

A transfer of an ordinary share to, or to a nominee for, a person whose business is or includes the provision of clearance services or to, or to a nominee or agent of, a person whose business is or includes issuing depositary receipts may give rise to a charge to stamp duty or SDRT of 1.5% of the amount of the consideration provided rounded up (in the case of stamp duty) to the nearest £5. HMRC accept that this charge is in breach of EU law so far as it applies to transfers that are an integral part of a share issue, and it was confirmed in the Autumn 2017 Budget that the Government intends to continue this approach following Brexit. HMRC’s published view is that the 1.5% SDRT or stamp duty charge continues to apply to other transfers of shares into a clearance service or depositary receipt arrangement, although this has been disputed. In view of the continuing uncertainly, specific professional advice should be sought before incurring a 1.5% SDRT or stamp duty charge in any circumstances.

No SDRT will be payable on the transfer of an ADS (assuming it is not registered in the UK), provided that the transfer documents are executed and always retained outside the UK, no UK stamp duty should in practice be required to be paid on the transfer of an ADS.

Transfers of ordinary shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration. Paperless transfers of ordinary shares within CREST are generally liable to SDRT at the rate of 0.5% of the value of the consideration. CREST is obliged to collect SDRT from the purchaser of the shares on relevant transactions settled within the system.

The above statements are intended as a general guide to the current position. Certain categories of person (including recognised market makers, brokers and dealers) may not be liable to stamp duty or SDRT or may, although not liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

UK inheritance and gift taxes in connection with ordinary shares and/or ADSs

The rules and scope of domicile for UK tax purposes are complex and action should not be taken without advice specific to the individual’s circumstances.

A lifetime gift or a transfer on death of ordinary shares and/or ADSs by an individual holder, who is US domiciled (for the purposes of the UK/US Estate and Gift Tax Convention) and who is not a UK national (as defined in the Convention) will not generally be subject to UK inheritance tax if the gift is subject to US federal gift or US estate tax unless the tax is not paid (otherwise than as a result of a specific exemption, deduction, exclusion, credit or allowance).

306 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Further note on certain activities

In addition, under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13 (r) to the Securities Exchange Act of 1934, we are required to disclose whether BT or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or certain designated individuals or entities. Disclosure is required even when the activities were conducted outside the US by non-US entities and even when they were conducted in compliance with applicable law.

During 2017/18, certain of the group’s non-US subsidiaries or other non-US entities conducted limited activities in, or with persons from, certain countries identified by the US Department of State as State Sponsors of Terrorism or otherwise subject to US sanctions. These activities, which generally relate to the provision of communications services to embassies and diplomatic missions of US-allied governments, other Communication Providers, news organisations, multinational corporations and other customers that require global communications connectivity, are insignificant to the group’s financial condition and results of operations.

BT has a contract in place with Telecommunication Infrastructure Company (TIC), to make and receive voice calls from Iran to the UK.

BT entered into a Framework Agreement with Rafsanjan Industrial Complex (RIC) for business consultancy services in May 2010 and provided an initial consultancy engagement under phase 1 of the agreement. In February 2011, phase 2 was agreed with RIC however BT stopped work in December 2011 due to the geopolitical situation. RIC made an advance payment to BT of €384,120 to carry out the phase 2 work. We continue to explore whether the amount can be refunded.

BT’s subsidiary, EE (the acquisition of which was completed on 29 January 2016), has in place roaming partner agreements with Mobile Company of Iran (MCI), and Taliya Company (also known as Rafsanjan Industrial Complex). These bilateral agreements allow the transmission of mobile calls. There has been no traffic with Taliya in 2017/18. The value of the gross revenue to EE under these contracts is less than £25,000, although no payments have been made or received in 2017/18.

Limitations affecting security holders

There are no government laws, decrees, regulations, or other UK legislation which have a material effect on the import or export of capital, including the availability of cash and cash equivalents for use by the company except as otherwise described in Taxation (US Holders) on page 304.

There are no limitations under UK law restricting the right of nonresidents to hold or to vote shares in the company.

307 Annual Report 2018 BT Group plc

Information for shareholders continued

Documents on display

All reports and other information that BT files with the US Securities and Exchange Commission (SEC) may be inspected at the SEC’s public reference facilities at Room 1580, 100 F Street NE, Washington, DC 20549, US.

These reports may be accessed via the SEC’s website at sec.gov

Publications

BT produces a series of reports on the company’s financial, compliance, and social and environmental performance.

Document	Publication date
Notice of meeting	May
Annual Report & Form 20-F	May
Delivering our purpose report	May
EAB Annual Report	May
Expected quarterly results releases	July, November, February and May
Current Cost Financial Statements	July
The Way We Work, a statement of business practice	July

For printed copies, when available, contact the Shareholder Helpline on Freefone 0808 100 4141 or contact our Registrars in the UK, at the address opposite.

Most of these reports (as well as the EAB Annual Report on BT’s compliance with the Undertakings) can be accessed online at bt.com/aboutbt. More detailed disclosures on BT’s implementation of social, ethical and environmental policies and procedures are available online through our independently verified sustainability report at bt.com/deliveringourpurpose

Electronic communication

Shareholders can choose to receive their shareholder documents electronically rather than by post.

Shareholders may elect to receive documents in this way by going to bt.com/signup and following the online instructions, or by calling the Shareholder Helpline.

Shareholder communication

BT is committed to communicating openly with each of its stakeholder audiences in the manner most appropriate to their requirements.

All investors can visit our website at bt.com/investorcentre for more information about BT. There are direct links from this page to sites providing information particularly tailored for shareholders, institutional investors, financial analysts, industry analysts and journalists.

Private shareholders

If private shareholders have any enquiries about their shareholding, they should contact our Registrars, Equiniti, at the address below. Equiniti maintain BT Group’s share register and the separate BT Group EasyShare register. They also provide a Shareholder Helpline service on Freefone 0808 100 4141.

Shareholder Helpline

Tel: Freefone 0808 100 4141

Fax: 03713842100

Textphone: Freefone 0800 169 6907

https://help.shareview.co.uk

From outside the UK:

Tel: +44 121 415 7178

Fax: +44 3713842100

Textphone: +44 121 415 7028

https://help.shareview.co.uk

The Registrar

Equiniti

Aspect House

Spencer Road

Lancing

West Sussex

BN99 6DA

equiniti.com

ADR Depositary

JPMorgan Chase & Co

PO Box 64504

St Paul, MN 55164-0504, US

Tel: +1 800 990 1135 (General)

or +1 651 453 2128 (From outside the US)

or +1 800 428 4237 (Global Invest Direct)

email: jpmorgan.adr@eq-us.com

          adr.com

General enquiries

BT Group plc

BT Centre

81 Newgate Street

London EC1A 7AJ

United Kingdom

Tel: 020 7356 5000

Tel: +44 1793 596 931 (from outside the UK)

Institutional investors, financial and industry analysts

Institutional investors and financial analysts may contact BT Investor Relations on:

Tel: 020 7356 4909

email: ir@bt.com

Industry analysts and consultants may contact BT Analyst Relations on:

Tel: 020 7356 4909

email: industryenquiry@bt.com

Find out more about the BT Supplier Finance scheme at: selling2bt.bt.com

You can find out more about the Better Payment Practice Code at: payontime.co.uk

btplc.com/TheWayWeWork

308 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Cross reference to Form 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange

Commission for all purposes. None of the websites referred to in this Annual Report 2018, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.

Required item in Form 20-F Item		Where information can be found in this Annual Report Section	Page

3	Key information

3A	Selected financial data
		Selected financial data	291
		Information for shareholders
		Exchange rates	301

4	Information on the company

4A	History and development of the company	Our customer-facing units	72
		Our corporate units	114
		Information for shareholders
		Background	297
		Group performance
		Capital expenditure	124
		General information
		Capital management and funding policy	186
4B	Business overview	Review of the year	157
		How we’re organised	16
		Our strategy	20
		What we do	31
		Our networks and physical assets	35
		Research and development	37
		Brand and reputation	39
		Our stakeholders	42
		The environment	54
		Our resources and culture	35
		Our customer-facing units	72
		Our corporate units	114
		Consolidated financial statements
		Notes to the consolidated financial statements
		Segment information	215
		Financial and operational statistics
		Operational statistics	295
		Information for shareholders
		Cautionary statement regarding forward-looking statements	296
		Information for shareholders
		Further note on certain activities	307
4C	Organisational structure	Executive Committee	18
		Our business model	30
		Our customer-facing units	72
		Our corporate units	114
		Related undertakings	271
4D	Property, plant and equipment	Our networks and physical assets	35
		Properties	37
		The environment	54
		Our resources and culture	35
		Consolidated financial statements
		Notes to the consolidated financial statements
		Property, plant and equipment	230
		Financial and operational statistics
		Financial statistics	293

309 Annual Report 2018 BT Group plc

Cross reference to Form 20-F continued

Required item in Form 20-F Item		Where information can be found in this Annual Report Section	Page

5	Operating and financial review and prospects

5A	Operating results	Our customer-facing units	72
		Our corporate units	114
		Group performance[a] [b]	118
		HM Government	50
		Regulators	51
		The environment	54
		Our resources and culture	35
		Alternative performance measures	288
		Information for shareholders
		Cautionary statement regarding forward-looking statements	296
5B	Liquidity and capital resources	Group performance[a] [b]	118
		Information for shareholders
		Cautionary statement regarding forward-looking statements	296
		Consolidated financial statements
		Notes to the consolidated financial statements
		Loans and other borrowings	250
		Financial instruments and risk management	255
		Financial commitments and contingent liabilities	262
5C	Research and development, patents and licences	Research and development	37
		Financial and operational statistics
		Financial statistics	293
5D	Trend information	Group performance[a] [b]	118
		Selected financial data	291
		Information for shareholders
		Cautionary statement regarding forward-looking statements	296
5E	Off-balance sheet arrangements	General information
		Off-balance sheet arrangements	186
5F	Tabular disclosure of contractual obligations	Group performance
		Contractual obligations and commitments	130

6	Directors, senior management and employees

6A	Directors and senior management	Board of Directors	134
		The Board	136
6B	Compensation	Reports of the Board committees
		Report on Directors’ Remuneration	156
		Focus on Remuneration	158
		Annual Remuneration Report	161
		Consolidated financial statements
		Notes to the consolidated financial statements
		Retirement benefit plans	235
		Share-based payments	247
6C	Board practices	Board of Directors	134
		The Board	136
		Reports of the Board committees
		Report on Directors’ Remuneration	156
		Focus on Remuneration	158
		Remuneration Principles	160
		Annual Remuneration Report	161
		Remuneration Policy	173

310 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Required item in Form 20-F Item		Where information can be found in this Annual Report Section	Page

6D	Employees	Our people	43
		Group performance
		Income statement
		Operating costs	121
		Consolidated financial statements
		Notes to the consolidated financial statements
		Employees	220
6E	Share ownership	Reports of the Board committees
		Report on Directors’ Remuneration	156
		Focus on Remuneration	158
		Annual Remuneration Report	161
		Remuneration Policy	173
		Consolidated financial statements
		Notes to the consolidated financial statements
		Share-based payments	247

7	Major shareholders and related party transactions

7A	Major shareholders	Relations with shareholders
		Substantial shareholdings	143
		Information for shareholders
		Analysis of shareholdings at 31 March 2018	298
7B	Related party transactions	Directors’ information
		Interest of management in certain transactions	182
		Consolidated financial statements
		Notes to the consolidated financial statements
		Related party transactions	261

8	Financial information

8A	Consolidated statements and other financial	See Item 18 below
	information	General information
		Legal proceedings	186
		Group performance
		Dividends[b]	123
		Consolidated financial statements
		Notes to the consolidated financial statements
		Specific items	222
		Financial commitments and contingent liabilities	262
		Information for shareholders
		Dividends	299
		Articles of Association (Articles)
		Dividends	302
8B	Significant changes	Directors’ information
		Going concern	182

9	The offer and listing

9A	Offer and listing details	Information for shareholders
		Stock exchange listings
		Share and ADS prices	297
9C	Markets	Information for shareholders
		Stock exchange listings	297

10	Additional information

10B	Memorandum and articles of association	Information for shareholders
		Articles of Association (Articles)	302
10D	Exchange controls	Information for shareholders
		Limitations affecting security holders	307
10E	Taxation	Information for shareholders
		Taxation (US Holders)	304
10H	Documents on display	Information for shareholders
		Documents on display	308

311 Annual Report 2018 BT Group plc

Cross reference to Form 20-F continued

Required item in Form 20-F Item		Where information can be found in this Annual Report Section	Page

11	Quantitative and qualitative disclosures about
	market risk	Consolidated financial statements
		Notes to the consolidated financial statements
		Significant accounting policies
		Financial instruments	213
		Notes to the consolidated financial statements
		Financial instruments and risk management	255

15	Controls and procedures	General information
		US Regulation	183
		UK Internal control and risk management	185
		Report of the independent auditors – Consolidated financial statements
		United States opinion	200

16A	Audit committee financial expert	General information
		US Regulation
		US Sarbanes-Oxley Act of 2002	183
16B	Code of ethics	General information
		US Regulation
		US Sarbanes-Oxley Act of 2002	183
16C	Principal accountants’ fees and services	Consolidated financial statements
		Notes to the consolidated financial statements
		Audit, audit related and other non-audit services	221
		Reports of the Board committees
		Audit & Risk Committee chairman’s report	144
16E	Purchases of equity securities by the	Information for shareholders
	issuer and affiliated purchasers	Share buyback	299
16G	Corporate Governance	General information
		US Regulation
		New York Stock Exchange	183

18	Financial statements	Report of the independent auditors – Consolidated financial statements
		United States opinion	200
		Financial statements	201

[a]	Excluding the information under the sub-heading “Outlook for 2018/19” on pages 119-120.
[b]	Excluding the last sentence ending in “... in our Outlook on page 119.” under the sub-heading “Dividends” on page 123.

312 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Glossary of terms

2G: the second generation of mobile telephony systems. It uses digital transmission to support voice, low-speed data communications and short messaging services.

3G: the third generation of mobile systems. It provides high-speed data transmission and supports multimedia applications like video, audio and internet access as well as conventional voice services.

4G: the fourth generation of mobile systems. It is designed to provide faster data download and upload speeds on mobile networks.

5G: the coming fifth generation wireless broadband technology which will provide better speeds and coverage than the current 4G.
ADSL: asymmetric digital subscriber line – a digital technology that allows the use of a standard telephone line to provide high-speed data communications.

ARPU: average revenue per user.
BDUK: Broadband Delivery UK – the UK Government body charged with helping to oversee the use of public money for rolling out fibre broadband in harder-to-reach parts of the country.

BTPS: BT Pension Scheme – the defined benefit pension scheme which was closed to new members on 31 March 2001.

BTRSS: BT Retirement Saving Scheme – the scheme set up on 1 April 2009 as a successor to the BT Retirement Plan. It is a contract-based, defined contribution arrangement.

Cloud of Clouds: Global Services’ portfolio strategy which brings together its six core product families and a network of partners to support the delivery of global network and IT infrastructure services.

CP: communications provider – a provider of communications services – telephony, broadband, video on demand and other services.

CFU: customer-facing unit.

The Commitments: Certain commitments notified by BT plc to Ofcom in March 2017 relating to the operation of Openreach as a functionally seperate division of BT, and agreed as part of the DCR Settlement.

Dark fibre: an ‘unlit’ fibre-only connection provided with no associated electronics.

DCR: Digital Communications Review – Ofcom’s strategic review of the UK’s digital communication markets which focused on its approach to regulation for the next decade, and how best to promote competition, innovation and investment. It resulted in Ofcom agreeing to release us from the undertakings, once the new voluntary Commitments to further reform Openreach are fully in place.

DP: distribution point.

DSL: digital subscriber line – a broadband service where existing wires between the local telephone exchange and a customer’s telephone sockets are transformed into a high-speed digital line.

EAD: Ethernet access direct – a point-to-point access product in the Openreach Ethernet portfolio offering high bandwidth connectivity, linking end-user sites, communications provider networks and BT exchanges.

Ethernet: high-capacity, high-speed digital connections available throughout the UK. They tend to be used by businesses and offices for which a domestic connection is inadequate when large numbers of devices have to be online.

ESN: Emergency Services Network.

Flexible Co-mingling: allows CPs to place their equipment in our exchanges.

FTTC: fibre-to-the-cabinet – a variant of GEA which uses fibre to provide high connection speeds from the exchange to a street cabinet near to a customer premises, and a copper line for the final connection to the premises.

FTTP: fibre-to-the-premises – a variant of GEA which uses fibre to provide high connection speeds for the whole route from the exchange to the customer.
GFast: an innovative technology that uses higher frequencies than FTTC to provide faster broadband speeds over copper. GEA: generic Ethernet access – Openreach’s wholesale fibre broadband product.

313 Annual Report 2018 BT Group plc

Glossary of terms continued

IoT: internet of things – the interconnection via the internet of computing devices embedded in everyday objects, enabling them to send and receive data.

IP: internet protocol – a packet-based protocol for delivering data – including voice and video – across networks.

IPTV: internet protocol television – the combination of broadcast content with broadband content, delivering both through the television.

IPX: IP exchange – a telecommunications interconnection model for the exchange of IP-based traffic between customers of separate mobile and fixed operators.

Ladder pricing: Ladder pricing links the amounts that BT charges mobile operators for mobile calls to 0800, 0845 and 0870 numbers terminating on our network to the retail price charged by mobile operators to their customers.

LLU: local loop unbundling – the process by which CPs can rent the copper lines between BT’s exchanges and customer premises from Openreach to provide voice and broadband services using their own equipment.

M2M: machine-to-machine – M2M communications refers to connecting electronic devices to one another. This can streamline processes and enable tasks to be automated.

Managed Ethernet Access Service: a product that uses pseudo-wire technology to carry Ethernet traffic between the mobile operators’ cell and core sites in a single converged packet network.

MBNL: Mobile Broadband Network Limited is a joint venture arrangement between EE Limited and Hutchison 3G UK Limited with each company owning a 50% share.

MiiS: mobile infill infrastructure solution – lets CPs install their radio equipment in special cabinets linked to antennas on telephone poles and use their spectrum to improve mobile coverage.

MPF: metallic path facility – a circuit comprising a pair of twisted metal wires between an end-user’s premises and a main distribution frame.

MPLS: multi-protocol label switching – supports the rapid transmission of data across network routers, enabling modern networks to achieve high quality of service.

MSL: minimum service level – set by Ofcom in relation to the quality of service that Openreach offers.

MVNO: mobile virtual network operator – an arrangement where a retailer sells mobile services under its own brand but uses a mobile network owned by another operator to do so.

NFV: network function virtualisation.
Ofcom: the independent regulator and competition authority in the UK communications industries, with responsibilities across television, radio, telecommunications and wireless communications services.
PCP: primary connection point.

PIA: passive infrastructure access – this occurs when one company accesses ducts owned by another and installs its own fibre optic or other cables.

POLOs: payments to other licensed operators – typically refers to payments by one CP to another CP when terminating voice traffic on their network to carry the call to the customer receiving the call.

PoPs: points of presence – this refers to a location in a city where we have the ability to connect customers to one of our networks.

PPC: partial private circuit – a generic term used to describe a category of private circuits that terminate at a point of connection between two operators’ networks.
RFT: Right First Time – the internal measure of whether we are keeping our promises to our customers and meeting or exceeding their expectations.
Sarbanes-Oxley: Legislation passed by the United States Congress in 2002 to protect investors from the possibility of fraudulent accounting activities by corporations.

SDN: software defined networking – one of the new generation of networking technologies that are giving us a new way to build and manage corporate networks that are fit for the digital age.

SEP: superfast extension programme.

SIP: session initiation protocol – a method for creating, modifying and terminating sessions with one or more participants. These include internet telephone calls, multimedia distribution and multimedia conferences.

SIP trunking: a way of making calls over an IP connection, rather than over traditional phone lines. Calls are translated into data packets and sent over the user’s data network.

SME: small and medium enterprises.

SMPF: shared metallic path facility – access to the non-voiceband frequencies of the metallic path facility.

SON: self-organising network.

SVoD: subscription video on demand.

314 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Undertakings: legally-binding commitments BT made to Ofcom, designed to bring greater transparency and certainty to the regulation of the telecommunications industry in the UK. They led to the formation of Openreach.

UHD: ultra high definition.
VDSL: very high speed DSL – a high-speed variant of DSL technology. It provides a high headline speed by reducing the length of the access line copper by connecting to fibre at the cabinet.

VoIP: voice over internet protocol – a method of transporting speech over the internet.

VPN: virtual private network – a secure way to create an apparent dedicated network between nodes over a network infrastructure, which is in reality shared with other services.

WAN: wide area network – a computer network that exists over a relatively large geographical area that connects two or more smaller networks. This enables computers and users in one location to communicate with computers and users in other locations.

WLR: wholesale line rental – a product supplied by Openreach which is used by other CPs to offer telephony services using their own brand, pricing structure and billing, but using BT’s network.

315 Annual Report 2018 BT Group plc

Notes

316 Annual Report 2018 BT Group plc

THE STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION

Notes

317 Annual Report 2018 BT Group plc

Notes

318 Annual Report 2018 BT Group plc

Notes

319 Annual Report 2018 BT Group plc

Notes

320 Annual Report 2018 BT Group plc

BT Group plc

Registered office: 81 Newgate Street, London EC1A 7AJ

Registered in England and Wales No. 4190816

Produced by BT Group

PHME 82596

Printed in England by Pindar Scarborough Ltd

Design by emperor.works

Typeset by Donnelley Financial Solutions

Printed on Amadeus 50 Silk which is made from 50%

de-inked, post-consumer waste and 50% virgin fibre

bt.com